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INDEX TO FINANCIAL STATEMENTS

SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON MARCH 2, 2017

As filed with the Securities and Exchange Commission on            , 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 2
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Antero Resources Midstream Management LLC
to be converted as described herein into a limited partnership named

Antero Midstream GP LP
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of Incorporation or Organization)	4922 (Primary Standard Industrial Classification Code Number)	61-1748605 (IRS Employer Identification Number)

1615 Wynkoop Street
Denver, Colorado 80202
(303) 357-7310
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Glen C. Warren, Jr.
1615 Wynkoop Street
Denver, Colorado 80202
(303) 357-7310
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
William N. Finnegan IV Ryan J. Maierson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	David P. Oelman Julian J. Seiguer Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Please read the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Amount of Registration Fee(2)

Common shares representing limited partner interests	$	$

(1)
Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes                additional common shares that the underwriters have the option to purchase.

(2)
To be paid in connection with the initial filing of the registration statement.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS Subject to Completion,
dated                   , 2017

[AMGP LOGO]

              Common Shares
Representing Limited Partner Interests

This is the initial public offering of our common shares representing limited partner interests. We are a Delaware limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes. We expect the initial public offering price of our common shares to be between $                and $               per common share.

Before this offering, there has been no public market for our common shares. We intend to apply to list our common shares on the New York Stock Exchange under the symbol "AMGP." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

We own the general partner of Antero Midstream Partners LP (NYSE: AM) ("Antero Midstream") and all of the incentive distribution rights ("IDRs") in Antero Midstream. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on its IDRs. Antero Midstream is a publicly traded master limited partnership that owns, operates and develops midstream energy infrastructure primarily to service Antero Resources Corporation's (NYSE: AR) ("Antero Resources") rapidly increasing production and completion activity in the Appalachian Basin's Marcellus Shale and Utica Shale located in West Virginia and Ohio.

All of the common shares being sold in this offering are being offered by the selling shareholder. We will not receive any of the proceeds from this offering. Upon completion of this offering, the selling shareholder will own                             of our common shares, or approximately          % of our outstanding common shares.

Investing in our common shares involves risks. Please read "Risk Factors" beginning on page 28.

These risks include the following:

  •
  Our cash flow will be entirely dependent upon the ability of Antero Midstream to make cash distributions on its IDRs.

  •
  Our right to receive distributions paid by Antero Midstream on its IDRs may be limited or modified by our general partner without the consent of our shareholders, which may reduce cash distributions to you.

  •
  Our shareholders will not elect or have the power to remove our general partner and will not vote in the election of our general partner's directors. Upon the completion of this offering, certain of our existing owners (the "Sponsors") will own a sufficient number of our common shares to allow them to prevent the removal of our general partner.

  •
  You will experience immediate and substantial dilution of $               per common share in the net tangible book value of your common shares.

  •
  Conflicts of interest may arise as a result of our organizational structure and the relationships among us, Antero Midstream, our respective general partners, Antero Resources and other affiliated entities.

  •
  The tax treatment of Antero Midstream depends on its status as a partnership for U.S. federal income tax purposes, as well as it not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service ("IRS") were to treat Antero Midstream as a corporation or Antero Midstream becomes subject to additional amounts of entity-level taxation for state or foreign tax purposes, it would reduce the amount of cash available for distribution to us.

	Per Common Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to the selling shareholder	$	$

(1)
We refer you to "Underwriting" beginning on page 237 of this prospectus for additional information regarding underwriting compensation.

The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional                           common shares on the same terms and conditions as set forth above if the underwriters sell more than                           common shares in this offering. We will not receive any proceeds from any common shares to be sold by the selling shareholder upon any exercise of the underwriters' option to purchase additional common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares on or about                           , 2017.

Morgan Stanley	Barclays	J.P. Morgan

Prospectus dated                           , 2017

[Inside Cover Art]

i

        You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus prepared by or on behalf of us or information to which we have referred you. We, the selling shareholder and the underwriters have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus or any free writing prospectus. If anyone provides you with additional, different or inconsistent information you should not rely on it. We, the selling shareholder and the underwriters have not authorized making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. Unless otherwise indicated, you should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or any sale of common shares offered hereby.

        This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

Industry and Market Data

        The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources we believe to be reliable. Some data is also based on our good faith estimates. The industries in which Antero Resources, Antero Midstream and we operate are subject to a high degree of uncertainty and risk

v

due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause Antero Resources', Antero Midstream's and our results to differ materially from those expressed in these publications.

Reserve Information

        The estimates of Antero Resources' net proved, probable and possible reserves as of December 31, 2016 included in this prospectus are based on evaluations prepared by Antero Resources' internal reserve engineers, which have been audited by DeGolyer and MacNaughton, Antero Resources' independent reserve engineers, using SEC pricing and assuming ethane rejection.

Basis of Presentation

        Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Certain Assumptions and Terms Used in this Prospectus

        Except as otherwise indicated, the information presented in this prospectus assumes (i) an initial public offering price of $            per common share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common shares from the selling shareholder. All references in this prospectus to:

  •
  "AMGP," "our," "we," "us" and like terms refer (i) when used in the present tense or prospectively, to Antero Midstream GP LP and its subsidiaries following the completion of the Reorganization and (ii) when used in a historical context, to our Predecessor;

  •
  "AMP GP" refer to Antero Midstream Partners GP LLC, which will be the sole general partner of Antero Midstream following the completion of the Reorganization;

  •
  "Antero Investment" or the "selling shareholder" refer to Antero Resources Investment LLC, which owns 100% of the membership interest in us immediately prior to this offering and will be liquidated following this offering;

  •
  "Antero Midstream" refer to Antero Midstream Partners LP (NYSE: AM) and its subsidiaries collectively or, if the context requires, to Antero Midstream Partners LP individually;

  •
  "Antero Resources" refer to Antero Resources Corporation (NYSE: AR) and its subsidiaries collectively or, if the context requires, to Antero Resources Corporation individually;

  •
  "ARI Members" refer to the Sponsors and the other entities and individuals that collectively (i) own 100% of the membership interest in Antero Investment immediately prior to its liquidation in connection with the Reorganization and (ii) will own            of our common shares (representing a      % limited partner interest in us) following the completion of this offering and the Reorganization;

  •
  our "common shares" refer to the common shares representing limited partner interests in us, and references to our "shareholders" refer to the persons holding such limited partner interests;

  •
  our "general partner" or "AMGP GP" refer to AMGP GP LLC, our sole general partner;

  •
  "IDRs" refer to the incentive distribution rights representing limited partner interests in Antero Midstream;

  •
  "IDR LLC" refer to Antero IDR Holdings LLC, which owns all of the IDRs;

  •
  "IDR LLC unit" refer collectively to the Series A Units and Series B Units;

  •
  "Joint Venture" refer to the joint venture entered into on February 6, 2017 between Antero Midstream and MarkWest Energy Partners, L.P. ("MarkWest"), a wholly owned subsidiary of MPLX, LP ("MPLX"), to develop processing and fractionation assets in Appalachia;

  •
  our "partnership agreement" refer to the Agreement of Limited Partnership of Antero Midstream GP LP in the form of Appendix A to this prospectus to be adopted in connection with the completion of this offering;

  •
  our "Predecessor" refer to Antero Resources Midstream Management LLC, which is the sole general partner of Antero Midstream prior to the Reorganization;

  •
  "Reorganization" refer to the reorganization transactions described in this prospectus under "Organizational Structure," which will be completed simultaneously with the completion of this offering;

  •
  "Series A Units" refer to the capital interests in IDR LLC designated as Series A Units;

  •
  "Series B Holders" refer to the senior members of Antero Midstream's management team that hold Series B Units;

  •
  "Series B Units" refer to the profits interests in IDR LLC designated as Series B Units;

  •
  "Sponsors" refer to the entities and individuals that collectively own 100% of the membership interest in our general partner and, following the completion of this offering and the Reorganization, will own            of our common shares (representing a            % limited partner interest in us); and

  •
  "Water Acquisition" refer to Antero Resources' contribution of (i) all of the outstanding limited liability company interests of Antero Water LLC ("Antero Water") to Antero Midstream and (ii) all of the assets, contracts, rights, permits and properties owned or leased by Antero Resources and used primarily in connection with the construction, ownership, operation, use or maintenance of the advanced wastewater treatment complex under construction in Doddridge County, West Virginia (the "Antero Clearwater Facility"), by Antero Treatment LLC ("Antero Treatment"), a wholly owned subsidiary of Antero Midstream.

        Except as otherwise indicated, all discussions in this prospectus regarding ownership interests in us or IDR LLC assume no redemption of Series B Units held by the Series B Holders. Please see "Summary—Organizational Structure" for a diagram depicting our organizational structure immediately following the completion of this offering (assuming the underwriters' option to purchase additional common shares is not exercised).

SUMMARY

        This summary provides a brief overview of information contained elsewhere in this prospectus. You should read this entire prospectus and the documents to which we refer you before making an investment decision. You should carefully consider the information set forth under "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the historical financial statements and the related notes to those financial statements included elsewhere in this prospectus. The information presented in this prospectus assumes an initial public offering price of $            per common share (the midpoint of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters' option to purchase additional common shares is not exercised.

        For a definition of certain terms used in this prospectus, please read "Certain Assumptions and Terms Used in this Prospectus" beginning on page vi. In addition, we include a glossary of certain commonly used terms in the oil and natural gas industry used in this prospectus as Appendix B.

 Antero Midstream GP LP

        We are a Delaware limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes. We own the general partner of Antero Midstream Partners LP (NYSE: AM) ("Antero Midstream") and all of the incentive distribution rights ("IDRs") in Antero Midstream. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on the IDRs. Antero Midstream is a growth-oriented master limited partnership 59% owned by Antero Resources Corporation (NYSE: AR) ("Antero Resources") that was formed to own, operate and develop midstream energy infrastructure primarily to service Antero Resources' rapidly increasing production and completion activity in the Appalachian Basin's Marcellus Shale and Utica Shale located in West Virginia and Ohio. We believe that Antero Midstream's strategically located assets and integrated relationship with Antero Resources position it to be a leading Appalachian midstream provider across the full midstream value chain. Through our ownership interest in Antero IDR Holdings LLC ("IDR LLC"), our subsidiary, we receive cash distributions from Antero Midstream on the IDRs. We expect these cash distributions to increase substantially over time as Antero Midstream executes its business strategy.

        Antero Resources is the second largest natural gas and the largest NGL producer in Appalachia and the eighth largest natural gas producer in North America based on fourth quarter 2016 production volumes. Antero Resources holds over 616,000 net acres as of December 31, 2016 in the highly prolific southwestern core of the Marcellus Shale in northwest West Virginia and southwestern Pennsylvania and the core of the Utica Shale in southern Ohio. Antero Resources believes the Marcellus and Utica Shales are two of the premier North American shale plays. Since January 2010, the combined natural gas production in the Marcellus and Utica Shales has increased by over 18 Bcf/d from 4 Bcf/d in 2010 to 22 Bcf/d in 2016 and currently represents over 30% of total U.S. natural gas production. Additionally, according to Wood Mackenzie, Marcellus and Utica Shale production is expected to grow to 37 Bcf/d by 2021, which would account for 40% of total expected U.S. natural gas production. Since 2010, Antero Resources has drilled and completed 529 horizontal wells in the Marcellus Shale and 150 horizontal wells in the Utica Shale with a 100% drilling success rate. As of December 31, 2016, Antero Resources reported estimated net proved reserves of 15.4 Tcfe and its net proved, probable and possible ("3P") drilling inventory consisted of 3,630 identified potential horizontal well locations. Antero Resources' 2017 drilling and completion budget of $1.3 billion is expected to fund the completion of 170 wells, operating an average of seven drilling rigs, including four in the Marcellus Shale and three in the Utica Shale. For 2017, Antero Resources has publicly announced net daily production of 2.16 Bcfe/d to 2.25 Bcfe/d, which represents an 85% compound annual growth rate since 2010. Antero Resources is Antero Midstream's largest customer and accounted for substantially all of Antero Midstream's revenues for the year ended December 31, 2016.

        Antero Midstream's assets consist of gathering pipelines, compressor stations, processing and fractionation plants and water handling and treatment infrastructure, through which Antero Midstream provides gathering, compression, processing, fractionation and integrated water services, including fresh water delivery services and other fluid handling services. These services are provided to Antero Resources under long-term, fixed-fee contracts, limiting Antero Midstream's direct exposure to commodity price risk. As of December 31, 2016, all of Antero Resources' approximate 702,000 gross acres (616,000 net acres) are dedicated to Antero Midstream for gathering, compression and water services, except for approximately 173,000 gross acres subject to third-party gathering and compression commitments. Under its agreements with Antero Midstream, and subject to any pre-existing dedications or other third-party commitments, Antero Resources has dedicated to Antero Midstream all of its current and future acreage in West Virginia, Ohio and Pennsylvania for gathering and compression services and all of its acreage within defined services areas in West Virginia and Ohio for water services. Antero Midstream also has certain rights of first offer with respect to gathering, compression, processing and fractionation services and water services for acreage located outside of the existing dedicated areas. The gathering and compression and water services agreements each have a 20-year initial term and are subject to automatic annual renewal after the initial term. Additionally, in connection with Antero Midstream's entry into a joint venture with MarkWest Energy Partners, L.P., a wholly owned subsidiary of MPLX, LP, to develop processing and fractionation assets in Appalachia, Antero Midstream released to the Joint Venture its right to provide certain processing and fractionation services on 195,000 gross acres held by Antero Resources in Ritchie, Tyler and Wetzel Counties in West Virginia. The processing and fractionation arrangements are underpinned by long-term agreements subject to automatic annual renewal after the initial term.

        We own the IDRs in Antero Midstream through our interest in IDR LLC, which we control as the managing member. IDR LLC has issued all of its capital interests to us in the form of Series A Units and has issued Series B Units, representing profits interests that vest ratably over a three-year period, to certain senior members of Antero Midstream's management team. Through our interest in IDR LLC, we receive 100% of the first $7.5 million of quarterly cash distributions paid by Antero Midstream on the IDRs. The Series B Holders will receive up to 6% of all quarterly cash distributions in excess of $7.5 million paid by Antero Midstream on the IDRs and we will receive the remainder of such distributions. Based on Antero Midstream's existing incentive distribution structure, the IDRs are entitled to receive increasing percentages of Antero Midstream's quarterly cash distributions to the extent those distributions exceed $0.1955 per unit per quarter, including 50% of all incremental cash distributed by Antero Midstream per quarter after Antero Midstream has distributed $0.2550 per unit in respect of its common units for that quarter. We in turn will pay our shareholders, on a quarterly basis, distributions equal to the cash distributions we receive on the IDRs, less distributions paid to or reserved for the Series B Holders, taxes and other expenses.

        We believe that as Antero Midstream continues to execute on its business objective to consistently increase its distributions to its unitholders over time, Antero Midstream will in turn substantially increase its cash distributions on the IDRs. Since its initial public offering, Antero Midstream has grown its quarterly distribution 65% from its minimum quarterly distribution of $0.17 per unit ($0.68 per unit on an annualized basis) for the quarter ended December 31, 2014 (the initial quarter for which Antero Midstream paid a quarterly cash distribution) to $0.28 per unit ($1.12 per unit on an annualized basis) for the quarter ended December 31, 2016. For 2017, Antero Midstream has publicly announced distribution growth guidance of 28% to 30% as compared to 2016. Antero Midstream's ability to consistently grow its cash distributions is driven by a combination of Antero Resources' production growth and Antero Midstream's accretive build-out of additional midstream infrastructure to service that production growth.

        Based on Antero Midstream's quarterly distribution of $0.28 per unit for the fourth quarter of 2016 and the number of outstanding Antero Midstream units as of February 1, 2017, the record date for such distribution, Antero Midstream's aggregate quarterly cash distributions in respect of the IDRs were approximately $7.5 million for that quarter. The graph below illustrates the growth in Antero Midstream's historical quarterly distributions per unit and the aggregate distributions paid by Antero Midstream on all of its partnership interests, including the IDRs, during each of the periods presented.

(1)
Antero Midstream's historical distributions are not necessarily indicative of its ability to distribute similar amounts or continue to increase such distributions in the future. Please read "Risk Factors—Risks Related to Antero Midstream's Business" for a description of the risks that could cause Antero Midstream's future distributions to differ materially from its historical distributions.

(2)
Represents quarterly distributions per unit declared and paid since the completion of Antero Midstream's initial public offering on November 10, 2014 (the "Antero Midstream IPO").

(3)
Represents the aggregate quarterly cash value of distributions declared and paid on Antero Midstream's common and subordinated units and IDRs since the Antero Midstream IPO.

(4)
Antero Midstream paid a cash distribution of $0.0943 per unit for the partial quarter ended December 31, 2014, the quarter in which it completed the Antero Midstream IPO. This amount represented the prorated minimum quarterly distribution of $0.17 per unit, or $0.68 per unit on an annualized basis.

(5)
On February 9, 2017, in connection with the payment of the fourth quarter 2016 quarterly distribution to Antero Midstream's unitholders of record on February 1, 2017, all of the subordinated units in Antero Midstream converted into common units on a one-for-one basis.

        The following graph presents the impact on aggregate cash available for distribution resulting from potential changes in Antero Midstream's 2016 annualized distribution of $1.03 per unit. The potential distribution increases presented are consistent with Antero Midstream's 2017 annual distribution growth guidance of 28% to 30%. This information is presented for illustrative purposes only and is not intended to be a prediction of our actual future performance.

Antero Midstream Hypothetical Distribution per Unit		$0.68			$0.80			$1.03			$1.33			$1.71			$2.21			$2.85
AMGP Hypothetical Distribution per Common Share(3)	$			$			$			$			$			$			$
% Growth			%			%			%			%			%			%			%

(1)
Amounts shown in the graph above represent our potential cash available for distribution assuming different hypothetical distributions by Antero Midstream on its outstanding common units. Per-unit amounts shown are based on 185,793,884 common units outstanding as of February 28, 2017. The issuance of additional common units by Antero Midstream, including common units issued from time to time under Antero Midstream's at-the-market equity offering program, may decrease cash distributions by Antero Midstream on its IDRs, which, in turn, would reduce our cash available for distribution.

(2)
AMGP cash available for distribution based on total IDR distributions from Antero Midstream, less (i) distributions to be paid to or reserved for Series B Holders, (ii) general and administrative expenses and (iii) U.S. federal and state income taxes (assuming a 38% effective income tax rate).

(3)
Represents our cash available for distribution, divided by an assumed                    common shares outstanding.

        As demonstrated in the graph above, we expect our cash available for distribution to grow at a multiple of the underlying rate of growth of Antero Midstream's distributions on its units. Accordingly, our primary business objective is to increase our cash available for distribution to our shareholders through Antero Midstream's execution of its business strategy. The impact of changes in Antero Midstream's per unit cash distribution levels on our cash available for distribution will vary depending on several factors, including the number of outstanding Antero Midstream common units on the record date for cash distributions. In addition, the level of our cash available for distribution is subject to risks associated with the underlying business of, and an investment in, Antero Midstream. Please read "Risk Factors—Risks Related to Antero Midstream's Business." If one or more of these risks were to occur, Antero Midstream's cash available for distribution would decrease, which would decrease the distributions paid to IDR LLC and, in turn, the distributions IDR LLC pays to us. Please read "Risk Factors—Risks Inherent in an Investment in Us—A reduction in Antero Midstream's distributions will disproportionately affect the amount of cash distributions on the IDRs." Such a decrease would reduce our cash available for distribution and the distributions we pay our shareholders.

        We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $            per common share. In general, distributions on the common shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the common shares, but instead holders of common shares will receive a Form 1099 with respect to distributions received on the common shares. Please read "—The Offering—Material U.S. Federal Income Tax Consequences."

The Appalachian Basin

        The Appalachian Basin, the area in which Antero Midstream and Antero Resources are exclusively based, covers a broad area with current industry activity extending primarily through West Virginia, Ohio and Pennsylvania in the Marcellus and Utica Shales. This area is considered a highly attractive natural resource producing region with a long history of natural gas, NGL and oil production. Importantly, the Appalachian Basin is strategically located near the high energy demand markets in the northeast and midwest regions of the United States. According to Baker Hughes, over 50% of the horizontal drilling rigs targeting shale gas reservoirs in the United States were operating in Appalachia as of December 31, 2016. Since January 2010, the combined natural gas production in the Marcellus and Utica Shales has increased by over 18 Bcf/d to 22 Bcf/d in 2016, representing over 30% of total U.S. natural gas production. According to Wood Mackenzie, Marcellus and Utica Shale production is expected to grow to 37 Bcf/d by 2021, which would account for 40% of overall expected natural gas production in the U.S.

Marcellus Shale

        The Devonian-aged Marcellus Shale is an unconventional reservoir that produces natural gas, NGL and oil and is the largest and most prolific natural gas unconventional reservoir in the U.S., producing nearly 25% of total U.S. natural gas supply in 2016. Antero Resources believes that the Marcellus Shale is a premier North American shale play due to its consistent and predictable geology, high well recoveries relative to drilling and completion costs and significant hydrocarbon resources in place, which collectively provide for attractive single-well rates of return. Antero Resources and other Marcellus Shale operators have continued to improve drilling and completion efficiencies by employing techniques such as multiple wells per pad, longer laterals, rotary steerable drilling, increasing concentrations of proppant and water and more efficient completion stage sequencing ("zipper fracs"), significantly increasing the level of economic inventory at current prices.

        According to Wood Mackenzie, natural gas production in the Marcellus Shale grew by more than 1.3 Bcf/d in 2016 (approximately 8%) and is expected to grow further from 18.6 Bcf/d in 2017 to more than 29.3 Bcfe/d in 2021, representing a 58% increase. We believe that Antero Resources' and Antero Midstream's assets located in the southwestern core of the Marcellus Shale are among the most productive and economic areas of the play, distinguished by processed EURs above 2.0 Bcfe per 1,000-feet of lateral length (assuming ethane rejection) and low finding and development costs.

Utica Shale

        The Ordovician-aged Utica Shale is an unconventional reservoir with productive limits covering a broad area primarily in West Virginia, Ohio and Pennsylvania. The richest and thickest concentration of organic-carbon content is present within the Point Pleasant Shale layer of the Lower Utica formation, which is Antero Resources' primary target in the Ohio Utica Shale. As is the case in the Marcellus Shale, Antero Resources and other Utica Shale producers have enjoyed improved drilling and completion efficiencies, resulting in an increased inventory of economic well locations and attractive single-well rates of return.

        According to Wood Mackenzie, production in the Utica Shale grew by more than 1.2 Bcf/d in 2016 (approximately 45%) and is expected to grow further from 4.6 Bcf/d in 2017 to more than 7.7 Bcf/d in 2021, representing a 67% increase. We believe Antero Resources' and Antero Midstream's assets in the core of this play are located in the most productive and economic areas in the liquids-rich window, distinguished by industry-leading processed EURs of 1.8 Bcfe per 1,000-feet of lateral length (assuming ethane rejection) and low finding and development costs. Additionally, the industry has drilled exploration wells in the deep dry gas window of the Utica Shale play in northeastern West Virginia and Pennsylvania. Results in this play have been encouraging with EURs of 1.5 to 2.0 Bcf per 1,000-feet of lateral. We believe Antero Resources' assets and Antero Midstream's acreage dedications are located in the core of the Utica deep dry gas window.

Antero Resources Corporation

        Antero Resources is Antero Midstream's largest customer and is the second largest natural gas and the largest NGL producer in Appalachia and the eighth largest natural gas producer in North America. Antero Resources' projected net daily production of 2.2 Bcfe/d (assuming the midpoint of Antero Resources' guidance for 2017) represents an 85% CAGR since 2010.

        The chart below illustrates the significant Appalachian Basin production growth achieved by Antero Resources since 2010. Antero Resources relies primarily on Antero Midstream to deliver the gathering, compression and water handling and treatment infrastructure necessary to support its continued growth, which should result in significant increases in gathering, compression, fresh water delivery and other fluid handling services volumes. Antero Resources has publicly announced annual production growth guidance of 20% to 25% for 2017 as compared to 2016 guidance of 1.8 Bcfe/d.

(1)
Based on Antero Resources' publicly disclosed forecast of estimated net daily production for 2017. We cannot assure you that actual net daily production will meet or exceed estimated amounts. For a description of certain factors that could negatively impact Antero Resources' business and cause its actual net daily production to be less than estimated amounts, please read "Risk Factors—Risks Related to Antero Midstream's Business—Because substantially all of Antero Midstream's revenue is derived from Antero Resources, any development that materially and adversely affects Antero Resources' operations, financial condition or market reputation could have a material and adverse impact on us."

        The following table highlights the scale of Antero Resources' gross acreage position and gross drilling locations dedicated to Antero Midstream and to third parties for gathering and compression services and water services, respectively, as of December 31, 2016. With 3,630 identified potential horizontal well locations in Antero Resources' net 3P reserves as of December 31, 2016, Antero Resources maintains an approximate 21-year drilling inventory (based on its expected 2017 completion activity), which we believe will provide significant demand for further gathering and compression services and water services. In connection with its entry into the Joint Venture, Antero Midstream released to the Joint Venture its right to provide certain processing and fractionation services on 195,000 gross acres held by Antero Resources in Ritchie, Tyler and Wetzel Counties in West Virginia.

		Gross Drilling Locations(1)						2017 Estimated Completion Activity
	Gross Acres	Dry Gas	Rich Gas	Highly Rich Gas	Highly Rich Gas/ Condensate	Condensate	Total	Average Rigs	Wells
Marcellus	530,000	572	543	1,125	683	—	2,923	4	135
Utica	172,000	253	105	41	130	178	707	3	35

Total Acreage Dedicated to Antero Midstream for Water Services(2)	702,000	825	648	1,166	813	178	3,630	7	170
Total Acreage Dedicated to Third Parties for Gathering and Compression Services	173,000	355	254	—	—	—	609	N/A	N/A

Total Acreage Dedicated to Antero Midstream for Gathering and Compression Services	529,000	470	394	1,166	813	178	3,021	N/A	N/A

(1)
Gross acres and gross undrilled locations as of December 31, 2016.

(2)
Antero Resources' estimated net proved, probable and possible reserves associated with this acreage were 15.4 Tcfe, 29.1 Tcfe and 1.9 Tcfe, respectively, as of December 31, 2016.

Antero Midstream Partners LP

        Antero Midstream is a growth-oriented master limited partnership 59% owned by Antero Resources and formed to own, operate and develop midstream energy infrastructure primarily to service Antero Resources' rapidly increasing production and completion activity under long-term, fixed-fee contracts. Antero Midstream's assets are located in the prolific liquids-rich and dry southwestern core of the Marcellus Shale in northwest West Virginia and the core of the Utica Shale in southern Ohio, which Antero Resources believes are two of the premier North American shale plays and are its primary operating areas.

Gathering and Processing Assets

        Antero Midstream's gathering assets consist of 8-, 12-, 16-, 20- and 24-inch high and low pressure gathering pipelines and compressor stations that collect natural gas and condensate from Antero Resources' wells in the Marcellus Shale in West Virginia and the Utica Shale in Ohio. Additionally, Antero Midstream owns a 15% non-controlling equity interest in Stonewall Gas Gathering, LLC, for which Antero Resources is an anchor shipper. As of December 31, 2016, Antero Midstream owned and operated 173 miles of low-pressure pipeline, 134 miles of high-pressure pipeline and 19 miles of condensate pipeline, as well as 11 compression stations with 1,135 MMcf/d of capacity. In addition, Antero Midstream increased its average daily low pressure gathering volumes from 1,016 for the year ended December 31, 2015 to 1,403 for the year ended December 31, 2016 as Antero Resources continued to increase its production. Under its gathering and compression agreement with Antero Resources, Antero Midstream receives a low pressure gathering fee of $0.31 per Mcf, a high pressure gathering fee of $0.19 per Mcf, a compression fee of $0.19 per Mcf and a condensate gathering fee of $4.17 per Bbl as of December 31, 2016. In each case, these fees are fixed and subject to annual CPI-based adjustments.

        Antero Midstream's processing assets include a 50% non-operated equity interest in natural gas processing plants in West Virginia through the Joint Venture. The Joint Venture also owns a 33 1/3% interest in the recently commissioned fractionator at the Hopedale complex. Please read "—Recent Developments—Antero Midstream Strategic Processing and Fractionation Joint Venture and Increased 2017 Guidance." In connection with its entry into the Joint Venture, Antero Midstream released to the Joint Venture its right to provide certain processing and fractionation services on 195,000 gross acres held by Antero Resources in Ritchie, Tyler and Wetzel Counties in West Virginia. The Joint Venture's processing activity is expected to begin with Plant 7 at the Sherwood processing facility in the first quarter of 2017 and will continue with Plants 8 and 9, which are under construction and scheduled to be placed into service during the third quarter of 2017 and the first quarter of 2018, respectively.

        The Joint Venture's processing assets are underpinned by long-term, fee-based arrangements pursuant to which the Joint Venture will process Antero Resources' liquids-rich production from the Marcellus Shale. In addition to the processing assets, the Joint Venture will own C3+ fractionation capacity at the Hopedale complex in Harrison County, Ohio supported by Antero Resources and other third-party producers. The Joint Venture will have the option to participate in additional fractionation capacity in the future, contingent on further C3+ NGL production growth from the Joint Venture processing plants.

Water Handling and Treatment Assets

        Antero Midstream's water handling and treatment assets include fresh water delivery systems and other fluid handling assets. Antero Midstream's fresh water delivery assets consist of two independent systems that deliver fresh water from sources including the Ohio River, local reservoirs as well as several regional waterways. The other fluid handling assets also consist of flowback and produced water assets used to provide services for well completion and production operations in Antero Resources' operating areas. The fresh water delivery assets consist of permanent buried pipelines, surface pipelines and fresh water storage facilities, as well as pumping stations and impoundments to transport fresh water throughout the systems. The other fluid handling services assets consist of wastewater transportation, disposal and treatment, including services to be provided through the Antero Clearwater Facility, a 60,000 Bbl/d advanced wastewater treatment complex that is currently under construction in Doddridge County, West Virginia and is expected to be placed in service in the fourth quarter of 2017. Once in service, we expect the Antero Clearwater Facility will be the largest advanced wastewater treatment facility in the world specifically built for oil and gas operations. In West Virginia, Antero Midstream owned and operated 203 miles of buried and surface fresh water pipelines that service Antero Resources' drilling activities, as well as 22 centralized water storage facilities, as of December 31, 2016. In Ohio, Antero Midstream owned and operated 83 miles of buried and surface fresh water pipelines that service Antero Resources' drilling activities in the Utica Shale, as well as 14 centralized water storage facilities, as of December 31, 2016. Under its water services agreement with Antero Resources, Antero Midstream receives a fixed fee of $3.69 per barrel in West Virginia and a fixed fee of $3.64 per barrel in Ohio and all other locations for fresh water deliveries by pipeline directly to the well site as of December 31, 2016. In each case, these fees are fixed and subject to annual CPI-based adjustments.

        The following table sets forth selected Antero Midstream operating and financial data for the years ended December 31, 2015 and 2016:

	Year Ended December 31, 2015	Year Ended December 31, 2016	Change
Operating Data:
Gathering—low pressure (MMcf/d)	1,016	1,403	38%
Gathering—high pressure (MMcf/d)	1,186	1,316	11%
Compression (MMcf/d)	432	741	72%
Fresh water delivery (MBbl/d)	96	123	29%
Financial Data:
Adjusted EBITDA ($MM)	$280	$404	45%
Distributable Cash Flow ($MM)	$192	$353	84%
Distributions ($MM)	$132	$200	52%
Distribution Coverage Ratio	1.45x	1.76x	21%

Right of First Offer for Midstream Services

        Antero Midstream has a right of first offer agreement with Antero Resources, pursuant to which Antero Resources has agreed, subject to certain exceptions, not to procure any processing or fractionating services with respect to its production (other than production on acreage subject to a pre-existing dedication or other third-party commitment) without first offering Antero Midstream the right to provide such services.

Recent Developments

Antero Midstream Strategic Processing and Fractionation Joint Venture and Increased 2017 Guidance

        On February 6, 2017, Antero Midstream announced the formation of a joint venture to develop processing and fractionation assets in Appalachia with MarkWest, a wholly owned subsidiary of MPLX. In connection with its entry into the Joint Venture, Antero Midstream released to the Joint Venture its right to provide certain processing and fractionation services on 195,000 gross acres held by Antero Resources in Ritchie, Tyler and Wetzel Counties in West Virginia. The Joint Venture will not participate in the six existing Sherwood plants, which will continue to be owned and operated solely by MarkWest. The existing plants have the capacity to process over 1.2 Bcf per day of liquids-rich gas and are currently running at full capacity. The Joint Venture processing facilities, starting with Plant 7, will be operated by MarkWest and will have the potential to support an incremental eleven plants, or 2.2 Bcf per day of capacity, to facilitate liquids-rich production growth from Antero Resources. In addition to the processing assets, the Joint Venture will own C3+ fractionation capacity at the Hopedale complex in Harrison County, Ohio supported by Antero Resources and other third-party producers.

        In connection with its entry into the Joint Venture, Antero Midstream increased its 2017 forecast for net income from $305 million to $345 million, Adjusted EBITDA from $520 million to $560 million and distributable cash flow ("DCF") from $405 million to $445 million, as a result of additional cash flows expected from the Joint Venture. Additionally, Antero Midstream reaffirmed its projected distribution growth of 28% to 30%, resulting in an average DCF coverage ratio of 1.30x to 1.45x on an annual basis.

Fourth Quarter 2016 Distribution Announcement for Antero Midstream

        On January 11, 2017, the board of directors of Antero Midstream's general partner declared a cash distribution of $0.28 per unit ($1.12 per unit annualized) for the fourth quarter of 2016. This distribution represents a 27% increase compared to the fourth quarter of 2015 and a 6% increase over the distribution paid with respect to the third quarter of 2016. This distribution is Antero Midstream's eighth consecutive quarterly distribution increase since the Antero Midstream IPO in November 2014. The distribution was paid on February 8, 2017 to Antero Midstream unitholders of record as of February 1, 2017. On February 9, 2017, in connection with this distribution, Antero Midstream's subordination period expired and all of the subordinated units in Antero Midstream converted to common units on a one-for-one basis. In connection with this distribution, approximately $             million was distributed to us on the IDRs with respect to the fourth quarter of 2016. Any additional distributions received by IDR LLC from Antero Midstream relating to periods prior to the closing of this offering will be distributed to the ARI Members.

2017 Guidance for Antero Resources and Antero Midstream

        On January 4, 2017, Antero Resources announced a 2017 drilling and completion capital budget of $1.3 billion and net production growth guidance of 20% to 25% for 2017 as compared to 2016 guidance of 1.8 Bcfe/d. In conjunction with Antero Resources' drilling and completion budget and production growth guidance, Antero Midstream announced a midstream capital budget of $525 million and distribution growth guidance of 28% to 30% for 2017 as compared to the prior year. Additionally, Antero Midstream expects a distribution coverage ratio of 1.30x to 1.45x over the corresponding period.

Antero Midstream's Business Strategies

        Antero Midstream's principal business objective is to increase the quarterly cash distributions that it pays to its unitholders over time while ensuring the ongoing stability of its business. Antero Midstream expects to achieve this objective through the following business strategies:

  •
  Leveraging extensive asset base to meet Antero Resources' current and future infrastructure needs.  Antero Midstream owns and operates a newly-constructed, high-capacity asset base that will allow it to gather, compress and process significant incremental natural gas volumes, as well as fractionate incremental C3+ NGL volumes. Additionally, the high-capacity asset base will allow it to deliver incremental fresh water volumes and provide fluid-handling services for significant incremental produced and flowback volumes. Antero Midstream intends to continue to develop its midstream infrastructure to move Antero Resources' production to market. Antero Resources' publicly announced production growth guidance of 20% to 25% in 2017 is expected to result in Antero Midstream throughput volume growth in excess of 20% to 25%, and is driven by Antero Resources' plan to complete approximately 170 horizontal wells with an average lateral length of approximately 9,300 feet, the majority of which are focused on Antero Midstream dedicated acreage. Antero Resources expects to utilize advanced completions on these locations, resulting in increased water volumes and higher sand concentrations. In 2016, Antero Resources' advanced completions resulted in increased fresh water volumes delivered by Antero Midstream and improved throughput on the gathering and compression assets driven by higher overall wellhead recoveries. In addition, as of December 31, 2016, Antero Resources' drilling inventory consisted of 3,630 identified potential horizontal well locations on its contiguous acreage position, giving Antero Resources an approximate 21-year drilling inventory (based on expected 2017 completion activity) and, consequently, visible long-term demand for Antero Midstream's services.

  •
  Focusing on stable, fixed-fee business to avoid direct commodity price exposure.  Antero Midstream's gathering, compression, processing, fractionation and water services arrangements with Antero Resources provide for a fixed-fee structure, and Antero Midstream intends to continue to pursue additional fixed-fee opportunities with Antero Resources and third parties in order to avoid direct commodity price exposure. Antero Midstream will focus on obtaining additional long-term commitments from customers, which may include reservation-based charges, volume commitments and acreage dedications.

  •
  Investing in a significant backlog of attractive organic growth opportunities.  Antero Midstream's strategy is to organically develop midstream infrastructure to support Antero Resources' robust development program. Antero Midstream believes that organic projects will be a key driver of its growth in the future and expects to construct additional gathering systems, compressor stations, processing and fractionation plants and water handling and treatment assets to meet Antero Resources' significant long-term production growth expectations. We believe Antero Midstream's organic growth strategy generally provides more attractive returns and project economics than an approach based on third-party acquisitions or sponsor drop-downs, as it avoids the risks and costs associated with the competitive acquisition market and/or a reliance on capital markets for acquisition financing. Additionally, Antero Midstream's significant acreage dedication and relationship with Antero Resources provides Antero Midstream with increased visibility into and knowledge of Antero Resources' development program, supporting a just-in-time approach to infrastructure investment and further enhancing project economics.

  •
  Growing Antero Midstream's business through Antero Resources' continuing expansion of its acreage footprint in the Marcellus and Utica Shales.  Antero Resources' management team has significant experience in mergers and acquisitions and will selectively review opportunities to acquire assets from third parties. From 2010 to 2016, Antero Resources has increased both its overall acreage position and its acreage dedicated to water services by more than 25%, driving incremental greenfield expansion projects.

  •
  Expanding beyond existing services to operate across the full midstream value chain.  While traditionally Antero Midstream has provided gathering, compression and water services to Antero Resources, Antero Midstream has recently expanded its midstream services to include natural gas processing and C3+ NGL fractionation through its interest in the Joint Venture. In addition, Antero Midstream plans to expand its existing midstream services to include long-haul interstate pipelines, NGL product pipelines and storage provided to Antero Resources and other third parties. Antero Midstream expects significant growth in demand for all of its midstream services as a result of the anticipated production growth from Antero Resources and third parties based on the increasing productivity of completed wells and low cost nature of the Marcellus and Utica Shales.

  •
  Expanding Antero Midstream's business by developing a third-party customer base in the most productive natural gas basins in North America.  Antero Resources represented 99.86% of Antero Midstream's revenues for the year ended December 31, 2016, while third-party customers represented the remaining amount. While Antero Midstream will devote substantially all of its resources in the near term to meeting Antero Resources' needs, Antero Midstream expects to market its services to, and pursue strategic relationships with, third-party producers over time in the highly productive, low cost Marcellus and Utica Shales. We believe that Antero Midstream's early, significant footprint of gathering and compression and water handling and treatment infrastructure in the Marcellus and Utica Shales provides it with a competitive advantage that we believe will allow Antero Midstream to attract third-party throughput volumes in the future. However, Antero Midstream's forecast contains no third-party volumes for the twelve-month period ending June 30, 2018.

        Antero Midstream cannot assure you, however, that it will be able to execute its business strategies described above. For further discussion of the risks that Antero Midstream faces, please read "Risk Factors—Risks Related to Antero Midstream's Business."

Antero Midstream's Competitive Strengths

        Antero Midstream is well-positioned to significantly grow distributions on its partnership interests, including its IDRs, by capitalizing on the following competitive strengths:

  •
  Sustainable outsized growth.  Antero Midstream commenced cash distributions on its IDRs in the third quarter of 2015. In addition, Antero Midstream's fourth quarter 2016 distribution of $0.28 per unit represented a 65% increase as compared to its minimum quarterly distribution of $0.17 per unit and represented the second quarter that Antero Midstream's distribution was above the 50%

    tier distribution target amount, entitling the IDRs to receive up to 50% of all incremental cash distributed in a given quarter after each common and subordinated unit of Antero Midstream received $0.255 per unit for that quarter. Since its initial public offering in November 2014, Antero Midstream has increased its quarterly distribution each quarter while maintaining average distributable cash flow coverage of 1.58x. Antero Midstream expects to declare distributions in 2017 that are 28% to 30% above the distributions declared for 2016.

  •
  Appalachia focused with exposure to diverse hydrocarbon mix.  Antero Midstream believes it has the largest dedicated acreage position in the core of both the liquids-rich and dry Marcellus and Utica Shales due to its gathering, compression, processing, fractionation and water services arrangements with Antero Resources, providing a diverse investment opportunity set for gas, NGL and condensate gathering, compression, processing and fractionation, as well as water handling and treatment projects. The diverse hydrocarbon mix provides Antero Midstream with multiple points at which to capture a hydrocarbon molecule, generating multiple investment and growth opportunities over time. The anticipated gas, NGL, condensate and fresh and produced and flow back water volume growth is driven by Antero Resources' peer-leading development program in two of the lowest-cost shale plays in North America.

  •
  Economic strength of Antero Resources' development program.  We believe the attractiveness of Antero Resources' portfolio of both liquids-rich and dry acreage and its low development cost relative to recoveries will support long-term demand for Antero Midstream's services in a variety of commodity price environments. The economic strength of Antero Resources' development program is substantially supported by:

  •
  Antero Resources' multi-decade drilling inventory.    Antero Resources' drilling inventory as of December 31, 2016 consisted of 3,630 identified potential horizontal well locations, which include more than 2,500 locations that deliver breakeven economics (defined as a pre-tax rate of return of 20% at below $3.00 per MMBtu NYMEX prices assuming December 31, 2016 strip pricing for oil and NGLs). Antero Resources believes its core inventory is the largest in Appalachia, with 3,400 of such identified locations being in the core of the Marcellus and Utica Shales as of December 31, 2016. Based on its expected 2017 completion activity, these core locations give Antero Resources a 21-year drilling inventory as of December 31, 2016.

  •
  Antero Resources' exposure to a large resource of liquids-rich gas and condensate.    Liquids-rich gas production generally enhances well economics due to the processing margin generated by higher-value NGL products, such as propane and butane. In addition, the wellhead condensate often associated with liquids-rich production can further increase well economics. Approximately 70% of Antero Resources' 3,630 identified potential horizontal well locations as of December 31, 2016 target the liquids-rich gas regions of the Marcellus and Utica Shales.

  •
  Antero Resources' status as a low-cost leader.    Antero Resources has implemented operational efficiencies to give it some of the lowest development costs per Mcfe in the Marcellus and Utica Shales, such as (i) pad drilling that is expected to average nine wells per pad in the Marcellus Shale and six wells per pad in the Utica Shale in 2017, (ii) drilling longer laterals expected to average 9,300 feet in 2017, (iii) the use of rotary steerable drilling equipment and increased mud pump circulation rates, (iv) the use of shorter stage lengths and advanced completions incorporating increased proppants and fluid loading, (v) the use of Antero Midstream's fresh water delivery systems, (vi) more efficient completion stage sequencing, or zipper fracs and (vii) the use of less expensive, shallow vertical drilling rigs to drill to the kick-off point of the horizontal wellbore.

  •
  Antero Resources' access to committed processing and firm takeaway capacity in the Marcellus and Utica Shales.    Antero Resources' existing contractual commitments for processing and firm long-haul transportation help minimize disruptions to its drilling program that might otherwise exist as a result of insufficient outlets for growing production. Antero Resources has committed to a total of 2.0 Bcf/d of processing capacity in the Marcellus Shale, 1.2 Bcf/d of which is currently in service. Similarly, Antero Resources has 600 MMcf/d of contracted processing capacity in the Utica Shale, all of which is currently in service. In addition, Antero Resources has secured an average of 4.85 Bcf/d of long-haul natural gas firm transportation capacity or firm sales that is expected to be in service by year end of 2018. Antero Resources has also committed to 20,000 Bbl/d of ethane takeaway capacity and has entered into an agreement to provide an additional 30,000 Bbl/d of ethane to the proposed Shell Chemical LP ("Shell") ethane cracker. Additionally, Antero Resources has entered into firm transportation agreements on Mariner East 2 for 61,500 Bbl/d of capacity, consisting of 11,500 Bbl/d of ethane, 35,000 Bbl/d of propane and 15,000 Bbl/d of butane and has doubling rights on its propane and butane commitments that would result in capacity of 70,000 Bbl/d and 30,000 Bbl/d, respectively. Antero Midstream believes its midstream infrastructure, together with Antero Resources' significant processing and takeaway capacity, will allow Antero Resources to commercialize its production more quickly at favorable prices and keep pace with its robust drilling plan.

    •
    Antero Resources' peer-leading hedging program.    Antero Resources maintains a peer-leading hedging program designed to mitigate volatility in commodity prices and regional basis differentials and to protect its expected future cash flows. As of December 31, 2016, Antero Resources had entered into hedging contracts through December 31, 2022 covering a total of approximately 3.4 Tcfe of its projected natural gas, NGLs and oil production at a weighted average index equivalent price of $3.63 per MMBtu. Pursuant to this hedging program, Antero Resources has hedged volumes of 2,163 BBtu/d, 2,015 BBtu/d and 2,330 BBtu/d at weighted average prices of $3.51 MMBtu, $3.91 MMBtu and $3.70 MMBtu for 2017, 2018 and 2019, respectively. We believe that Antero Resources' active hedging program will allow its drilling schedule to remain robust through a variety of commodity price environments.

  •
  Extensive dedication, system scale and long-term, fixed fee contract to support stable cash flows.  As of December 31, 2016, Antero Resources has dedicated all of its 702,000 gross acres (616,000 net acres) to Antero Midstream for gathering and compression services, except for approximately 173,000 gross acres subject to third-party commitments, and substantially all of Antero Resources' approximate 702,000 gross acres to Antero Midstream for water services. In addition, the gathering and compression agreement provides that any acreage Antero Resources acquires in West Virginia, Ohio and Pennsylvania subsequent to the Antero Midstream IPO that is not subject to a pre-existing dedication or other third-party commitment will be dedicated to Antero Midstream for gathering and compression services and, with respect to certain acreage in Ohio and West Virginia, Antero Midstream's integrated water services pursuant to the water services agreement. We believe that Antero Resources' drilling activity will result in significant growth of Antero Midstream's operations. Antero Midstream's fixed-fee, long-term contract structure helps to eliminate direct exposure to commodity price risk and provide Antero Midstream with more stable long-term cash flow.

  •
  Financial flexibility and strong capital structure.  As of December 31, 2016, Antero Midstream had approximately $1.3 million of available borrowing capacity under its $1.5 billion revolving credit facility, as well as approximately $185 million of available capacity under its at-the-market equity offering program. We believe that Antero Midstream's borrowing capacity, the available offering capacity under its at-the-market equity offering program and the organic nature of its business plan, which significantly limits the need for access to the debt and equity capital markets, provides Antero Midstream with the financial flexibility necessary to execute its business strategy.

  •
  Experienced and incentivized management team.  Antero Resources' officers, who also manage Antero Midstream's business and will manage our business, have an average of over 30 years of industry experience and have successfully built, grown and sold two unconventional resource-focused upstream companies and one midstream company in the past 15 years. We believe Antero Resources' experience and expertise from both an upstream and midstream perspective provides a distinct competitive advantage. Through Antero Resources' ownership of 59% of the common units of Antero Midstream, the management team of Antero Resources and Antero Midstream is highly incentivized to grow Antero Midstream's distributions and the value of its business.

        We cannot assure you, however, that Antero Midstream will be able to utilize its competitive strengths to successfully execute its business strategies described above. For further discussion of the risks and challenges that Antero Midstream faces, please read "Risk Factors—Risks Related to Antero Midstream's Business."

Organizational Structure

        The diagram below depicts our organizational structure immediately following the closing of this offering (assuming the underwriters' option to purchase additional common shares is not exercised):

(1)
Series B Units represent the right to receive up to 6% of the aggregate distributions paid by IDR LLC in excess of $7.5 million. Each Series B Holder will also have the right to redeem all or a portion of its vested Series B Units in exchange for newly-issued common shares in us with a value equal to its pro rata share of up to 6% of any increase in our equity value (calculated by reference to the 20-day volume weighted average price of our common shares preceding the date of the redemption request) in excess of $2.0 billion.

(2)
We own all of the capital interests in IDR LLC, which owns all of the IDRs in Antero Midstream. Following the completion of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on its IDRs.

Reorganization

        Our Predecessor was formed as a limited liability company in September 2013 and has elected to be taxed as a corporation for U.S. federal income tax purposes. In connection with the completion of this offering, certain reorganization transactions will be effected, which will result in the revised organizational structure depicted above. For additional information regarding the Reorganization, please read "Organizational Structure—Reorganization."

        In connection with the Reorganization, we will convert into a Delaware limited partnership and will elect to be taxed as a corporation for U.S. federal income tax purposes. Our sole assets consist of our interest in the general partner of Antero Midstream and all of the capital interests in IDR LLC, which directly owns the IDRs.

Series B Units and Redemption Right

        IDR LLC has two classes of membership interests: (i) capital interests referred to as Series A Units and (ii) profits interests referred to as Series B Units. Following the completion of this offering, we will continue to own all of the Series A Units and the Series B Holders will continue to own all of the Series B Units.

        The Series B Holders will receive an aggregate distribution of up to 6% of all quarterly cash distributions in excess of $7.5 million distributed by Antero Midstream on the IDRs and we will receive all remaining distributions. The Series B Units are subject to restrictions on transfer and vest over three years in one-third increments upon each anniversary of the vesting commencement date.

        Each Series B Holder will also have the right to redeem all or a portion of its vested Series B Units in exchange for newly-issued common shares in us with a value equal to its pro rata share of up to 6% of any increase in our equity value (calculated by reference to the 20-day volume weighted average price of our common shares preceding the date of the redemption request) in excess of $2.0 billion. We refer to this right as the Redemption Right. In no event will the aggregate number of newly-issued common shares issued pursuant to the Redemption Right exceed 6% of the total number of our issued and outstanding common shares. Upon the exercise of the Redemption Right, the redeeming member will surrender its Series B Units to IDR LLC for cancellation.

        For additional information, please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of IDR LLC."

Management

        AMGP GP LLC, our general partner ("AMGP GP"), will manage our operations and activities, including, among other things, establishing the quarterly cash distribution for our common shares and cash reserves it believes are prudent to provide for the proper conduct of our business. Antero Midstream Partners GP LLC ("AMP GP"), the general partner of Antero Midstream, will be responsible for the management of Antero Midstream's operations and activities. However, as the managing member of AMP GP, we will appoint all of the members of the board of directors of AMP GP. In addition, we are the sole managing member of IDR LLC. As a result, we will effectively control the business and affairs of Antero Midstream and IDR LLC, and our general partner will be responsible for exercising on our behalf any rights we have with respect to AMP GP and IDR LLC.

        Our general partner's limited liability company agreement will provide for a board of directors consisting of up to seven members. Following the Reorganization, the Sponsors will collectively own 100% of the membership interest in our general partner and will have the ability to appoint all the members of our general partner's board of directors, including at least three directors that are independent and qualify for service on the audit committee in accordance with applicable NYSE and SEC rules. The limited liability company agreement of our general partner will further provide that the Chief Executive Officer of our general partner will serve as a director and chairman of the board of directors of our general partner.

        For additional information regarding our governance and related matters, please read "Management—Designation of Directors."

Services Agreement

        In connection with the closing of this offering, we, our general partner, IDR LLC and Antero Resources will enter into a services agreement that will govern, among other things, certain administrative services that Antero Resources will provide to us.

        We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by Antero Resources, and our general partner will pay Antero Resources an annual fee for general and administrative services. This fee will initially be $             million per year and will be subject to an annual CPI-based adjustment, beginning on January 1, 2018. The fee will also be subject to adjustment if a material event occurs that impacts the general and administrative services provided to us, such as acquisitions, entering into new lines of business or changes in laws, regulations, listing requirements or accounting rules. In addition to the general and administrative services provided to us by Antero Resources, we also expect to incur direct annual expenses of approximately $       million per year for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal services, (vi) tax services and (vii) accounting services. We will be responsible for all of these direct expenses and income taxes payable by us.

        In addition to the fee and expenses described above, we will reimburse Antero Resources for expenses incurred (i) on our behalf, (ii) on behalf of our general partner or (iii) for any other purpose related to our business and activities or those of our general partner. We will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain our legal existence and good standing. There is no limit on the amount of fees and expenses our general partner may be required to pay to its affiliates on our behalf pursuant to the services agreement. Please read "Certain Relationships and Related Party Transactions" for additional information.

Principal Executive Offices

        Our principal executive offices are located at 1615 Wynkoop Street, Denver, Colorado 80202, and our telephone number is (303) 357-7310. Our website is located at www.                .com. We expect to make available our periodic reports and other information filed with or furnished to the SEC free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Risk Factors

        An investment in our common shares involves risks associated with our business and our organizational structure. Because of our relationship with Antero Midstream, adverse developments or announcements concerning Antero Midstream could materially adversely affect our business. We have presented below a summary of certain key risk factors that you should consider in evaluating an investment in our common shares. However, this list is not exhaustive and you should read the full discussion of these risks and the other risks described in "Risk Factors." You should consider carefully these risk factors together with all of the other information included in this prospectus before you invest in our common shares.

Risks Inherent in an Investment in us

  •
  Our cash flow will be entirely dependent upon the ability of Antero Midstream to make cash distributions on the IDRs.

  •
  In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.

  •
  The assumptions underlying the estimated cash available for distribution that we included in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

  •
  Our right to receive distributions paid by Antero Midstream on the IDRs may be limited or modified by our general partner without the consent of our shareholders, which may reduce cash distributions to you.

  •
  A reduction in Antero Midstream's distributions will disproportionately affect the amount of cash distributions on the IDRs.

Risks Related to Conflicts of Interest

  •
  Conflicts of interest may arise as a result of our organizational structure and the relationships among us, Antero Midstream, our respective general partners, Antero Resources and other affiliated entities.

  •
  Our partnership agreement defines our general partner's duties to us and contains provisions that reduce the remedies available to our shareholders for actions that might otherwise be challenged as breaches of fiduciary or other duties under state law.

  •
  The Sponsors may have interests that conflict with holders of our common shares.

  •
  Antero Resources does not own our general partner and is under no obligation to adopt a business strategy that favors us.

  •
  Our general partner's affiliates and the Sponsors may compete with us.

Risks Related to Antero Midstream's Business

  •
  Because substantially all of Antero Midstream's revenue is derived from Antero Resources, any development that materially and adversely affects Antero Resources' operations, financial condition or market reputation could have a material and adverse impact on us.

  •
  The amount of cash Antero Midstream can distribute on its units principally depends upon the amount of cash Antero Midstream generates from its operations, which will fluctuate from quarter to quarter.

  •
  Because of the natural decline in production from existing wells, Antero Midstream's success depends, in part, on Antero Resources' ability to replace declining production and Antero Midstream's ability to secure new sources of natural gas from Antero Resources or third parties. Additionally, Antero Midstream's water services are directly associated with Antero Resources' well completion activities, the volumes of produced waters from such activities and water needs, which are partially driven by horizontal lateral lengths and the number of completion stages per well. Any decrease in volumes of natural gas that Antero Resources produces or any decrease in the number of wells that Antero Resources completes could adversely affect Antero Midstream's business and operating results.

  •
  The gathering and compression agreement only includes minimum volume commitments under certain circumstances.

  •
  Antero Midstream may not be able to attract third-party gathering and compression volumes or opportunities to provide water services, which could limit its ability to grow and increase its dependence on Antero Resources.

  •
  Antero Midstream owns a 50% interest in the Joint Venture, which will be operated by MarkWest. While Antero Midstream has the ability to influence certain business decisions affecting the Joint Venture, the success of its investment in the Joint Venture will depend on MarkWest's operation of the Joint Venture.

  •
  If the Joint Venture is not successful or if the Joint Venture does not perform as expected, Antero Midstream's future financial performance may be negatively impacted.

Tax Risks

  •
  The tax treatment of Antero Midstream depends on its status as a partnership for U.S. federal income tax purposes, as well as it not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat Antero Midstream as a corporation or Antero Midstream becomes subject to additional amounts of entity-level taxation for state or foreign tax purposes, it would reduce the amount of cash available for distribution to us.

  •
  The tax treatment of publicly traded partnerships such as Antero Midstream could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

Summary of Conflicts of Interest and Duties

        Our general partner has a duty to manage us in a manner it believes is in the best interests of our partnership and our shareholders. However, the officers and directors of our general partner also have a duty to manage the business of our general partner in a manner they believe is in the best interests of its owners, the Sponsors. As a result of this relationship, conflicts of interest may arise in the future between us and our shareholders, on the one hand, and our general partner and its affiliates, including the Sponsors, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to our shareholders. For a more detailed description of the conflicts of interest and duties of our general partner, please read "Risk Factors—Risks Related to Conflicts of Interest" and "Conflicts of Interest and Fiduciary Duties."

        We anticipate that all of the officers and a majority of the directors of our general partner will also be officers or directors of Antero Resources and Antero Midstream and, as a result, have separate duties that govern their management of the respective businesses of those entities. Consequently, these officers and directors may encounter situations in which their obligations to us, on the one hand, and Antero Resources or Antero Midstream, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders.

        In addition, our general partner's officers, who also serve as officers of Antero Resources or AMP GP, may face conflicts in allocating their time spent on our behalf, on behalf of Antero Resources and on behalf of Antero Midstream. These time allocations may adversely affect our, Antero Resources' or Antero Midstream's results of operations, cash flows and financial condition. It is unlikely that these allocations will be the result of arms-length negotiations between our general partner, Antero Resources and AMP GP.

        Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Pursuant to these provisions, our partnership agreement will contain various provisions that eliminate and replace the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and the methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our shareholders for actions taken by our general partner that might otherwise constitute breaches of its fiduciary duties. Our partnership agreement will also provide that affiliates of our general partner, including the Sponsors and their respective affiliates, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common share, the purchaser agrees to be bound by the terms of our partnership agreement, and each common shareholder is treated as having consented to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties of Our General Partner" for a description of the fiduciary duties imposed on our general partner by Delaware law, the replacement of those duties with contractual standards under our partnership agreement and certain legal rights and remedies available to holders of our common shares. For a description of our other relationships with our affiliates, please read "Certain Relationships and Related Party Transactions."

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include:

  •
  a requirement to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis;

  •
  exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

  •
  exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

  •
  reduced disclosure about executive compensation arrangements in our periodic reports.

        In addition, the JOBS Act provides that an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we intend to irrevocably opt out of the extended transition period.

        Except as set forth in the immediately preceding paragraph, we have elected to take advantage of all other applicable JOBS Act provisions. Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

        We will cease to be an emerging growth company prior to the last day of the fiscal year following the fifth anniversary of this offering if we (i) have more than $1.0 billion in annual revenues, (ii) issue more than $1.0 billion of non-convertible debt over a three-year period or (iii) qualify as a "large accelerated filer" under the SEC rules, which requires, among other things, that we have more than $700 million in market value of our limited partner interests held by non-affiliates on the last business day of the most recently completed second fiscal quarter and have been subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 for at least 12 calendar months.

The Offering

Common Shares Offered by the Selling Shareholder	common shares.
The selling shareholder may sell up to additional common shares if the underwriters exercise in full their option to purchase additional common shares.
Common Shares Outstanding Before and After this Offering	common shares.
Common Shares Held by the Selling Shareholder after the Offering	common shares (or common shares if the underwriters exercise in full their option to purchase additional common shares).
Use of Proceeds
We will not receive any proceeds from this offering. We expect the selling shareholder to receive net proceeds of approximately $ million, based upon the initial public offering price of $ per common share, after deducting underwriting discounts. Please read "Use of Proceeds" and "Principal and Selling Shareholders."
Cash Distributions
We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $ per common share. Our ability to pay cash distributions at this rate is subject to various restrictions and other factors described in more detail under the heading "Our Cash Distribution Policy and Restrictions on Distributions."

All of our cash flow is derived from the IDRs, which entitle IDR LLC to receive increasing percentages (up to a maximum of 50%, to the extent not modified) of any cash distributed by Antero Midstream in excess of $0.1955 per Antero Midstream common unit per quarter, including 50% of all incremental cash distributed by Antero Midstream per quarter after Antero Midstream has distributed $0.2550 per unit in respect of its common units for that quarter. IDR LLC, in turn, makes cash distributions to us, as holders of the Series A Units, and to the holders of the Series B Units.

We will pay you a prorated cash distribution for the first quarter that we are publicly traded. This cash distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. We expect to pay this cash distribution in 2017.
Our pro forma available cash for each of the years ended December 31, 2015 and 2016 would have been approximately $0 and $18 million, respectively.

We believe that we will have sufficient available cash to pay the full annualized quarterly distribution for the twelve-month period ending June 30, 2018. Please read "Our Cash Distribution Policy and Restrictions on Distributions."
Issuance of Additional Securities
We can issue an unlimited number of additional common shares and other equity interests without the consent of our shareholders. Please read "Description of Our Partnership Agreement—Issuance of Additional Securities."
Limited Voting Rights
Our general partner will manage and operate us. You will have only limited voting rights on matters affecting our business. Holders of our common shares vote as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our partnership agreement.

Our shareholders will not have the ability to elect our general partner or vote in the election of the directors of our general partner. Our general partner may not be removed unless that removal is for cause and is approved by a vote of the holders of at least 80% of our outstanding common shares, including any common shares owned by our general partner, the Sponsors and their respective affiliates, voting together as a single class. Following the closing of this offering, the Sponsors will own a sufficient number of our common shares to prevent the removal of our general partner. Please read "Description of Our Partnership Agreement—Limited Voting Rights."
Limited Call Right
If at any time our general partner, the Sponsors (or certain transferees in private, non-exchange transactions) and their respective affiliates own more than 80% of our outstanding common shares (including common shares issued in connection with the redemption of Series B Units), our general partner will have the right, but not the obligation, to purchase all of the outstanding common shares, other than those owned by our general partner, the Sponsors and their respective affiliates, at a price not less than the then current market price of such common shares. At the closing of this offering, our general partner will not own any of our outstanding common shares and the Sponsors will own approximately % of our outstanding common shares ( % if the underwriters exercise in full their option to purchase additional common shares from us).

Redemption Right	Following the completion of this offering, each Series B Holder will have the right to redeem all or a portion of its vested Series B Units in exchange for newly-issued common shares in us with a value equal to its pro rata share of up to 6% of any increase in our equity value (calculated by reference to the 20-day volume weighted average price of our common shares preceding the date of the redemption request) in excess of $2.0 billion; provided that, at our election, we may effect a direct exchange of such common shares for such vested Series B Units. For additional information, please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of IDR LLC."
Material U.S. Federal Income Tax Consequences
Although we will be a limited partnership following the completion of the Reorganization, we will elect to be taxed as a corporation for U.S. federal income tax purposes. Under current law, our federal taxable income will be subject to a U.S. federal income tax at rates of up to 35% (and a 20% alternative minimum tax on our alternative minimum taxable income in certain cases), and we may be liable for state income taxes at varying rates in states in which Antero Midstream operates.

Distributions on the common shares will be treated as distributions on corporate stock for U.S. federal income tax purposes. No Schedule K-1s will be issued with respect to the common shares; instead holders of common shares will receive a Form 1099 with respect to distributions received on the common shares. Like distributions on corporate stock, our distributions will only be treated as dividends to the extent of our current or accumulated earnings and profits (as computed for U.S. federal income tax purposes). We generally expect that we will have current or accumulated earnings and profits, and, accordingly, expect the majority of our distributions to be treated as dividends for U.S. federal income tax purposes.

In addition, as Series B Holders cause IDR LLC to redeem, or at our election we cause such holders to directly exchange with us, Series B Units for our common shares in the future, we expect to benefit from additional tax deductions resulting from those redemptions or exchanges, as the case may be, the amount of which will vary depending on the value of the common shares at the time of the redemption or exchange. For additional information relating to our exchangeable structure, please read "Organizational Structure."

Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the common shares offered by this prospectus for sale to some of the directors, officers, employees, business associates and related persons of our general partner, Sponsors and their respective affiliates. If these persons purchase reserved common shares, the purchased common shares will be subject to the lock-up restrictions described in "Underwriting" and the purchased common shares reduce the number of common shares available for sale to the general public. Any reserved common shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common shares offered by this prospectus. Please read "Underwriting."
Agreement to be Bound by the Partnership Agreement	By purchasing a common share, you will be deemed to have agreed to be bound by all the terms of our partnership agreement.
Risk Factors	For a discussion of factors you should consider before buying our common shares, see "Risk Factors."
Listing and Trading Symbol	We intend to apply to list our common shares on the New York Stock Exchange under the symbol "AMGP."

 Summary Historical Financial Data

        Prior to the formation of IDR LLC, our Predecessor, Antero Resources Midstream Management LLC, owned the general partner interest in Antero Midstream and the IDRs, and in connection with IDR LLC's formation, our Predecessor conveyed the IDRs to IDR LLC in exchange for all of the Series A Units. In connection with the Reorganization, our Predecessor will (i) convey its 100% interest in the non-economic general partner interest in Antero Midstream to AMP GP, a wholly owned subsidiary of our Predecessor and (ii) convert into a Delaware limited partnership named Antero Midstream GP LP, which will elect to be taxed as a corporation for U.S. federal income tax purposes.

        The historical financial data of our Predecessor reflect our ownership of the general partner interest in Antero Midstream through our interest in AMP GP and our ownership of the IDRs through our ownership of the capital interests of IDR LLC, which we will control as managing member. We have used the equity method to account for our investment in Antero Midstream because we are not the primary beneficiary of Antero Midstream for financial reporting purposes. Additionally, we currently have no separate operating activities apart from those conducted by Antero Midstream, and our cash flows will consist solely of distributions from IDR LLC related to its ownership of the IDRs.

        In the sections below, we present historical financial information for both our Predecessor and Antero Midstream.

Predecessor Summary Historical Financial Data

        The summary historical statements of operations and cash flow data of our Predecessor for the years ended December 31, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 are derived from the audited financial statements of our Predecessor included elsewhere in this prospectus.

Summary Historical Financial Table

	Year Ended December 31,
	2015		2016
	(in thousands, except per share amounts)
Statement of Operations Data:
Equity in earnings of Antero Midstream Partners LP		$1,264		$16,944
Interest income		—		1

Total income		1,264		16,945
General and administrative expense		—		815

Income before income taxes		1,264		16,130
Provision for income taxes		(483)		(6,419)

Net income and comprehensive income		$781		$9,711

Pro forma basic earnings per share	$		$
Pro forma diluted earnings per share	$		$
Balance Sheet Data (at period end):
Cash		$72		$9,609
Investment in Antero Midstream Partners LP		969		7,543
Total assets		1,041		17,369
Cash Flow Data:
Net cash provided by operating activities		$295		$9,537
Net cash used in financing activities		(223)		—

Antero Midstream Summary Historical Financial Data

        The summary historical statements of operations and cash flow data of Antero Midstream for the years ended December 31, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 are derived from the audited financial statements of Antero Midstream included elsewhere in this prospectus.

	Year Ended December 31,
	2015	2016
	(in thousands, except per unit amounts)
Revenue:
Revenue—Antero Resources	$386,164	$585,517
Revenue—third-party	1,160	835
Gain on sale of assets	—	3,859

Total revenue	387,324	590,211

Operating expenses:
Direct operating	78,852	161,587
General and administrative (before equity-based compensation)	28,736	28,114
Equity-based compensation	22,470	26,049
Depreciation	86,670	99,861
Contingent acquisition consideration accretion	3,333	16,489

Total operating expenses	220,061	332,100

Operating income	167,263	258,111
Interest expense	(8,158)	(21,893)
Equity in earnings of unconsolidated affiliates	—	485

Net income	$159,105	$236,703

Pre-Water Acquisition net income attributed to parent	(40,193)	—
General partner interest in net income attributable to incentive distribution rights	(1,264)	(16,944)

Limited partners' interest in net income	$117,648	$219,759

Net income allocable to common units	$62,421	$125,241
Net income allocable to subordinated units	55,227	94,518

Limited partner interest in net income	$117,648	$219,759

Net income per limited partner unit—basic and diluted:
Common units	$0.76	$1.24
Subordinated units	$0.73	$1.24
Weighted average limited partner units outstanding:
Basic:
Common units	82,538	100,706
Subordinated units(1)	75,941	75,941
Diluted:
Common units	82,586	100,860
Subordinated units(1)	75,941	75,941
Balance sheet data (at period end):
Cash and cash equivalents	$6,883	$14,042
Property and equipment, net	1,893,826	2,195,879
Total assets	1,980,032	2,349,895
Long-term indebtedness	620,000	849,914
Total capital	1,082,745	1,222,810
Cash flow data:
Net cash provided by operating activities	$259,678	$378,607
Net cash used in investing activities	(445,455)	(478,163)
Net cash provided by (used in) financing activities	(37,532)	106,715
Other financial data:
Adjusted EBITDA(2)	$279,736	$404,353

(1)
On, February 9, 2017, in connection with the payment of Antero Midstream's fourth quarter 2016 quarterly distribution, all of the outstanding subordinated units of Antero Midstream converted into common units on a one-for-one basis.

(2)
For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Antero Midstream's Non-GAAP Financial Measures" below.

Antero Midstream's Non-GAAP Financial Measures

        Antero Midstream views Adjusted EBITDA as an important indicator of its performance. Antero Midstream defines Adjusted EBITDA as net income before interest expense, depreciation expense, accretion of contingent acquisition consideration, equity-based compensation, equity in earnings of unconsolidated affiliates, distributions from unconsolidated affiliates and gain on sale of assets, excluding pre-acquisition net income attributable to the parent, depreciation expense attributable to the parent, equity-based compensation attributable to the parent and interest expense attributable to the parent.

        Antero Midstream uses Adjusted EBITDA to assess:

  •
  the financial performance of its assets, without regard to financing methods in the case of Adjusted EBITDA, capital structure or historical cost basis;

  •
  its operating performance and return on capital as compared to other publicly traded partnerships in the midstream energy sector, without regard to financing or capital structure; and

  •
  the viability of acquisitions and other capital expenditure projects.

        Antero Midstream defines Distributable Cash Flow as Adjusted EBITDA less cash interest paid, income tax withholding payments and cash reserved for payments upon vesting of equity-based compensation awards, cash reserved for bond interest payments and ongoing maintenance capital expenditures paid, excluding pre-acquisition amounts attributable to the parent, plus cash to be received from unconsolidated affiliates. Antero Midstream uses Distributable Cash Flow as a performance metric to compare the cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to unitholders. Distributable Cash Flow does not reflect changes in working capital balances.

        Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures. The GAAP measure most directly comparable to Adjusted EBITDA and Distributable Cash Flow is net income. The non-GAAP financial measures of Adjusted EBITDA and Distributable Cash Flow should not be considered as alternatives to the GAAP measure of net income. Adjusted EBITDA and Distributable Cash Flow are not presentations made in accordance with GAAP and have important limitations as an analytical tool because they include some, but not all, items that affect net income and Adjusted EBITDA. You should not consider Adjusted EBITDA and Distributable Cash Flow in isolation or as a substitute for analyses of results as reported under GAAP. Our definition of Adjusted EBITDA and Distributable Cash Flow may not be comparable to similarly titled measures of other partnerships.

        The following table represents a reconciliation of Antero Midstream's Adjusted EBITDA and Distributable Cash Flow to the most directly comparable GAAP financial measures for the periods presented:

	Year Ended December 31,
	2015	2016
	($ in thousands)
Reconciliation of Net Income to Adjusted EBITDA and Distributable Cash Flow:
Net income	$159,105	$236,703
Interest expense	8,158	21,893
Depreciation expense	86,670	99,861
Accretion of contingent acquisition consideration	3,333	16,489
Equity-based compensation	22,470	26,049
Equity in earnings of unconsolidated affiliates	—	(485)
Distributions from unconsolidated affiliates	—	7,702
Gain on sale of assets	—	(3,859)

Adjusted EBITDA	279,736	404,353
Pre-Water Acquisition net income attributed to parent	(40,193)	—
Pre-Water Acquisition depreciation expense attributed to parent	(18,767)	—
Pre-Water Acquisition equity-based compensation expense attributed to parent	(3,445)	—
Pre-Water Acquisition interest expense attributed to parent	(2,326)	—

Adjusted EBITDA attributable to Antero Midstream	215,005	404,353
Cash interest paid, net—attributable to Antero Midstream	(5,149)	(13,494)
Income tax witholding upon vesting of Antero Midstream equity-based compensation awards	(4,806)	(5,636)
Cash reserved for bond interest(1)	—	(10,481)
Maintenance capital expenditures(2)	(13,097)	(21,622)

Distributable cash flow	$191,953	$353,120

(1)
Cash reserved for bond interest payments represents accrued interest expense on Antero Midstream's 5.375% senior notes outstanding during the period that is paid on a semi-annual basis on March 15th and September 15th of each year.

(2)
Maintenance capital expenditures represent that portion of Antero Midstream's estimated capital expenditures associated with (i) the connection of new wells to Antero Midstream's gathering and compression systems that Antero Midstream believes will be necessary to offset the natural production declines Antero Resources will experience on all of its wells over time and (ii) water delivery to new wells necessary to maintain the average throughput volume on Antero Midstream's systems.

RISK FACTORS

        You should consider carefully the following risk factors, together with all of the other information included in this prospectus, in your evaluation of an investment in our common shares. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations. In that case, we might not be able to pay or sustain our expected initial quarterly distribution on our common shares, the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Inherent in an Investment in Us

Our cash flow will be entirely dependent upon the ability of Antero Midstream to make cash distributions on the IDRs.

        Following the completion of this offering, we will continue to own of all of the capital interests in IDR LLC, which owns all of the IDRs in Antero Midstream. Accordingly, the source of our earnings and cash flow initially will consist exclusively of cash distributions from IDR LLC, which will consist exclusively of cash distributions from Antero Midstream on the IDRs. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on the IDRs. The amount of cash that Antero Midstream will be able to distribute to its partners, including IDR LLC, each quarter principally depends upon the amount of cash it generates from its business. For a description of certain factors that can cause fluctuations in the amount of cash that Antero Midstream generates from its business, please read "—Risks Related to Antero Midstream's Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Antero Midstream may not have sufficient available cash each quarter to continue paying distributions at its current level or at all. If Antero Midstream reduces its per unit distribution, either because of reduced operating cash flow, higher expenses, increased capital requirements, increased common units outstanding (including common units issued in connection with Antero Midstream's at-the-market equity offering program) or otherwise, we will have less cash available for distribution to you and would likely be required to reduce our per share distribution to you. You should also be aware that the amount of cash Antero Midstream has available for distribution depends primarily upon Antero Midstream's cash flow, including cash flow from the release of financial reserves as well as borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, Antero Midstream may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records profits.

        Furthermore, our ability to distribute cash received in connection with distributions on the IDRs to our shareholders is limited by a number of factors, including:

  •
  the expenses we will incur as a result of being a publicly traded company;

  •
  our payment of any income taxes;

  •
  interest expense and principal payments on any future indebtedness incurred by us;

  •
  distributions made by IDR LLC with respect to the Series B Units;

  •
  restrictions on distributions contained in Antero Midstream's current revolving credit facility and any future debt agreements entered into by Antero Midstream or us; and

  •
  reserves, if any, our general partner establishes for the proper conduct of our business, to comply with applicable law or any agreement binding on us or our subsidiaries (exclusive of Antero Midstream and its subsidiaries), which reserves are not subject to a limit pursuant to our partnership agreement.

        A material increase in amounts paid or reserved with respect to any of these factors could restrict our ability to pay quarterly distributions to our shareholders.

In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.

        Because our cash flow is entirely dependent of cash distributions from IDR LLC, which is dependent on cash distributions from Antero Midstream on the IDRs, the amount of distributions we are able to make to our shareholders may fluctuate based on the level of distributions Antero Midstream makes to its partners, including IDR LLC, and the level of distributions IDR LLC makes to its members, including us. We cannot assure you that Antero Midstream will continue to make quarterly distributions at its most recently declared level of $0.28 per unit or any other level, or increase its quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our shareholders if Antero Midstream were to increase or decrease distributions, the timing and amount of such changes in distributions, if any, would not necessarily be comparable to the timing and amount of any changes in distributions made by Antero Midstream. Various factors, such as reserves established by the board of directors of our general partner (including in anticipation of increasing distributions to our unitholders to account for make-whole distributions paid by IDR LLC to the holders of newly-vested Series B Units), may affect the distributions we make to our shareholders. In addition, prior to making any distributions to our shareholders, we will reimburse our general partner and its affiliates for all direct and indirect expenses incurred by them on our behalf. Our general partner will determine the amount of these reimbursed expenses. The reimbursement of these expenses could adversely affect the amount of distributions we make to our shareholders.

        We cannot guarantee that in the future we will be able to pay distributions or that any distributions paid by Antero Midstream or IDR LLC will allow us to pay distributions at or above our estimated total quarterly cash distributions for the twelve-month period ending June 30, 2018 of $            per common share. The actual amount of cash that is available for distribution to our shareholders will depend on numerous factors, many of which are beyond our control or the control of our general partner. For additional information, please read "Our Cash Distribution Policy and Restrictions on Distributions."

The assumptions underlying the estimated cash available for distribution that we included in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

        The estimated cash available for distribution set forth in "Our Cash Distribution Policy and Restrictions on Distributions" includes Antero Midstream's estimated results of operations, Adjusted EBITDA and cash available for distribution for the twelve-month period ending June 30, 2018 that will be necessary in order for us to pay the estimated aggregate cash distribution on all of our common shares during the period. We estimate that our estimated cash available for distribution for the twelve-month period ending June 30, 2018 will be approximately $48 million, as compared to approximately $0 for the year ended December 31, 2015 and $9 million for the year ended December 31, 2016, in each case on a pro forma basis. The prospective financial information has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the estimates are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. We expect that any significant variance between our actual and estimated cash available for distribution will primarily be driven by the distribution per Antero Midstream common unit, which will vary based on Antero Midstream's cash available for distribution and the number of Antero Midstream common units outstanding. We expect that any significant variance between Antero Midstream's actual cash available for distribution during the twelve-month period ending June 30, 2018 and estimated cash available for distribution will be primarily driven by differences between Antero Resources' development plan and actual completions and production during the period. If we do not achieve the estimated results, we may not be able to pay the full estimated cash distribution for the twelve-month period ending June 30, 2018 or any amount on common shares during such period, in which event the market price of our common shares may decline materially.

Our right to receive distributions paid by Antero Midstream on the IDRs may be limited or modified by our general partner without the consent of our shareholders, which may reduce cash distributions to you.

        We own all of the capital interests in IDR LLC, which owns all of the IDRs that entitle IDR LLC to receive increasing percentages (up to a maximum of 50%, to the extent not modified) of any cash distributed by Antero Midstream in excess of $0.1955 per Antero Midstream common unit in any quarter. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on the IDRs. All of the cash flow we receive from IDR LLC is derived from its ownership of these IDRs. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

        Antero Midstream, like other publicly traded partnerships, generally will undertake an acquisition or expansion capital project only if, after giving effect to related costs and expenses, the transaction would be expected to be accretive, meaning it would increase cash distributions per unit in future periods. Because IDR LLC currently participates in the IDRs at all levels, including the highest sharing level of 50%, an acquisition or capital project generally is less likely to be accretive to the unitholders of Antero Midstream than if the IDRs were entitled to a lower incremental cash flow. IDR LLC may receive a proposal to reduce the IDRs to facilitate a particular acquisition or expansion capital project. Any such reduction of IDRs will reduce the amount of cash that otherwise would have been distributed by IDR LLC to us, which will in turn reduce the cash distributions we otherwise would be able to pay to you. Our shareholders will not be able to vote on, or otherwise prohibit our general partner from taking, similar actions in the future and our general partner may elect to modify the incentive distributions without considering the interests of our shareholders. In addition, there can be no guarantee that the expected benefits of any IDR modification will be realized.

        Additionally, IDR LLC has the right under Antero Midstream's partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to IDR LLC would be set. In connection with the resetting of the target distribution levels and the corresponding relinquishment by IDR LLC of incentive distribution payments based on the target cash distributions prior to the reset, IDR LLC will be entitled to receive a number of newly-issued common units in Antero Midstream equal to the result of dividing (i) the aggregate amount of cash distributions made by Antero Midstream for the quarter immediately preceding the reset event by (ii) the cash distribution made by Antero Midstream in respect of each common unit for such quarter. IDR LLC's right to reset the minimum quarterly distribution amount and target distribution levels upon which the incentive distributions payable to IDR LLC are based may be exercised, subject to certain restrictions, without approval of Antero Midstream's unitholders, our shareholders or Antero Midstream's conflicts committee. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that IDR LLC will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase.

        IDR LLC may exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to the general partner. For additional information, please read "Antero Midstream Partners LP's Cash Distribution Policy—Incentive Distribution Rights—IDR LLC's Right to Reset Incentive Distribution Levels."

A reduction in Antero Midstream's distributions will disproportionately affect the amount of cash distributions on the IDRs.

        IDR LLC's ownership of Antero Midstream's IDRs currently entitle it to receive increasing percentages, ranging from 15% up to 50% of all cash distributed by Antero Midstream in excess of $0.1955 per common unit per quarter. Based on Antero Midstream's distribution history, IDR LLC initially will be entitled to receive 50% of all cash distributed by Antero Midstream in excess of $0.2550 per common unit per quarter. A decrease in the amount of quarterly distributions paid by Antero Midstream to $0.2550 or less per common unit would reduce IDR LLC's percentage of incremental quarterly cash distributions in excess of $0.1955 per common unit from 50% to 15%. As a result, any such reduction in quarterly cash distributions from Antero Midstream would have the effect of disproportionately reducing the amount of distributions that IDR LLC receives from Antero Midstream on the IDRs as compared to cash distributions Antero Midstream makes with respect to its common units.

If distributions on our common shares are not paid with respect to any fiscal quarter, including those at the anticipated initial distribution rate, our shareholders will not be entitled to receive any payments in respect of such quarter.

        Our distributions to our shareholders will not be cumulative. Consequently, if distributions on our common shares are not paid with respect to any fiscal quarter, including those at the anticipated initial distribution rate, our shareholders will not be entitled to receive any payments in respect of such quarter in the future.

The amount of cash that we and Antero Midstream distribute each quarter may limit our ability to grow.

        Because we and Antero Midstream each distribute all of our respective cash from operations on a quarterly basis, our growth and Antero Midstream's growth may not be as fast as the growth of businesses that continually reinvest their cash to expand ongoing operations. In fact, because our cash flow currently is generated solely from distributions we receive from IDR LLC, which are derived exclusively from the IDRs, our growth will be completely dependent upon Antero Midstream. The amount of distributions paid on the IDRs is based on the per unit distribution paid by Antero Midstream on each of its common units and the number of Antero Midstream common units outstanding. Please read "Antero Midstream Partners LP's Cash Distribution Policy." If we issue additional common shares or incur debt, the payment of distributions on those additional common shares or interest on that debt could increase the risk that we will be unable to maintain or increase our cash distribution levels.

Our rate of distribution growth may be reduced to the extent we purchase equity interests from Antero Midstream, which will reduce the relative percentage of the cash we receive from the IDRs.

        Our business strategy includes, where appropriate, supporting the growth of Antero Midstream by making loans, purchasing equity interests or providing other forms of financial support to Antero Midstream to fund an acquisition of a business or asset or another growth project. To the extent we purchase equity interests from Antero Midstream that are not entitled to distributions or do not receive distributions at the same rates as the IDRs, the rate of our distribution growth may be reduced, at least in the short term, as less of our cash distributions will come from our ownership of IDRs, whose distributions increase at a faster rate than Antero Midstream's common units and any similar equity interests Antero Midstream may issue in the future.

Restrictions in Antero Midstream's existing and future debt agreements could limit Antero Midstream's ability to make distributions to IDR LLC, and therefore IDR LLC's ability to make distributions to us, which in turn would limit our ability to make distributions on our common shares.

        Antero Midstream's revolving credit facility and the indenture governing Antero Midstream's outstanding senior notes contain various operating and financial restrictions and covenants. Antero Midstream's ability to comply with these restrictions and covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. If Antero Midstream is unable to comply with these restrictions and covenants, any indebtedness under this credit facility may become immediately due and payable and Antero Midstream's lenders' commitment to make further loans under this credit facility may terminate. Antero Midstream might not have, and might be unable to obtain, sufficient funds to satisfy these accelerated payment obligations.

        Antero Midstream's payment of principal and interest on any indebtedness will reduce its cash distributions on the IDRs, thereby reducing our cash available for distribution on our common shares. Antero Midstream's revolving credit facility and the indenture governing Antero Midstream's outstanding senior notes will limit our ability to pay distributions to our shareholders during an event of default or if an event of default would result from the distribution.

        For more information regarding Antero Midstream's debt agreements, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Antero Midstream's Capital Resources and Liquidity." For more information regarding risks related to Antero Midstream's debt agreements, please see "—Risks Related to Antero Midstream's Business—"Restrictions in Antero Midstream's revolving credit facility and its other debt agreements could adversely affect its business, financial condition, results of operations and ability to make quarterly cash distributions to its unitholders."

Our partnership agreement restricts the rights of shareholders owning 20% or more of our shares.

        Our shareholders' voting rights are restricted by the provision in our partnership agreement generally providing that any shares held by a person or group that owns 20% or more of any class of shares then outstanding, other than our general partner, the Sponsors (or certain transferees in private, non-exchange transactions), their respective affiliates and persons who acquired such shares with the prior approval of our general partner's board of directors, cannot be voted on any matter. In addition, our partnership agreement contains provisions limiting the ability of our shareholders to call meetings or to acquire information about our operations, as well as other provisions limiting our shareholders' ability to influence the manner or direction of our management. As a result, the price at which our common shares will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

Our shareholders will not elect or have the power to remove our general partner and will not vote in the election of our general partner's directors. Upon the completion of this offering, the Sponsors will own a sufficient number of common shares to allow them to prevent the removal of our general partner.

        Our shareholders only have limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. The board of directors of our general partner, including our independent directors, will be designated and elected by the Sponsors or their designees. Our remaining shareholders will not have the ability to elect our general partner or the members of the board of directors of our general partner. Additionally, as a result of our resulting governance arrangements and the 20% voting limitation in our partnership agreement, it will be difficult for one or more of our shareholders to gain control of our general partner's board of directors. Please read "Management—Designation of Directors."

        In addition, if our shareholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed unless that removal is for cause and is approved by the holders of at least 80% of our outstanding shares. At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common shares, the Sponsors will collectively own        % of our outstanding common shares. This ownership level will enable the Sponsors to prevent our general partner's removal. Please read "Description of Our Partnership Agreement—Withdrawal or Removal of the General Partner."

        As a result of these provisions, the price at which our common shares will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

You will experience immediate and substantial dilution of $            per common share in the net tangible book value of your common shares.

        The initial public offering price of our common shares is substantially higher than the pro forma net tangible book value per share immediately after the offering. If you purchase common shares in this offering you will incur immediate and substantial dilution in the pro forma net tangible book value per share from the price you pay for the common shares. Please read "Dilution."

Our general partner may cause us to issue additional common shares, including in connection with the redemption of Series B Units, or other equity securities, as well as issue equity securities that are senior to our common shares, without your approval, which may adversely affect you.

        Our general partner may cause us to issue an unlimited number of additional common shares, including in connection with the redemption of Series B Units, or other equity securities of equal rank with the common shares, without shareholder approval. For additional information regarding the issuance of our common shares in connection with the redemption of Series B Units, please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of IDR LLC." In addition, we may issue an unlimited number of shares that are senior to our common shares in right of distribution, liquidation and voting. The issuance of additional common units or our other equity securities of equal or senior rank, will have the following effects:

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  each shareholder's proportionate ownership interest in us may decrease;

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  the amount of cash available for distribution on each common share may decrease;

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  the relative voting strength of each previously outstanding common share may be diminished;

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  the ratio of taxable income to distributions may increase; and

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  the market price of the common shares may decline.

        Please read "Description of Our Partnership Agreement—Issuance of Additional Securities."

If Antero Midstream's unitholders remove AMP GP as the general partner of Antero Midstream, AMP GP would be required to sell or exchange its general partner interest, and we would lose the ability to manage and control Antero Midstream.

        At the closing of this offering and as a result of the Reorganization, we will own and control AMP GP, which will own the non-economic general partner interest in Antero Midstream. AMP GP may not be removed as general partner of Antero Midstream unless that removal is for cause and is approved by the vote of the holders of not less than 66 2/3% of the outstanding units of Antero Midstream, voting together as a single class, including units held by AMP GP and its affiliates, and Antero Midstream receives an opinion of counsel regarding limited liability and tax matters. Any removal of AMP GP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding Antero Midstream common units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by AMP GP and its affiliates gives them the ability to prevent our general partner's removal. In the event of the removal of AMP GP as general partner of Antero Midstream or its withdrawal as general partner in violation of Antero Midstream's partnership agreement, a successor general partner will have the option to purchase AMP GP's general partner interest for a cash payment equal to the fair market value of that interest. Under all other circumstances where AMP GP withdraws as general partner of Antero Midstream, AMP GP will have the option to require the successor general partner to purchase the general partner interest of Antero Midstream for fair market value. In each case, this fair market value will be determined by agreement between AMP GP and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by AMP GP and the successor general partner will determine the fair market value. If, however, AMP GP and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value. In each case, AMP GP would also lose its ability to manage Antero Midstream. Please read "Material Provisions of the Partnership Agreement of Antero Midstream Partners LP"

        In addition, if AMP GP is removed as general partner of Antero Midstream, we would face an increased risk of being deemed an investment company. Please read "—If in the future we cease to manage and control Antero Midstream, we may be deemed to be an investment company under the Investment Company Act of 1940."

You may not have limited liability if a court finds that shareholder action constitutes control of our business.

        Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our shareholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement or to take other action under our partnership agreement constituted participation in the "control" of our business. Additionally, the limitations on the liability of holders of limited partner interests for the liabilities of a limited partnership have not been clearly established in many jurisdictions.

        Furthermore, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a shareholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read "Description of Our Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations on liability to a shareholder.

If in the future we cease to manage and control Antero Midstream, we may be deemed to be an investment company under the Investment Company Act of 1940.

        If we cease to manage and control Antero Midstream or IDR LLC and are deemed to be an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contractual rights or asset mix to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage, require us to add additional directors who are independent of us and our affiliates, and adversely affect the price of our common shares.

The price of our common shares may be volatile, and a trading market that will provide you with adequate liquidity may not develop.

        Prior to this offering there has been no public market for our common shares. An active market for our common shares may not develop or may not be sustained after this offering. The initial public offering price of our common shares will be determined by negotiations between the selling shareholder and the underwriters, based on several factors that we discuss in the "Underwriting" section of this prospectus.

This price may not be indicative of the market price for our common shares after this initial public offering. The market price of our common shares could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may be unable to resell your common shares at or above the initial public offering price. The following factors, among others, could affect our common share price:

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  Antero Midstream's operating and financial performance and prospects and the trading price of its common units;

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  the level of Antero Midstream's quarterly distributions and our quarterly distributions;

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  quarterly variations in the rate of growth of our financial indicators, such as distributable cash flow per common share, net income and revenues;

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  changes in revenue or earnings estimates or publication of research reports by analysts;

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  speculation by the press or investment community;

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  sales of our common shares by our shareholders;

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  the exercise by the Series B Holders of their redemption rights with respect to any vested Series B Units;

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  announcements by Antero Midstream or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, securities offerings or capital commitments;

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  general market conditions;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  adverse changes in tax laws or regulations;

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  domestic and international economic, legal and regulatory factors related to Antero Midstream's performance; and

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  other factors described in these "Risk Factors."

Our common shares and Antero Midstream's common units may not trade in relation or proportion to one another.

        Our common shares and Antero Midstream's common units may not trade in simple relation or proportion to one another. Instead, while the trading prices of our common shares and Antero Midstream's common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

  •
  with respect to the first $0.1955 of distributable cash flow per common unit, Antero Midstream's cash distributions to its unitholders have a priority over distributions on its IDRs;

  •
  our cash flow is more volatile than the cash flow paid to Antero Midstream's unitholders because we participate in tiered incentive distributions associated with the IDRs in Antero Midstream while Antero Midstream's unitholders participate in all distributions made by Antero Midstream;

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  IDR LLC will distribute a portion of the cash it receives from Antero Midstream to the holders of outstanding Series B Units;

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  we expect to pay federal and state income taxes in the future; and

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  we may enter into other businesses separate and apart from Antero Midstream or any of its affiliates.

An increase in interest rates may cause the market price of our common shares to decline.

        Like all equity investments, an investment in our common shares is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common shares resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common shares to decline.

Future sales of our common shares in the public market could reduce our common share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

        Subject to certain limitations and exceptions, each Series B Holder may require IDR LLC to redeem all or a part of such holder's vested Series B Units for common shares in us at a ratio described in the IDR LLC Agreement, subject to customary conversion rate adjustments for equity splits, equity dividends and reclassification and other similar transactions, and then sell those common shares. For more information on the Redemption Right, please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of IDR LLC." We may also issue additional common shares or convertible securities in subsequent public or private offerings. We cannot predict the size of future issuances of our common shares or securities convertible into common shares or the effect, if any, that future issuances and sales of our common shares will have on the market price of our common shares. Sales of substantial amounts of our common shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common shares.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common shares.

        The selling shareholder, certain of our affiliates and the directors and officers of our general partner will enter into lock-up agreements with respect to any sale of their common shares (following a redemption), pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effective date of the registration statement of which this prospectus forms a part. The representatives of the underwriters to this offering, at any time and without notice, may release all or any portion of the common shares subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then the applicable common shares will be available for sale into the public markets, which could cause the market price of our common shares to decline and impair our ability to raise capital.

The Sponsors hold a majority of the voting power of our common shares.

        Immediately following this offering, the Sponsors will hold approximately        % of the voting power of our common shares (or         % if the underwriters exercise their option to purchase additional common shares in full). The Sponsors are entitled to act separately in their own respective interests with respect to their partnership interests in us, and will have the ability to elect all of the members of our board of directors. Please read "Management—Designation of Directors." In addition, they will be able to determine the outcome of all matters requiring shareholder approval, including certain mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company. So long as the Sponsors continue to own a significant amount of our outstanding shares, even if such amount is less than 50%, they will continue to be able to strongly influence all matters requiring shareholder approval, regardless of whether or not other shareholders believe that the transaction is in their own best interests.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

        The JOBS Act contains provisions that, among other things, relax certain reporting requirements for "emerging growth companies," including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (1) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Act of 2002, (2) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (4) provide certain disclosure regarding executive compensation required of larger public companies or (5) hold shareholder advisory votes on executive compensation.

If we or Antero Midstream fail to develop or maintain an effective system of internal controls, our ability to accurately report our financial results or prevent fraud could be adversely affected. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common shares.

        Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a publicly traded company. We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded company, we will need to implement additional internal controls, reporting systems and procedures. If we or Antero Midstream cannot provide reliable financial reports or prevent fraud, our and Antero Midstream's reputation and operating results will be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our and Antero Midstream's operating results or cause us or Antero Midstream to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common shares and Antero Midstream's common units.

The NYSE does not require a limited partnership like us to comply with certain of its corporate governance requirements.

        Because we are a limited partnership, the NYSE does not require our general partner to have a majority of independent directors on its board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, our shareholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. In addition, as a limited partnership we are not required to seek shareholder approval for issuances of common shares, including issuances in excess of 20% of our outstanding equity securities, or for issuances of equity to certain affiliates.

We may incur liability as a result of our ownership of Antero Midstream's general partner.

        Under Delaware law, a general partner of a limited partnership is generally liable for the debts and liabilities of the partnership for which it serves as general partner, subject to the terms of any indemnification agreements contained in the partnership agreement and except to the extent the partnership's contracts are non-recourse to the general partner. As a result of our structure, we own and control the general partner of Antero Midstream. To the extent the indemnification provisions in the applicable partnership agreement or non-recourse provisions in our contracts are not sufficient to protect us from such liability, we may in the future incur liabilities as a result of our ownership of AMP GP. Please read "Conflicts of Interest and Fiduciary Duties."

Our general partner interest or the control of our general partner may be transferred to a third party without shareholder consent.

        Our general partner may transfer its general partner interest to a third party, including in a merger or in a sale of all or substantially all of its assets, without the consent of our shareholders. Furthermore, the Sponsors may transfer all or a portion of their ownership interests in our general partner to a third party, also without shareholder consent. The new owners of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.

The future debt that we incur may limit the distributions that we can pay to our shareholders.

        Our payment of principal and interest on any future indebtedness will reduce our cash available for distribution to our shareholders. We anticipate that any credit facility we enter into in the future would limit our ability to pay distributions to our shareholders during an event of default or if an event of default would result from the distributions.

        Moreover, any future indebtedness may adversely affect our ability to obtain additional financing for future operations or capital needs, limit our ability to pursue other business opportunities, or make our results of operations more susceptible to adverse economic or operating conditions.

The amount of cash distributions that we will be able to distribute to our shareholders will be reduced by the incremental costs associated with our being a publicly traded company, other general and administrative expenses and any reserves that our general partner believes it is prudent to maintain for the proper conduct of our business and for future distributions.

        Before we can pay distributions to our shareholders, we will first pay our expenses, including the costs of being a publicly traded company, which we expect to be approximately $         million per year, and taxes and other expenses, and may establish reserves for debt service requirements, if any, for future distributions during periods of limited cash flows or for other purposes.

Risks Related to Conflicts of Interest

        Our existing organizational structure and the relationships among us, Antero Midstream, our respective general partners, Antero Resources, the Sponsors and affiliated entities present the potential for conflicts of interest. Moreover, additional conflicts of interest may arise in the future among us and the entities affiliated with any general partner or similar interests we acquire or among Antero Midstream and such entities. For a further discussion of conflicts of interest that may arise, please read "Conflicts of Interest and Fiduciary Duties."

Conflicts of interest may arise as a result of our organizational structure and the relationships among us, Antero Midstream, our respective general partners, Antero Resources and other affiliated entities.

        Our partnership agreement defines the duties of our general partner (and, by extension, its officers and directors). Our general partner's board of directors or its conflicts committee will have authority on our behalf to resolve any conflict involving us and they have broad latitude to consider the interests of all parties to the conflict.

        Conflicts of interest may arise between us and our shareholders, on the one hand, and our general partner and affiliated entities, on the other hand, or between us and our shareholders, on the one hand, and Antero Midstream and its unitholders, on the other hand. For a description of circumstances in which conflicts could arise, please read "Conflicts of Interest and Fiduciary Duties—Potential for Conflicts." The resolution of these conflicts may not always be in our best interest or that of our shareholders.

Our partnership agreement defines our general partner's duties to us and contains provisions that reduce the remedies available to our shareholders for actions that might otherwise be challenged as breaches of fiduciary or other duties under state law.

        Our partnership agreement contains provisions that substantially reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

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  permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, the Sponsors, our affiliates or any limited partner. Examples include the exercise of its limited call right, its rights to transfer or vote any shares it may own, and its determination whether or not to consent to any merger or consolidation of our partnership or amendment to our partnership agreement;

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  generally provides that our general partner will not have any liability to us or our shareholders for decisions made in its capacity as a general partner so long as it acted in good faith which, pursuant to our partnership agreement, requires a subjective belief that the determination, or other action or anticipated result thereof is in, or not opposed to, our best interests;

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  generally provides that any resolution or course of action adopted by our general partner and its affiliates in respect of a conflict of interest will be permitted and deemed approved by all of our shareholders, and will not constitute a breach of our partnership agreement or any duty stated or implied by law or equity if the resolution or course of action in respect of such conflict of interest is:

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  approved by a majority of the members of our general partner's conflicts committee after due inquiry, based on a belief that the course of action or determination that is the subject of such approval is not adverse to us;

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  approved by majority vote of our common shares (excluding shares owned by our general partner and its affiliates, but including shares owned by the Sponsors) voting together as a single class;

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  provides that, to the fullest extent permitted by law, in connection with any action or inaction of, or determination made by, our general partner or the conflicts committee of our general partner's board of directors with respect to any matter relating to us, it shall be presumed that our general partner or the conflicts committee of our general partner's board of directors acted in a manner that satisfied the contractual standards set forth in our partnership agreement, and in any proceeding brought by any limited partner or by or on behalf of such limited partner or any other limited partner or our partnership challenging any such action or inaction of, or determination made by, our general partner, the person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption; and

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  provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or, in the case of a criminal matter, acted with knowledge that such person's conduct was criminal.

        Please read "Conflicts of Interest and Fiduciary Duties."

The Sponsors may have interests that conflict with holders of our common shares.

        Immediately following this offering (assuming that the underwriters do not exercise their option to purchase additional common shares), the Sponsors will own        % of our outstanding shares and a portion of the Series B Units in IDR LLC. In addition, certain of the Sponsors own a portion of Antero Midstream's common units and Antero Resources' common stock. As a result, the Sponsors may have conflicting interests with holders of our common shares.

        Furthermore, conflicts of interest could arise in the future between us, on the one hand, and the Sponsors, on the other hand, concerning among other things, a decision whether to modify or limit the IDRs in the future or potential competitive business activities or business opportunities. These conflicts of interest may not be resolved in our favor.

Antero Resources does not own our general partner and is under no obligation to adopt a business strategy that favors us.

        The directors and officers of Antero Resources have a fiduciary duty to make decisions in the best interests of the owners of Antero Resources, which may be contrary to our interests. Antero Resources has dedicated acreage to, and entered into long-term contracts for gathering and compression services on, Antero Midstream's gathering and compression systems, as well as long-term contracts for receiving water services. However, while Antero Midstream has a 20-year right of first offer to provide processing and fractionation services to Antero Resources, subject to certain exceptions, Antero Resources is under no obligation to consider whether any future drilling plans would create beneficial opportunities for Antero Midstream. Additionally, although Antero Midstream's water services agreement and the processing and fractionation services provided by the Joint Venture are supported by minimum volume commitments, Antero Midstream's gathering and compression agreement includes minimum volumes commitments only on high-pressure pipelines and compressor stations constructed at Antero Resources' request after the Antero Midstream IPO. A reduction in the current levels of throughput volumes on Antero Midstream's gathering and compression systems by Antero Resources could have a material adverse effect on Antero Midstream's business, financial condition, results of operations and ability to make quarterly cash distributions to its unitholders, including us.

Our general partner's affiliates and the Sponsors may compete with us.

        Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. The restrictions contained in our general partner's limited liability company agreement are subject to a number of exceptions. Affiliates of our general partner and the Sponsors will not be prohibited from engaging in other businesses or activities that might be in direct competition with us except to the extent they compete using our confidential information. For additional information regarding these agreements, please read "Certain Relationships and Related Party Transactions"

Our general partner has a call right that may require you to sell your common shares at an undesirable time or price.

        If at any time more than 80% of our outstanding common shares on a combined basis (including common shares issued in connection with the redemption of Series B Units) are owned by our general partner, the Sponsors (or certain transferees) or their respective affiliates, our general partner will have the right (which it may assign to any of its affiliates, the Sponsors or us), but not the obligation, to acquire all, but not less than all, of the remaining common shares held by public shareholders at a price equal to the greater of (x) the current market price of such shares as of the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner, the Sponsors (or certain transferees in private, non-exchange transactions) or their respective affiliates for such shares during the 90 day period preceding the date such notice is first mailed. As a result, you may be required to sell your common shares at an undesirable time or price and may not receive any return of or on your investment. You may also incur a tax liability upon a sale of your common shares. Upon completion of this offering, the Sponsors will own        % of the common shares. For additional information about the call right, please read "Description of Our Partnership Agreement—Limited Call Right."

Risks Related to Antero Midstream's Business

Because substantially all of Antero Midstream's revenue is derived from Antero Resources, any development that materially and adversely affects Antero Resources' operations, financial condition or market reputation could have a material and adverse impact on us.

        Antero Midstream is substantially dependent on Antero Resources as its primary customer, and Antero Midstream expects to derive a substantial majority of its revenues from Antero Resources for the foreseeable future. As a result, any event, whether in Antero Midstream's area of operations or otherwise, that adversely affects Antero Resources' production, drilling and completion schedule, financial condition, leverage, market reputation, liquidity, results of operations or cash flows may adversely affect Antero Midstream's revenues and cash available for distribution. Accordingly, Antero Midstream is indirectly subject to the business risks of Antero Resources, including, among others:

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  a reduction in or slowing of Antero Resources' development program, which would directly and adversely impact demand for Antero Midstream's gathering, compression, processing, fractionation and water services, including services provided through its interest in the Joint Venture;

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  a reduction in or slowing of Antero Resources' completions of wells, which would directly and adversely impact demand for Antero Midstream's water services;

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  the volatility of natural gas, NGLs and oil prices, which could have a negative effect on the value of Antero Resources' properties, its drilling programs or its ability to finance its operations;

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  the availability of capital on an economic basis to fund Antero Resources' exploration and development activities and Antero Midstream's capital expenditure programs;

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  Antero Resources' ability to replace reserves;

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  Antero Resources' ability to successfully integrate its recent acquisition of properties from a third party, and their successful development of such acquired acreage;

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  Antero Resources' drilling and operating risks, including potential environmental liabilities;

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  Antero Resources' potential inability to enter into new hedge contracts in the future at favorable pricing or for a sufficient amount, and the potential counterparty risk relating to Antero Resources' hedging transactions;

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  transportation capacity constraints and interruptions;

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  adverse effects of governmental and environmental regulation; and

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  losses from pending or future litigation.

        Changes in commodity prices can significantly affect Antero Midstream's capital resources, liquidity and expected operating results.

        For more information regarding the business risks Antero Resources faces and their potential impact on Antero Midstream's business, please read "—Because of the natural decline in production from existing wells, Antero Midstream's success depends, in part, on Antero Resources' ability to replace declining production and Antero Midstream's ability to secure new sources of natural gas from Antero Resources or third parties. Additionally, Antero Midstream's water services are directly associated with Antero Resources' well completion activities, the volumes of produced waters from such activities and water needs, which are partially driven by horizontal lateral lengths and the number of completion stages per well. Any decrease in volumes of natural gas and produced water that Antero Resources produces or any decrease in the number of wells that Antero Resources completes could adversely affect Antero Midstream's business and operating results."

        In late 2014, global energy commodity prices declined precipitously as a result of several factors, including an increase in worldwide commodity supplies, a stronger U.S. dollar, relatively mild weather in large portions of the U.S. during the 2014 and 2015 winter months, and strong competition among oil producing countries for market share. Depressed commodity prices continued into 2015 and 2016, although a modest recovery has occurred in late 2016 and early 2017.

        Spot prices for WTI declined significantly since June 2014 levels of approximately $106.00 per Bbl and have ranged from less than $30.00 per Bbl in February 2016 to approximately $53.00 per Bbl in February 2017. Spot prices for Henry Hub natural gas also declined significantly from approximately $4.40 per MMBtu in January 2014 to $2.00 per MMBtu in March 2016. Natural gas prices have recently recovered to approximately $3.00 per MMBtu in February 2017 due to increases in demand as a result of colder winter weather in many regions of the United States. Spot prices for propane, which is the largest portion of Antero Midstream's NGLs sales, declined from approximately $1.55 per gallon in January 2014 to less than $0.35 per gallon in January 2016. Prices for propane have recovered to over $0.70 per gallon in February 2017.

        Further, Antero Midstream is subject to the risk of non-payment or non-performance by Antero Resources, including with respect to Antero Midstream's gathering, compression, processing, fractionation and water services arrangements. Antero Midstream cannot predict the extent to which Antero Resources' business would be impacted if conditions in the energy industry deteriorate, nor can Antero Midstream estimate the impact such conditions would have on Antero Resources' ability to execute its drilling and development program or perform under Antero Midstream's gathering, compression, processing, fractionation and water services arrangements. Any material non-payment or non-performance by Antero Resources could reduce Antero Midstream's ability to make distributions to its unitholders.

        Also, due to Antero Midstream's relationship with Antero Resources, Antero Midstream's ability to access the capital markets, or the pricing or other terms of any capital markets transactions, may be adversely affected by any impairment to Antero Resources' financial condition or adverse changes in its credit ratings.

        Any material limitation on Antero Midstream's ability to access capital as a result of such adverse changes at Antero Resources could limit Antero Midstream's ability to obtain future financing under favorable terms, or at all, or could result in increased financing costs in the future. Similarly, material adverse changes at Antero Resources could negatively impact Antero Midstream's unit price, limiting Antero Midstream's ability to raise capital through equity issuances or debt financing, or could negatively affect Antero Midstream's ability to engage in, expand or pursue its business activities, and could also prevent Antero Midstream from engaging in certain transactions that might otherwise be considered beneficial to Antero Midstream.

The amount of cash Antero Midstream can distribute on its units principally depends upon the amount of cash Antero Midstream generates from its operations, which will fluctuate from quarter to quarter.

        The amount of cash Antero Midstream can distribute on its units principally depends upon the amount of cash Antero Midstream generate from its operations, which will fluctuate from quarter to quarter based on, among other things:

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  the volume of water Antero Midstream handles and treats in connection with well completion operations and the volume of natural gas Antero Midstream's gather and compress;

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  the volume of condensate Antero Midstream gathers;

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  the volume of flow back and produced water generated by Antero Resources;

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  the rates charged to third parties, if any, for Antero Midstream's gathering, compression, processing, fractionation and water services;

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  market prices of natural gas, NGLs and oil and their effect on Antero Resources' drilling schedule as well as produced volumes;

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  Antero Resources' ability to fund its drilling program;

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  adverse weather conditions;

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  the level of Antero Midstream's operating, maintenance and general and administrative costs;

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  regulatory action affecting the supply of, or demand for, natural gas, the rates Antero Midstream can charge for its services, how Antero Midstream contracts for services, Antero Midstream's existing contract, its operating costs or its operating flexibility; and

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  prevailing economic conditions.

        In addition, the actual amount of cash Antero Midstream will have available for distribution will depend on other factors, including:

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  the level and timing of maintenance and expansion capital expenditures Antero Midstream makes;

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  Antero Midstream's debt service requirements and other liabilities;

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  Antero Midstream's ability to borrow under its debt agreements to pay distributions;

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  fluctuations in Antero Midstream's working capital needs;

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  restrictions on distributions contained in any of Antero Midstream's debt agreements;

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  the cost of acquisitions, if any;

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  fees and expenses of Antero Midstream's general partner and its affiliates (including Antero Resources) we are required to reimburse;

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  the amount of cash reserves established by Antero Midstream's general partner; and

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  other business risks affecting Antero Midstream's cash levels.

Because of the natural decline in production from existing wells, Antero Midstream's success depends, in part, on Antero Resources' ability to replace declining production and Antero Midstream's ability to secure new sources of natural gas from Antero Resources or third parties. Additionally, Antero Midstream's water services are directly associated with Antero Resources' well completion activities, the volumes of produced waters from such activities and water needs, which are partially driven by horizontal lateral lengths and the number of completion stages per well. Any decrease in volumes of natural gas that Antero Resources produces or any decrease in the number of wells that Antero Resources completes could adversely affect Antero Midstream's business and operating results.

        The natural gas volumes that support Antero Midstream's gathering and compression business depend on the level of production from natural gas wells connected to Antero Midstream's systems, which may be less than expected and will naturally decline over time. To the extent Antero Resources reduces its development activity or otherwise ceases to drill and complete wells, revenues for Antero Midstream's gathering, compression, processing, fractionation and water services will be directly and adversely affected. Antero Midstream's ability to maintain water services revenues is substantially dependent on continued completion activity by Antero Resources or third parties over time, as well as the volumes of produced water from such activity. In addition, natural gas volumes from completed wells will naturally decline and Antero Midstream's cash flows associated with these wells will also decline over time. In order to maintain or increase throughput volumes on Antero Midstream's gathering systems, Antero Midstream must obtain new sources of natural gas from Antero Resources or third parties. The primary factors affecting Antero Midstream's ability to obtain additional sources of natural gas include (i) the success of Antero Resources' drilling activity in Antero Midstream's areas of operation, (ii) Antero Resources' acquisition of additional acreage and (iii) Antero Midstream's ability to obtain dedications of acreage from third parties. Antero Midstream's fresh water delivery services, which make up a substantial portion of our water services revenues, will be in greatest demand in connection with completion activities. To the extent that Antero Resources or other fresh water delivery customers complete wells with shorter lateral lengths, the demand for Antero Midstream's fresh water delivery services would be reduced.

        Antero Midstream has no control over Antero Resources' or other producers' levels of development and completion activity in Antero Midstream's areas of operation, the amount of reserves associated with wells connected to Antero Midstream's systems or the rate at which production from a well declines. In addition, Antero Midstream's fresh water delivery business is dependent upon active development in Antero Midstream's areas of operation. In order to maintain or increase throughput volumes on Antero Midstream's fresh water delivery systems, Antero Midstream must service new wells. Antero Midstream has no control over Antero Resources or other producers or their development plan decisions, which are affected by, among other things:

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  the availability and cost of capital;

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  prevailing and projected natural gas, NGLs and oil prices;

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  demand for natural gas, NGLs and oil;

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  levels of reserves;

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  geologic considerations;

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  environmental or other governmental regulations, including the availability of drilling permits and the regulation of hydraulic fracturing; and

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  the costs of producing the gas and the availability and costs of drilling rigs and other equipment.

        Fluctuations in energy commodity prices can also greatly affect the development of reserves. For additional detail on the recent fluctuations in energy commodity prices, please see "Because substantially all of Antero Midstream's revenue is derived from Antero Resources, any development that materially and adversely affects Antero Resources' operations, financial condition or market reputation could have a material and adverse impact on us." These lower prices have compelled most natural gas and oil producers, including Antero Resources, to reduce the level of exploration, drilling and production activity. This will have a significant effect on Antero Midstream's capital resources, liquidity and expected operating results. Natural gas and oil prices directly affect Antero Resources' production. If prices decrease further, it would reduce Antero Midstream's revenues and ability to pay distributions. Sustained reductions in development or production activity in Antero Midstream's areas of operation could lead to reduced utilization of Antero Midstream's services.

        Due to these and other factors, even if reserves are known to exist in areas served by Antero Midstream's assets, producers have chosen, and may choose in the future, not to develop those reserves. If reductions in development activity result in Antero Midstream's inability to maintain the current levels of throughput volumes on its systems, or its water services, or if reductions in lateral lengths result in a decrease in demand for Antero Midstream's water services on a per well basis, those reductions could reduce Antero Midstream's revenue and cash flow and adversely affect its ability to make cash distributions to its unitholders.

The gathering and compression agreement only includes minimum volume commitments under certain circumstances.

        The gathering and compression agreement includes minimum volume commitments only on high pressure pipelines and compressor stations that are constructed by Antero Midstream at Antero Resources' request after the Antero Midstream IPO. Antero Midstream's compressor stations and gathering pipelines existing prior to the Antero Midstream IPO are not supported by minimum volume commitments from Antero Resources. Any decrease in the current levels of throughput volumes on its gathering and compression systems could reduce its revenue and cash flow and adversely affect Antero Midstream's ability to make cash distributions to its unitholders.

Antero Midstream may not be able to attract third-party gathering and compression volumes or opportunities to provide water services, which could limit its ability to grow and increase its dependence on Antero Resources.

        Part of Antero Midstream's long-term growth strategy includes diversifying its customer base by identifying opportunities to offer services to third parties. To date, substantially all of its revenues have been earned from Antero Resources. Antero Midstream's ability to increase throughput volumes on its gathering and compression systems and water services systems and any related revenue from third parties is subject to numerous factors beyond our control, including competition from third parties and the extent to which we have available capacity when requested by third parties. To the extent that Antero Midstream lacks available capacity on its systems for third-party volumes, Antero Midstream may not be able to compete effectively with third-party systems for additional oil and natural gas production in its areas of operation. In addition, some of its natural gas and NGLs marketing competitors for third-party volumes have greater financial resources and access to larger supplies of natural gas than those available to Antero Midstream, which could allow those competitors to price their services more aggressively than Antero Midstream does.

        Antero Midstream's efforts to attract new unaffiliated customers may be adversely affected by (i) its relationship with Antero Resources and the fact that a substantial majority of the capacity of Antero Midstream's gathering and compression systems and water systems will be necessary to service Antero Resources' production and development and completion schedule and (ii) its desire to provide services pursuant to fee-based contracts. As a result, Antero Midstream may not have the capacity to provide services to third parties and/or potential third-party customers may prefer to obtain services pursuant to other forms of contractual arrangements under which it would be required to assume direct commodity exposure.

Antero Midstream will be required to make substantial capital expenditures to increase its asset base. If Antero Midstream is unable to obtain needed capital or financing on satisfactory terms, its ability to make cash distributions may be diminished or its financial leverage could increase.

        In order to increase Antero Midstream's asset base, it will need to make expansion capital expenditures. If it does not make sufficient or effective expansion capital expenditures, Antero Midstream will be unable to expand its business operations and, as a result, it will be unable to raise the level of its future cash distributions. To fund Antero Midstream's expansion capital expenditures and investment capital expenditures, it will be required to use cash from its operations or incur borrowings. Alternatively, Antero Midstream may sell additional common units or other securities to fund its capital expenditures. Such uses of cash from Antero Midstream's operations will reduce cash available for distribution to its unitholders. Antero Midstream's ability to obtain bank financing or its ability to access the capital markets for future equity or debt offerings may be limited by Antero Midstream's or Antero Resources' financial condition at the time of any such financing or offering and the covenants in its existing debt agreements, as well as by general economic conditions, contingencies and uncertainties that are beyond Antero Midstream's control. Even if it is successful in obtaining the necessary funds, the terms of such financings could limit Antero Midstream's ability to pay distributions to its unitholders. In addition, incurring additional debt may significantly increase Antero Midstream's interest expense and financial leverage, and issuing additional limited partner interests may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain the then current distribution rate, which could materially decrease Antero Midstream's ability to pay distributions at the prevailing distribution rate. Neither Antero Resources, AMP GP or any of their respective affiliates is committed to providing any direct or indirect support to fund Antero Midstream's growth.

Antero Midstream's gathering and compression and water handling and treatment systems are concentrated in the Appalachian Basin, making it vulnerable to risks associated with operating in one major geographic area.

        Antero Midstream relies primarily on revenues generated from gathering and compression and water handling and treatment systems that it owns, which are located in the Marcellus and Ohio Utica Shales. As a result of this concentration, Antero Midstream may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, market limitations or interruption of the processing or transportation of natural gas, NGLs or oil.

The amount of cash Antero Midstream has available for distribution to its unitholders depends primarily on its cash flow and not solely on profitability, which may prevent Antero Midstream from making distributions, even during periods in which it records net income.

        You should be aware that the amount of cash Antero Midstream has available for distribution depends primarily upon Antero Midstream's cash flow and not solely on profitability, which will be affected by non-cash items. As a result, Antero Midstream may make cash distributions during periods when it records a net loss for financial accounting purposes, and conversely, Antero Midstream might fail to make cash distributions during periods when Antero Midstream records net income for financial accounting purposes.

Antero Midstream's construction or purchase of new gathering and compression, processing, water handling and treatment or other assets, including the water treatment facility currently under construction, may not be completed on schedule, at the budgeted cost or at all, and they may not result in revenue increases and may be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect its cash flows, results of operations and financial condition and, as a result, Antero Midstream's ability to distribute cash to its unitholders.

        The construction of additions or modifications to Antero Midstream's existing systems and the construction or purchase of new assets, including the water treatment facility currently under construction, involves numerous regulatory, environmental, political and legal uncertainties beyond its control and may require the expenditure of significant amounts of capital. Financing may not be available on economically acceptable terms or at all. If Antero Midstream undertakes these projects, Antero Midstream may not be able to complete them on schedule, at the budgeted cost or at all. Moreover, Antero Midstream's revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, the construction of the water treatment facility will occur over an extended period of time, and Antero Midstream will not receive any material increases in revenues until the project is completed. Moreover, Antero Midstream may construct facilities to capture anticipated future production growth in an area in which such growth does not materialize. As a result, new gathering and compression, processing, water handling and treatment or other assets may not be able to attract enough throughput volumes to achieve Antero Midstream's expected investment return, which could adversely affect its results of operations and financial condition. In addition, the construction of additions to Antero Midstream's existing assets may require it to obtain new rights-of-way prior to constructing new pipelines or facilities. Antero Midstream may be unable to timely obtain such rights-of-way to connect new natural gas supplies to its existing gathering pipelines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for Antero Midstream to obtain new rights-of-way or to expand or renew existing rights-of-way. If the cost of renewing or obtaining new rights-of-way increases, its cash flows could be adversely affected.

If additional takeaway pipelines under construction or other pipeline projects are not completed, Antero Resources', and correspondingly Antero Midstream's, future growth may be limited.

        Antero Resources has secured sufficient long-term firm takeaway capacity on major pipelines that are in existence or currently under construction in each of its core operating areas to accommodate its current development plans; however, any failure of any pipeline under construction to be completed, or any unavailability of existing takeaway pipelines, could cause Antero Resources to curtail its future development and production plans. Sustained reductions in development or production activity in Antero Midstream's areas of operation could lead to reduced utilization of Antero Midstream's services, which could adversely affect Antero Midstream's operating margin, cash flow and ability to make cash distributions to its unitholders.

A shortage of equipment and skilled labor in the Appalachian Basin could reduce equipment availability and labor productivity and increase labor and equipment costs, which could have a material adverse effect on Antero Midstream's business and results of operations.

        Gathering and compression and water handling and treatment services require special equipment and laborers skilled in multiple disciplines, such as equipment operators, mechanics and engineers, among others. If Antero Midstream experiences shortages of necessary equipment or skilled labor in the future, its labor and equipment costs and overall productivity could be materially and adversely affected. If Antero Midstream's equipment or labor prices increase or if it experiences materially increased health and benefit costs for employees, Antero Midstream's results of operations could be materially and adversely affected.

If third-party pipelines or other midstream facilities interconnected to Antero Midstream's gathering and compression systems become partially or fully unavailable, its operating margin, cash flow and ability to make cash distributions to its unitholders could be adversely affected.

        Antero Midstream's gathering and compression assets connect to other pipelines or facilities owned and operated by unaffiliated third parties. The continuing operation of third-party pipelines, compressor stations and other midstream facilities is not within Antero Midstream's control. These pipelines, plants and other midstream facilities may become unavailable because of testing, turnarounds, line repair, maintenance, reduced operating pressure, lack of operating capacity, regulatory requirements and curtailments of receipt or deliveries due to insufficient capacity or because of damage from severe weather conditions or other operational issues. In addition, if the costs to Antero Midstream to access and transport on these third-party pipelines significantly increase, its profitability could be reduced. If any such increase in costs occurs or if any of these pipelines or other midstream facilities become unable to receive or transport natural gas, Antero Midstream's operating margin, cash flow and ability to make cash distributions to its unitholders could be adversely affected.

Antero Midstream's exposure to commodity price risk may change over time.

        Antero Midstream currently generates all of its revenues pursuant to fee-based contracts under which Antero Midstream is paid based on the volumes of natural gas and condensate that it gathers and compresses and water that it handles and treats, rather than the underlying value of the commodity. Consequently, Antero Midstream's existing operations and cash flows have little direct exposure to commodity price risk. Although Antero Midstream intends to enter into similar fee-based contracts with new customers in the future, Antero Resources Midstream's efforts to negotiate such contractual terms may not be successful. In addition, Antero Midstream may acquire or develop additional midstream assets in a manner that increases its exposure to commodity price risk. Future exposure to the volatility of natural gas, NGL and oil prices, especially in light of the recent declines, could have a material adverse effect on its business, results of operations and financial condition and, as a result, Antero Midstream's ability to make cash distributions to its unitholders.

Antero Midstream owns a 50% interest in the Joint Venture, which will be operated by MarkWest. While Antero Midstream has the ability to influence certain business decisions affecting the Joint Venture, the success of its investment in the Joint Venture will depend on MarkWest's operation of the Joint Venture.

        On February 6, 2017, Antero Midstream entered into the Joint Venture with MarkWest. While Antero Midstream and MarkWest each own a 50% interest in the Joint Venture, MarkWest is the primary operator of the Joint Venture. Accordingly, Antero Midstream will depend on MarkWest for the day-to-day operations of the Joint Venture. Antero Midstream's lack of control over the Joint Venture's day-to-day operations and the associated costs of operations could result in Antero Midstream receiving lower cash distributions from the Joint Venture than currently anticipated, which could reduce its cash available for distribution to its unitholders. In addition, differences in views among the owners of the Joint Venture could result in delayed decisions or in failures to agree on significant matters, potentially adversely affecting the business and results of operations or prospects of the Joint Venture and, in turn, the amount of cash from the Joint Venture operations distributed to Antero Midstream.

If the Joint Venture is not successful or if the Joint Venture does not perform as expected, Antero Midstream's future financial performance may be negatively impacted.

        Antero Midstream may be exposed to certain risks in connection with its ownership interest in the Joint Venture, including regulatory, environmental and litigation risks. If such risks or other anticipated or unanticipated liabilities were to materialize, any desired benefits of Antero Midstream's entry into the Joint Venture may not be fully realized, if at all, and its future financial performance may be negatively impacted.

        In addition, the Joint Venture may result in other difficulties including, among other things:

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  diversion of Antero Midstream's management's attention from other business concerns;

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  managing regulatory compliance and corporate governance matters;

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  an increase in Antero Midstream's indebtedness; and

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  potential environmental or other regulatory compliance matters or liabilities and/or title issues, including certain liabilities arising from the operation of the Joint Venture assets prior to the closing of the Joint Venture.

Restrictions in Antero Midstream's revolving credit facility and its other debt agreements could adversely affect its business, financial condition, results of operations and ability to make quarterly cash distributions to its unitholders.

        Antero Midstream's revolving credit facility and the indenture governing its outstanding senior notes limit Antero Midstream's ability to, among other things:

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  incur or guarantee additional debt;

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  redeem or repurchase units or make distributions under certain circumstances;

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  make certain investments and acquisitions;

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  incur certain liens or permit them to exist;

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  enter into certain types of transactions with affiliates;

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  merge or consolidate with another company; and

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  transfer, sell or otherwise dispose of assets.

        The indenture governing Antero Midstream's senior notes contains similar restrictive covenants. In addition, Antero Midstream's revolving credit facility and the indenture governing its outstanding senior notes also contain covenants requiring Antero Midstream to maintain certain financial ratios. Antero Midstream abilities to meet those financial ratios and tests can be affected by events beyond our control, and Antero Midstream cannot assure that it will meet any such ratios and tests. Additionally, Antero Midstream may not be able to borrow the full amount of commitments under its revolving credit facility if doing so would cause Antero Midstream to not meet a financial covenant.

        The provisions of Antero Midstream's revolving credit facility and the indenture governing its outstanding senior notes may affect its ability to obtain future financing and pursue attractive business opportunities and Antero Midstream's flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of Antero Midstream's revolving credit facility or the indenture governing its outstanding senior notes could result in a default or an event of default that could enable Antero Midstream's lenders or noteholders to declare the outstanding principal of debt outstanding under either arrangement, together with accrued and unpaid interest, to be immediately due and payable. If the payment of Antero Midstream's debt is accelerated, its assets may be insufficient to repay such debt in full, and Antero Midstream's unitholders could experience a partial or total loss of their investment. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Antero Midstream's Liquidity and Capital Resources."

If Antero Midstream's assets become subject to Federal Energy Regulatory Commission ("FERC") regulation or federal, state or local regulations or policies change, or if it fails to comply with market behavior rules, Antero Midstream's financial condition, results of operations and cash flows could be materially and adversely affected.

        Antero Midstream believes that its natural gas gathering and transportation operations are exempt from regulation by the FERC under the Natural Gas Act of 1938 (the "NGA"). Section 1(b) of the NGA exempts natural gas gathering facilities from regulation by the FERC under the NGA. Although the FERC has not made any formal determinations with respect to any of its facilities, Antero Midstream believes that the natural gas pipelines in its gathering systems meet the traditional tests the FERC has used to establish whether a pipeline is a gathering pipeline not subject to FERC jurisdiction. The distinction between FERC-regulated transmission services and federally unregulated gathering services, however, has been the subject of substantial litigation, and the FERC determines whether facilities are gathering facilities on a case-by-case basis, so the classification and regulation of our gathering facilities may be subject to change based on future determinations by the FERC, the courts, or Congress. If the FERC were to consider the status of an individual facility and determine that the facility or services provided by it are not exempt from FERC regulation under the NGA, the rates for, and terms and conditions of, services provided by such facility would be subject to regulation by the FERC under the NGA or the Natural Gas Policy Act of 1978 (the "NGPA"). Such regulation could decrease revenue, increase operating costs, and, depending upon the facility in question, could adversely affect Antero Midstream's results of operations and cash flows.

        Unlike natural gas gathering under the NGA, there is no exemption for the gathering of crude oil or NGLs under the Interstate Commerce Act, or ICA. Whether a crude oil or NGL shipment is in interstate commerce under the ICA depends on the fixed and persistent intent of the shipper as to the crude oil's or NGL's final destination, absent a break in the interstate movement. Antero Midstream believes that the crude oil and NGL pipelines in its gathering system meet the traditional tests the FERC has used to determine that a pipeline is not providing transportation service in interstate commerce subject to FERC ICA jurisdiction. However, the determination of the interstate or intrastate character of shipments on Antero Midstream's crude oil and NGL pipelines depends on the shipper's intentions and the transportation of the crude oil or NGLs outside of Antero Midstream's system, and may change over time. If the FERC were to consider the status of an individual facility and the character of a crude oil or NGL shipment, and determine that the shipment is in interstate commerce, the rates for, and terms and conditions of, transportation services provided by such facility would be subject to regulation by the FERC under the ICA. Such FERC regulation could decrease revenue, increase operating costs, and, depending on the facility in question, could adversely affect Antero Midstream's results of operations and cash flows. In addition, if any of Antero Midstream's facilities were found to have provided services or otherwise operated in violation of the ICA, this could result in the imposition of administrative and civil remedies and criminal penalties, as well as a requirement to disgorge charges collected for such services in excess of the rate established by the FERC.

        State regulation of gathering facilities and intrastate transportation pipelines generally includes various safety, environmental and, in some circumstances, non-discriminatory take and common purchaser requirements, as well as complaint-based rate regulation. Other state regulations may not directly apply to our business, but may nonetheless affect the availability of natural gas, crude oil and NGLs for purchase, compression and sale.

        Moreover, FERC regulations indirectly impact Antero Midstream's businesses and the markets for products derived from these businesses. The FERC's policies and practices across the range of its regulatory activities, including, for example, its policies on open access transportation, market manipulation, ratemaking, gas quality, capacity release and market center promotion, indirectly affect intrastate markets. Should Antero Midstream fail to comply with any applicable FERC administered statutes, rules, regulations and orders, Antero Midstream could be subject to substantial penalties and fines, which could have a material adverse effect on our results of operations and cash flows. The FERC has civil penalty authority under the NGA and NGPA to impose penalties for current violations of up to $1,193,970 per day for each violation and disgorgement of profits associated with any violation.

        For more information regarding federal and state regulation of Antero Midstream's operations, please read "Our Business—Regulation of Antero Midstream's Operations."

Antero Resources' ability to produce oil and gas economically and in commercial quantities is dependent on the availability of adequate supplies of water for drilling and completion operations and access to water and other waste disposal or recycling services at a reasonable cost and in accordance with applicable environmental rules. Restrictions on Antero's ability to obtain water or dispose of produced water and other waste may have an adverse effect on its financial condition, results of operations and cash flows.

        The hydraulic fracture stimulation process on which Antero Resources depends to produce commercial quantities of oil and gas requires the use and disposal of significant quantities of water. The availability of disposal alternatives to receive all of the water produced from Antero Resources' wells may affect Antero Resources' production. Antero Resources' inability to secure sufficient amounts of water, or to dispose of or recycle the water used in its operations, could adversely impact its operations. Antero Midstream owns two independent fresh water delivery systems that distribute fresh water to Antero Resources from the Ohio River and several regional water sources for well completion operations in the Marcellus and Ohio Utica Shales. Late in 2015, Antero Midstream began providing Antero Resources with wastewater services for our well completion operations, including wastewater transportation, disposal, and treatment.

        The inability to obtain water from Antero Resources' traditional sources of supply for any reason, including the loss of water rights, permit restrictions or drought, could adversely affect Antero Midstream's business and operating results. Additionally, the imposition of new environmental initiatives and regulations could include restrictions on Antero Resources' ability to obtain water or dispose of waste and adversely affect Antero Midstream's business and operating results.

Increased regulation of hydraulic fracturing could result in reductions or delays in natural gas, NGLs and oil production by Antero Midstream's customers, which could reduce the throughput volumes on its gathering and compression systems and the number of wells for which Antero Midstream provides water services, which could adversely impact its revenues.

        All of Antero Resources' natural gas, NGLs and oil production is being developed from unconventional sources, such as shale formations. These reservoirs require hydraulic fracturing completion processes to release the liquids and natural gas from the rock so it can flow through casing to the surface. Hydraulic fracturing is a well stimulation process that utilizes large volumes of water and sand (or other proppant) combined with fracturing chemical additives that are pumped at high pressure to crack open previously impenetrable rock to release hydrocarbons. Hydraulic fracturing is typically regulated by state oil and gas commissions and similar agencies. Some states, including those in which Antero Midstream operates, have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure and/or well construction requirements on hydraulic fracturing operations. In December 2016, the U.S. Environmental Protection Agency ("EPA") released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources "under some circumstances," noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. Since the report did not find a direct link between hydraulic fracturing itself and contamination of groundwater resources, this years-long study does not appear to provide any basis for further regulation of hydraulic fracturing at the federal level.

        Antero Midstream cannot predict whether any such legislation will ever be enacted and if so, what its provisions would be. If additional levels of regulation and permits were required through the adoption of new laws and regulations at the federal or state level, that could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of liquids and natural gas that move through our gathering systems or reduce the number of wells drilled and completed that require fresh water for hydraulic fracturing activities, which in turn could materially adversely affect our revenues and results of operations.

Certain U.S. federal income tax deductions currently available with respect to crude oil and natural gas exploration and development may be eliminated as a result of future legislation, which could result in reductions or delays in natural gas, NGLs and oil production by Antero Midstream's customers, which could reduce the throughput volumes on its gathering and compression systems and the number of wells for which Antero Midstream provides water services, which could adversely impact its revenues.

        Antero Resources is subject to changing and extensive tax laws, the effects of which cannot be predicted. In past years, legislation has been proposed in the Congress that, if enacted into law, would make significant changes to U.S. tax laws, including, but not limited to, the elimination of certain key U.S. federal income tax incentives currently available to crude oil and natural gas exploration and production companies. These changes have included, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities and (iv) an extension of the amortization period for certain geological and geophysical expenditures. Congress could consider, and could include, some or all of these proposals as part of tax reform legislation. Moreover, other more general features of tax reform legislation, including changes to cost recovery rules and to the deductibility of interest expense, may be developed that also would change the taxation of crude oil and natural gas exploration and production companies. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals or any similar changes in U.S. federal income tax laws could defer or eliminate certain tax deductions that are currently available to Antero Resources with respect to its crude oil and natural gas exploration and development, and any such change could materially and adversely affect its business and financial condition.

Antero Midstream or its customers may incur significant liability under, or costs and expenditures to comply with, environmental and worker health and safety regulations, which are complex and subject to frequent change.

        As an owner, lessee or operator of gathering pipelines and compressor stations, Antero Midstream is subject to various stringent federal, state, provincial and local laws and regulations relating to the discharge of materials into, and protection of, the environment. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly response actions. These laws and regulations may impose various obligations that are applicable to Antero Midstream and its customers' operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from Antero Midstream or its customers' operations, the imposition of specific standards addressing worker protection, and the imposition of substantial liabilities and remedial obligations for pollution or contamination resulting from Antero Midstream or its customers' operations. Failure to comply with these laws, regulations and permits may result in joint and several, strict liability and the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations. Private parties, including the owners of the properties through which Antero Midstream's gathering systems pass and facilities where wastes resulting from Antero Midstream's operations are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance, as well as to seek damages for non-compliance, with environmental laws and regulations or for personal injury or property damage. Antero Midstream may not be able to recover all or any of these costs from insurance. In addition, Antero Midstream may experience a delay in obtaining or be unable to obtain required permits, which may cause it to lose potential and current customers, interrupt its operations and limit growth and revenues, which in turn could affect our profitability. There is no assurance that changes in or additions to public policy regarding the protection of the environment will not have a significant impact on Antero Midstream's operations and profitability.

        Antero Midstream's operations also pose risks of environmental liability due to leakage, migration, releases or spills from Antero Midstream's operations to surface or subsurface soils, surface water or groundwater. Certain environmental laws impose strict as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons, or solid wastes have been stored or released. Antero Midstream may be required to remediate contaminated properties currently or formerly operated by Antero Midstream or facilities of third parties that received waste generated by Antero Midstream's operations regardless of whether such contamination resulted from the conduct of others or from consequences of Antero Midstream's actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Moreover, public interest in the protection of the environment has increased dramatically in recent years, and additional regulation of the oil and natural gas sector is likely. For example, in June 2016, the EPA finalized rules under the federal Clean Air Act regarding criteria for aggregating multiple sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities (such as tank batteries and compressor stations), on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting requirements, which in turn could result in operational delays or require such facilities to install costly pollution control equipment. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. Please read "Our Business—Regulation of Environmental and Occupational Safety and Health Matters" for more information.

Climate change laws and regulations restricting emissions of "greenhouse gases" ("GHG") could result in increased operating costs and reduced demand for the natural gas that Antero Midstream gathers while potential physical effects of climate change could disrupt its production and cause Antero Midstream to incur significant costs in preparing for or responding to those effects.

        The EPA has determined that emissions of GHGs present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth's atmosphere and other climatic changes. Based on these findings, EPA has adopted regulations under existing provisions of the federal Clean Air Act, that establish Prevention of Significant Deterioration, or PSD, preconstruction permits, and Title V operating permits for GHG emissions from certain large stationary sources. Under these regulations, facilities required to obtain PSD permits must meet BACT standards for their GHG emissions established by the states or, in some cases, by the EPA, on a case-by-case basis. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States, including, among others, certain onshore oil and natural gas processing and fractionating facilities. More recently, in June 2016, the EPA finalized new regulations that set emissions standards for methane and volatile organic compounds from new and modified oil and natural gas production and natural gas processing and transmission facilities as part of the Obama Administration's efforts to reduce methane emissions from the oil and natural gas sector by up to 45% from 2012 levels by 2025. The EPA has also announced (but has not yet proposed) methane emission standards for existing sources in addition to new sources. These rules (and any additional regulations) could impose new compliance costs and permitting burdens on natural gas and midstream operations. In addition, the United States (along with numerous other nations) agreed to the Paris Agreement on climate change in December 2015, which agreement entered into force in November 2016. Additionally, while Congress has from time to time considered legislation to reduce emissions of GHGs, the prospect for adoption of significant legislation at the federal level to reduce GHG emissions is perceived to be low at this time. Although it is not possible at this time to predict how any new legislation or regulations (including any such matters relating to the Paris Agreement) that may be adopted to address GHG emissions would impact Antero Midstream's business, any such future laws and regulations that limit emissions of GHGs could adversely affect demand for the oil and natural gas that exploration and production operators produce, some of whom are Antero Midstream's customers, which could thereby reduce demand for Antero Midstream's services. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events; if any such effects were to occur, it is uncertain if they would have an adverse effect on Antero Midstream's financial condition and operations.

Antero Midstream may incur significant costs and liabilities as a result of pipeline integrity management program testing and any related pipeline repair or preventative or remedial measures.

        The United States Department of Transportation, or DOT, through the Pipeline and Hazardous Materials Safety Administration, or PHMSA, has adopted regulations requiring pipeline operators to develop integrity management programs for transportation pipelines located where a leak or rupture could do the most harm, in "high consequence areas." The regulations require operators to:

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  perform ongoing assessments of pipeline integrity;

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  identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

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  improve data collection, integration and analysis;

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  repair and remediate the pipeline as necessary; and

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  implement preventive and mitigating actions.

        The Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011, or the 2011 Pipeline Safety Act, among other things, increased the maximum civil penalty for pipeline safety violations and directed the Secretary of Transportation to promulgate rules or standards relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation and testing to confirm the material strength of pipe operating above 30% of specified minimum yield strength in high consequence areas. Consistent with the 2011 Pipeline Safety Act, PHMSA finalized rules that increased the maximum administrative civil penalties for violations of the pipeline safety laws and regulations to $200,000 per violation per day, with a maximum of $2,000,000 for a related series of violations. Effective August 1, 2016, those maximum civil penalties were increased to $205,638 per violation per day, with a maximum of $2,056,380 for a series of violations, to account for inflation. Additionally, in May 2011, PHMSA published a final rule adding reporting obligations and integrity management standards to certain rural low-stress hazardous liquid pipelines that were not previously regulated in such manner. Should Antero Midstream fail to comply with DOT, PHMSA or comparable state regulations, Antero Midstream could be subject to substantial penalties and fines, which could impact our results of operations.

        On June 22, 2016, President Obama signed into law new legislation entitled Protecting our Infrastructure of Pipelines and Enhancing Safety Act of 2016, or the PIPES Act. The PIPES Act reauthorizes PHMSA through 2019, and facilitates greater pipeline safety by providing PHMSA with emergency order authority, including authority to issue prohibitions and safety measures on owners and operators of gas or hazardous liquid pipeline facilities to address imminent hazards, without prior notice or an opportunity for a hearing, as well as enhanced release reporting requirements, requiring a review of both natural gas and hazardous liquid integrity management programs, and mandating the creation of a working group to consider the development of an information-sharing system related to integrity risk analyses. The PIPES Act also requires that PHMSA publish periodic updates on the status of those mandates outstanding from the 2011 Pipeline Safety Act, of which approximately half remain to be completed. The mandates yet to be acted upon include requiring certain shut-off valves on transmission lines, mapping all high consequence areas, and shortening the deadline for accident and incident notifications.

        PHMSA regularly revises its pipeline safety regulations. For example, in March 2015, PHMSA finalized new rules applicable to gas and hazardous liquid pipelines that, among other changes, impose new post-construction inspections, welding, gas component pressure testing requirements, as well as requirements for calculating pressure reductions for immediate repairs on liquid pipelines. In addition, in May 2016, PHMSA proposed rules that would, if adopted, impose more stringent requirements for certain gas lines. Among other things, the proposed rulemaking would extend certain of PHMSA's current regulatory safety programs for gas pipelines beyond "high consequence areas" to cover gas pipelines found in newly-defined "moderate consequence areas" that contain as few as five dwellings within the potential impact area and would also require gas pipelines installed before 1970 that are currently exempted from certain pressure testing obligations to be tested to determine their maximum allowable operating pressures ("MAOP"). Other new requirements proposed by PHMSA under the rulemaking would require pipeline operators to: report to PHMSA in the event of certain MAOP exceedances; strengthen PHMSA integrity management requirements; consider seismicity in evaluating threats to a pipeline; conduct hydrostatic testing for all pipeline segments manufactured using longitudinal seam welds; and use more detailed guidance from PHMSA in the selection of assessment methods to inspect pipelines. The proposed rulemaking also seeks to impose a number of requirements on gas gathering lines. More recently, in January 2017, PHMSA finalized regulations for hazardous liquid pipelines that significantly extend and expand the reach of certain PHMSA integrity management requirements (i.e., periodic assessments, leak detection and repairs), regardless of the pipeline's proximity to a high consequence area. The final rule also imposes new reporting requirements for certain unregulated pipelines, including all hazardous liquid gathering lines. The adoption of these and other laws or regulations that apply more comprehensive or stringent safety standards could require Antero Midstream to install new or modified safety controls, pursue new capital projects, or conduct maintenance programs on an accelerated basis, all of which could require Antero Midstream to incur increased operational costs that could be significant. While we cannot predict the outcome of legislative or regulatory initiatives, such legislative and regulatory changes could have a material effect on Antero Midstream's and our cash flow. Please read "Our Business—Regulation of Antero Midstream's Operations—Pipeline Safety Regulation" for more information.

Antero Midstream's business involves many hazards and operational risks, some of which may not be fully covered by insurance. The occurrence of a significant accident or other event that is not fully insured could curtail its operations and have a material adverse effect on Antero Midstream's ability to distribute cash and, accordingly, the market price for its common units.

        Antero Midstream's operations are subject to all of the hazards inherent in the gathering and compression of natural gas, including:

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  unintended breach of impoundment and downstream flooding, release of invasive species or aquatic pathogens, hazardous spills near intake points, trucking collision, vandalism, excessive road damage or bridge collapse and unauthorized access or use of automation controls;

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  damage to pipelines, compressor stations, pump stations, impoundments, related equipment and surrounding properties caused by natural disasters, acts of terrorism and acts of third parties;

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  damage from construction, farm and utility equipment as well as other subsurface activity (for example, mine subsidence);

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  leaks of natural gas, NGLs or oil or losses of natural gas, NGLs or oil as a result of the malfunction of equipment or facilities;

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  fires, ruptures and explosions;

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  other hazards that could also result in personal injury and loss of life, pollution and suspension of operations; and

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  hazards experienced by other operators that may affect our operations by instigating increased regulations and oversight.

        Any of these risks could adversely affect Antero Midstream's ability to conduct operations or result in substantial loss to it as a result of claims for:

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  injury or loss of life;

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  damage to and destruction of property, natural resources and equipment;

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  pollution and other environmental damage;

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  regulatory investigations and penalties;

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  suspension of its operations; and

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  repair and remediation costs.

        Antero Midstream may elect not to obtain insurance for any or all of these risks if Antero Midstream believes that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable under policies we are covered under, and neither Antero Midstream nor AMP GP on its behalf have obtained pollution insurance. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on Antero Midstream's business, financial condition and results of operations.

Antero Midstream does not own all of the land on which its pipelines and facilities are located, which could result in disruptions to its operations.

        Antero Midstream does not own all of the land on which its pipelines and facilities have been constructed, and Antero Midstream is, therefore, subject to the possibility of more onerous terms or increased costs to retain necessary land use if Antero Midstream does not have valid rights-of-way or if such rights-of-way lapse or terminate. Antero Midstream obtains the rights to construct and operate its pipelines on land owned by third parties and governmental agencies for a specific period of time. Antero Midstream's loss of these rights, through its inability to renew right-of-way contracts or otherwise, could have a material adverse effect on its business, results of operations, financial condition and ability to make cash distributions to its unitholders.

Antero Midstream is subject to complex federal, state and local laws and regulations that could adversely affect the cost, manner or feasibility of conducting its operations or expose it to significant liabilities.

        Antero Midstream's operations are subject to complex and stringent federal, state and local laws and regulations. In order to conduct Antero Midstream's operations in compliance with these laws and regulations, Antero Midstream must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. Antero Midstream may incur substantial costs in order to maintain compliance with these existing laws and regulations and the permits and other approvals issued thereunder. In addition, Antero Midstream's costs of compliance may increase or operational delays may occur if existing laws and regulations are revised or reinterpreted, or if new laws and regulations apply to its operations. Failure to comply with such laws and regulations, including any evolving interpretation and enforcement by governmental authorities, could have a material adverse effect on Antero Midstream's business, financial condition and results of operations. Also, Antero Midstream might not be able to obtain or maintain all required environmental or regulatory approvals for its operations. If there is a delay in obtaining any required environmental or regulatory approvals, or if Antero Midstream fails to obtain and comply with them, the operation or construction of its facilities could be prevented or become subject to additional costs.

        In addition, new or additional regulations or permitting requirements, new interpretations of existing requirements or changes in Antero Midstream's operations could also trigger the need for Environmental Assessments or more detailed Environmental Impact Statements under the National Environmental Policy Act and analogous state laws, as well as litigation over the adequacy of those reviews, which could result in increased costs or delays of, or denial of rights to conduct, Antero Midstream's development programs. Such potential regulations or litigation could increase our operating costs, reduce Antero Midstream's liquidity, delay or halt its operations or otherwise alter the way it conducts its business, which could in turn have a material adverse effect on Antero Midstream's business, financial condition and results of operations. Further, the discharges of oil, natural gas, NGLs and other pollutants into the air, soil or water may give rise to significant liabilities on Antero Midstream's part to the government and third parties. Please read "Our Business—Regulation of Environmental and Occupational Safety and Health Matters" for a further description of laws and regulations that affect Antero Midstream.

The loss of key personnel could adversely affect Antero Midstream's ability to operate.

        Antero Midstream depends on the services of a relatively small group of its general partner's senior management and technical personnel. Antero Midstream does not maintain, nor does it plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of its general partner's senior management or technical personnel, including Paul M. Rady, Chairman and Chief Executive Officer, and Glen C. Warren, Jr., President, could have a material adverse effect on Antero Midstream's business, financial condition and results of operations.

Antero Midstream does not have any officers or employees and rely solely on officers of its general partner and employees of Antero Resources.

        Antero Midstream is managed and operated by the board of directors of AMP GP. Affiliates of Antero Resources conduct businesses and activities of their own in which Antero Midstream has no economic interest. As a result, there could be material competition for the time and effort of the officers and employees who provide services to our general partner and Antero Resources. If AMP GP and the officers and employees of Antero Resources do not devote sufficient attention to the management and operation of its business, its financial results may suffer, and Antero Midstream's ability to make distributions to its unitholders may be reduced.

Debt Antero Midstream incurs in the future may limit its flexibility to obtain financing and to pursue other business opportunities.

        Antero Midstream's future level of debt could have important consequences to it, including the following:

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  Antero Midstream's ability to obtain additional financing, if necessary, for working capital, capital expenditures (including required drilling pad connections and well connections pursuant to its gathering and compression agreements as well as acquisitions) or other purposes may be impaired or such financing may not be available on favorable terms;

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  Antero Midstream's funds available for operations, future business opportunities and distributions to its unitholders will be reduced by that portion of Antero Midstream's cash flow required to make interest payments on its debt;

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  Antero Midstream may be more vulnerable to competitive pressures or a downturn in its business or the economy generally; and

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  Antero Midstream's flexibility in responding to changing business and economic conditions may be limited.

        Antero Midstream's ability to service its debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond Antero Midstream's control. If Antero Midstream's operating results are not sufficient to service any future indebtedness, Antero Midstream will be forced to take actions such as reducing distributions, reducing or delaying Antero Midstream's business activities, investments or capital expenditures, selling assets or issuing equity. Antero Midstream may not be able to effect any of these actions on satisfactory terms or at all.

If Antero Midstream ceases to be eligible to utilize its at-the-market equity offering program, its financial flexibility and liquidity could be adversely affected.

        Antero Midstream has historically used sales of common units under its at-the-market equity offering program to partially fund capital expenditures. As of December 31, 2016, Antero Midstream had approximately $185 million of available capacity under its at-the-market equity offering program. If Antero Midstream ceases to be eligible to utilize its at-the-market equity offering program, it may be required to find alternate sources to fund capital expenditures, which could reduce its financial flexibility and adversely affect its liquidity.

Terrorist attacks or cyber-attacks could have a material adverse effect on Antero Midstream's business, financial condition or results of operations.

        Terrorist attacks or cyber-attacks may significantly affect the energy industry, including Antero Midstream's operations and those of its customers, as well as general economic conditions, consumer confidence and spending and market liquidity. Strategic targets, such as energy-related assets, may be at greater risk of future attacks than other targets in the United States. Antero Midstream's insurance may not protect it against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on its business, financial condition and results of operations.

Tax Risks

        As our only cash-generating assets at the closing of this offering will consist of our capital interest in IDR LLC and its related direct interests in Antero Midstream, our tax risks are primarily derivative of the tax risks associated with an investment in Antero Midstream.

The tax treatment of Antero Midstream depends on its status as a partnership for U.S. federal income tax purposes, as well as it not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service ("IRS") were to treat Antero Midstream as a corporation or Antero Midstream becomes subject to additional amounts of entity-level taxation for state or foreign tax purposes, it would reduce the amount of cash available for distribution to us.

        Upon the completion of this offering, we will continue to own all of the capital interests in IDR LLC, which directly owns all of the IDRs. Accordingly, the value of our investment in IDR LLC, as well as the anticipated after-tax economic benefit of an investment in our common shares, depends largely on Antero Midstream being treated as a partnership for U.S. federal income tax purposes, which requires that 90% or more of Antero Midstream's gross income for every taxable year consist of qualifying income, as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code").

        Despite the fact that Antero Midstream is a limited partnership under Delaware law and, unlike us, has not elected to be treated as a corporation for U.S. federal income tax purposes, it is possible, under certain circumstances, for Antero Midstream to be treated as a corporation for U.S. federal income tax purposes. Although we do not believe, based on its current operations, that Antero Midstream will be so treated, a change in Antero Midstream's business could cause it to be treated as a corporation for U.S.

federal income tax purposes or otherwise subject it to U.S. federal income taxation as an entity. Current law may change, causing Antero Midstream to be treated as a corporation for U.S. federal income tax purposes or otherwise subjecting Antero Midstream to entity-level taxation. In addition, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation.

        If Antero Midstream were treated as a corporation for U.S. federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income taxes at varying rates. Distributions to Antero Midstream's partners, including IDR LLC, would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to Antero Midstream's partners. Because a tax would be imposed upon Antero Midstream as a corporation, its cash available for distribution would be substantially reduced. Therefore, treatment of Antero Midstream as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to us, likely causing a substantial reduction in the value of our common shares.

        Antero Midstream's partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects Antero Midstream to taxation as a corporation or otherwise subjects Antero Midstream to entity-level taxation for U.S. federal income, state or local tax purposes, Antero Midstream's minimum quarterly distribution and target distribution amounts will be adjusted to reflect the impact of that law on Antero Midstream. If this were to happen, the amount of distributions IDR LLC receives from Antero Midstream and our resulting cash flows could be reduced substantially, which would adversely affect our ability to pay distributions.

The tax treatment of publicly traded partnerships such as Antero Midstream could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

        The present U.S. federal income tax treatment of publicly traded partnerships, including Antero Midstream, may be modified by administrative, legislative or judicial changes, or differing interpretations at any time. Any modifications to the U.S. federal income tax laws that may be applied retroactively or prospectively could make it more difficult or impossible to meet the expectation of future cash distributions or reduce the cash available for distributions to our shareholders. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships.

        In addition, the Internal Revenue Service, on May 5, 2015, issued proposed regulations concerning which activities give rise to qualifying income within the meaning of Section 7704 of the Internal Revenue Code. We do not believe the proposed regulations affect Antero Midstream's ability to qualify as a publicly traded partnership. However, finalized regulations could modify the amount of Antero Midstream's gross income that it is able to treat as qualifying income for the purposes of the qualifying income requirement.

        Antero Midstream is unable to predict whether any of these changes or other proposals will be reintroduced or ultimately will be enacted. Any such changes could negatively impact the value of our indirect investment in Antero Midstream. Any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as "may," "assume," "forecast," "position," "predict," "strategy," "expect," "intend," "plan," "estimate," "anticipate," "believe," "project," "budget," "potential," or "continue," and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

  •
  our ability to pay distributions to our common shareholders;

  •
  our expected receipt of, and the amounts of, distributions from Antero Midstream and IDR LLC in respect of the IDRs;

  •
  Antero Resources' inability to meet its drilling and development plan;

  •
  our and Antero Midstream's business strategy;

  •
  realized natural gas, NGLs and oil prices;

  •
  competition and government regulations;

  •
  actions taken by third-party producers, operators, processors and transporters;

  •
  pending legal or environmental matters;

  •
  costs of conducting our gathering and compression operations;

  •
  general economic conditions;

  •
  credit markets;

  •
  operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

  •
  uncertainty regarding our and Antero Midstream's future operating results; and

  •
  plans, objectives, expectations and intentions contained in this prospectus that are not historical.

        We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our and Antero Midstream's control, incident to the gathering and compression business. These risks include, but are not limited to, commodity price volatility, inflation, environmental risks, drilling and completion and other operating risks, regulatory changes, the uncertainty inherent in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under "Risk Factors" in this prospectus.

        Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our and Antero Midstream's actual results and plans could differ materially from those expressed in any forward-looking statements.

        All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

        Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

 ORGANIZATIONAL STRUCTURE

        The diagram below depicts our organizational structure immediately following the completion of this offering (assuming the underwriters' option to purchase additional common shares is not exercised):

(1)
Series B Units represents the right to receive up to 6% of the aggregate distributions paid by IDR LLC in excess of $7.5 million. Each Series B Holder will also have the right to redeem all or a portion of its vested Series B Units in exchange for newly-issued common shares in us with a value equal to its pro rata share of up to 6% of any increase in our equity value (calculated by reference to the 20-day volume weighted average price of our common shares preceding the date of the redemption request) in excess of $2.0 billion.

(2)
We own all of the capital interests in IDR LLC, which owns all of the IDRs in Antero Midstream. Following the completion of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on its IDRs.

Reorganization

        Effective December 31, 2016, ARMM, our Predecessor, contributed the IDRs to IDR LLC in exchange for 2,000,000 Series A Units. Following such contribution, 80,000 Series B Units were issued to the Series B Holders in December 2016 and 20,000 Series B Units were issued to the Series B Holders in January 2017. In connection with the completion of this offering, the following transactions will be effected, which will result in the revised organizational structure depicted above under "Organizational Structure":

  •
  the Sponsors will form AMGP GP, which will be admitted as the managing member of ARMM with a non-economic general partner interest in ARMM;

  •
  ARMM will convey its non-economic general partner interest in Antero Midstream to AMP GP, ARMM's wholly owned subsidiary, as a capital contribution;

  •
  (i) ARMM will be converted under Delaware law to a Delaware limited partnership, and in connection with such conversion, will change its name to Antero Midstream GP LP, (ii) AMGP GP's managing member interest in ARMM will be converted to a non-economic general partner interest in us, and (iii) the remaining membership interest in ARMM will be converted into our common shares;

  •
  The selling shareholder will sell            common shares to the public for net proceeds of approximately $            ;

  •
  Antero Investment will liquidate and distribute the cash received in the prior step, along with its remaining common shares to the ARI Members on a pro rata basis; and

  •
  The selling shareholder will sell up to            common shares to the public in connection with the exercise by the underwriters of their option to purchase additional common shares for net proceeds of approximately $            .

        We refer to the transactions described above collectively as the "Reorganization." Upon the completion of the Reorganization, our sole assets will consist of our interest in the general partner of Antero Midstream and all of the capital interests in IDR LLC. Although we will convert to a limited partnership in connection with the Reorganization, we will elect to be taxed as a corporation for U.S. federal income tax purposes.

Series B Units and Redemption Right

        IDR LLC has two classes of membership interests: (i) capital interests referred to as Series A Units and (ii) profits interests referred to as Series B Units. Following the completion of this offering, we will continue to own all of the Series A Units and the Series B Holders will continue to own all of the Series B Units.

        The Series B Holders will receive an aggregate distribution of up to 6% of all quarterly cash distributions in excess of $7.5 million distributed by Antero Midstream on the IDRs and we will receive all remaining distributions. The Series B Units are subject to restrictions on transfer and vest over three years in one-third increments upon each anniversary of the vesting commencement date. As Series B Units vest, each holder of such vested Series B Units will be entitled to receive a make-whole distribution corresponding to the aggregate amount of distributions such holder would have received on such Series B Units had they vested on the vesting commencement date. In anticipation of such make-whole distributions, each quarter we expect to retain from the cash distributions we receive on the Series A Units an amount corresponding to the aggregate amount of all make-whole distributions for such quarter.

        Each Series B Holder will also have the right to redeem all or a portion of its vested Series B Units in exchange for newly-issued common shares in us with a value equal to its pro rata share of up to 6% of any increase in our equity value (calculated by reference to the 20-day volume weighted average price of our common shares preceding the date of the redemption request) in excess of $2.0 billion. We refer to this right as the Redemption Right. In no event will the aggregate number of newly-issued common shares issued pursuant to the Redemption Right exceed 6% of the total number of our issued and outstanding common shares. Upon the exercise of the Redemption Right, the redeeming member will surrender its Series B Units to IDR LLC for cancellation. The limited liability company agreement of IDR LLC requires that we contribute a number of common shares to IDR LLC sufficient to satisfy the Redemption Right. IDR LLC will then transfer those common shares to such Series B Holder to complete the redemption. In the event a Series B Holder exercises its Redemption Right with respect to its vested Series B Units, we may, at our option, effect a direct exchange of our common shares for such vested Series B Units in lieu of a redemption of such vested Series B Units by IDR LLC. On or after December 31, 2026, we will have the right to cause each outstanding Series B Unit to be redeemed for common shares in us in accordance with the IDR LLC Agreement.

        For additional information, please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of IDR LLC."

USE OF PROCEEDS

        All of the common shares being sold in this offering are being offered by the selling shareholder, and we will not receive any of the net proceeds from the sale of common shares in this offering, including in connection with the underwriters' option to purchase additional common shares. We expect that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $             million. We will pay the expenses of the offering.

 CAPITALIZATION

        The following table sets forth the consolidated historical capitalization as of December 31, 2016:

  •
  on an actual basis for our Predecessor; and

  •
  on an as adjusted basis to give effect to the Reorganization described under "Organizational Structure" that will occur simultaneously with the closing of this offering.

        The historical financial data of our Predecessor presented in the table below is derived from and should be read in conjunction with the historical financial statements, including the accompanying notes, included elsewhere in this prospectus. There have been no material changes to the capitalization of our Predecessor since December 31, 2016.

	As of December 31, 2016
	Actual	Pro Forma
	(in thousands)
Cash	$9,609	$

Total members' equity:
Total members' equity	10,269
Common shares	—

Total capitalization	$10,269	$

 DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of common shares sold in this offering will exceed the pro forma net tangible book value per common share after the offering. On a pro forma basis as of December 31, 2016, after giving effect to the offering of common shares at an initial public offering price of $            per common share, the net tangible book value of our assets would have been $             million, or $            per common share. The net tangible book value remains unchanged when adjusted for the sale of common shares in this offering by the selling shareholder and regardless of whether the underwriters' option to purchase additional shares is exercised. Purchasers of common shares in this offering will experience substantial and immediate dilution in net tangible book value per common share for financial accounting purposes, as illustrated in the following table:

	Common Shares Acquired			Total Consideration
Average Price Per Common Share
	Number	Percent		Amount	Percent
Selling shareholder			%	$		%	$
New investors in this offering			%			%	$

Total			%	$		%

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

        You should read the following discussion of our cash distribution policy in conjunction with the more detailed information regarding the factors and assumptions upon which our cash distribution policy is based in "—Assumptions and Considerations Related to the Estimated Cash Available for Distribution Based upon Adjusted EBITDA of Antero Midstream" below. In addition, you should read "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and material risks inherent in our and Antero Midstream's business.

        For additional information regarding our historical operating results, you should refer to Antero Midstream's audited historical financial statements included elsewhere in this prospectus. In addition, please read "Cautionary Statement Regarding Forward-Looking Statements."

General

        Our Cash Distribution Policy.    The board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering pursuant to which we will distribute all of our available cash on a quarterly basis. Generally, our available cash is all cash on hand at the date of determination of available cash for the distribution in respect of such quarter, after reserves for taxes and other expenses, including payments to our general partner and its affiliates. The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement will not restrict our ability to borrow to pay distributions.

        Our cash flow is generated solely from distributions we receive from IDR LLC. IDR LLC receives all of its cash flows from distributions on the IDRs in Antero Midstream. We are therefore entirely dependent upon the ability of Antero Midstream to make cash distributions to its partners. In addition, we currently have no independent operations. Accordingly, we believe we will initially have low ongoing cash requirements. Our cash distribution policy reflects a judgment that our shareholders will be better served by our distributing rather than retaining our cash available for distribution.

        We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $            per common share.

        Restrictions and Limitations on Our Cash Distribution Policy.    There is no guarantee that our shareholders will receive quarterly distributions from us, that we will receive quarterly distributions from IDR LLC or that IDR LLC will receive quarterly distributions from Antero Midstream. Neither we nor Antero Midstream have a legal obligation to pay distributions.

        Our and Antero Midstream's cash distribution policy are subject to certain restrictions. These restrictions include the following:

  •
  The amount of cash that Antero Midstream can distribute each quarter is subject to restrictions under its revolving credit facility and the indenture governing its outstanding senior notes, which prohibits distributions on, or purchases or redemptions of, units if any default or event of default is continuing. These debt agreements contain various covenants limiting Antero Midstream's ability to, among other things, incur indebtedness if certain financial ratios are not maintained, grant liens, engage in transactions with affiliates, enter into sale-leaseback transactions, and sell substantially all of its assets or enter into a merger or consolidation. In addition, these debt agreements treat a change of control or failure to maintain a certain debt coverage ratio as an event of default. In addition, a default under Antero Midstream's revolving credit facility will be treated as a default under the indenture governing its outstanding senior notes and vice versa. These financial tests and covenants are described in this prospectus under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Antero Midstream's Liquidity and Capital Resources" and in Note 4 to Antero Midstream's Consolidated Financial Statements.

    Should Antero Midstream be unable to comply with the restrictions under its debt agreements, Antero Midstream would be prohibited from making cash distributions to IDR LLC, which in turn would prevent IDR LLC from making cash distributions to us.

  •
  Antero Midstream's general partner has authority under Antero Midstream's partnership agreement to cause Antero Midstream to retain cash that Antero Midstream could otherwise distribute by changing Antero Midstream's distribution policy as appropriate to comply with applicable law or any agreement binding on Antero Midstream as well as its subsidiaries and to provide for future cash distributions to Antero Midstream's unitholders. The retention of such cash amounts would result in a reduction in cash distributions that IDR LLC would otherwise receive from Antero Midstream, which in turn could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated cash distribution policy. Antero Midstream's general partner could change its distribution policy and such determination will be binding on Antero Midstream's unitholders as well as the holders of its general partner interest and IDRs.

  •
  Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our shareholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. While we have not historically established cash reserves, each quarter commencing with the quarter ending March 31, 2017 we expect to retain from the cash distributions we receive on the Series A Units in IDR LLC an amount corresponding to the aggregate amount of all make-whole distributions IDR LLC will be required to pay with respect to newly-vested Series B Units for such quarter. This amount will vary over time and will depend on the number of unvested Series B Units outstanding; however, we do not expect the amount of cash we retain in any quarter to exceed 6% of Antero Midstream's cash distributions on its IDRs with respect to such quarter. Because we do not pay a fixed quarterly distribution, the amount of cash we retain to pay distributions to our shareholders corresponding to the make-whole distributions IDR LLC pays to holders of newly-vested Series B Units will not result in a shortfall in our cash available for distribution. For more information on the Series B Units and the make-whole distributions, please read "—Series B Units." Other than cash retained with respect to such distributions, we currently do not anticipate any other cash reserves.

  •
  Prior to making any distribution on the common shares, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our obligations to reimburse our general partner and its affiliates are governed by our partnership agreement and the services agreement that we expect to enter into with our general partner, IDR LLC, Antero Midstream, AMP GP and Antero Resources. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay distributions to our shareholders.

  •
  Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

  •
  Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act and Section 18-607 of the Delaware Limited Liability Company Act, as applicable, an entity may make a distribution if such distribution would cause that entity's liabilities to exceed the fair value of its assets.

  •
  We may lack sufficient cash to pay distributions to our shareholders due to increases in our, IDR LLC's or Antero Midstream's operating or general and administrative expenses, principal and interest payments on debt, working capital requirements, taxes and other anticipated cash needs.

        Our Cash Distribution Policy Limits Our Ability to Grow.    We expect to adopt a distribution policy pursuant to which we will generally distribute a significant percentage of our cash from operations to our shareholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. In fact, because currently our cash-generating assets consist solely of our interest in Antero Midstream's IDRs, our growth will be completely dependent upon Antero Midstream. The amount of cash distributions received on the IDRs is based on the per unit distribution Antero Midstream paid on each Antero Midstream common unit. Accordingly, the cash distribution on the IDRs is subject to two primary factors: (i) Antero Midstream's per unit distribution level and (ii) the number of Antero Midstream common units outstanding. An increase in either factor (assuming the other factor remains constant or increases) will generally result in an increase in the amount of cash distributions paid by Antero Midstream on the IDRs. Please read "Antero Midstream Partners LP's Cash Distribution Policy." If we issue additional common shares or we were to incur debt, the payment of distributions on those additional common shares or interest on that debt could increase the risk that we will be unable to maintain or increase our cash distribution levels. There are no limitations in our partnership agreement on our ability to incur indebtedness or to issue additional equity interests, including equity interests ranking senior to our common shares.

        Antero Midstream's Ability to Grow is Dependent on its Ability to Access External Growth Capital.    We expect to establish a distribution policy under which we expect to distribute a significant percentage of the cash we receive from Antero Midstream's distributions on the IDRs to our shareholders on a quarterly basis. In determining the amount of cash available for distribution, Antero Midstream sets aside cash reserves, which it uses, among other things, to fund a portion of its acquisitions and growth capital expenditures. Additionally, Antero Midstream has relied upon cash flow from operations, as well as external financing sources, including commercial borrowings and other debt and equity issuances, to expand its asset base to service Antero Resources' production growth and to fund its acquisition and growth capital expenditures. Accordingly, to the extent Antero Midstream does not have sufficient cash reserves or is unable to finance growth externally, its ability to grow will likely be impaired. If Antero Midstream issues additional units, the payment of distributions on those additional units may increase the risk that Antero Midstream will be unable to maintain or increase its per unit distribution level, which in turn may impact the cash we have available to distribute to our shareholders. There are no current limitations in Antero Midstream's partnership agreement on its ability to incur indebtedness or to issue additional units, including units ranking senior to its common units. The incurrence of additional debt by Antero Midstream to finance its growth strategy would result in increased interest expense to Antero Midstream, which in turn may impact the cash we have available to distribute to our shareholders.

        The IDRs May Be Limited or Modified Without Your Consent.    We own all of the capital interests in IDR LLC, which owns all of the IDRs. The IDRs entitle IDR LLC to receive increasing percentages (up to a maximum of 50%, to the extent not modified) of any cash distributed by Antero Midstream in excess of $0.1955 per Antero Midstream unit in any quarter. All of the cash flow IDR LLC receives from Antero Midstream is provided by these IDRs. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on the IDRs.

        Antero Midstream, like other publicly traded partnerships, will generally only undertake an acquisition or expansion capital project if, after giving effect to related costs and expenses, the transaction would be expected to be accretive, meaning it would increase cash distributions per unit in future periods. Because IDR LLC currently participates in the IDRs at all levels, including the highest sharing level of 50%, an acquisition or capital project generally is less likely to be accretive to the unitholders of Antero

Midstream than if the IDRs were entitled to a lower incremental cash flow. Through its interest in AMP GP, our general partner may determine, on behalf of Antero Midstream, to propose a reduction in the amount of cash distributed on the IDRs to facilitate a particular acquisition or expansion capital project. Such a reduction may relate to all of the cash flow on the IDRs or only to the expected cash flow from the transaction and may be either temporary or permanent in nature. Any such reduction in the amount of cash distributed on the IDRs will reduce the amount of cash distributions we would otherwise be able to pay to you.

        Through its interest in AMP GP, our general partner has the right to approve on behalf of Antero Midstream any waiver, reduction, limitation or modification to Antero Midstream's IDRs without the consent of our shareholders. In determining whether or not to approve any such modification, our general partner's board of directors may consider whatever information it subjectively believes is adequate in making such determination and must make such determination in "good faith" as such term is defined under applicable Delaware law and in our partnership agreement. Any determination with respect to such modification could include consideration of one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. The assumptions will generally involve current estimates of future conditions, which are difficult to predict and realization of many of the assumptions will be beyond our general partner's control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period. To the extent such assumptions are not realized, the expected benefits from increases in distributions from Antero Midstream to IDR LLC may not materialize, and our distributions to our shareholders may be reduced.

Series B Units

        The amount of cash available for distribution from IDR LLC will be reduced by amounts to which the Series B Units, each representing a profits interest in IDR LLC, are entitled. IDR LLC issued 80,000 Series B Units to certain senior members of Antero Midstream's management in December 2016 and an additional 20,000 Series B Units in January 2017. The Series B Units are subject to restrictions on transfer and vest in one-third increments upon each anniversary of the vesting commencement date.

        When vested, the Series B Units are limited to proportionate participation in cash distributions paid by IDR LLC above $7.5 million per quarter until the holders of vested Series B Units receive aggregate distributions equal to up to 6% of the amount distributed in excess of $7.5 million per quarter. As of the date hereof, all 100,000 Series B Units authorized for issuance have been issued. Assuming all authorized Series B Units vest, the maximum participation would be 6% of the amount of distributed cash flow in excess of $7.5 million per quarter. The Series B Units will not be entitled to receive cash distributions until vested. However, when vesting occurs the Series B Units will receive a make-whole payment of amounts to which they would have been entitled prior to vesting. In anticipation of such make-whole distributions, each quarter we expect to retain from the cash distributions we receive on the Series A Units an amount corresponding to the aggregate amount of all make-whole distributions for such quarter.

        Additionally, the Series B Holders will have the ability to redeem vested Series B Units for our common shares pursuant to the Redemption Right. For more detail about the Series B Units, including the mandatory redemption of Series B Units under certain circumstances, please read "Organizational Structure—Reorganization—Series B Units and Redemption Right" and "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of IDR LLC."

Our Initial Cash Distribution

        Our Cash Distribution Policy.    We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $            per common share. We will pay you a prorated cash distribution for the first quarter that we are publicly traded. This prorated cash distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Any distributions received by IDR LLC from Antero Midstream related to periods prior to the closing of this offering will be distributed to the ARI Members. We expect to pay this prorated cash distribution in                                    2017.

        Our ability to make cash distributions at this rate will be subject to the factors described above under the heading "—General—Restrictions and Limitations on Our Cash Distribution Policy." We cannot assure you that any distributions will be declared or paid by us. Please read "Risk Factors—Risks Inherent in an Investment in Us—Our cash flow will be entirely dependent upon the ability of Antero Midstream to make cash distributions on the IDRs."

        We will pay our cash distributions within        days of receiving IDR LLC's cash distribution in respect of the IDRs. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately following the indicated distribution date.

        Our cash distributions will not be cumulative. Consequently, if we do not pay distributions on our common shares with respect to any fiscal quarter at the anticipated initial quarterly distribution, our shareholders will not be entitled to receive that fiscal quarter's payment in the future.

        Antero Midstream's Cash Distribution Policy.    The board of directors of the general partner of Antero Midstream has adopted a cash distribution policy for Antero Midstream. Antero Midstream's general partner's determination of available cash for distributions takes into account the possibility of establishing cash reserves in some quarterly periods that it may use to pay cash distributions in other quarterly periods, thereby enabling it to maintain relatively consistent cash distribution levels even if Antero Midstream's business experiences fluctuations in its cash from operations due to seasonal and cyclical factors. Its general partner's determination of available cash also allows Antero Midstream to maintain reserves to provide funding for its growth opportunities, and it has been the historical practice of Antero Midstream to reserve some of its available cash to fund growth projects. Antero Midstream makes its quarterly distributions from cash generated from its operations, and those distributions have grown over time as its business has grown, primarily as a result of numerous acquisitions and organic expansion projects that have been funded through external financing sources and cash from operations. For additional information about Antero Midstream's cash distribution policy, please read "Antero Midstream Partners LP's Cash Distribution Policy."

        The actual cash distributions paid by Antero Midstream to its partners occur within 60 days after the end of each quarter. Since November 2014 Antero Midstream has increased its quarterly cash distribution by approximately 65% from $0.17 per common unit, or $0.68 on an annualized basis, to $0.28 per common unit, or $1.12 on an annualized basis, for the quarter ended December 31, 2016. Such increase equates to a compound annual growth rate in Antero Midstream distributions of 39%. The following table sets forth, for the periods indicated, the amount of quarterly cash distributions Antero Midstream paid for each of its partnership interests, including the IDRs, with respect to the quarter indicated.

			Distributions
			Limited Partners
Quarter and Year	Record Date	Distribution Date	Common unitholders	Subordinated unitholders(1)	General partner (IDRs)	Total	Distributions per limited partner unit
			(in thousands, except per share amounts)
Q4 2014	February 13, 2015	February 27, 2015	$7,161	$7,161	$—	$14,322		$0.0943
Q1 2015	May 13, 2015	May 27, 2015	$13,669	$13,669	$—	$27,338		$0.1800
Q2 2015	August 13, 2015	August 27, 2015	$14,429	$14,429	$—	$28,858		$0.1900
Q3 2015	November 11, 2015	November 30, 2015	$20,470	$15,568	$295	$36,333		$0.2050
*	November 12, 2015	November 20, 2015	$397	$—	$—	$397	$	*

	Total 2015		$56,126	$50,827	$295	$107,248
Q4 2015	February 15, 2016	February 29, 2016	$22,048	$16,708	$969	$39,725		$0.2200
Q1 2016	May 11, 2016	May 25, 2016	$23,556	$17,846	$1,850	$43,252		$0.2350
Q2 2016	August 10, 2016	August 24, 2016	$25,059	$18,985	$2,731	$46,775		$0.2500
Q3 2016	November 10, 2016	November 24, 2016	$26,901	$20,124	$4,820	$51,845		$0.2650
*	November 12, 2016	November 18, 2016	$849	$—	$—	$849	$	*

	Total 2016		$98,413	$73,663	$10,370	$182,446
Q4 2016	February 1, 2017	February 8, 2017	$28,827	$21,264	$7,543	$57,634		$0.2800

	Total 2017		$28,827	$21,264	$7,543	$57,634

*
Distribution equivalent rights on units that vested under the Antero Midstream LTIP.

(1)
On February 9, 2017, in connection with the payment of the fourth quarter 2016 quarterly distribution, all of the subordinated units in Antero Midstream converted into common units on a one-for-one basis.

Overview of Presentation

        In the sections that follow, we present the basis for our belief that we will be able to pay our initial quarterly distribution of $            per common share for each quarter during the twelve-month period ending June 30, 2018. In those sections, we present:

  •
  our "Unaudited Pro Forma Cash Available for Distribution for the Years Ended December 31, 2015 and 2016," in which we present the amount of available cash we would have had available for distribution to our shareholders on a pro forma basis for the years ended December 31, 2015 and 2016; and

  •
  our "Estimated Cash Available for Distribution Based upon Adjusted EBITDA of Antero Midstream Partners LP" in which we present our estimate of the minimum amount of Antero Midstream Adjusted EBITDA necessary for Antero Midstream to pay distributions to its partners, including IDR LLC, which would enable us to have sufficient available cash to pay our aggregate annualized quarterly distribution during the twelve-month period ending June 30, 2018 on all of the common shares expected to be outstanding upon completion of this offering.

Unaudited Pro Forma Cash Available for Distribution for the Years Ended December 31, 2015 and 2016

        We would not have had a cash distribution for the year ended December 31, 2015 and our pro forma cash available for distribution for the year ended December 31, 2016 would have been approximately $9 million.

        Pro forma cash available for distribution includes the annual fee we will pay Antero Resources for general and administrative services, which we expect will initially be $           million per year and will be subject to annual adjustment, and estimated direct annual expenses of approximately $           million per year for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal services, (vi) tax services and (vii) accounting services. We will be responsible for all of these direct expenses, including income taxes payable by us. Please read "Certain Relationships and Related Party Transactions—Services Agreement."

        Our Predecessor's financial statements are based on the equity method of accounting. However, our ability to make distributions to our common shareholders is ultimately dependent on the financial and operating results of Antero Midstream. As such, the pro forma estimated amounts, upon which pro forma cash available for distribution is based, were derived from the audited and unaudited financial statements of Antero Midstream included elsewhere in this prospectus rather than those of our Predecessor. However, cash available for distribution is generally a cash accounting concept, while our financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below.

        The following table illustrates, on a pro forma basis, for the years ended December 31, 2015 and 2016, the amount of cash that would have been available for distributions to our shareholders. Certain of the pro forma adjustments presented below are explained in the accompanying footnotes.

	Year Ended December 31, 2015	Year Ended December 31, 2016
	($ in millions, except amounts per common share)
Antero Midstream Partners LP
Operating revenue:	$387	$590
Operating expenses:
Direct operating	79	162
General and administrative (including $23 and $26 of equity-based compensation for the years ended December 31, 2015 and 2016, respectively)	51	54
Depreciation	87	100
Accretion of contingent acquisition consideration	3	16

Total operating expenses	220	332
Operating income:	167	258
Interest expense, net	(8)	(22)
Equity in earnings of unconsolidated affiliates	—	1

Net income and comprehensive income	159	237

Pre-Water Acquisition net income attributed to parent	(40)	—
General partner interest in net income attributable to incentive distribution rights	(1)	(17)

Limited partners' interest in net income	118	220

Net income	$159	$237
Interest expense	8	22
Depreciation expense	87	100
Accretion of contingent acquisition consideration	3	16
Equity-based compensation	23	26
Equity in earnings of unconsolidated affiliates	—	(1)
Distributions from unconsolidated affiliates	—	8
Gain on sale of assets	—	(4)

Adjusted EBITDA	280	404
Pre-Water Acquisition net income attributed to parent	(40)	—
Pre-Water Acquisition depreciation expense attributed to parent	(19)	—
Pre-Water Acquisition equity-based compensation expense attributed to parent	(4)	—
Pre-Water Acquisition interest expense attributed to parent	(2)	—

Adjusted EBITDA attributable to Antero Midstream	215	404
Cash interest paid, net-attributable to Antero Midstream	(5)	(14)

	Year Ended December 31, 2015			Year Ended December 31, 2016
	($ in millions, except amounts per common share)
Income tax withholding upon vesting of Antero Midstream equity-based compensation awards		(5)			(5)
Cash reserved for bond interest payments(1)		—			(10)
Maintenance capital expenditures(2)		(13)			(22)

Antero Midstream distributable cash flow		$192			$353

Antero Midstream distributable cash flow coverage ratio		1.45	x		1.76	x
Distributions to Antero Midstream unitholders
Distributions to common and subordinated unitholders		$131			$183
Distributions on IDRs		1			17

Total aggregate distributions		$132			$200

Antero Midstream GP LP
Cash distributions from Antero Midstream Partners LP		$1			$17
Less:
General and administrative(3)		2			3
Income taxes(4)		(1)			5

Estimated cash available for distribution		$—			$9

Aggregate estimated cash distribution per common share ( common shares)	$			$

(1)
Cash reserved for bond interest payments represents accrued interest expense on Antero Midstream's 5.375% senior notes due 2024 outstanding during the period that is paid on a semi-annual basis on March 15th and September 15th of each year.

(2)
Maintenance capital expenditures represent that portion of Antero Midstream's estimated capital expenditures associated with (i) the connection of new wells to Antero Midstream's gathering and compression systems that Antero Midstream believes will be necessary to offset the natural production declines Antero Resources will experience on its wells over time and (ii) water delivery to new wells necessary to maintain the average throughput volume on Antero Midstream's systems.

(3)
Estimated incremental general and administrative costs associated with being a publicly traded entity.

(4)
Assumes 38% effective income tax rate.

Estimated Cash Available for Distribution Based upon Adjusted EBITDA of Antero Midstream Partners LP

        We forecast that our estimated cash available for distribution during the twelve-month period ending June 30, 2018 will be approximately $60 million. This amount represents an increase of $51 million and $60 million as compared to $9 million pro forma cash available for distribution for the year ended December 31, 2016, and no pro forma cash available for distribution for the year end December 31, 2015. As detailed below, this substantial increase in cash available for distribution is driven by the substantial increase in demand for Antero Midstream's gathering, compression, processing, fractionation and water services, resulting in increases in Antero Midstream's distributions. The IDRs represent the right to receive increasing percentages (up to a maximum of 50%) of any cash distributed by Antero Midstream in excess of $0.1955 per Antero Midstream common unit per quarter, including 50% of all incremental cash distributed by Antero Midstream per quarter after Antero Midstream has distributed $0.2550 per unit in respect of its common units for that quarter. As Antero Midstream grows its distributions, we will be entitled to a disproportionate share of that growth, which we believe we provide us with significantly more cash available for distribution to our shareholders during the twelve-month period ending June 30, 2018 than would have been available for the year ended December 31, 2015 or the year ended December 31, 2016. For example, the IDRs received a distribution of $2.7 million for the second quarter of 2016, $4.8 million for the third quarter of 2016 and $7.5 million for the fourth quarter of 2016 and will continue to receive increasing distributions as Antero Midstream's total cash available for distribution increases.

        Please read "—Assumptions and Considerations Related to the Estimated Cash Available for Distribution Based upon Adjusted EBITDA of Antero Midstream Partners LP" for a discussion of the material assumptions underlying our belief that Antero Midstream will be able to generate sufficient

Adjusted EBITDA to provide us with the forecasted increases in cash distributions. Although we believe that these assumptions are reasonable in light of our current expectations regarding future events, the assumptions underlying the distributions to be received from Antero Midstream are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If the estimated Adjusted EBITDA of Antero Midstream is not achieved, we may not be able to pay the annual distribution on all of our common shares. However, we estimate that cash available for distribution could be approximately 75% of the forecast presented below and still permit Antero Midstream to declare its forecasted annual cash distribution of $1.510 per unit given the anticipated $129 million of excess cash available for distribution reflected in the forecast period. The statement that we believe that cash distributions from Antero Midstream will be sufficient to allow us to pay the annual distribution on all of our common shares for the twelve-month period ending June 30, 2018 should not be regarded as a representation by us or the underwriters or any other person that we will declare and make such distributions.

        The accompanying prospective financial information was prepared in accordance with Antero Midstream's and our accounting policies; however, it was not prepared with a view toward compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In the view of our management, the prospective financial information has been prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that Antero Midstream can generate the estimated Adjusted EBITDA necessary for us to have sufficient cash available for distributions to pay the initial quarterly distribution to all of our shareholders. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

        The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. KPMG LLP has neither examined nor compiled the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in this prospectus relates only to our Predecessor's historical financial information. Such report does not extend to the prospective financial information and should not be read to do so.

        When reading these sections, you should keep in mind the risk factors and other cautionary statements under "Risk Factors" in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and consolidated results of operations to vary significantly from those set forth below.

        We do not undertake any obligation to release publicly the results of any future revisions we may make to the estimated cash available for distribution or to update our estimate to reflect events or circumstances after the date of this prospectus.

Twelve-Month Period Ending June 30, 2018
(In millions except per share data)
Antero Midstream Partners LP
Operating revenues:	$822
Operating expenses:
Direct operating	186
General and administrative (including $28 of equity-based compensation)	56
Depreciation	123
Accretion of contingent acquisition consideration	16

Total operating expenses	381

Operating income	442

Interest expense, net	57
Equity in earnings of unconsolidated affiliates	(29)

Net income and comprehensive income	$414

Interest expense, net(a)	57
Depreciation expense	123
Accretion of contingent acquisition consideration	16
Equity-based compensation	28
Cash distributions received from unconsolidated affiliates	36
Equity in earnings of unconsolidated affiliates	(29)

Adjusted EBITDA(b)	$646

Cash interest paid, net	(57)
Cash reserved for payment of income tax withholding upon vesting of Antero Midstream equity-based compensation awards	(5)
Expansion capital expenditures	(580)
Maintenance capital expenditures(c)	(70)
Borrowing to fund expansion capital expenditures	580

Estimated cash available for distribution	$513

Excess cash available for distribution	129

Antero Midstream distributable cash flow coverage ratio(d)	1.34x
Distributions to Antero Midstream Partners LP unitholders
Assumed average annual Antero Midstream distribution per unit	$1.51
Distributions to common and subordinated unitholders	281
Distributions to IDR LLC	104

Total distributions to Antero Midstream Partners LP unitholders(e)	$385

Antero IDR Holdings LLC
Cash distributions from Antero Midstream Partners LP	$104
Cash distributions to AMGP	100
Cash distributions on Series B Units of IDR LLC	4
Antero Midstream GP LP
Cash distributions from Antero IDR Holdings LLC	$100
Less:
General and administrative	2
Income taxes(f)	37
Cash reserves(g)	—

Estimated cash available for distribution	$60

Aggregate estimated cash distribution per common share ( common shares)	$

(a)
Interest expense and cash interest cost assumes additional borrowings on Antero Midstream's revolving credit facility to fund approximately $450 million of expansion capital expenditures during the forecast period.

(b)
Antero Midstream defines Adjusted EBITDA as net income before equity-based compensation expense, interest expense, depreciation expense, accretion of contingent acquisition consideration, excluding pre-acquisition income and expenses attributable to the parent and equity in earnings of unconsolidated affiliates, and including cash distributions from unconsolidated affiliates.

(c)
Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, Antero Midstream operating capacity or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to connect new wells to maintain gathering and compression and fresh water delivery throughput, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

(d)
Antero Midstream defines distributable cash flow as Adjusted EBITDA less cash interest paid, income tax withholding payments and cash reserved for payments upon vesting of equity-based compensation awards, cash reserved for bond interest payments and ongoing maintenance capital expenditures paid, excluding pre-acquisition amounts attributable to the parent, plus cash to be received from unconsolidated affiliates.

(e)
Assumes 185,793,884 Antero Midstream common units outstanding throughout the forecast period.

(f)
Assumes 38% effective income tax rate.

(g)
Assumes no reserves are established by our general partner. Please read "Assumptions and Considerations—Distributions from Antero Midstream Partners LP to Antero IDR Holdings LLC and Antero Midstream GP LP—Distributions on Series B Units."

Assumptions and Considerations

        Our belief that Antero Midstream will generate Adjusted EBITDA of $646 million for the twelve-month period ending June 30, 2018 and that we will have $60 million of available cash to pay our forecasted quarterly distributions on all of our common shares for the twelve-month period ending June 30, 2018 is based on the following assumptions about Antero Midstream's operating performance. Such beliefs are also supported by Antero Resources' projected net daily production of 2.16 Bcfe/d to 2.25 Bcfe/d, a 20% to 25% increase over its 2016 guidance of 1.8 Bcfe/d, and Antero Midstream's recent announcement that it expects (i) 2017 distribution growth to be 28% to 30% as compared to the prior year and (ii) distributable cash flow coverage of 1.30x to 1.45x.

        Antero Midstream has two operating segments: (i) gathering and processing and (ii) water handling and treatment. The following table compares the historical segment Adjusted EBITDA for the twelve months ended December 31, 2016 to the forecasted segment Adjusted EBITDA for the twelve-month period ending June 30, 2018.

	Year Ended December 31, 2016	Twelve-Month Period Ending June 30, 2018	Increase
	($ in millions)
Antero Midstream Partners LP
Segment Adjusted EBITDA
Gathering and Processing	$264	$418	58%
Water Handling and Treatment	140	228	63%

Total Adjusted EBITDA	$404	$646	60%

Gathering and Processing Segment

        Antero Midstream's gathering and processing segment operations consist of long-term, fee-based activities including low-pressure gathering, compression, high-pressure gathering, processing, fractionation and condensate gathering, limiting its direct exposure to commodity price risk. Antero Midstream's gathering and processing segment also includes distributions received from unconsolidated affiliates from its 50% equity interest in the Joint Venture and its 15% non-controlling equity interest in Stonewall Gas Gathering LLC, for which Antero Resources is an anchor shipper. Substantially all of Antero Midstream's Adjusted EBITDA in its gathering and processing segment for both the year ended December 31, 2016 and twelve-month period ending June 30, 2018 is derived from Antero Resources.

        The increase in forecasted gathering and processing segment Adjusted EBITDA is driven by an increase in forecasted low-pressure gathering, compression and high-pressure gathering volumes from completions corresponding to Antero Resources' development plan, as well as production from existing wells on Antero Midstream's system. Additionally, the increase in forecasted gathering and processing segment Adjusted EBITDA is driven by the contribution from existing processing and fractionation attributable to the Joint Venture as well as additional processing and fractionation capacity expected to be placed in service during the forecast period. Antero Resources expects to operate an average of four rigs in the Marcellus Shale and three rigs in the Utica Shale during 2017, which is expected to result in net production growth at Antero Resources of 20% to 25% from 2016 production guidance of 1.8 Bcfe/d. Additionally, since Antero Resources' completion activity is primarily focused on acreage dedicated to Antero Midstream for gathering and compression services, Antero Midstream expects growth in throughput volumes on a percentage basis in excess of Antero Resources' net production growth forecast of 20% to 25%. Antero Midstream's forecasted gathering and compression Adjusted EBITDA for the twelve-month period ending June 30, 2018 excludes the potential impact from third-party low-pressure gathering, compression and high-pressure gathering volumes. Antero Midstream has not assumed any impact from minimum volume commitments in the gathering and processing segment for the twelve-month period ending June 30, 2018 because it expects Antero Resources' aggregate volumes during the period to be in excess of any such minimum volume commitments.

        Antero Midstream expects to have 214 miles of low-pressure and 153 miles of high-pressure pipelines in service as of June 30, 2018, respectively, in the Marcellus and Utica Shales, compared to 180 miles of low-pressure pipelines and 140 miles of high-pressure pipelines expected to be in service as of June 30, 2017. Additionally, Antero Midstream expects to have 2.2 Bcf/d of compression capacity in service in the Marcellus and Utica Shales as of June 30, 2018, compared to 1.4 Bcf/d of capacity in service as of June 30, 2017.

Water Handling and Treatment Segment

        Antero Midstream's water handling and treatment segment consists of long-term fee based activities including fresh water delivery used in completion activity and water handling services for the disposal and treatment of produced and flowback wastewater, including the Antero Clearwater Facility currently under construction. All of Antero Midstream's Adjusted EBITDA in its water handling and treatment segment for both the year ended December 31, 2016 and twelve-month period ending June 30, 2018 is derived from Antero Resources.

        The increase in forecasted water handling and treatment segment Adjusted EBITDA is driven by an increase in revenues from increased fresh water delivery and produced and flowback wastewater volumes from Antero Resources' planned completions over the forecast period. Antero Resources expects to complete 135 wells in the Marcellus Shale and 35 wells in the Utica Shale in 2017 using enhanced completions utilizing more proppant and water, driving increased demand for Antero Midstream's water services. Additionally, the increase in forecasted water handling and treatment segment EBITDA is driven by the expected commencement of operations of the Antero Clearwater Facility during the fourth quarter of 2017. Antero Midstream's forecasted water handling and treatment segment Adjusted EBITDA for the twelve-month period ending June 30, 2018 excludes the impact from potential third-party fresh water or wastewater volumes. Antero Midstream has not assumed any impact from minimum volume commitments in the water handling and treatment segment for the twelve-month period ending June 30, 2018 because it expects Antero Resources' aggregate volumes during the period to be in excess of any such minimum volume commitments.

        Antero Midstream expects to have 349 miles of surface and permanent buried pipelines in the Marcellus and Utica Shales in service as of June 30, 2018, compared to 299 miles of surface and permanent buried pipelines in service as of June 30, 2017. Additionally, Antero Midstream expects to have 41 fresh water storage impoundments in service in the Marcellus and Utica Shales in service as of June 30, 2018, compared to 36 fresh water storage impoundments in service as of June 30, 2017. Additionally, Antero Midstream expects the 60,000 Bbl/d Antero Clearwater Facility to be placed in service in the fourth quarter of 2017.

Operating Revenues

        Antero Midstream generates 100% of its revenue through long-term, fixed-fee contracts. We forecast Antero Midstream will have operating revenues for the twelve-month period ending June 30, 2018 of approximately $822 million compared to $590 million for the year ended December 31, 2016. Operating revenues are forecast to increase for the twelve-month period ending June 30, 2018 due to increased throughput volumes in the gathering and processing and water handling and treatment segments.

        The following table compares Antero Midstream's historical fees for the year ended December 31, 2016 to the forecasted fees for the twelve-months ending June 30, 2018.

	Year Ended December 31, 2016	Twelve-Month Period Ending June 30, 2018(1)
Low-pressure gathering fees ($/Mcf)	$0.31	$0.32
Compression fees ($/Mcf)	$0.19	$0.19
High-pressure gathering fees ($/Mcf)	$0.19	$0.19
Condensate gathering fees ($/Bbl)	$4.17	$4.28
Fresh water delivery fee ($/Bbl)	$3.68	$3.76
Advanced Wastewater Treatment Fee (S/Bbl)	—	$4.09

(1)
Assumes a 2.0% CPI-based adjustment pursuant to the terms of the applicable contracts with Antero Resources.

Direct Operating Expenses

        We assume Antero Midstream will have direct operating expenses for the twelve-month period ending June 30, 2018 of approximately $186 million compared to $162 million for the year ended December 31, 2016. Direct operating expenses are forecast to increase for the twelve-month period ending June 30, 2018 due to significantly higher activity levels and increased operating costs associated with Antero Midstream's growth projects including increased pipeline mileage, additional compressor stations, increased fresh water infrastructure and the commencement of operations at the Antero Clearwater Facility. Additionally, we expect direct operating expenses to increase at a slower rate than operating revenues due to the fixed cost nature of a majority of our direct operating expenses, as well as the elimination of a significant portion of other fluid handling services operating expenses once the Antero Clearwater Facility is placed into service and associated treatment fees are recognized as revenue.

General and Administrative Expenses

        Antero Midstream's general and administrative expense will primarily consist of direct general and administrative expenses incurred by Antero Midstream and payments it makes to Antero in exchange for the provision of general and administrative services. Antero Midstream estimates that general and administrative expenses for the twelve-month period ending June 30, 2018 will be $56 million (including $28 million of non-cash stock compensation expense) as compared to $54 million (including $26 million of non-cash stock compensation expense) for the year ended December 31, 2016. General and administrative expenses are forecast to increase primarily a result of increased staffing levels and related salary and benefits expenses and increased legal and other general corporate expenses to support Antero Midstream's growth.

Depreciation Expenses

        We estimate that Antero Midstream's depreciation expenses for the twelve-month period ending June 30, 2018 will be $123 million as compared to $100 million for the year ended December 31, 2016. Depreciation expenses are forecast to increase due to the additional gathering, compression and water services assets placed in service during the forecast period.

Accretion of Contingent Acquisition Consideration

        In connection with the Water Acquisition, Antero Midstream agreed to pay Antero Resources (i) $125 million in cash if it delivers an average of 161,000 barrels per day or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (ii) an additional $125 million in cash if it delivers an average of 200,000 barrels per day or more of fresh water during the period between January 1, 2018 and December 31, 2020. At the time of the Water Acquisition, Antero Midstream recorded a liability for the discounted net present value of the contingent acquisition consideration, and as time passes, recognizes accretion expense. This liability is revalued each reporting period for any changes in assumptions. Accretion of contingent acquisition consideration is forecasted to increase due to twelve months of contingent acquisition consideration accretion incurred during the forecast period. We estimate that Antero Midstream's accretion of contingent acquisition consideration expense for the twelve-month period ending June 30, 2018 will be $15 million as compared to $16 million for the year ended December 31, 2016.

Interest Expense

        We estimate that Antero Midstream's interest expense will be approximately $57 million for the twelve-month period ending June 30, 2018 as compared to $22 million for the year ended December 31, 2016. This interest expense for the twelve-month period ending June 30, 2018 is based on the following assumptions:

  •
  the actual interest charged on $650 million aggregate principal amount of Antero Midstream's 5.375% senior notes due 2024 issued in September 2016; and

  •
  An average revolving credit facility balance of approximately $676 million during the period at an average interest rate of approximately 3%. The average interest rate is a weighted average interest rate calculated by reference to the greater of the applicable base rate or Eurodollar rate, plus any applicable spread thereto, determined in accordance with Antero Midstream's revolving credit facility.

Equity in Earnings of Unconsolidated Affiliates

        We estimate that Antero Midstream's equity in earnings of unconsolidated affiliates for the twelve-month period ending June 30, 2018 will be $29 million as compared to $1 million for the year ended December 31, 2016. Equity in earnings of unconsolidated affiliates is forecast to increase due to a full year contribution of the equity earning in Stonewall Gas Gathering LLC and the entry into the Joint Venture.

Capital Expenditures

        We estimate that Antero Midstream's capital expenditures will be $650 million for the twelve-month period ending June 30, 2018, $535 million of which will be invested in gathering and processing and $115 will be invested in water handling and treatment, including the completion of the Antero Clearwater Facility. Of the total $650 million in capital expenditures, $580 million will be expansion capital expenditures and the remaining $70 million will be maintenance capital expenditures, as compared to $416 million for the year ended December 31, 2016, of which $394 million represented expansion capital expenditures and $22 million represented maintenance capital expenditures. Capital expenditures are forecast to increase due to Antero Midstream's forecasted investment in gathering, compression, processing, fractionation and water infrastructure to support the production growth of Antero Resources.

Financing

        Antero Midstream expects to fund all of its capital expenditures during the forecast period with a combination of cash flow from operations and borrowings under its existing $1.5 billion revolving credit facility. Antero Midstream's estimated interest expense and average borrowings during the forecast period reflect funding approximately $450 million of its capital expenditures during the forecast period with available borrowing capacity under its revolving credit facility and the remaining $200 million with cash flow from operations. As of December 31, 2016, Antero Midstream had $1.2 billion of available borrowing capacity under its revolving credit facility. As of June 30, 2018, Antero Midstream expects to have approximately $650 million of available borrowing capacity.

        In addition, as of December 31, 2016, Antero Midstream had approximately $185 million of available capacity under its at-the-market equity offering program; however, for purpose of this forecast, Antero Midstream has assumed no additional proceeds from equity issuances under its at-the-market equity offering program during the forecast period.

        As a result, Antero Midstream expects to have approximately $185 million of available capacity under its at-the-market equity offering program as of June 30, 2018.

Cash distributions received from unconsolidated affiliates

        We estimate that Antero Midstream's cash distributions received from unconsolidated affiliates for the twelve-month period ending June 30, 2018 will be $36 million as compared to $8 million for the year ended December 31, 2016. Cash distributions received from unconsolidated affiliates are forecast to increase due to a full year contribution of the earnings in the Joint Venture and Stonewall Gas Gathering LLC. Additionally, Antero Midstream's $30 million capital contribution to Stonewall Gas Gathering LLC used to repay existing borrowings during the fourth quarter of 2016 permitted future distributions to equity interest holders.

Cash reserved for payment of income tax withholding upon vesting of Antero Midstream equity-based compensation awards

        We estimate that Antero Midstream's cash reserved for payment of income tax withholding upon vesting of Antero Midstream equity-based compensation awards for the twelve-month period ending June 30, 2018 will be $5 million as compared to $6 million for the year ended December 31, 2016. We estimate that Antero Midstream's cash reserved for payment of income tax withholding upon vesting of Antero Midstream equity-based compensation awards for the twelve-month period ending June 30, 2018 will be $5 million, which is relatively consistent with its $6 million cash reserve for the year ended December 31, 2016.

Distributions from Antero Midstream Partners LP to Antero IDR Holdings LLC and Antero Midstream GP LP

Distributions on Series B Units

        We own the IDRs in Antero Midstream through our interest in IDR LLC, which we will control as managing member. IDR LLC has issued all of its capital interests to us in the form of Series A Units and has issued Series B Units, representing profits interests, to certain senior members of Antero Midstream's management team. Through our interest in IDR LLC, we receive 100% of the first $7.5 million of quarterly cash distributions paid by Antero Midstream on the IDRs. The Series B Holders will receive up to 6% of all quarterly cash distributions in excess of $7.5 million paid by Antero Midstream on the IDRs and we will receive the remainder of such distributions. The Series B Units are subject to restrictions on transfer and vest ratably over a three-year period upon each anniversary of the vesting commencement date. As Series B Units vest, each holder of such vested Series B Units will be entitled to receive a make-whole distribution corresponding to the aggregate amount of distributions such holder would have received on such Series B Units had they vested on the vesting commencement date. In anticipation of such make-whole distributions, each quarter we expect to retain from the cash distributions we receive on the Series A Units an amount corresponding to the aggregate amount of all make-whole distributions for such quarter. Each quarter, when IDR LLC pays make-whole distributions on its newly-vested Series B Units, we will distribute a corresponding amount of our retained cash to our shareholders on a pro rata basis. However, for purposes of this forecast, we have assumed that all of the Series B Units have vested and, therefore, that IDR LLC will pay the maximum 6% of quarterly cash distributions in excess of $7.5 million received from Antero Midstream on the IDRs to the holders of the Series B Units, resulting in estimated cash distributions on the Series B Units of approximately $4.2 million.

General and Administrative Expenses

        We estimate that our incremental general and administrative expenses associated with being a publicly traded partnership will be approximately $2 million for the twelve-month period ending June 30, 2018.

Income Taxes

        We estimate that our income tax expense will be $37 million for the twelve-month period ending June 30, 2018, as compared to $6 million for the year ended December 31, 2016. Our forecast assumes a tax rate of 38%. This estimated tax rate is computed by adding our effective state and local income tax rate to the maximum U.S. federal income tax rate.

Other Assumptions

        Our estimated cash available for distribution for the twelve-month period ending June 30, 2018 is based on the following significant additional assumptions:

  •
  no cash reserves for taxes and other expenses;

  •
  no new federal, state or local regulation of the midstream energy sector, or any new interpretation of existing regulations, that will be materially adverse to our or Antero Resources or Antero Midstream's business;

  •
  no major adverse change in the midstream energy sector, commodity prices, capital or insurance markets or general economic conditions;

  •
  no material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we, Antero Midstream or Antero Resources depend;

  •
  no acquisitions or other significant expansion capital expenditures (other than as described above); and

  •
  no substantial change in market, insurance and overall economic conditions.

 HOW WE MAKE CASH DISTRIBUTIONS

        Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

        While our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to shareholders. Pursuant to this cash distribution policy, we will pay our cash distributions within      days within receiving IDR LLC's cash distribution in respect of the IDRs, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $            per common share.

        The board of directors of our general partner may change our distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our distribution policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our shareholders, and there is no guarantee that we will pay any distribution on the common shares in any quarter.

Our Sources of Cash

        Following the completion of this offering, our only cash-generating asset will consist of all of the capital interests in IDR LLC, which owns all of the IDRs in Antero Midstream. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of Antero Midstream to make distributions in respect of its IDRs. The actual amount of cash that Antero Midstream, and correspondingly IDR LLC, will have available for distribution will primarily depend on the amount of cash Antero Midstream generates from its operations. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on the IDRs. For a description of factors that may impact our results and Antero Midstream's results, please read "Cautionary Statement Regarding Forward-Looking Statements."

        In addition, the actual amount of cash that Antero Midstream will have available for distribution will depend on other factors, some of which are beyond Antero Midstream's or our control, including:

  •
  the level of revenue Antero Midstream is able to generate from its business;

  •
  the level of capital expenditures Antero Midstream makes;

  •
  the level of Antero Midstream's operating, maintenance and general and administrative expenses or related obligations;

  •
  the cost of acquisitions, if any;

  •
  Antero Midstream's debt service requirements and other liabilities;

  •
  Antero Midstream's working capital needs;

  •
  restrictions on distributions contained in Antero Midstream's debt agreements or any future debt agreements;

  •
  Antero Midstream's ability to borrow under its revolving credit facility to make distributions; and

  •
  the amount, if any, of cash reserves established by each of Antero Midstream's general partner and our general partner, in their sole discretion, for the proper conduct of Antero Midstream's and our business. While neither our general partner nor Antero Midstream's general partner has established such reserves historically, we expect to retain a portion of the cash distributions we receive from IDR LLC commencing with the quarter ending March 31, 2017 in order to pay to our shareholders in future periods distributions corresponding to the make-whole distributions IDR LLC will be required to pay to holders of its newly-vested Series B Units. For more information, please read "Our Cash Distribution Policy and Restrictions on Distributions—Restrictions and Limitations on Our Cash Distribution Policy." Other than cash retained with respect to such distributions, neither our general partner nor Antero Midstream's general partner currently anticipates any other cash reserves.

Shares

        As of the closing of this offering, we will have                    common shares outstanding. For additional information regarding our common shares, please read "Description of Our Common Shares."

General Partner Interest

        Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. Please read "Organizational Structure—Reorganization."

Distributions of Cash Upon Liquidation

        If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors and, thereafter, holders of our common shares would be entitled to share ratably in the distribution of any remaining proceeds.

SELECTED HISTORICAL FINANCIAL DATA

        Prior to the formation of IDR LLC, our Predecessor, Antero Resources Midstream Management LLC, owned the general partner interest in Antero Midstream and the IDRs, and in connection with IDR LLC's formation, our Predecessor conveyed the IDRs to IDR LLC in exchange for all of the Series A Units. In connection with the Reorganization, our Predecessor will (i) convey its 100% interest in the non-economic general partner interest in Antero Midstream to AMP GP, a wholly owned subsidiary of our Predecessor and (ii) convert into a Delaware limited partnership named Antero Midstream GP LP, which will elect to be taxed as a corporation for U.S. federal income tax purposes.

        The historical financial data of our Predecessor reflect our ownership of the general partner interest in Antero Midstream through our interest in AMP GP and our ownership of the IDRs through our ownership of the capital interests of IDR LLC, which we will continue to control as managing member. We have used the equity method to account for our investment in Antero Midstream because we are not the primary beneficiary of Antero Midstream for financial reporting purposes. Additionally, we have no separate operating activities apart from those conducted by Antero Midstream, and our cash flows will consist solely of distributions from IDR LLC related to its ownership of the IDRs.

        The selected historical statements of operations and cash flow data of our Predecessor for the years ended December 31, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 are derived from the audited financial statements of our Predecessor included elsewhere in this prospectus.

Selected Historical Financial Table

	Year Ended December 31,
	2015		2016
	(in thousands, except per share amounts)
Statement of Operations Data:
Equity in earnings of Antero Midstream Partners LP		$1,264		$16,944
Interest income		—		1

Total income		1,264		16,945
General and administrative expense		—		815

Income before income taxes		1,264		16,130
Provision for income tax expense		(483)		(6,419)

Net income and comprehensive income		$781		$9,711

Pro forma basic earnings per share	$		$
Pro forma diluted earnings per share	$		$
Balance Sheet Data (at period end):
Cash		$72		$9,609
Investment in Antero Midstream Partners LP		969		7,543
Total assets		1,041		17,369
Cash Flow Data:
Net cash provided by operating activities		$295		$9,537
Net cash used in financing activities		(223)		—

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our historical performance, financial condition and future prospects in conjunction with our audited financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2015 and 2016, and the notes thereto, included elsewhere in this prospectus. The information provided below supplements, but does not form part of, our financial statements. This discussion contains forward-looking statements that are based on the views and beliefs of our management, as well as assumptions and estimates made by our management. Actual results could differ materially from such forward-looking statements as a result of various risk factors, including those that may not be in the control of management. For further information on these items that could impact our future operating performance or financial condition, please read the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

Overview

        We are a Delaware limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes. We own the general partner of Antero Midstream Partners LP (NYSE: AM) ("Antero Midstream") and all of the incentive distribution rights ("IDRs") in Antero Midstream. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on the IDRs. Antero Midstream is a growth-oriented master limited partnership 59% owned by Antero Resources Corporation (NYSE: AR) ("Antero Resources") that was formed to own, operate and develop midstream energy infrastructure primarily to service Antero Resources' rapidly increasing production and completion activity in the Appalachian Basin's Marcellus Shale and Utica Shales located in West Virginia and Ohio. We believe that Antero Midstream's strategically located assets and integrated relationship with Antero Resources position it to be a leading Appalachian midstream provider across the full midstream value chain. Through our ownership interest in Antero IDR Holdings LLC ("IDR LLC"), our subsidiary, we receive cash distributions from Antero Midstream on the IDRs. We expect these cash distributions to increase substantially over time as Antero Midstream executes its business strategy.

Commodity Price Environment

        In late 2014, global energy commodity prices declined precipitously as a result of several factors, including an increase in worldwide commodity supplies, a stronger U.S. dollar, relatively mild weather in large portions of the U.S. during the 2014 and 2015 winter months, and strong competition among oil producing countries for market share. Depressed commodity prices continued into 2015 and 2016, although a modest recovery has occurred in late 2016 and early 2017.

        Spot prices for WTI declined significantly since June 2014 levels of approximately $106.00 per Bbl and have ranged from less than $30.00 per Bbl in February 2016 to approximately $53.00 per Bbl in February 2017. Spot prices for Henry Hub natural gas also declined significantly from approximately $4.40 per MMBtu in January 2014 to $2.00 per MMBtu in March 2016. Natural gas prices have recently recovered to approximately $3.00 per MMBtu in February 2017 due to increases in demand as a result of colder winter weather in many regions of the United States. Spot prices for propane, which is the largest portion of Antero Midstream's NGLs sales, declined from approximately $1.55 per gallon in January 2014 to less than $0.35 per gallon in January 2016. Prices for propane have recovered to over $0.70 per gallon in February 2017.

Our Sources of Revenue

        As a result of our ownership interest in IDR LLC, we are positioned to grow our distributions disproportionately relative to the growth rate of Antero Midstream's common unit distributions.

Accordingly, our primary business objective is to increase our cash available for distribution to our shareholders through the execution by Antero Midstream of its business strategy. Unless we directly acquire and hold assets or businesses in the future, our revenues will be generated solely from the cash distributions we receive from Antero Midstream through our interests in IDR LLC.

Financial Presentation

        Upon the completion of this offering and the Reorganization, we will own the general partner interest in Antero Midstream through our interest in AMP GP and will own all of the capital interests in IDR LLC, which we will control as managing member. Accordingly, the historical financial data included elsewhere in this prospectus are of our Predecessor.

        We have no separate operating activities apart from those conducted by Antero Midstream, and our cash flows will consist solely of distributions we receive relating to Antero Midstream's distributions on its IDRs. Accordingly, in addition to the discussion of our financial position and results of operations in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," we also discuss the financial position and results of operations of Antero Midstream. Our Predecessor's financial statements are based on the equity method of accounting.

        In addition, our historical results of operations do not reflect the incremental expenses we expect to incur as a result of being a publicly traded company.

Our Cash Distributions

        We may not distribute all of the cash that we receive from Antero Midstream to our shareholders, as cash will be used to pay expenses and service debt and as our general partner may establish reserves for general and administrative and other expenses, future distributions and other purposes. The following table reconciles the equity in earnings of Antero Midstream to estimated cash available for distribution to our shareholders, for the periods indicated.

	Year Ended December 31,
	2015	2016
	(in thousands)
Equity in earnings of Antero Midstream Partners LP	$1,264	$16,944
Interest income	—	1

Total income	1,264	16,945
General and administrative expense	—	815

Income before income taxes	1,264	16,130
Provision for income tax expense	(483)	(6,419)

Net income and comprehensive income and estimated cash available for distribution	$781	$9,711

Our Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

        Equity in earnings of Antero Midstream.    Equity in earnings of Antero Midstream increased from $1.3 million to $16.9 million for the years ended December 31, 2015 and 2016, respectively. Antero Midstream commenced cash distributions on its IDRs during the three months ended September 30, 2015. As a result, we recognized the equity in earnings of Antero Midstream from four quarters of cash distributions by Antero Midstream on the IDRs during the year ended December 31, 2016, and two quarters of cash distributions by Antero Midstream on the IDRs during the year ended December 31, 2015.

        General and administration expense.    General and administration expense increased from zero to $0.8 million for the years ended December 31, 2015 and 2016, respectively. Prior to 2016 we did not incur any general and administrative costs because we had no operations; however, we began incurring general and administrative expenses beginning in 2016 in connection with our contemplated initial public offering.

        Income tax expense.    Income tax expense increased from $0.5 million to $6.4 million for the years ended December 31, 2015 and 2016, respectively. The increase is primarily due to higher taxable income as a result of the increase in equity in earnings of Antero Midstream related to the IDRs.

        Net income and comprehensive income.    Net income and comprehensive income increased from $0.8 to $9.7 million for the years ended December 31, 2015 and 2016, respectively. The increase was primarily due to an increase in equity in earnings of Antero Midstream, partially offset by an increase in income tax expense and general and administration expense for the year ended December 31, 2016.

Our Liquidity and Capital Resources

Sources and Uses of Cash

        Our interest in IDR LLC, which owns all of the IDRs, is our only cash generating asset and will be our only source of cash flow. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on the IDRs.

Cash Flow Provided by Operating Activities

        Net cash provided by operating activities was $0.3 million and $9.5 million for the years ended December 31, 2015 and 2016, respectively. The increase in cash provided by operating activities for the year ended December 31, 2016 was primarily due to higher IDR distributions received from Antero Midstream.

Cash Flows from Investing Activities

        We have not had any investing cash flow activities since inception through December 31, 2016.

Cash Flows Used in Financing Activities

        Net cash used in financing activities was $0.2 million and zero for the years ended December 31, 2015 and 2016, respectively. During the year ended December 31, 2015, we paid general and administrative expenses of $0.2 million on behalf of our sole member and accounted for such payment as a distribution to such member.

Our Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements.

Equity Method Accounting

        We use the equity method to account for our investment in Antero Midstream because we have the ability to exercise significant influence over the operating and financial policies of Antero Midstream. Accordingly, we record, in the period in which it is earned, distributions from Antero Midstream associated with our ownership of 100% of the IDRs. The financial statements of AMGP do not consolidate the accounts of Antero Midstream. The accounts of Antero Midstream, a variable interest entity, are included in the consolidated financial statements of Antero Resources, the primary beneficiary of Antero Midstream.

Income Taxes

        Deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. We make adjustments to our tax provision when: (i) facts and circumstances regarding a tax position change, causing a change in management's judgment regarding that tax position; and/or (ii) a tax position is effectively settled with a tax authority at a differing amount.

Our Off-Balance Sheet Arrangements

        As of December 31, 2016 we did not have any off-balance sheet arrangements.

Antero Midstream's Results of Operations

        We have no separate operating activities apart from those conducted by Antero Midstream, and our cash flows will consist solely of distributions from IDR LLC related to its ownership of the IDRs. Accordingly, below we also discuss the financial position and results of operations of Antero Midstream.

Financial Results

        For the year ended December 31, 2016, Antero Midstream generated cash flow from operations of $378.6 million, net income of $236.7 million and Adjusted EBITDA of $404.4 million. This compares to cash flow from operations of $259.7 million, net income of $159.1 million and Adjusted EBITDA of $279.7 million for the year ended December 31, 2015.

        During the third quarter of 2016, Antero Midstream and Antero Midstream Finance Corporation ("Finance Corp."), as co-issuers, issued $650 million of 5.375% senior unsecured notes due 2024 at par (the "2024 Notes"). Net proceeds from the issuance of the 2024 Notes were used to repay indebtedness under Antero Midstream's revolving credit facility.

        Also during the third quarter of 2016, Antero Midstream entered into an Equity Distribution Agreement (the "Distribution Agreement"), pursuant to which, Antero Midstream may sell, from time to time through brokers acting as its sales agents, common units representing limited partner interests having an aggregate offering price of up to $250 million. During the year ended December 31, 2016, Antero Midstream issued and sold 2,391,595 common units under the Distribution Agreement, resulting in net proceeds of $65.4 million. As of December 31, 2016, Antero Midstream had the capacity to issue additional common units under the Distribution Agreement up to an aggregate sales price of $183.8 million.

Cash Distributions

        The board of directors of Antero Midstream's general partner has declared a cash distribution of $0.28 per unit for the quarter ended December 31, 2016. The distribution was paid on February 8, 2017 to unitholders of record as of February 1, 2017. Upon payment of this distribution, the requirements for the conversion of all subordinated units were satisfied under Antero Midstream's partnership agreement. As a result, effective February 9, 2017, the 75,940,957 subordinated units owned by Antero Resources were converted into common units on a one-for-one basis and thereafter will participate on terms equal with all other common units in distributions of available cash. The conversion did not impact the amount of the cash distributions paid by Antero Midstream or the total units outstanding.

2017 Capital Budgets

        Antero Midstream's 2017 capital budget is approximately $800 million, which includes $460 million of expansion capital, $65 million of maintenance capital and $275 million of capital investment in the Joint Venture. The capital budget includes $350 million of expansion capital on gathering and compression infrastructure, approximately 75% of which will be invested in the Marcellus Shale and the remaining 25% will be invested in the Utica Shale. The gathering and compression budget is expected to result in 490 MMcf/d of incremental compression capacity and over 35 miles of gathering pipelines in the Marcellus and Utica Shales combined. Antero Midstream also expects to invest $75 million for water infrastructure capital to construct four fresh water storage impoundments as well as 37 miles of additional fresh water trunklines and surface pipelines to support Antero Resources' completion activities. Approximately 67% of the water infrastructure budget will be allocated to the Marcellus Shale and the remaining 33% will be allocated to the Utica Shale. Antero Midstream's 2017 budget also includes $100 million of construction capital for the final stage of the advanced wastewater treatment facility, which is expected to be placed into service in late 2017.

        Antero Resources' 2017 capital budget for drilling, completions and land is approximately $1.5 billion, a 28% reduction from Antero Resources' 2016 capital expenditures. Antero Resources plans to operate an average of 7 drilling rigs in 2017 which is consistent with 2016, and plans to complete 170 horizontal wells in the Marcellus and Ohio Utica Shales, as compared to 140 in 2016.

Antero Midstream's Credit Facility

        As of December 31, 2016, lender commitments under Antero Midstream's revolving credit facility were $1.5 billion, with a letter of credit sublimit of $150 million. At December 31, 2016, Antero Midstream had borrowings of $210 million and no letters of credit outstanding under the revolving credit facility. Antero Midstream's revolving credit facility matures in November 2019. See "—Our Initial Cash Distribution—Antero Midstream's Capital Resources and Liquidity—Debt Agreements—Revolving Credit Facility."

Antero Midstream's Sources of Revenue

        Antero Midstream's gathering and compression revenues are driven by the volumes of natural gas and condensate Antero Midstream gathers and compresses, and Antero Midstream's water handling and treatment revenues are driven by wastewater services and quantities of fresh water delivered to Antero Midstream's customers to support their well completion operations. Pursuant to Antero Midstream's long-term contracts with Antero Resources, Antero Midstream has secured 20-year dedications covering a significant portion of Antero Resources' current and future acreage for gathering and compression services. Antero Midstream has also entered into a 20-year water handling and treatment services agreement covering Antero Resources' 616,000 net acres in West Virginia and Ohio, with a right of first offer on all future areas of operation. Under the agreement, Antero Midstream will receive a fixed fee for all fresh water deliveries by pipeline directly to the well site, subject to annual CPI-based adjustments. In addition, Antero Resources has agreed to pay Antero Midstream a fee on a minimum volume of fresh water deliveries in calendar years 2016 through 2019. Antero Midstream's minimum volume commitments are 90,000 barrels per day in 2016, 100,000 barrels per day in 2017 and 120,000 barrels per day in 2018 and 2019. All of Antero Resources' existing acreage is dedicated to Antero Midstream for gathering and compression services except for the existing third-party commitments or any third-party commitments in place at the time of acquisition, which includes approximately 173,000 Marcellus Shale net leasehold acres characterized by dry gas and liquids-rich production that have been previously dedicated to third-party gatherers.

        Antero Midstream's gathering and compression operations are substantially dependent upon natural gas and oil and condensate production from Antero Resources' upstream activity in its areas of operation. In addition, there is a natural decline in production from existing wells that are connected to Antero Midstream's gathering systems. Although Antero Midstream expects that Antero Resources will continue to devote substantial resources to the development of oil and gas reserves, Antero Midstream has no control over this activity and Antero Resources has the ability to reduce or curtail such development at its discretion.

        Antero Midstream's water handling and treatment operations are substantially dependent upon the number of wells drilled and completed by Antero Resources. As of December 31, 2016, Antero Resources' estimated net proved reserves were 15.4 Tcfe, of which 61% was natural gas. As of December 31, 2016, Antero Resources' drilling inventory consisted of 3,630 identified potential horizontal well locations, of which 3,021 were dedicated to Antero Midstream for water services, providing Antero Midstream with significant opportunity for growth as Antero Resources' robust drilling program continues and its production increases.

        Under the terms of the Water Services Agreement, Antero Resources will pay Antero Midstream a fixed fee of $3.685 per barrel in West Virginia and $3.635 per barrel in Ohio and all other locations for fresh water deliveries by pipeline directly to the well site, subject to annual CPI-based adjustments. Antero Resources also agreed to pay Antero Midstream a fixed fee of $4.00 per barrel for wastewater treatment at the advanced wastewater treatment complex and a fee per barrel for wastewater collected in trucks owned by Antero Midstream, in each case subject to annual CPI-based adjustments. Until such time as the advanced wastewater treatment complex is placed into service or Antero Midstream operates its own fleet of trucks for transporting wastewater, Antero Midstream will continue to contract with third parties to provide Antero Resources flow back and produced water services and Antero Resources will reimburse Antero Midstream third-party out-of-pocket costs plus 3%.

How Antero Midstream Evaluates Antero Midstream's Operations

        Antero Midstream uses a variety of financial and operational metrics to evaluate its performance. These metrics help Antero Midstream identify factors and trends that impact Antero Midstream's operating results, profitability and financial condition. The key metrics Antero Midstream uses to evaluate its business are provided below.

Adjusted EBITDA and Distributable Cash Flow

        Antero Midstream uses Adjusted EBITDA and Distributable Cash Flow as performance measures to assess the ability of Antero Midstream's assets to generate cash sufficient to pay interest costs, support indebtedness and make cash distributions. Adjusted EBITDA and Distributable Cash flow are non-GAAP financial measures. See "—Antero Midstream's Non-GAAP Financial Measures" for more information regarding these financial measures, including a reconciliation of Adjusted EBITDA and Distributable Cash Flow to the most directly comparable GAAP measures.

Gathering and Compression Throughput

        Antero Midstream must continually obtain additional supplies of natural gas and oil and condensate to maintain or increase throughput on Antero Midstream's gathering and compression systems. Antero Midstream's ability to maintain existing supplies of natural gas and oil and condensate and obtain additional supplies is primarily impacted by Antero Midstream's acreage dedication and the level of successful drilling activity by Antero Resources and, to a lesser extent in the future, the potential for acreage dedications with and successful drilling by third-party producers. Any increase in Antero

Midstream's throughput volumes over the near term will likely be driven by Antero Resources continuing its robust drilling and development activities in its Marcellus and Utica Shale acreage. In the short term, Antero Midstream expects increases in high pressure gathering and compression throughput volumes to be less than that for low pressure gathering revenues, in part because a percentage of Antero Resources' high pressure gathering and compression needs will be met by existing third-party providers.

Water Handling Volumes

        Because Antero Midstream's fresh water and other fluid handling volumes are primarily driven by hydraulic fracturing activities conducted as part of well completions, Antero Midstream's water volumes are not directly impacted by ongoing production volumes. Antero Resources' consolidated acreage positions allows Antero Midstream to provide fresh water and other fluid handling services for Antero Resources' completion activities in a more efficient manner. However, to the extent that Antero Resources' drilling and completion schedule is not met, or Antero Resources uses less fresh water and other fluid handling services in its well completion operations than expected (for example, as a result of drilling shorter laterals), Antero Midstream's water volumes may decline.

Antero Midstream's Principal Components of Cost Structure

        The primary components of Antero Midstream's operating expenses that Antero Midstream evaluates include direct operating expense, general and administrative expenses, depreciation expense and interest expense.

Direct Operating Expense

        Antero Midstream seeks to maximize the profitability of its operations in part by minimizing, to the extent appropriate, expenses directly tied to operating and maintaining its assets. Antero Midstream schedules maintenance over time to avoid significant variability in its direct operating expense and minimize the impact on its cash flow. Gathering and compression operating costs consist primarily of labor costs, water disposal, pigging, fuel, monitoring costs, repair and non-capitalized maintenance costs, utilities and contract services. Gathering and compression operating costs vary directly with the miles of pipeline and number of compressor stations in Antero Midstream's gathering and compression systems. Fresh water operating expenses consist primarily of labor costs, pigging, monitoring costs, repair and non-capitalized maintenance costs and contract services. Fresh water operating costs vary directly with the miles of pipeline and to a lesser extent the number well completions in the Marcellus and Utica Shales for which Antero Midstream delivers fresh water and the number of impoundments on Antero Midstream's fresh water system. Other fluid handling costs include contract services and vary directly with the costs level of services that Antero Midstream provides to Antero Resources. These costs are billed to Antero Resources at Antero Midstream's cost plus 3%. Other drivers of Antero Midstream's direct operating expense include maintenance and contract service costs, regulatory and compliance costs and ad valorem taxes.

General and Administrative Expenses

        Antero Midstream's general and administrative expenses include direct charges for operations of Antero Midstream's assets and costs allocated by Antero Resources. These costs relate to: (i) various business services, including payroll processing, accounts payable processing and facilities management, (ii) various corporate services, including legal, accounting, treasury, information technology and human resources and (iii) compensation, including equity-based compensation. These expenses are charged or allocated to Antero Midstream based on the nature of the expenses and are allocated based on a combination of Antero Midstream's proportionate share of Antero Resources' gross property and equipment, capital expenditures and labor costs, as applicable. Antero Midstream's management believes these allocation methodologies are reasonable.

        Antero Midstream's general and administrative expenses include equity-based compensation costs allocated by Antero Resources to Antero Midstream for grants made pursuant to: (i) Antero Resources' Long-Term Incentive Plan (the "Antero Resources LTIP"), (ii) profits interests awards valued in connection with the Antero Resources reorganization pursuant to its initial public offering of common stock, which closed on October 16, 2013, and (iii) grants made to Antero Resources employees under Antero Midstream's own plan.

        In connection with the Antero Midstream IPO, Antero Midstream's general partner adopted the Antero Midstream LTIP, and on November 12, 2014, Antero Midstream granted 20,000 restricted units and 2,361,440 phantom units under the plan. For accounting purposes, these units are treated as if they are distributed from Antero Midstream to Antero Resources. During the year ended December 31, 2016, Antero Resources recognized approximately $16.6 million in equity-based compensation related to these awards, $5.4 million of which was allocated to Antero Midstream and included in Antero Midstream's general and administrative expenses. Antero Midstream will be allocated a portion of approximately $33.2 million of unrecognized equity-based compensation expense related to the Antero Midstream LTIP over the remaining service period of the awards.

Depreciation Expense

        Depreciation expense consists of Antero Midstream's estimate of the decrease in value of the assets capitalized in property and equipment as a result of using the assets throughout the applicable year. Depreciation is computed over the asset's estimated useful life using the straight-line basis. Gathering pipelines and compressor stations are depreciated over a 20 year useful life. Fresh water delivery systems are depreciated over a 5 to 20 year useful life. Specifically, Antero Midstream uses a useful life of 5 years for its surface pipelines and equipment, 10 years for its above ground storage tanks and 20 years for its permanent buried pipeline systems.

Interest Expense

        In 2016, interest expense represents interest related to: (i) borrowings under Antero Midstream's revolving credit facility, (ii) borrowings of $650 million under the 2024 Notes, (iii) capital leases, (iv) commitment fees and amortization of deferred financing costs incurred under Antero Midstream's revolving credit facility that Antero Midstream entered into in connection with the closing of the Antero Midstream IPO, and (v) amortization of deferred financing costs incurred under the 2024 Notes. In addition, Antero Midstream capitalizes interest related to the water treatment facility under construction.

        In 2015, interest expense represents interest related to: (i) borrowings under Antero Midstream's revolving credit facility, (ii) borrowings under a credit facility agreement between Antero Water, and the lenders under Antero Resources' credit facility that were incurred for consideration paid to Antero Resources in exchange for their water handling and treatment assets in September 2015, (iii) capital leases and (iv) commitment fees and amortization of deferred financing costs incurred under Antero Midstream's revolving credit facility that Antero Midstream entered into in connection with the closing of the Antero Midstream IPO.

Items Affecting Comparability of Antero Midstream's Financial Results

        Certain of the historical financial results discussed below may not be comparable to Antero Midstream's future financial results primarily as a result of the significant increase in the scope of Antero Midstream's operations over the last several years. Antero Midstream's gathering and compression and water handling and treatment systems are relatively new, having been substantially built within the last three years. Accordingly, Antero Midstream's revenues and expenses over that time reflect the significant ramp up in Antero Midstream's operations. Similarly, Antero Resources has experienced significant changes in its production and drilling and completion schedule over that same period. Accordingly, it may be difficult to project trends from Antero Midstream's historical financial data going forward.

        On September 23, 2015, Antero Resources contributed (the "Water Acquisition") (i) all of the outstanding limited liability company interests of Antero Water to Antero Midstream and (ii) all of the assets, contracts, rights, permits and properties owned or leased by Antero Resources and used primarily in connection with the construction, ownership, operation, use or maintenance of Antero Resources' advanced wastewater treatment complex under construction in Doddridge County, West Virginia, to Antero Treatment. Results of operations and cash flows for periods prior to the Water Acquisition have been recast to include the Water Acquisition as the entities were under common control.

Antero Midstream's Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

        Antero Midstream has two operating segments: (1) gathering and processing and (2) water handling and treatment. The operating results and assets of our reportable segments were as follows for the year ended December 31, 2015 and 2016 (in thousands):

	Gathering and Processing	Water Handling and Treatment	Consolidated Total
Year Ended December 31, 2015
Revenues:
Revenue—Antero Resources	$230,210	$155,954	$386,164
Revenue—third-party	382	778	1,160

Total revenues	230,592	156,732	387,324

Operating expenses:
Direct operating	25,783	53,069	78,852
General and administrative (before equity-based compensation)	22,608	6,128	28,736
Equity-based compensation	17,840	4,630	22,470
Depreciation	60,838	25,832	86,670
Accretion of contingent acquisition consideration	—	3,333	3,333

Total expenses	127,069	92,992	220,061

Operating income	$103,523	$63,740	$167,263

Segment and consolidated Adjusted EBITDA(1)	$182,201	$97,535	$279,736
Year Ended December 31, 2016
Revenues:
Revenue—Antero Resources	$303,250	$282,267	$585,517
Revenue—third-party	835	—	835
Gain on sale of assets	3,859	—	3,859

Total revenues	307,944	282,267	590,211

Operating expenses:
Direct operating	27,289	134,298	161,587
General and administrative (before equity-based compensation)	20,118	7,996	28,114
Equity-based compensation	19,714	6,335	26,049
Depreciation	69,962	29,899	99,861
Accretion of contingent acquisition consideration	—	16,489	16,489

Total expenses	137,083	195,017	332,100

Operating income	$170,861	$87,250	$258,111

Segment and consolidated Adjusted EBITDA(1)	$264,380	$139,973	$404,353

(1)
For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Antero Midstream's Non-GAAP Financial Measures."

        The following sets forth selected operating data for the year ended December 31, 2015 compared to the year ended December 31, 2016:

	Year Ended December 31,
			Amount of Increase (Decrease)	Percentage Change
	2015	2016
	($ in thousands, except average realized fees)
Revenue:
Revenue—Antero Resources	$386,164	$585,517	$199,353	52%
Revenue—third-party	1,160	835	(325)	(28)%
Gain on sale of assets	—	3,859	3,859	*

Total revenue	387,324	590,211	202,887	52%

Operating expenses:
Direct operating	78,852	161,587	82,735	105%
General and administrative (before equity-based compensation)	28,736	28,114	(622)	(2)%
Equity-based compensation	22,470	26,049	3,579	16%
Depreciation	86,670	99,861	13,191	15%
Accretion of contingent acquisition consideration	3,333	16,489	13,156	395%

Total operating expenses	220,061	332,100	112,039	51%

Operating income	167,263	258,111	90,848	54%

Interest expense	(8,158)	(21,893)	(13,735)	168%
Equity in earnings of unconsolidated affiliates	—	485	485	*

Net income	$159,105	$236,703	$77,598	49%

Adjusted EBITDA(1)	$279,736	$404,353	$124,617	45%
Operating Data:
Gathering—low pressure (MMcf)	370,830	513,390	142,560	38%
Gathering—high pressure (MMcf)	432,861	481,646	48,785	11%
Compression (MMcf)	157,515	271,060	113,545	72%
Condensate gathering (MBbl)	1,117	503	(614)	(55)%
Fresh water delivery (MBbl)	35,044	45,112	10,068	29%
Wells serviced by fresh water delivery	124	131	7	6%
Gathering—low pressure (MMcf/d)	1,016	1,403	387	38%
Gathering—high pressure (MMcf/d)	1,186	1,316	130	11%
Compression (MMcf/d)	432	741	309	72%
Condensate gathering (MBbl/d)	3	1	(2)	(55)%
Fresh water delivery (MBbl/d)	96	123	27	29%
Average realized fees:
Average gathering—low pressure fee ($/Mcf)	$0.31	$0.31	$—	*
Average gathering—high pressure fee ($/Mcf)	$0.19	$0.19	$—	*
Average compression fee ($/Mcf)	$0.19	$0.19	$—	*
Average gathering—condensate fee ($/Bbl)	$4.16	$4.17	$0.01	*
Average fresh water delivery fee—Antero Resources ($/Bbl)	$3.64	$3.68	$0.04	1%

*
Not meaningful or applicable.

(1)
For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Antero Midstream's Non-GAAP Financial Measures."

        Sources of Water Handling and Treatment Revenue.    Water handling and treatment revenues are generated from fresh water delivery and other fluid handling services. Fresh water delivery is billed at a fixed fee per barrel. Other fluid handling services include the disposal and treatment of wastewater and high rate transfer of fresh water by third parties and are billed at cost plus 3%.

        Revenue—Antero Resources.    Revenues from gathering and compression of natural gas and condensate and water handling and treatment increased by 52%, from $386.2 million for the year ended December 31, 2015 to $585.5 million for the year ended December 31, 2016. Gathering and compression revenues increased by 32%, from $230.2 million for the year ended December 31, 2015 to $303.2 million for the year ended December 31, 2016. Water handling and treatment revenues increased by 80%, from $156.0 million for the year ended December 31, 2015 to $282.3 million for the year ended December 31, 2016. These fluctuations are primarily the result of:

  •
  low pressure gathering revenue increased $45.4 million period over period due to an increase of throughput volumes of 143 Bcf, or 387 MMcf/d, which was primarily due to 156 new wells added in 2016 and, the expansion of Antero Midstream's low pressure gathering system by 12 miles in 2016;

  •
  compression revenue increased $21.5 million due to an increase of throughput volumes of 114 Bcf, or 309 MMcf/d, primarily due to the addition of two new compressor stations that were placed in service during 2016;

  •
  high pressure gathering revenue increased $9.2 million due to an increase of throughput volumes of 49 Bcf, or 130 MMcf/d, primarily as a result of the addition of two new high pressure gathering lines placed in service in 2016 and the expansion of Antero Midstream's high pressure gathering system by 22 miles in 2016;

  •
  other fluid handling services revenue increased $87.3 million because the other fluid handling operations began in September 2015, and are billed to Antero Resources at Antero Midstream's cost plus 3%. Other fluid handling service revenues were $28.9 and $116.3 million during the year ended December 31, 2015 and 2016, respectively; and

  •
  fresh water delivery revenue increased $38.2 million, due to an increase in fresh water delivery of 10,068 MBbl, or 27 MBbl/d, primarily due to an increase in the amount of water used in well completions by Antero Resources.

        Direct operating expenses.    Total direct operating expenses increased by 105%, from $78.9 million for the year ended December 31, 2015 to $161.6 million for the year ended December 31, 2016. Gathering and processing direct operating expenses increased from $25.8 million for the year ended December 31, 2015 to $27.3 million for the year ended December 31, 2016. The increase was primarily due to an increase in the number of gathering pipelines and compressor stations in 2015. Water handling and treatment direct operating expenses increased from $53.1 million for the year ended December 31, 2015 to $134.3 million for the year ended December 31, 2016. The increase was primarily due to other fluid handling services, which did not begin until the fourth quarter of 2015.

        General and administrative expenses.    General and administrative expenses (before equity-based compensation expense) remained relatively consistent at $28.7 million for the year ended December 31, 2015 and $28.1 million for the year ended December 31, 2016.

        Equity-based compensation expenses.    Equity-based compensation expense increased by 16%, from $22.5 million for the year ended December 31, 2015 to $26.0 million for the year ended December 31, 2016. This increase was due to additional awards under Antero Resources' and Antero Midstream's equity-based compensation plans. Equity-based compensation expense allocated to Antero Midstream from Antero Resources has no effect on Antero Midstream's cash flows.

        Accretion of contingent acquisition consideration.    Total contingent acquisition consideration accretion expense increased from $3.3 million for the year ended December 31, 2015 to $16.5 million for the year ended December 31, 2016. In connection with the Water Acquisition, Antero Midstream has agreed to pay

Antero Resources (a) $125 million in cash if Antero Midstream delivers 176 million barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (b) an additional $125 million in cash if Antero Midstream delivers 219 million barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020. At the time of the Water Acquisition, Antero Midstream recorded a liability for the discounted net present value of the contingent acquisition consideration, and as time passes, Antero Midstream recognizes accretion expense. The liability is revalued each reporting period for any changes in assumptions. Based on Antero Resources' drilling plans Antero Midstream projects to meet both water delivery targets. The increase was due to one quarter of accretion incurred in the fourth quarter of 2015, compared to four quarters in 2016.

        Depreciation expense.    Total depreciation expense increased by 15%, from $86.7 million for the year ended December 31, 2015 to $99.9 million for the year ended December 31, 2016. Gathering and processing depreciation expense increased from $60.8 million for the year ended December 31, 2015 to $70.0 million for the year ended December 31, 2016. The increase was primarily due to gathering and processing placed in service and depreciated in 2016, as well as a full period of depreciation for the assets placed in service during 2015. Water handling and treatment depreciation expense increased from $25.9 million for the year ended December 31, 2015 to $29.9 million for the year ended December 31, 2016. The increase was primarily due to other fluid handling assets placed in service and depreciated in 2016, as well as a full period of depreciation for the assets placed in service during 2015.

        Interest expense.    Interest expense increased from $8.2 million, net of $0.2 million in capitalized interest, for the year ended December 31, 2015 to $21.9 million, net of $3.9 million in capitalized interest, for the year ended December 31, 2016. The increase was primarily due to interest incurred on Antero Midstream's 2024 Notes beginning in the third quarter of 2016, increased amounts outstanding under the revolving credit facility, and increased commitment fees on the increased amount of lender commitments under the facility.

        Operating income.    Total operating income increased by 54%, from $167.3 million for the year ended December 31, 2015 to $258.1 million for the year ended December 31, 2016. Gathering and processing operating income increased from $103.5 million for the year ended December 31, 2015 to $170.9 million for the year ended December 31, 2016. The increase was primarily due to an increase in gathering and compression throughput volumes in 2016. Water handling and treatment operating income increased from $63.8 million for the year ended December 31, 2015 to $87.2 million for the year ended December 31, 2016. This increase was primarily due to an increase in fresh water delivery volumes in 2016.

        Adjusted EBITDA.    Adjusted EBITDA increased by 45%, from $279.7 million for the year ended December 31, 2015 to $404.4 million for the year ended December 31, 2016. The increase was primarily due to an increase in gathering, compression and water volumes. For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Antero Midstream's Non-GAAP Financial Measures."

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

        The operating results and assets of Antero Midstream's reportable segments were as follows for the year ended December 31, 2014 and 2015 (in thousands):

	Gathering and Processing	Water Handling and Treatment	Consolidated Total
Year Ended December 31, 2014
Revenues:
Revenue—Antero Resources	$95,746	$162,283	$258,029
Revenue—third-party	—	8,245	8,245

Total revenues	95,746	170,528	266,274

Operating expenses:
Direct operating	15,470	33,351	48,821
General and administrative (before equity-based compensation)	13,416	5,332	18,748
Equity-based compensation	8,619	2,999	11,618
Depreciation	36,789	16,240	53,029

Total expenses	74,294	57,922	132,216

Operating income	$21,452	$112,606	$134,058

Segment and consolidated Adjusted EBITDA(1)	$66,860	$131,845	$198,705
Year Ended December 31, 2015
Revenues:
Revenue—Antero Resources	$230,210	$155,954	$386,164
Revenue—third-party	382	778	1,160

Total revenues	230,592	156,732	387,324

Operating expenses:
Direct operating	25,783	53,069	78,852
General and administrative (before equity-based compensation)	22,608	6,128	28,736
Equity-based compensation	17,840	4,630	22,470
Depreciation	60,838	25,832	86,670
Accretion of contingent acquisition consideration	—	3,333	3,333

Total expenses	127,069	92,992	220,061

Operating income	$103,523	$63,740	$167,263

Segment and consolidated Adjusted EBITDA(1)	$182,201	$97,535	$279,736

(1)
For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Antero Midstream's Non-GAAP Financial Measures."

        The following table sets forth selected operating data for the year ended December 31, 2014 compared to the year ended December 31, 2015:

	Year Ended December 31,
			Amount of Increase (Decrease)	Percentage Change
	2014	2015
	($ in thousands, except average realized fees)
Revenue:
Revenue—Antero Resources	$258,029	$386,164	$128,135	50%
Revenue—third-party	8,245	1,160	(7,085)	(86)%

Total revenue	266,274	387,324	121,050	45%

Operating expenses:
Direct operating	48,821	78,852	30,031	62%
General and administrative (before equity-based compensation)	18,748	28,736	9,988	53%
Equity-based compensation	11,618	22,470	10,852	93%
Depreciation	53,029	86,670	33,641	63%
Accretion of contingent acquisition consideration	—	3,333	3,333	*

Total operating expenses	132,216	220,061	87,845	66%

Operating income	134,058	167,263	33,205	25%
Interest expense	6,183	8,158	1,975	32%

Net income	$127,875	$159,105	$31,230	24%

Adjusted EBITDA(1)	$198,705	$279,736	$81,031	41%
Operating Data:
Gathering—low pressure (MMcf)	181,727	370,830	189,103	104%
Gathering—high pressure (MMcf)	167,935	432,861	264,926	158%
Compression (MMcf)	38,104	157,515	119,411	313%
Condensate gathering (MBbl)	621	1,117	496	80%
Fresh water delivery (MBbl)	48,333	35,044	(13,289)	(27)%
Wells serviced by fresh water delivery	192	124	(68)	(35)%
Gathering—low pressure (MMcf/d)	498	1,016	518	104%
Gathering—high pressure (MMcf/d)	460	1,186	726	158%
Compression (MMcf/d)	104	432	328	313%
Condensate gathering (MBbl/d)	2	3	1	80%
Fresh water delivery (MBbl/d)	132	96	(36)	(27)%
Average realized fees:
Average gathering—low pressure fee ($/Mcf)	$0.31	$0.31	$0.00	2%
Average gathering—high pressure fee ($/Mcf)	$0.18	$0.19	$0.01	2%
Average compression fee ($/Mcf)	$0.18	$0.19	$0.01	2%
Average gathering—condensate fee ($/Bbl)	$4.08	$4.16	$0.08	2%
Average fresh water delivery fee—Antero Resources ($/Bbl)	$3.56	$3.64	$0.08	2%

*
Not meaningful or applicable.

(2)
For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Antero Midstream's Non-GAAP Financial Measures."

        Sources of Water Handling and Treatment Revenue.    Water handling and treatment revenues are generated from fresh water delivery and other fluid handling services. Fresh water delivery is billed at a fixed fee per barrel. Other fluid handling services include the disposal and treatment of wastewater and high rate transfer of fresh water by third parties and are billed at Antero Midstream's cost plus 3%.

        Revenue—Antero Resources.    Revenues from gathering and compression of natural gas and condensate, and water handling and treatment increased by 50%, from $258.0 million for the year ended December 31, 2014 to $386.2 million for the year ended December 31, 2015. Gathering and compression revenues increased from $95.7 million for the year ended December 31, 2014 to $230.2 million for the year ended December 31, 2015. Water handling and treatment revenues decreased from $162.3 million for the year ended December 31, 2014 to $156.0 million for the year ended December 31, 2015. These fluctuations are primarily the result of:

  •
  low pressure gathering revenue increased $60.1 million period over period due to an increase of throughput volumes of 189 Bcf, or 518 MMcf/d, which was primarily due to 119 new wells added in 2015 and, the expansion of Antero Midstream's low pressure gathering system by 25 miles in 2015;

  •
  high pressure gathering revenue increased $49.8 million due to an increase of throughput volumes of 265 Bcf, or 726 MMcf/d, primarily as a result of the addition of five new high pressure gathering lines placed in service in 2015 and the expansion of Antero Midstream's high pressure gathering system by 15 miles in 2015;

  •
  compression revenue increased $22.5 million due to an increase of throughput volumes of 119 Bcf, or 328 MMcf/d, primarily due to the addition of four new compressor stations that were placed in service during 2015;

  •
  other fluid handling services revenue increased $28.9 million because the other fluid handling operations began in September 2015, and are billed to Antero Resources at Antero Midstream's cost plus 3%. Other fluid handling service revenues were zero and $28.9 million during the year ended December 31, 2014 and 2015, respectively; and

  •
  fresh water delivery revenue decreased $35.3 million, due to a decrease in fresh water delivery of 13,289 MBbl, or 36 MBbl/d, primarily due to fresh water delivery to fewer wells completed by Antero Resources.

        Revenue—third-party.    Third-party revenue decreased from $8.2 million for the year ended December 31, 2014 to $1.2 million for the year ended December 31, 2015. The decrease was due to lower third party fresh water delivery volumes.

        Direct operating expenses.    Total direct operating expenses increased by 62%, from $48.8 million for the year ended December 31, 2014 to $78.9 million for the year ended December 31, 2015. Gathering and compression direct operating expenses increased by 66%, from $15.5 million for the year ended December 31, 2014 to $25.8 million for the year ended December 31, 2015. The increase was primarily due to an increase in the number of gathering pipelines and compressor stations in 2015. Water handling and treatment direct operating expenses increased by 60%, from $33.3 million for the year ended December 31, 2014 to $53.1 million for the year ended December 31, 2015. The increase was primarily due to other fluid handling services, which did not begin until the fourth quarter of 2015.

        General and administrative expenses.    General and administrative expenses (before equity-based compensation expense) increased by 53%, from $18.7 million for the year ended December 31, 2014 to $28.7 million for the year ended December 31, 2015. The increase was primarily a result of increased staffing levels and related salary and benefits expenses and increased legal and other general corporate expenses to support Antero Midstream's growth, as well as additional expenditures attributable to its operation as a publicly traded master limited partnership.

        Equity-based compensation expenses.    Equity-based compensation expense increased by 93%, from $11.6 million for the year ended December 31, 2014 to $22.5 million for the year ended December 31, 2015. This increase was due to additional awards made under Antero Resources' and Antero Midstream's equity-based compensation plans. Equity-based compensation expense allocated to Antero Midstream from Antero Resources has no effect on its cash flows.

        Accretion of contingent acquisition consideration.    Total accretion of contingent acquisition consideration accretion expense increased from zero for the year ended December 31, 2014 to $3.3 million for the year ended December 31, 2015. In connection with the Water Acquisition, Antero Midstream has agreed to pay Antero Resources (a) $125 million in cash if it delivers 176 million barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (b) an additional $125 million in cash if it delivers 219 million barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020. At the time of the Water Acquisition, Antero Midstream recorded a liability for the discounted net present value of the contingent acquisition consideration, and as time passes, it recognizes accretion expense. The liability is revalued each reporting period for any changes in assumptions. Based on Antero Resources' drilling plans Antero Midstream projects to meet both water delivery targets. The increase was due to one quarter of contingent acquisition consideration accretion incurred in the fourth quarter of 2015.

        Depreciation expense.    Total depreciation expense increased by 63%, from $53.0 million for the year ended December 31, 2014 to $86.7 million for the year ended December 31, 2015. Gathering and compression depreciation expense increased by 65%, from $36.8 million for the year ended December 31, 2014 to $60.8 million for the year ended December 31, 2015. The increase was primarily due to gathering and processing placed in service and depreciated in 2015, as well as a full period of depreciation for the assets placed in service during 2014. Water handling and treatment depreciation expense increased by 60%, from $16.2 million for the year ended December 31, 2014 to $25.9 million for the year ended December 31, 2015. The increase was primarily due to water assets placed in service and depreciated in 2015, as well as a full period of depreciation for the assets placed in service during 2014.

        Interest expense.    Interest expense increased by 32%, from $6.2 million for the year ended December 31, 2014 to $8.2 million for the year ended December 31, 2015. The increase was primarily due to interest, commitment fees and amortization of deferred financing fees incurred during 2015 in relation to Antero Midstream's revolving credit and water facilities, compared to interest and commitment fees incurred during 2014 under the Antero Midstream credit and water facilities. The Antero Midstream credit facility was repaid in connection with the completion of the Antero Midstream IPO, and the water facility was terminated on September 23, 2015, in connection with the Water Acquisition.

        Operating income.    Total operating income increased by 25%, from $134.1 million for the year ended December 31, 2014 to $167.3 million for the year ended December 31, 2015. Gathering and compression operating income increased by 381%, from $21.5 million for the year ended December 31, 2014 to $103.5 million for the year ended December 31, 2015. The increase was primarily due to an increase in gathering compression throughput volumes in 2015. Water handling and treatment operating income decreased by 43%, from $112.6 million for the year ended December 31, 2014 to $63.8 million for the year ended December 31, 2015. This decrease was primarily due to a decrease in fresh water delivery volumes in 2015.

        Adjusted EBITDA.    Adjusted EBITDA increased by 41%, from $198.7 million for the year ended December 31, 2014 to $279.7 million for the year ended December 31, 2015. The increase was primarily due to an increase in gathering and compression throughput volumes, partially offset by a decrease in fresh water delivery volumes in 2015. For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Antero Midstream's Non-GAAP Financial Measures."

Antero Midstream's Capital Resources and Liquidity

Sources and Uses of Cash

        Capital and liquidity is provided by operating cash flow, cash on Antero Midstream's balance sheet, borrowings under Antero Midstream's revolving credit facility and capital market transactions. Antero Midstream expects that the combination of these capital resources will be adequate to meet Antero Midstream's working capital requirements, capital expenditures program and expected quarterly cash distributions for at least the next twelve months.

        The board of directors of Antero Midstream's general partner has adopted a cash distribution policy pursuant to which Antero Midstream intends to distribute at least the minimum quarterly distribution of $0.17 per unit ($0.68 per unit on an annualized basis) on all of Antero Midstream's units to the extent Antero Midstream has sufficient cash after the establishment of cash reserves and the payment of Antero Midstream's expenses, including payments to Antero Midstream's general partner and its affiliates. For the year ended December 31, 2016, Antero Midstream made distributions of $1.03 per unit, or a total of $200.4 million, to the holders of Antero Midstream's limited partner units. The board of directors of Antero Midstream's general partner has declared a cash distribution of $0.28 per unit for the quarter ended December 31, 2016. The distribution was paid on February 8, 2017 to unitholders of record as of February 1, 2017.

        Antero Midstream expects its future cash requirements relating to working capital, maintenance capital expenditures and quarterly cash distributions to Antero Midstream's partners will be funded from cash flows internally generated from Antero Midstream's operations. Antero Midstream's expansion capital expenditures will be funded by borrowings under Antero Midstream's revolving credit facility or from potential capital markets transactions.

        The following table and discussion presents a summary of Antero Midstream's combined net cash provided by (used in) operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,
(in thousands)	2014	2015	2016
Operating activities	$169,433	$259,678	$378,607
Investing activities	(797,505)	(445,455)	(478,163)
Financing activities	858,264	(37,532)	106,715

Net increase (decrease) in cash and cash equivalents	$230,192	$(223,309)	$7,159

Cash Flow Provided by Operating Activities

        Net cash provided by operating activities was $169.4 million, $259.7 million and $378.6 million for the years ended December 31, 2014, 2015 and 2016, respectively. The increase in cash flows from operations from 2015 to 2016 was primarily the result of increased throughput volumes and revenues as a result of new gathering, compression and water systems placed in service in 2016. The increase in cash flows from operations from 2014 to 2015 was primarily the result of increased throughput volumes and revenues as a result of new gathering and compression systems placed in service in 2015.

Cash Flow Used in Investing Activities

        During the years ended December 31, 2014, 2015 and 2016, Antero Midstream used cash flows in investing activities of $797.5 million, $445.5 million and $478.2 million, respectively, as a result of Antero Midstream's capital expenditures for gathering systems, compressor stations and water handling and treatment systems. The increase in cash flows used in investing activities from 2015 to 2016 was primarily a result of capital expenditures for the water treatment facility, which is expected to be placed into service in the fourth quarter of 2017. The decrease in cash flows used in investing activities from 2014 to 2015 is primarily due to higher 2014 capital expenditures related to gathering capital projects.

        The board of directors of Antero Midstream's general partner has approved a capital budget of 800 million, which includes $460 million of expansion capital, $65 million of maintenance capital, and $275 million of capital investment in the Joint Venture. Antero Midstream's capital budgets may be adjusted as business conditions warrant. The amount, timing and allocation of capital expenditures is largely discretionary and, other than with respect to the Joint Venture and our non-controlling interest in Stonewall Gas Gathering, LLC, within Antero Midstream's control. If natural gas, NGLs and oil prices decline to levels below acceptable levels or costs increase to levels above acceptable levels, Antero Resources could choose to defer a significant portion of its budgeted capital expenditures until later periods. As a result, Antero Midstream may also defer a significant portion of Antero Midstream's budgeted capital expenditures to achieve the desired balance between sources and uses of liquidity and prioritize capital projects that Antero Midstream believes have the highest expected returns and potential to generate near-term cash flow. Antero Midstream routinely monitors and adjusts its capital expenditures in response to changes in Antero Resources' development plans, changes in prices, availability of financing, acquisition costs, industry conditions, the timing of regulatory approvals, success or lack of success in Antero Resources' drilling activities, contractual obligations, internally generated cash flow and other factors both within and outside Antero Midstream's control.

Cash Flow Provided by (Used in) Financing Activities

        Net cash provided by financing activities for the year ended December 31, 2016 of $106.7 million is the result of: (i) $650.0 million in proceeds from the issuance of the 2024 Notes and (ii) $65.4 million in proceeds from the Distribution Agreement. The following cash used in financing activities partially offset net cash provided by financing activities (described above): (i) the repayment of $410 million on the revolving credit facility, (ii) $182.4 million in quarterly cash distributions to Antero Midstream's unitholders (representing an increase in distributions to unitholders of $22.5 million from 2015) and (iii) the payment of $10.4 million of deferred financing costs on the 2024 Notes.

        Net cash used in financing activities for the year ended December 31, 2015 of $37.5 million is the result of: (i) $621.0 million in net cash distributions to Antero Resources, primarily in connection with the Water Acquisition, (ii) $107.2 million in quarterly cash distributions to Antero Midstream's unitholders and (iii) $52.7 million in deemed cash distributions to Antero Resources. The following cash provided by financing activities partially offset net cash used in financing activities (described above): (i) $505.0 million in net borrowings under the revolving credit facility and water facility in connection with the Water Acquisition and (ii) $240.7 million in net proceeds paid to Antero Resources for the private placement of common units in connection with the Water Acquisition.

        Net cash provided by financing activities for the year ended December 31, 2014 of $858.3 million is the result of: (i) $1.1 billion in net proceeds from the Antero Midstream IPO and (ii) $625.0 million in borrowings under the Predecessor credit facilities, partially offset by (i) $510.0 million in repayments on the revolving credit facility and (ii) $337.9 million net distributions to Antero Resources.

Debt Agreements

Revolving Credit Facility

        On November 10, 2014, in connection with the closing of the Antero Midstream IPO, Antero Midstream entered into a revolving credit facility with a syndicate of lenders. As of December 31, 2016, the revolving credit facility provided for lender commitments of $1.5 billion and for a letter of credit sublimit of $150 million. At December 31, 2016, Antero Midstream had $210 million of borrowings and no letters of credit outstanding under the revolving credit facility. The revolving credit facility will mature on November 10, 2019.

        Principal amounts borrowed are payable on the maturity date with such borrowings bearing interest that is payable quarterly. Antero Midstream has a choice of borrowing in Eurodollars or at the base rate. Eurodollar loans bear interest at a rate per annum equal to the LIBOR Rate administered by the ICE Benchmark Administration for one, two, three, six or twelve months plus an applicable margin ranging from 150 to 225 basis points, depending on the leverage ratio then in effect. Base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank's reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the rate for one month Eurodollar loans plus 100 basis points, plus an applicable margin ranging from 50 to 125 basis points, depending on the leverage ratio then in effect.

        The revolving credit facility is guaranteed by Antero Midstream's subsidiaries and is secured by mortgages on substantially all of Antero Midstream's and its subsidiaries' properties. The revolving credit facility contains restrictive covenants that may limit Antero Midstream's ability to, among other things:

  •
  incur additional indebtedness;

  •
  sell assets;

  •
  make loans to others;

  •
  make investments;

  •
  enter into mergers;

  •
  make certain restricted payments;

  •
  incur liens; and

  •
  engage in certain other transactions without the prior consent of the lenders.

        Borrowings under the revolving credit facility also require Antero Midstream to maintain compliance with the following financial ratios:

  •
  an interest coverage ratio, which is the ratio of Antero Midstream's consolidated EBITDA to its consolidated current interest charges of at least 2.5 to 1.0 at the end of each fiscal quarter; provided that upon obtaining an investment grade rating, the borrower may elect not to be subject to such ratio;

  •
  a consolidated total leverage ratio, which is the ratio of consolidated debt to consolidated EBITDA (annualized until the fiscal quarter ending September 30, 2016), of not more than 5.50 to 1.00 for the fiscal quarter ending December 31, 2015, of not more than 5.25 to 1.00 for the fiscal quarter ending March 31, 2016 and of not more than 5.00 to 1.00 for the fiscal quarter ending June 30, 2016 and each fiscal quarter thereafter; provided that after electing to issue unsecured high yield notes, the consolidated total leverage ratio will not be more than 5.25 to 1.0, or, following the election of the borrower for two fiscal quarters after a material acquisition, 5.50 to 1.0; and

  •
  if Antero Midstream elects to issue unsecured high yield notes, a consolidated senior secured leverage ratio, which is the ratio of consolidated senior secured debt to consolidated EBITDA, of not more than 3.75 to 1.0.

        Antero Midstream was in compliance with such covenants and ratios as of December 31, 2015 and 2016. The actual borrowing capacity available to Antero Midstream may be limited by the interest coverage ratio, consolidated total leverage ratio and consolidated senior secured leverage ratio covenants.

5.375% Senior Notes Due 2024

        On September 13, 2016, Antero Midstream and its wholly owned subsidiary, Finance Corp., as co-issuers, issued $650 million in aggregate principal amount of 5.375% senior notes due September 15, 2024 (the "2024 Notes") at par. The 2024 Notes are unsecured and effectively subordinated to the revolving credit facility to the extent of the value of the collateral securing the revolving credit facility. The 2024 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Antero Midstream's wholly owned subsidiaries (other than Finance Corp.) and certain of its future restricted subsidiaries. Interest on the 2024 Notes is payable on March 15 and September 15 of each year. Antero Midstream may redeem all or part of the 2024 Notes at any time on or after September 15, 2019 at redemption prices ranging from 104.031% on or after September 15, 2019 or 100.00% on or after September 15, 2022. In addition, prior to September 15, 2019, Antero Midstream may redeem up to 35% of the aggregate principal amount of the 2024 Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 105.375% of the principal amount of the 2024 Notes, plus accrued and unpaid interest. At any time prior to September 15, 2019, Antero Midstream may also redeem the 2024 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2024 Notes plus "make-whole" premium and accrued and unpaid interest. If Antero Midstream undergoes a change of control, the holders of the 2024 Notes will have the right to require Antero Midstream to repurchase all or a portion of the notes at a price equal to 101% of the principal amount of the 2024 Notes, plus accrued and unpaid interest.

Contractual Obligations

        At December 31, 2016, Antero Midstream had $210 million of borrowings and no letters of credit outstanding under the revolving credit facility. Under the terms of Antero Midstream's revolving credit facility, it is required to pay a commitment fee of 0.250% on any unused portion of the credit facility.

        A summary of Antero Midstream's contractual obligations as of December 31, 2016 is provided in the following table:

	Year Ended December 31,
(in millions)	2017	2018	2019	2020	2021	Thereafter	Total
Credit Facility(1)	$—	—	210	—	—	—	210
5.375% senior notes due 2024—principal	—	—	—	—	—	650	650
5.375% senior notes due 2024—interest	35	35	35	35	35	105	280
Water treatment(2)	69	6	—	—	—	—	75
Contingent acquisition consideration(3)	—	—	125	125	—	—	250

Total	$104	41	370	160	35	755	1,465

(1)
Includes outstanding principal amounts on Antero Midstream's revolving credit facility at December 31, 2016. This table does not include future commitment fees, interest expense or other fees on Antero Midstream's revolving credit facility because they are floating rate instruments and Antero Midstream cannot determine with accuracy the timing of future loan advances, repayments, or future interest rates to be charged.

(2)
Includes obligations related to Antero Midstream's water treatment facility.

(3)
In connection with the Water Acquisition, Antero Midstream agreed to pay Antero Resources (a) $125 million in cash if it delivers 176 million barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (b) an additional $125 million in cash if it delivers 219 million barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020.

Antero Midstream's Non-GAAP Financial Measures

        Antero Midstream views Adjusted EBITDA as an important indicator of its performance. Antero Midstream defines Adjusted EBITDA as net income before equity-based compensation expense, interest expense, depreciation expense, accretion of contingent acquisition consideration, excluding pre-acquisition income and expenses attributable to the parent, equity in earnings of unconsolidated affiliates and gain on sale of asset, and including cash distributions from unconsolidated affiliates.

        Antero Midstream uses Adjusted EBITDA to assess:

  •
  the financial performance of its assets, without regard to financing methods in the case of Adjusted EBITDA, capital structure or historical cost basis;

  •
  its operating performance and return on capital as compared to other publicly traded partnerships in the midstream energy sector, without regard to financing or capital structure; and

  •
  the viability of acquisitions and other capital expenditure projects.

        Antero Midstream defines Distributable Cash Flow as Adjusted EBITDA less cash interest paid, income tax withholding payments and cash reserved for payments upon vesting of equity-based compensation awards, cash reserved for bond interest payments and ongoing maintenance capital expenditures paid, excluding pre-acquisition amounts attributable to the parent, plus cash to be received from unconsolidated affiliates. Antero Midstream uses Distributable Cash Flow as a performance metric to compare the cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to unitholders. Distributable Cash Flow does not reflect changes in working capital balances.

        Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures. The GAAP measure most directly comparable to Adjusted EBITDA and Distributable Cash Flow is net income. The non-GAAP financial measures of Adjusted EBITDA and Distributable Cash Flow should not be considered as alternatives to the GAAP measure of net income. Adjusted EBITDA and Distributable Cash Flow are not presentations made in accordance with GAAP and have important limitations as an analytical tool because they include some, but not all, items that affect net income and Adjusted EBITDA. You should not consider Adjusted EBITDA and Distributable Cash Flow in isolation or as a substitute for analyses of results as reported under GAAP. Our definition of Adjusted EBITDA and Distributable Cash Flow may not be comparable to similarly titled measures of other partnerships.

        The following table represents a reconciliation of Antero Midstream's Adjusted EBITDA and Distributable Cash Flow to the most directly comparable GAAP financial measures for the periods presented:

	Year Ended December 31,
	2015	2016
	($ in thousands)
Reconciliation of Net Income to Adjusted EBITDA and Distributable Cash Flow:
Net income	$159,105	$236,703
Interest expense	8,158	21,893
Depreciation expense	86,670	99,861
Accretion of contingent acquisition consideration	3,333	16,489
Equity-based compensation	22,470	26,049
Equity in earnings of unconsolidated affiliates	—	(485)
Distributions from unconsolidated affiliates	—	7,702
Gain on sale of assets	—	(3,859)

Adjusted EBITDA	279,736	404,353
Pre-Water Acquisition net income attributed to parent	(40,193)	—
Pre-Water Acquisition depreciation expense attributed to parent	(18,767)	—
Pre-Water Acquisition equity-based compensation expense attributed to parent	(3,445)	—
Pre-Water Acquisition interest expense attributed to parent	(2,326)	—

Adjusted EBITDA attributable to the Partnership	215,005	404,353
Cash interest paid, net—attributable to the Partnership	(5,149)	(13,494)
Income tax witholding upon vesting of Antero Midstream LP equity-based compensation awards	(4,806)	(5,636)
Cash reserved for bond interest(1)	—	(10,481)
Maintenance capital expenditures(2)	(13,097)	(21,622)

Distributable cash flow	$191,953	$353,120

(1)
Cash reserved for bond interest payments represents accrued interest expense on Antero Midstream's 5.375% senior notes outstanding during the period that is paid on a semi-annual basis on March 15th and September 15th of each year.

(2)
Maintenance capital expenditures represent that portion of Antero Midstream's estimated capital expenditures associated with (i) the connection of new wells to Antero Midstream's gathering and compression systems that Antero Midstream believes will be necessary to offset the natural production declines Antero Resources will experience on all of its wells over time and (ii) water delivery to new wells necessary to maintain the average throughput volume on Antero Midstream's systems.

Antero Midstream's Critical Accounting Policies and Estimates

        The following discussion relates to the critical accounting policies and estimates for both Antero Midstream and its predecessor. The discussion and analysis of Antero Midstream's financial condition and results of operations are based upon Antero Midstream's financial statements, which have been prepared in accordance with GAAP. The preparation of Antero Midstream's combined consolidated financial statements requires Antero Midstream to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Antero Midstream evaluates its estimates and assumptions on a regular basis. Antero Midstream bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of Antero Midstream's financial statements. Antero Midstream provides expanded discussion of Antero Midstream's more significant accounting policies, estimates and judgments below. Antero Midstream believes these accounting policies reflect Antero Midstream's more significant estimates and assumptions used in preparation of Antero Midstream's financial statements. See Note 2 to the audited historical combined financial statements of Antero Midstream appearing elsewhere in this prospectus for a discussion of additional accounting policies and estimates made by management.

General and Administrative and Equity-Based Compensation Costs

        General and administrative costs are charged or allocated to Antero Midstream based on the nature of the expenses and are allocated based on Antero Midstream's proportionate share of Antero Resources' gross property and equipment, capital expenditures and labor costs, as applicable. These allocations are based on estimates and assumptions that management believes are reasonable.

        Equity-based compensation grants are measured at their grant date fair value and related compensation cost is recognized over the vesting period of the grant. Compensation cost for awards with graded vesting provisions is recognized on a straight-line basis over the requisite service period of each separately vesting portion of the award. Estimating the fair value of each award, the number of awards that will ultimately vest and the forfeiture rate requires management to apply judgment to estimate the tenure of Antero Midstream's employees.

        Equity-based compensation expenses are allocated to Antero Midstream based on its proportionate share of Antero Resources' labor costs. These allocations are based on estimates and assumptions that management believes are reasonable.

Fair Value Measurement

        The Financial Accounting Standards Board (the "FASB") Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also relates to all nonfinancial assets and liabilities that are not recognized or disclosed on a recurring basis (e.g., the initial recognition of asset retirement obligations and impairments of long-lived assets). The fair value is the price that Antero Midstream estimates would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy is used to prioritize inputs to valuation techniques used to estimate fair value. An asset or liability subject to the fair value requirements is categorized within the hierarchy based on the lowest level of input that is significant to the fair value measurement. Antero Midstream's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The highest priority (Level 1) is given to unadjusted quoted market prices in active markets for identical assets or liabilities, and the lowest priority (Level 3) is given to unobservable inputs. Level 2 inputs are data, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

        In connection with the Water Acquisition, Antero Midstream has agreed to pay Antero Resources (a) $125 million in cash if Antero Midstream delivers 176,295,000 barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (b) an additional $125 million in cash if Antero Midstream delivers 219,200,000 barrels or more of fresh water during the period between

January 1, 2018 and December 31, 2020. This contingent consideration liability is valued based on Level 3 inputs.

        Antero Midstream accounts for contingent consideration in accordance with applicable accounting guidance pertaining to business combinations. Antero Midstream is contractually obligated to pay Antero Resources contingent consideration in connection with the Water Acquisition, and therefore recorded this contingent consideration liability at the time of the Water Acquisition. Antero Midstream updates its assumptions each reporting period based on new developments and adjust such amounts to fair value based on revised assumptions, if applicable, until such consideration is satisfied through payment upon achievement of the specified objectives or it is eliminated upon failure to achieve the specified objectives.

New Accounting Pronouncements Affecting Antero Midstream

        On May 28, 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. Additionally, on May 3, 2016, the FASB issued ASU No. 2016-11, which rescinds SEC accounting guidance regarding the use of the entitlements method for recognition of natural gas revenues. The new standards become effective for Antero Midstream on January 1, 2018. Early application is not permitted. The standards permit the use of either the retrospective or cumulative effect transition method. Antero Midstream has not yet selected a transition method. While Antero Midstream is still evaluating the effect that ASU 2014-09 and ASU No. 2016-11 will have on its consolidated financial statements and related disclosures, currently, Antero Midstream does not believe that there will be a significant effect on its consolidated financial statements upon adoption of these standards. To the extent applicable, upon adoption, Antero Midstream may be required to comply with expanded disclosure requirements, including the disaggregation of revenues to depict the nature and uncertainty of types of revenues, contract assets and liabilities, current period revenues previously recorded as a liability, performance obligations, significant judgments and estimates affecting the amount and timing of revenue recognition, determination of transaction prices and allocation of the transaction price to performance obligations. Antero Midstream continues to monitor relevant industry guidance regarding implementation of ASU 2014-09 and ASU 2016-11 and adjust its implementation strategies as necessary. Antero Midstream believes that adoption of the standards will not impact its operational strategies, growth prospects, or cash flows.

        On February 25, 2016, the FASB issued ASU No. 2016-02, Leases, which requires all leasing arrangements to be presented in the balance sheet as liabilities along with a corresponding asset. The ASU will replace most existing leases guidance in GAAP when it becomes effective. The new standard becomes effective for Antero Midstream on January 1, 2019. Although early application is permitted, Antero Midstream does not plan to early adopt the ASU. The standard requires the use of the modified retrospective transition method. Antero Midstream is evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures. Currently, Antero Midstream is evaluating the standard's applicability to its various contractual arrangements. Antero Midstream believes that adoption of the standard will result in increases to its assets and liabilities on its consolidated balance sheet, as well as changes to the presentation of certain operating expenses on its consolidated statement of operations; however, Antero Midstream has not yet determined the extent of the adjustments that will be required upon implementation of the standard. Antero Midstream continues to monitor relevant industry guidance regarding implementation of ASU 2016-02 and adjust its implementation strategies as necessary. Antero Midstream believes that adoption of the standard will not impact its operational strategies, growth prospects or cash flows.

Antero Midstream's Off-Balance Sheet Arrangements

        As of December 31, 2016, Antero Midstream did not have any off-balance sheet arrangements.

OUR BUSINESS

General

        We are a Delaware limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes. We own the general partner of Antero Midstream and all of the IDRs in Antero Midstream. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on the IDRs. Antero Midstream is a growth-oriented master limited partnership 59% owned by Antero Resources that was formed to own, operate and develop midstream energy infrastructure primarily to service Antero Resources' rapidly increasing production and completion activity in the Appalachian Basin's Marcellus Shale and Utica Shale located in West Virginia and Ohio. We believe that Antero Midstream's strategically located assets and integrated relationship with Antero Resources position it to be a leading Appalachian midstream provider across the full midstream value chain. Through our ownership interest in IDR LLC, our subsidiary, we receive cash distributions from Antero Midstream on the IDRs. We expect these cash distributions to increase substantially over time as Antero Midstream executes its business strategy.

        Antero Resources is the second largest natural gas and the largest NGL producer in Appalachia and the eighth largest natural gas producer in North America based on fourth quarter 2016 production volumes. Antero Resources holds over 616,000 net acres as of December 31, 2016 in the highly prolific southwestern core of the Marcellus Shale in northwest West Virginia and southwestern Pennsylvania, and the core of the Utica Shale in southern Ohio. Antero Resources believes the Marcellus and Utica Shales are two of the premier North American shale plays. Since January 2010, the combined natural gas production in the Marcellus and Utica Shales has increased by over 18 Bcf/d from 4 Bcf/d in 2010 to 22 Bcf/d in 2016 and currently represents over 30% of total U.S. natural gas production. Additionally, according to Wood Mackenzie, Marcellus and Utica Shale production is expected to grow to 37 Bcf/d by 2021, which would account for 40% of total expected U.S. natural gas production. Since 2010, Antero Resources has drilled and completed 529 horizontal wells in the Marcellus Shale and 150 horizontal wells in the Utica Shale with a 100% drilling success rate. As of December 31, 2016, Antero Resources reported estimated net proved reserves of 15.4 Tcfe and its net 3P drilling inventory consisted of 3,630 identified potential horizontal well locations. Antero Resources' 2017 drilling and completion budget of $1.3 billion is expected to fund the completion of 170 wells, operating an average of seven drilling rigs, including four in the Marcellus Shale and three in the Utica Shale. For 2017, Antero Resources has publicly announced net daily production of 2.16 Bcfe/d to 2.25 Bcfe/d, which represents an 85% compound annual growth rate since 2010. Antero Resources is Antero Midstream's largest customer and accounted for substantially all of Antero Midstream's revenues for the year ended December 31, 2016.

        Antero Midstream's assets consist of gathering pipelines, compressor stations, processing and fractionation plants and water handling and treatment infrastructure, through which Antero Midstream provides gathering, compression, processing, fractionation and integrated water services, including fresh water delivery services and other fluid handling services. These services are provided to Antero Resources under long-term, fixed-fee contracts, limiting Antero Midstream's direct exposure to commodity price risk. As of December 31, 2016, all of Antero Resources' approximate 702,000 gross acres (616,000 net acres) are dedicated to Antero Midstream for gathering, compression and water services, except for approximately 173,000 gross acres subject to third-party gathering and compression commitments. Under its agreements with Antero Midstream, and subject to any pre-existing dedications or other third-party commitments, Antero Resources has dedicated to Antero Midstream all of its current and future acreage in West Virginia, Ohio and Pennsylvania for gathering and compression services and all of its acreage within defined services areas in West Virginia and Ohio for water services. Antero Midstream also has certain rights of first offer with respect to gathering, compression, processing and fractionation services and water services for acreage located outside of the existing dedicated areas. The gathering and compression and water services agreements each have a 20-year initial term and are subject to automatic annual renewal after the initial term. Additionally, in connection with Antero Midstream's entry into a joint venture with

MarkWest, a wholly owned subsidiary of MPLX, to develop processing and fractionation assets in Appalachia, Antero Midstream released to the Joint Venture its right to provide certain processing and fractionation services on 195,000 gross acres held by Antero Resources in Ritchie, Tyler and Wetzel Counties in West Virginia. The processing and fractionation arrangements are underpinned by long-term agreements subject to automatic annual renewal after the initial term.

        We own the IDRs in Antero Midstream through our interest in IDR LLC, which we control as the managing member. IDR LLC has issued all of its capital interests to us in the form of Series A Units and has issued Series B Units, representing profits interests that vest ratably over a three-year period, to certain senior members of Antero Midstream's management team. Through our interest in IDR LLC, we receive 100% of the first $7.5 million of quarterly cash distributions paid by Antero Midstream on the IDRs. The Series B Holders will receive up to 6% of all quarterly cash distributions in excess of $7.5 million paid by Antero Midstream on the IDRs and we will receive the remainder of such distributions. Based on Antero Midstream's existing incentive distribution structure, the IDRs are entitled to receive increasing percentages of Antero Midstream's quarterly cash distributions to the extent those distributions exceed $0.1955 per unit per quarter, including 50% of all incremental cash distributed by Antero Midstream per quarter after Antero Midstream has distributed $0.2550 per unit in respect of its common units for that quarter. We in turn will pay our shareholders, on a quarterly basis, distributions equal to the cash distributions we receive on the IDRs, less distributions paid to or reserved for the Series B Holders, taxes and other expenses.

        We believe that as Antero Midstream continues to execute on its business objective to consistently increase its distributions to its unitholders over time, Antero Midstream will in turn substantially increase its cash distributions on the IDRs. Since its initial public offering, Antero Midstream has grown its quarterly distribution 65% from its minimum quarterly distribution of $0.17 per unit ($0.68 per unit on an annualized basis) for the quarter ended December 31, 2014 (the initial quarter for which Antero Midstream paid a quarterly cash distribution) to $0.28 per unit ($1.12 per unit on an annualized basis) for the quarter ended December 31, 2016. For 2017, Antero Midstream has publicly announced distribution growth guidance of 28% to 30% as compared to 2016. Antero Midstream's ability to consistently grow its cash distributions is driven by a combination of Antero Resources' production growth and Antero Midstream's accretive build-out of additional midstream infrastructure to service that production growth.

        Based on Antero Midstream's quarterly distribution of $0.28 per unit for the fourth quarter of 2016 and the number of outstanding Antero Midstream units as of February 1, 2017, the record date for such distribution, Antero Midstream's aggregate quarterly cash distributions in respect of the IDRs were approximately $7.5 million for that quarter. The graph below illustrates the growth in Antero Midstream's historical quarterly distributions per unit and the aggregate distributions paid by Antero Midstream on all of its partnership interests, including the IDRs, during each of the periods presented.

(1)
Antero Midstream's historical distributions are not necessarily indicative of its ability to distribute similar amounts or continue to increase such distributions in the future. Please read "Risk Factors—Risks Related to Antero Midstream's Business" for a description of the risks that could cause Antero Midstream's future distributions to differ materially from its historical distributions.

(2)
Represents quarterly distributions per unit declared and paid since the completion of the Antero Midstream IPO.

(3)
Represents the aggregate quarterly cash value of distributions declared and paid on Antero Midstream's common and subordinated units and IDRs since the Antero Midstream IPO.

(4)
Antero Midstream paid a cash distribution of $0.0943 per unit for the partial quarter ended December 31, 2014, the quarter in which it completed the Antero Midstream IPO. This amount represented the prorated minimum quarterly distribution of $0.17 per unit, or $0.68 per unit on an annualized basis.

(5)
On February 9, 2017, in connection with the payment of the fourth quarter 2016 quarterly distribution to Antero Midstream's unitholders of record on February 1, 2017, all of the subordinated units in Antero Midstream converted into common units on a one-for-one basis.

        The following graph presents the impact on aggregate cash available for distribution resulting from potential changes in Antero Midstream's 2016 annualized distribution of $1.03 per unit. The potential distribution increases presented are consistent with Antero Midstream's 2017 annual distribution growth guidance of 28% to 30%. This information is presented for illustrative purposes only and is not intended to be a prediction of our actual future performance.

Antero Midstream Hypothetical Distribution per Unit		$0.68			$0.80			$1.03			$1.33			$1.71			$2.21			$2.85
AMGP Hypothetical Distribution per Common Share(3)	$			$			$			$			$			$			$
% Growth			%			%			%			%			%			%			%

(1)
Amounts shown in the graph above represent our potential cash available for distribution assuming different hypothetical distributions by Antero Midstream on its outstanding common units. Per-unit amounts shown are based on 185,793,884 common units outstanding as of February 28, 2017. The issuance of additional common units by Antero Midstream, including common units issued from time to time under Antero Midstream's at-the-market equity offering program, may decrease cash distributions by Antero Midstream on its IDRs, which, in turn, would reduce our cash available for distribution.

(2)
AMGP cash available for distribution based on total IDR distributions from Antero Midstream, less (i) distributions to be paid to or reserved for Series B Holders, (ii) general and administrative expenses and (iii) U.S. federal and state income taxes, (assuming a 38% effective income tax rate).

(3)
Represents our cash available for distribution, divided by an assumed                    common shares outstanding.

        As demonstrated in the graph above, we expect our cash available for distribution to grow at a multiple of the underlying rate of growth of Antero Midstream's distributions on its units. Accordingly, our primary business objective is to increase our cash available for distribution to our shareholders through Antero Midstream's execution of its business strategy. The impact of changes in Antero Midstream's per unit cash distribution levels on our cash available for distribution will vary depending on several factors, including the number of outstanding Antero Midstream common units on the record date for cash distributions. In addition, the level of our cash available for distribution is subject to risks associated with the underlying business of, and an investment in, Antero Midstream. Please read "Risk Factors—Risks Related to Antero Midstream's Business." If one or more of these risks were to occur, Antero Midstream's cash available for distribution would decrease, which would decrease the distributions paid to IDR LLC and, in turn, the distributions IDR LLC pays to us. Please read "Risk Factors—Risks Inherent in an Investment in Us—A reduction in Antero Midstream's distributions will disproportionately affect the amount of cash distributions on the IDRs." Such a decrease would reduce our cash available for distribution and the distributions we pay our shareholders.

        We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $        per common share. In general, distributions on the common shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the common shares, but instead holders of common shares will receive a Form 1099 with respect to distributions received on the common shares. Please read "Summary—The Offering—Material U.S. Federal Income Tax Consequences."

How Our Partnership Agreement Terms Differ from Those of Other Publicly Traded Partnerships

        Although we are organized as a limited partnership, the terms of our partnership agreement differ from those of Antero Midstream and many other publicly traded partnerships. For example:

  •
  Our general partner is not entitled to incentive distributions. Most publicly traded partnerships have incentive distribution rights that entitle the general partner to receive increasing percentages, commonly up to 50%, of the cash distributed in excess of a certain per share distribution.

  •
  Distributions on the common shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the common shares, instead holders of common shares will receive a Form 1099 with respect to distributions received on the common shares. Like distributions on corporate stock, our distributions will only be treated as dividends to the extent of our current or accumulated earnings and profits (as computed for U.S. federal income tax purposes).

        For a more complete description of the terms of our partnership agreement, please read the summaries in "Description of Our Common Shares" and "Description of Our Partnership Agreement," as well as Appendix A—Agreement of Limited Partnership of Antero Midstream GP LP.

Legal Proceedings

        We are not currently a party to any legal proceedings. Antero Midstream is a party to various legal proceedings and/or regulatory proceedings incidental to its business. Any adverse result in these proceedings could result in a reduction in the cash that Antero Midstream distributes to IDR LLC, which in turn, would reduce the cash we have available to distribute to our shareholders.

        Antero Midstream maintains insurance policies with insurers in amounts and with coverage and deductibles that it, with the advice of Antero Midstream's insurance advisors and brokers, believe are reasonable and prudent. Neither we nor Antero Midstream can, however, assure you that this insurance will be adequate to protect Antero Midstream from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices.

Employees

        We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by Antero Resources, and our general partner will pay Antero Resources an annual fee for general and administrative services. This fee will initially be $         million per year and will be subject to adjustment on an annual basis, beginning on January 1, 2018, based on the Consumer Price Index. The fee will also be subject to adjustment if a material event occurs that impacts the general and administrative services provided to us, such as acquisitions, entering into new lines of business or changes in laws, regulations, listing requirements or accounting rules. In addition to the general and administrative services provided to us by Antero Resources we also expect to incur direct annual expenses of approximately $         million per year for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal services, (vi) tax services and (vii) accounting services. We will be responsible for all of these direct expenses, including income taxes payable by us.

        In addition to the fee and expenses described above, we will reimburse Antero Resources for expenses incurred (i) on our behalf; (ii) on behalf of our general partner; or (iii) for any other purpose related to our business and activities or those of our general partner. We will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain our legal existence and good standing. There is no limit on the amount of fees and expenses our general partner may be required to pay to affiliates of our general partner on our behalf pursuant to the services agreement.

Antero Resources Corporation

        Antero Resources is Antero Midstream's largest customer and is the second largest natural gas and the largest NGL producer in Appalachia and the eighth largest natural gas producer in North America. Antero Resources' projected net daily production of 2.2 Bcfe/d (assuming the midpoint of Antero Resources' guidance for 2017) represents an 85% CAGR since 2010.

        The chart below illustrates the significant Appalachian Basin production growth achieved by Antero Resources since 2010. Antero Resources relies primarily on Antero Midstream to deliver the gathering, compression and water handling and treatment infrastructure necessary to support its continued growth, which should result in significant increases in gathering, compression, fresh water delivery and other fluid handling services volumes. Antero Resources has publicly announced annual production growth guidance of 20% to 25% for 2017 as compared to 2016 guidance of 1.8 Bcfe/d.

(1)
Based on Antero Resources' publicly disclosed forecast of estimated net daily production for 2017. We cannot assure you that actual net daily production will meet or exceed estimated amounts. For a description of certain factors that could negatively impact Antero Resources' business and cause its actual net daily production to be less than estimated amounts, please read "Risk Factors—Risks Related to Antero Midstream's Business—Because substantially all of Antero Midstream's revenue is derived from Antero Resources, any development that materially and adversely affects Antero Resources' operations, financial condition or market reputation could have a material and adverse impact on us."

        The following table highlights the scale of Antero Resources' gross acreage position and gross drilling locations dedicated to Antero Midstream and to third parties for gathering and compression services and water services, respectively, as of December 31, 2016. With 3,630 identified potential horizontal well locations in Antero Resources' net 3P reserves as of December 31, 2016, Antero Resources maintains an approximate 21-year drilling inventory (based on its expected 2017 completion activity), which we believe will provide significant demand for further gathering and compression services and water services. In connection with its entry into the Joint Venture, Antero Midstream released to the Joint Venture its right to provide certain processing and fractionation services on 195,000 gross acres held by Antero Resources in Ritchie, Tyler and Wetzel Counties in West Virginia.

		Gross Drilling Locations(1)						2017 Estimated Completion Activity
	Gross Acres	Dry Gas	Rich Gas	Highly Rich Gas	Highly Rich Gas/ Condensate	Condensate	Total	Average Rigs	Wells
Marcellus	530,000	572	543	1,125	683	—	2,923	4	135
Utica	172,000	253	105	41	130	178	707	3	35

Total Acreage Dedicated to Antero Midstream for Water Services(2)	702,000	825	648	1,166	813	178	3,630	7	170

Total Acreage Dedicated to Third Parties for Gathering and Compression Services	173,000	355	254	—	—	—	609	N/A	N/A

Total Acreage Dedicated to Antero Midstream for Gathering and Compression Services	529,000	470	394	1,166	813	178	3,021	N/A	N/A

(1)
Gross acres and gross undrilled locations as of December 31, 2016.

(2)
Antero Resources' estimated net proved, probable and possible reserves associated with this acreage were 15.4 Tcfe, 29.1 Tcfe and 1.9 Tcfe, respectively, as of December 31, 2016.

Antero Midstream Partners LP

        Antero Midstream is a growth-oriented master limited partnership 59% owned by Antero Resources and formed to own, operate and develop midstream energy infrastructure primarily to service Antero Resources' rapidly increasing production and completion activity under long-term, fixed-fee contracts. Antero Midstream's assets are located in the prolific liquids-rich and dry southwestern core of the Marcellus Shale in northwest West Virginia and the core of the Utica Shale in southern Ohio, which Antero Resources believes are two of the premier North American shale plays and are its primary operating areas.

Gathering and Processing Assets

        Antero Midstream's gathering assets consist of 8-, 12-, 16-, 20- and 24-inch high and low pressure gathering pipelines and compressor stations that collect natural gas and condensate from Antero Resources' wells in the Marcellus Shale in West Virginia and the Utica Shale in Ohio. Additionally, Antero Midstream owns a 15% non-controlling equity interest in Stonewall Gas Gathering, LLC, for which Antero Resources is an anchor shipper. As of December 31, 2016, Antero Midstream owned and operated 173 miles of low-pressure pipeline, 134 miles of high-pressure pipeline and 19 miles of condensate pipeline, as well as 11 compression stations with 1,135 MMcf/d of capacity. In addition, Antero Midstream increased its average daily low pressure gathering volumes from 1,016 for the year ended December 31, 2015 to 1,403 for the year ended December 31, 2016 as Antero Resources continued to increase its production. Under its gathering and compression agreement with Antero Resources, Antero Midstream receives a low pressure gathering fee of $0.31 per Mcf, a high pressure gathering fee of $0.19 per Mcf, a compression fee of $0.19 per Mcf and a condensate gathering fee of $4.17 per Bbl as of December 31, 2016. In each case, these fees are fixed and subject to annual CPI-based adjustments.

        Antero Midstream's processing assets include a 50% non-operated equity interest in natural gas processing plants in West Virginia through the Joint Venture. The Joint Venture also owns a 33 1/3% interest in the recently commissioned third fractionator at the Hopedale complex. Please read "Summary—Recent Developments—Antero Midstream Strategic Processing and Fractionation Joint Venture and Increased 2017 Guidance." In connection with its entry into the Joint Venture, Antero Midstream released to the Joint Venture its right to provide certain processing and fractionation services on 195,000 gross acres held by Antero Resources in Ritchie, Tyler and Wetzel Counties in West Virginia. The Joint Venture's processing activity is expected to begin with Plant 7 at the Sherwood processing facility in the first quarter of 2017 and will continue with Plants 8 and 9, which are under construction and scheduled to be placed into service during the third quarter of 2017 and the first quarter of 2018, respectively.

        The Joint Venture's processing assets are underpinned by long-term, fee-based arrangements pursuant to which the Joint Venture will process Antero Resources' liquids-rich production from the Marcellus Shale. In addition to the processing assets, the Joint Venture will own C3+ fractionation capacity at the Hopedale complex in Harrison County, Ohio supported by Antero Resources and other third-party producers. The Joint Venture will have the option to participate in additional fractionation capacity in the future, contingent on further C3+ NGL production growth from the Joint Venture processing plants.

Water Handling and Treatment Assets

        Antero Midstream's water handling and treatment assets include fresh water delivery systems and other fluid handling assets. Antero Midstream's fresh water delivery assets consist of two independent systems that deliver fresh water from sources including the Ohio River, local reservoirs as well as several regional waterways. The other fluid handling assets also consist of flowback and produced water assets used to provide services for well completion and production operations in Antero Resources' operating areas. The fresh water delivery assets consist of permanent buried pipelines, surface pipelines and fresh water storage facilities, as well as pumping stations and impoundments to transport fresh water throughout the systems. The other fluid handling services assets consist of wastewater transportation, disposal and treatment, including services to be provided through the Antero Clearwater Facility, a 60,000 Bbl/d advanced wastewater treatment complex that is currently under construction in Doddridge County, West Virginia and is expected to be placed in service in the fourth quarter of 2017. Once in service, we expect the Antero Clearwater Facility will be the largest advanced wastewater treatment facility in the world specifically built for oil and gas operations. In West Virginia, Antero Midstream owned and operated 203 miles of buried and surface fresh water pipelines that service Antero Resources' drilling activities, as well as 22 centralized water storage facilities, as of December 31, 2016. In Ohio, Antero Midstream owned and operated 83 miles of buried and surface fresh water pipelines that service Antero Resources' drilling activities, as well as 14 centralized water storage facilities, as of December 31, 2016. Under its water services agreement with Antero Resources, Antero Midstream receives a fixed fee of $3.69 per barrel in West Virginia and a fixed fee of $3.64 per barrel in Ohio and all other locations for fresh water deliveries by pipeline directly to the well site as of December 31, 2016. In each case, these fees are fixed and subject to annual CPI-based adjustments.

        The following table sets forth selected Antero Midstream operating and financial data for the years ended December 31, 2015 and 2016:

	Year Ended December 31, 2015	Year Ended December 31, 2016	Change
Operating Data:
Gathering—low pressure (MMcf/d)	1,016	1,403	38%
Gathering—high pressure (MMcf/d)	1,186	1,316	11%
Compression (MMcf/d)	432	741	72%
Fresh water delivery (MBbl/d)	96	123	29%
Financial Data:
Adjusted EBITDA ($MM)	$280	$404	45%
Distributable Cash Flow ($MM)	$192	$353	84%
Distributions ($MM)	$132	$200	52%
Distribution Coverage Ratio	1.45x	1.76x	21%

Right of First Offer for Midstream Services

        Antero Midstream has a right of first offer agreement with Antero Resources, pursuant to which Antero Resources has agreed, subject to certain exceptions, not to procure any processing or fractionating services with respect to its production (other than production on acreage subject to a pre-existing dedication or other third-party commitment) without first offering Antero Midstream the right to provide such services.

Antero Midstream's Business Strategies

        Antero Midstream's principal business objective is to increase the quarterly cash distributions that it pays to its unitholders over time while ensuring the ongoing stability of its business. Antero Midstream expects to achieve this objective through the following business strategies:

  •
  Leveraging extensive asset base to meet Antero Resources' current and future infrastructure needs.  Antero Midstream owns and operates a newly-constructed, high-capacity asset base that will allow it to gather, compress and process significant incremental natural gas volumes, as well as fractionate incremental C3+ NGL volumes. Additionally, the high-capacity asset base will allow it to deliver incremental fresh water volumes and provide fluid-handling services for significant incremental produced and flowback volumes. Antero Midstream intends to continue to develop its midstream infrastructure to move Antero Resources' production to market. Antero Resources' publicly announced production growth guidance of 20% to 25% in 2017 is expected to result in Antero Midstream throughput volume growth in excess of 20% to 25%, and is driven by Antero Resources' plan to complete approximately 170 horizontal wells with an average lateral length of approximately 9,300 feet, the majority of which is focused on Antero Midstream dedicated acreage. Antero Resources expects to utilize advanced completions on these locations, resulting in increased water volumes and higher sand concentrations. In 2016, Antero Resources' advanced completions resulted in increased fresh water volumes delivered by Antero Midstream and improved throughput on the gathering and compression assets driven by higher overall wellhead recoveries. In addition, as of December 31, 2016, Antero Resources' drilling inventory consisted of 3,630 identified potential horizontal well locations on its contiguous acreage position, giving Antero Resources an approximate 21-year drilling inventory (based on expected 2017 completion activity) and, consequently, visible long-term demand for Antero Midstream's services.

  •
  Focusing on stable, fixed-fee business to avoid direct commodity price exposure.  Antero Midstream's gathering, compression, processing, fractionation and water services arrangements with Antero Resources provide for a fixed-fee structure, and Antero Midstream intends to continue to pursue additional fixed-fee opportunities with Antero Resources and third parties in order to avoid direct commodity price exposure. Antero Midstream will focus on obtaining additional long-term commitments from customers, which may include reservation-based charges, volume commitments and acreage dedications.

  •
  Investing in a significant backlog of attractive organic growth opportunities.  Antero Midstream's strategy is to organically develop midstream infrastructure to support Antero Resources' robust development program. Antero Midstream believes that organic projects will be a key driver of its growth in the future and expects to construct additional gathering systems, compressor stations, processing and fractionation plants and water handling and treatment assets to meet Antero Resources' significant long-term production growth expectations. We believe Antero Midstream's organic growth strategy generally provides more attractive returns and project economics than an approach based on third-party acquisitions or sponsor drop-downs, as it avoids the risks and costs associated with the competitive acquisition market and/or a reliance on capital markets for acquisition financing. Additionally, Antero Midstream's significant acreage dedication and relationship with Antero Resources provides Antero Midstream with increased visibility into and knowledge of Antero Resources' development program, supporting a just-in-time approach to infrastructure investment and further enhancing project economics.

  •
  Growing Antero Midstream's business through Antero Resources' continuing expansion of its acreage footprint in the Marcellus and Utica Shales.  Antero Resources' management team has significant experience in mergers and acquisitions and will selectively review opportunities to acquire assets from third parties. From 2010 to 2016, Antero Resources has increased both its overall acreage position and its acreage dedicated to water services by more than 25%, driving incremental greenfield expansion projects.

  •
  Expanding beyond existing services to operate across the full midstream value chain.  While traditionally Antero Midstream has provided gathering, compression and water services to Antero Resources, Antero Midstream has recently expanded its midstream services to include natural gas processing and C3+ NGL fractionation through its interest in the Joint Venture. In addition, Antero Midstream plans to expand its existing midstream services to include long-haul interstate pipelines, NGL product pipelines and storage provided to Antero Resources and other third parties. Antero Midstream expects significant growth in demand for all of its midstream services as a result of the anticipated production growth from Antero Resources and third parties based on the increasing productivity of completed wells and low cost nature of the Marcellus and Utica Shales.

  •
  Expanding Antero Midstream's business by developing a third-party customer base in the most productive natural gas basins in North America.  Antero Resources represented 99.86% of Antero Midstream's revenues for the year ended December 31, 2016, while third-party customers represented the remaining amount. While Antero Midstream will devote substantially all of its resources in the near term to meeting Antero Resources' needs, Antero Midstream expects to market its services to, and pursue strategic relationships with, third-party producers over time in the highly productive, low cost Marcellus and Utica Shales. We believe that Antero Midstream's early, significant footprint of gathering and compression and water handling and treatment infrastructure in the Marcellus and Utica Shales provides it with a competitive advantage that we believe will allow Antero Midstream to attract third-party throughput volumes in the future. However, Antero Midstream's forecast contains no third-party volumes for the twelve-month period ending June 30, 2018.

Antero Midstream's Competitive Strengths

        Antero Midstream is well-positioned to significantly grow distributions on its partnership interests, including its IDRs, by capitalizing on the following competitive strengths:

  •
  Sustainable outsized growth.  Antero Midstream commenced cash distributions on its IDRs in the third quarter of 2015. In addition, Antero Midstream's fourth quarter 2016 distribution of $0.28 per unit represented a 65% increase as compared to its minimum quarterly distribution of $0.17 per unit and represented the second quarter that Antero Midstream's distribution was above the 50% tier distribution target amount, entitling the IDRs to receive up to 50% of all incremental cash distributed in a given quarter after each common and subordinated unit of Antero Midstream received $0.255 per unit for that quarter. Since its initial public offering in November 2014, Antero Midstream has increased its quarterly distribution each quarter while maintaining average distributable cash flow coverage of 1.58x. Antero Midstream expects to declare distributions in 2017 that are 28% to 30% above the distributions declared for 2016.

  •
  Appalachia focused with exposure to diverse hydrocarbon mix.  Antero Midstream believes it has the largest dedicated acreage position in the core of both the liquids-rich and dry Marcellus and Utica Shales due to its gathering, compression, processing, fractionation and water services arrangements with Antero Resources, providing a diverse investment opportunity set for gas, NGL and condensate gathering, compression, processing and fractionation, as well as water handling and treatment projects. The diverse hydrocarbon mix provides Antero Midstream with multiple points at which to capture a hydrocarbon molecule, generating multiple investment and growth opportunities over time. The anticipated gas, NGL, condensate and fresh and produced and flow back water volume growth is driven by Antero Resources' peer-leading development program in two of the lowest-cost shale plays in North America.

  •
  Economic strength of Antero Resources' development program.  We believe the attractiveness of Antero Resources' portfolio of both liquids-rich and dry acreage and its low development cost relative to recoveries will support long-term demand for Antero Midstream's services in a variety of commodity price environments. The economic strength of Antero Resources' development program is substantially supported by:

  •
  Antero Resources' multi-decade drilling inventory.    Antero Resources' drilling inventory as of December 31, 2016 consisted of 3,630 identified potential horizontal well locations, which include more than 2,500 locations that deliver breakeven economics (defined as a pre-tax rate of return of 20% at below $3.00 per MMBtu NYMEX prices assuming December 31, 2016 strip pricing for oil and NGLs). Antero Resources believes its core inventory is the largest in Appalachia, with 3,400 of such identified locations being in the core of the Marcellus and Utica Shales as of December 31, 2016. Based on its expected 2017 completion activity, these core locations give Antero Resources a 21-year drilling inventory as of December 31, 2016.

  •
  Antero Resources' exposure to a large resource of liquids-rich gas and condensate.    Liquids-rich gas production generally enhances well economics due to the processing margin generated by higher-value NGL products, such as propane and butane. In addition, the wellhead condensate often associated with liquids-rich production can further increase well economics. Approximately 70% of Antero Resources' 3,630 identified potential horizontal well locations as of December 31, 2016 target the liquids-rich gas regions of the Marcellus and Utica Shales.

  •
  Antero Resources' status as a low-cost leader.    Antero Resources has implemented operational efficiencies to give it some of the lowest development costs per Mcfe in the Marcellus and Utica Shales, such as (i) pad drilling that is expected to average nine wells per pad in the Marcellus Shale and six wells per pad in the Utica Shale in 2017, (ii) drilling longer laterals expected to average 9,300 feet in 2017, (iii) the use of rotary steerable drilling equipment and increased mud pump circulation rates, (iv) the use of shorter stage lengths and advanced completions incorporating increased proppants and fluid loading, (v) the use of Antero Midstream's fresh water delivery systems, (vi) more efficient completion stage sequencing, or zipper fracs and (vii) the use of less expensive, shallow vertical drilling rigs to drill to the kick-off point of the horizontal wellbore.

    •
    Antero Resources' access to committed processing and firm takeaway capacity in the Marcellus and Utica Shales.     Antero Resources' existing contractual commitments for processing and firm long-haul transportation help minimize disruptions to its drilling program that might otherwise exist as a result of insufficient outlets for growing production. Antero Resources has committed to a total of 2.0 Bcf/d of processing capacity in the Marcellus Shale, 1.2 Bcf/d of which is currently in service. Similarly, Antero Resources has 600 MMcf/d of contracted processing capacity in the Utica Shale, all of which is currently in service. In addition, Antero Resources has secured an average of 4.85 Bcf/d of long-haul natural gas firm transportation capacity or firm sales that is expected to be in service by year end of 2018. Antero Resources has also committed to 20,000 Bbl/d of ethane takeaway capacity and has entered into an agreement to provide an additional 30,000 Bbl/d of ethane to the proposed Shell ethane cracker. Additionally, Antero Resources has entered into firm transportation agreements on Mariner East 2 for 61,500 Bbl/d of capacity, consisting of 11,500 Bbl/d of ethane, 35,000 Bbl/d of propane and 15,000 Bbl/d of butane and has doubling rights on its propane and butane commitments that would result in capacity of 70,000 Bbl/d and 30,000 Bbl/d, respectively. Antero Midstream believes its midstream infrastructure, together with Antero Resources' significant processing and takeaway capacity, will allow Antero Resources to commercialize its production more quickly at favorable prices and keep pace with its robust drilling plan.

  •
  Antero Resources' peer-leading hedging program.  Antero Resources maintains a peer-leading hedging program designed to mitigate volatility in commodity prices and regional basis differentials and to protect its expected future cash flows. As of December 31, 2016, Antero Resources had entered into hedging contracts through December 31, 2022 covering a total of approximately 3.4 Tcfe of its projected natural gas, NGLs and oil production at a weighted average index equivalent price of $3.63 per MMBtu. Pursuant to this hedging program, Antero Resources has hedged volumes of 2,163 BBtu/d, 2,015 BBtu/d and 2,330 BBtu/d at weighted average prices of $3.51 MMBtu, $3.91 MMBtu and $3.70 MMBtu for 2017, 2018 and 2019, respectively. We believe that Antero Resources' active hedging program will allow its drilling schedule to remain robust through a variety of commodity price environments.

  •
  Extensive dedication, system scale and long-term, fixed fee contract to support stable cash flows.  As of December 31, 2016, Antero Resources has dedicated all of its 702,000 gross acres (616,000 net acres) to Antero Midstream for gathering and compression services, except for approximately 173,000 gross acres subject to third-party commitments, and substantially all of Antero Resources' approximate 702,000 gross acres to Antero Midstream for water services. In addition, the gathering and compression agreement provides that any acreage Antero Resources acquires in West Virginia, Ohio and Pennsylvania subsequent to the Antero Midstream IPO that is not subject to a pre-existing dedication or other third-party commitment will be dedicated to Antero Midstream for gathering and compression services and, with respect to certain acreage in Ohio and West Virginia, Antero Midstream's integrated water services pursuant to the water services agreement. We believe that Antero Resources' drilling activity will result in significant growth of Antero Midstream's operations. Antero Midstream's fixed-fee, long-term contract structure helps to eliminate direct exposure to commodity price risk and provide Antero Midstream with more stable long-term cash flow.

  •
  Financial flexibility and strong capital structure.  As of December 31, 2016, Antero Midstream had approximately $1.3 million of available borrowing capacity under its $1.5 billion revolving credit facility, as well as approximately $185 million of available capacity under its at-the-market equity offering program. We believe that Antero Midstream's borrowing capacity, the available offering capacity under its at-the-market equity offering program and the organic nature of its business plan, which significantly limits the need for access to the debt and equity capital markets, provides Antero Midstream with the financial flexibility necessary to execute its business strategy.

  •
  Experienced and incentivized management team.  Antero Resources' officers, who also manage Antero Midstream's business and will manage our business, have an average of over 30 years of industry experience and have successfully built, grown and sold two unconventional resource-focused upstream companies and one midstream company in the past 15 years. We believe Antero Resources' experience and expertise from both an upstream and midstream perspective provides a distinct competitive advantage. Through Antero Resources' ownership of 59% of the common units of Antero Midstream, the management team of Antero Resources and Antero Midstream is highly incentivized to grow Antero Midstream's distributions and the value of its business.

Antero Midstream's Contractual Arrangements with Antero Resources

        We believe that Antero Resources acreage dedication to Antero Midstream, robust drilling program and expected production growth, combined with Antero Midstream's fixed-fee, life of reserves business model and right to provide additional services to Antero Resources in the future, provide Antero Midstream with significant growth opportunities.

Gathering and Compression

        Pursuant to Antero Midstream's gathering and compression agreement with Antero Resources, which was entered into in connection with the Antero Midstream IPO and has an initial term of 20 years, Antero Resources has agreed to dedicate for the initial term all of its current and future acreage in West Virginia, Ohio and Pennsylvania that is not subject to a pre-existing dedication or other third-party commitment to Antero Midstream for gathering and compression services. All Antero Resources' approximate 702,000 gross acres are dedicated to Antero Midstream for gathering and compression services, except for approximately 173,000 gross acres subject to third-party commitments as of December 31, 2016. The agreement is subject to automatic annual renewal after the initial term unless cancelled by either party on 180 days notice prior to renewal. Antero Midstream also provides condensate gathering services to Antero Resources under the gathering and compression agreement. In addition to the current dedication, Antero Midstream also has an option to gather and compress natural gas produced by Antero Resources on any acreage it acquires in the future outside of West Virginia, Ohio and Pennsylvania on the same terms and conditions.

        Antero Midstream's gathering and compression assets consist of 8-, 12-, 16-, 20- and 24-inch high and low pressure gathering pipelines and compressor stations that collect natural gas and condensate from Antero Resources' wells in the Marcellus Shale in West Virginia and the Utica Shale in Ohio. The following table provides information regarding Antero Midstream's gathering and compression systems as of December 31, 2015 and 2016:

	Gathering and Compression System
	Low- Pressure Pipeline (miles)		High- Pressure Pipeline (miles)		Condensate Pipeline (miles)		Compression Capacity (MMcf/d)
	As of December 31,
	2015	2016	2015	2016	2015	2016	2015	2016
Marcellus	106	115	76	98	—	—	700	1,015
Utica	55	58	36	36	19	19	120	120

Total	161	173	112	134	19	19	820	1,135

        Under the gathering and compression agreement, Antero Midstream receives a low-pressure gathering fee of $0.31 per Mcf, a high-pressure gathering fee of $0.19 per Mcf and a compression fee of $0.19 per Mcf, and a condensate gathering fee of $4.17 per Bbl. In each case these fees are fixed and subject to annual CPI-based adjustments. If and to the extent Antero Resources requests that Antero Midstream construct new high-pressure lines and compressor stations, the gathering and compression agreement contains minimum volume commitments that require Antero Resources to utilize or pay for 75% and 70%, respectively, of the capacity of such new construction. Additional high-pressure lines and compressor stations installed on Antero Midstream's own initiative are not subject to such volume commitments. These minimum volume commitments on fluid handling infrastructure installed after the Antero Midstream IPO are intended to support the stability of Antero Midstream's cash flows.

Water Handling and Treatment Services

        Antero Midstream's water handling assets include two independent fresh water delivery systems that deliver fresh water from the Ohio River as well as several regional waterways and other assets used to provide wastewater services for well completion operations in Antero Resources' operating areas. These fresh water systems consist of permanent buried pipelines, surface pipelines and fresh water storage facilities, as well as pumping stations and impoundments to transport fresh water throughout the pipeline systems. The wastewater services consist of wastewater transportation, disposal and treatment, including the Antero Clearwater Facility, a 60,000 Bbl/d advanced wastewater treatment complex that is currently under construction in Doddridge County, West Virginia and expected to be placed in service in the fourth quarter of 2017. We expect the Antero Clearwater Facility will be the largest advanced wastewater treatment facility in the world for oil and gas operations when placed in service.

        As of December 31, 2016, in West Virginia, Antero Midstream owned and operated 203 miles of buried and surface fresh water pipelines that service Antero Resources' drilling activities in the Marcellus Shale, as well as 22 centralized water storage facilities. In Ohio, Antero Midstream owned and operated 83 miles of buried and surface fresh water pipelines that service Antero Resources' drilling activities in the Ohio Utica Shale, as well as 14 centralized water storage facilities. The following table provides information regarding Antero Midstream's water handling and treatment systems as of December 31, 2015 and 2016:

	Water Handling and Treatment System
	Buried Fresh Water Pipeline (miles)		Surface Fresh Water Pipeline (miles)		Wells Serviced by Water Distribution		Fresh Water Impoundments
	As of December 31,
	2015	2016	2015	2016	2015	2016	2015	2016
Marcellus	104	116	80	87	62	99	22	22
Utica	49	49	26	34	62	32	13	14

Total	153	165	106	121	124	131	35	36

        In connection with the acquisition of the integrated water business by Antero Midstream from Antero Resources in September 2015, Antero Midstream entered into a water services agreement with Antero Resources. The agreement has an initial term of 20 years and is subject to automatic annual renewal after the initial term, unless cancelled by either party on 180 days notice prior to renewal. Under the agreement, Antero Resources pays a fixed fee of $3.69 per barrel in West Virginia and $3.64 per barrel in Ohio and all other locations for fresh water deliveries by pipeline directly to the well site as of December 31, 2016. In each case, these fees are fixed and subject to annual CPI-based adjustments. Antero Resources has committed to pay a fee on a minimum volume of fresh water deliveries through 2019. Antero Resources is obligated to pay a minimum volume fee to us in the event the aggregate volume of fresh water delivered to Antero Resources under the water services agreement is less than 100,000 barrels per day in 2017 and 120,000 barrels per day in 2018 and 2019. Additionally, Antero Midstream agreed to pay Antero Resources (i) $125 million in cash if Antero Midstream delivers 176,295,000 barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (ii) an additional $125 million in cash if Antero Midstream delivers 219,200,000 barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020. Antero Resources also agreed to pay Antero Midstream a fixed fee of $4.00 per barrel for wastewater treatment at the Antero Clearwater Facility and a fee per barrel for wastewater collected in trucks owned by Antero Midstream, in each case subject to annual CPI-based adjustments. Until the Antero Clearwater Facility is placed into service or Antero Midstream operates its own fleet of trucks for transporting wastewater, Antero Midstream will continue to contract with third parties to provide Antero Resources flow back and produced water services and Antero Resources will reimburse Antero Midstream for the third-party out-of-pocket costs plus 3%.

Processing

        Prior to the Joint Venture, Antero Midstream did not have any processing or NGLs fractionation infrastructure. Antero Midstream has a right of first offer agreement with Antero Resources for gas processing and NGLs fractionation services, pursuant to which Antero Resources has agreed, subject to certain exceptions, not to procure any gas processing or NGLs fractionation services with respect to its production (other than production subject to a pre-existing dedication) without first offering Antero Midstream the right to provide such services.

Antero Resources' Existing Third-Party Commitments

Excluded Acreage

        Antero Resources previously dedicated a portion of its acreage in the Marcellus Shale to certain third parties' gathering and compression services. Antero Midstream refers to this acreage dedication as the "excluded acreage." As of December 31, 2016, the excluded acreage consisted of approximately            of

Antero Resources' existing net acres. At that same date,            of Antero Resources'            potential horizontal well locations were located within the excluded acreage.

Other Commitments

        In addition to the excluded acreage, Antero Resources has entered into take-or-pay contracts with volume commitments for certain third parties' high pressure gathering and compression services. Specifically, those volume commitments consist of up to an aggregate of        MMcf/d on          high pressure gathering pipelines and           MMcf/d on          compressor stations as of December 31, 2016.

Antero Midstream's Title to Properties

        Antero Midstream's real property is classified into two categories: (1) parcels that it owns in fee and (2) parcels in which its interest derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities, permitting the use of such land for Antero Midstream's operations. Portions of the land on which Antero Midstream's pipelines and major facilities are located are owned by it in fee title, and Antero Midstream believes that it has satisfactory title to these lands. The remainder of the land on which Antero Midstream's pipelines and major facilities are located are held by it pursuant to surface leases between Antero Midstream, as lessee, and the fee owner of the lands, as lessors. Antero Midstream has leased or owned these lands without any material challenge known to it relating to the title to the land upon which the assets are located, and Antero Midstream believes that it has satisfactory leasehold estates or fee ownership of such lands. Antero Midstream has no knowledge of any challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by Antero Midstream or to its title to any material lease, easement, right-of-way, permit or lease, and Antero Midstream believes that it has satisfactory title to all of its material leases, easements, rights-of-way, permits and licenses.

Seasonality

        Demand for natural gas generally decreases during the spring and fall months and increases during the summer and winter months. However, seasonal anomalies such as mild winters or mild summers sometimes lessen this fluctuation. In addition, certain natural gas end users, utilities and marketers utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the spring, summer and fall, thereby smoothing demand for natural gas. This can also lessen seasonal demand fluctuations. These seasonal anomalies can increase demand for Antero Midstream's services during the summer and winter months and decrease demand for its services during the spring and fall months.

Antero Midstream's Customers

        Antero Resources is Antero Midstream's most significant customer and has accounted for substantially all of its revenues since its inception in 2014. Antero Midstream is highly dependent on Antero Resources, and Antero Midstream expects to derive most of its revenues from Antero Resources for the foreseeable future. Accordingly, Antero Midstream is indirectly subject to the business risks of Antero Resources. For additional information, please read "Risk Factors—Risks Related to Antero Midstream's Business." Because a substantial majority of Antero Midstream revenue is derived from Antero Resources, any development that materially and adversely affects Antero Resources' operations, financial condition or market reputation could have a material adverse impact on Antero Midstream.

Antero Midstream's Competition

        As a result of its relationship with Antero Resources, Antero Midstream does not compete for the portion of Antero Resources' existing operations for which it currently provides midstream services and will not compete for future portions of Antero Resources' operations that will be dedicated to Antero

Midstream pursuant to its gathering and compression agreement with Antero Resources. For a description of this contract, please read "—Antero Midstream's Contractual Arrangements with Antero Resources." However, Antero Midstream faces competition in attracting third-party volumes to its gathering and compression and water handling and treatment systems. In addition, these third parties may develop their own gathering and compression and water handling and treatment systems in lieu of employing Antero Midstream's assets.

Regulation of Antero Midstream's Operations

        Regulation of pipeline gathering services may affect certain aspects of our business and the market for our services.

Gathering Pipeline Regulation

        Section 1(b) of the NGA exempts natural gas gathering facilities from regulation by the FERC under the NGA. Although the FERC has not made any formal determinations with respect to any of Antero Midstream's facilities, Antero Midstream believes that the natural gas pipelines in its gathering systems meet the traditional tests the FERC has used to establish whether a pipeline is a gathering pipeline not subject to FERC jurisdiction. The distinction between FERC-regulated transmission services and federally unregulated gathering services, however, has been the subject of substantial litigation, and the FERC determines whether facilities are gathering facilities on a case-by-case basis, so the classification and regulation of some of Antero Midstream's gathering facilities and intrastate transportation pipelines may be subject to change based on future determinations by the FERC, the courts, or Congress. If the FERC were to consider the status of an individual facility and determine that the facility is not a gathering pipeline and that the pipeline provides interstate transmission service, the rates for, and terms and conditions of, services provided by such facility would be subject to regulation by the FERC under the NGA or the NGPA. Such FERC regulation could decrease revenue, increase operating costs, and, depending upon the facility in question, could adversely affect Antero Midstream's results of operations and cash flows. In addition, if any of Antero Midstream's facilities were found to have provided services or otherwise operated in violation of the NGA or NGPA, this could result in the imposition of civil penalties as well as a requirement to disgorge charges collected for such service in excess of the rate established by the FERC.

        Unlike natural gas gathering under the NGA, there is no exemption for the gathering of crude oil or NGLs under the Interstate Commerce Act, or ICA. Whether a crude oil or NGL shipment is in interstate commerce under the ICA depends on the fixed and persistent intent of the shipper as to the crude oil's or NGL's final destination, absent a break in the interstate movement. Antero Midstream believes that the crude oil and NGL pipelines in its gathering system meet the traditional tests the FERC has used to determine that a pipeline is not providing transportation service in interstate commerce subject to FERC ICA jurisdiction. However, the determination of the interstate or intrastate character of shipments on Antero Midstream's crude oil and NGL pipelines depends on the shipper's intentions and the transportation of the crude oil or NGLs outside of Antero Midstream's system, and may change over time. If the FERC were to consider the status of an individual facility and the character of a crude oil or NGL shipment, and determine that the shipment is in interstate commerce, the rates for, and terms and conditions of, transportation services provided by such facility would be subject to regulation by the FERC under the ICA. Such FERC regulation could decrease revenue, increase operating costs, and, depending on the facility in question, could adversely affect Antero Midstream's results of operations and cash flows. In addition, if any of Antero Midstream's facilities were found to have provided services or otherwise operated in violation of the ICA, this could result in the imposition of administrative and civil remedies and criminal penalties, as well as a requirement to disgorge charges collected for such services in excess of the rate established by the FERC.

        State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. States in which Antero Midstream operates may adopt ratable take and common purchaser statutes, which would require Antero Midstream's gathering pipelines to take natural gas, NGLs and crude oil without undue discrimination in favor of one producer over another producer or one source of supply over another similarly situated source of supply. The regulations under these statutes may have the effect of imposing some restrictions on Antero Midstream's ability as an owner of gathering facilities to decide with whom it contracts to gather natural gas, NGLs or crude oil. States in which Antero Midstream operates may also adopt a complaint-based regulation of gathering activities, which allows producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to gathering access and rate discrimination. Antero Midstream cannot predict whether such regulation will be adopted and whether such a complaint will be filed against it in the future. Failure to comply with state regulations can result in the imposition of administrative, civil and criminal remedies. To date, there has been no adverse effect to Antero Midstream's system due to state regulations.

        Antero Midstream's gathering operations could be adversely affected should they be subject in the future to more stringent application of state regulation of rates and services. Antero Midstream's gathering operations also may be or become subject to additional safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. Antero Midstream cannot predict what effect, if any, such changes might have on its operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

        The Energy Policy Act of 2005, or EPAct 2005, amended the NGA and NGPA to prohibit fraud and manipulation in natural gas markets. The FERC subsequently issued a final rule making it unlawful for any entity, in connection with the purchase or sale of natural gas or transportation service subject to FERC's jurisdiction, to defraud, make an untrue statement or omit a material fact or engage in any practice, act or course of business that operates or would operate as a fraud. The FERC's anti-manipulation rules apply to intrastate sales and gathering activities only to the extent that there is a "nexus" to FERC-jurisdictional transactions. EPAct 2005 also provided the FERC with the authority to impose civil penalties of up to $1,000,000 per day per violation. On June 29, 2016, FERC issued an order (Order No. 826) increasing the maximum civil penalty amounts under the NGA and NGPA to adjust for inflation. FERC may now assess civil penalties under the NGA and NGPA of $1,193,970 per violation per day.

Pipeline Safety Regulation

        Some of Antero Midstream's pipelines are subject to regulation by the Pipeline and Hazardous Materials Safety Administration, or PHMSA, pursuant to the Natural Gas Pipeline Safety Act of 1968, or NGPSA, with respect to natural gas, and the Hazardous Liquids Pipeline Safety Act of 1979, or HLPSA, with respect to crude oil and NGLs. Both the NGPSA and the HLPSA were amended by the Pipeline Safety Act of 1992, the Accountable Pipeline Safety and Partnership Act of 1996, the Pipeline Safety Improvement Act of 2002, or PSIA, as reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006, or the PIPES Act, and the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, or 2011 Pipeline Safety Act. The NGPSA and HLPSA regulate safety requirements in the design, construction, operation and maintenance of natural gas, crude oil and NGL pipeline facilities, while the PSIA establishes mandatory inspections for all U.S. crude oil, NGL and natural gas transmission pipelines in high-consequence areas, or HCAs.

        PHMSA has developed regulations that require pipeline operators to implement integrity management programs, including more frequent inspections and other measures to ensure pipeline safety in HCAs. The regulations require operators, including Antero Midstream, to:

  •
  perform ongoing assessments of pipeline integrity;

  •
  identify and characterize applicable threats to pipeline segments that could impact a HCA;

  •
  improve data collection, integration and analysis;

  •
  repair and remediate pipelines as necessary; and

  •
  implement preventive and mitigating actions.

        The 2011 Pipeline Safety Act, among other things, increased the maximum civil penalty for pipeline safety violations and directed the Secretary of Transportation to promulgate rules or standards relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation and testing to confirm the material strength of pipe operating above 30% of specified minimum yield strength in HCAs. Consistent with the act, PHMSA finalized rules that increased the maximum administrative civil penalties for violation of the pipeline safety laws and regulations to $200,000 per violation per day, with a maximum of $2,000,000 for a series of violations. Effective August 1, 2016, those maximum civil penalties were increased to $205,638 per violation per day, with a maximum of $2,056,380 for a series of violations, to account for inflation. The PHMSA has also issued a final rule applying safety regulations to certain rural low-stress hazardous liquid pipelines that were not covered previously by some of its safety regulations.

        On June 22, 2016, the President signed into law new legislation entitled Protecting our Infrastructure of Pipelines and Enhancing Safety Act of 2016, or the PIPES Act. The PIPES Act reauthorizes PHMSA through 2019, and facilitates greater pipeline safety by providing PHMSA with emergency order authority, including authority to issue prohibitions and safety measures on owners and operators of gas or hazardous liquid pipeline facilities to address imminent hazards, without prior notice or an opportunity for a hearing, as well as enhanced release reporting requirements, requiring a review of both natural gas and hazardous liquid integrity management programs, and mandating the creation of a working group to consider the development of an information-sharing system related to integrity risk analyses. The PIPES Act also requires that PHMSA publish periodic updates on the status of those mandates outstanding from the 2011 Pipeline Safety Act, of which approximately half remain to be completed. The mandates yet to be acted upon include requiring certain shut-off valves on transmission lines, mapping all high consequence areas, and shortening the deadline for accident and incident notifications.

        PHMSA regularly revises its pipeline safety regulations. For example, in March 2015, PHMSA finalized new rules applicable to gas and hazardous liquid pipelines that, among other changes, impose new post-construction inspections, welding, gas component pressure testing requirements, as well as requirements for calculating pressure reductions for immediate repairs on liquid pipelines. In addition, in May 2016, PHMSA proposed rules that would, if adopted, impose more stringent requirements for certain gas lines. Among other things, the proposed rulemaking would extend certain of PHMSA's current regulatory safety programs for gas pipelines beyond "high consequence areas" to cover gas pipelines found in newly-defined "moderate consequence areas" that contain as few as five dwellings within the potential impact area and would also require gas pipelines installed before 1970 that are currently exempted from certain pressure testing obligations to be tested to determine their maximum allowable operating pressures, or MAOP. Other new requirements proposed by PHMSA under the rulemaking would require pipeline operators to: report to PHMSA in the event of certain MAOP exceedances; strengthen PHMSA integrity management requirements; consider seismicity in evaluating threats to a pipeline; conduct hydrostatic testing for all pipeline segments manufactured using longitudinal seam welds; and use more detailed guidance from PHMSA in the selection of assessment methods to inspect pipelines. The proposed rulemaking also seeks to impose a number of requirements on natural gas gathering lines. More recently, in January 2017, PHMSA finalized regulations for hazardous liquid pipelines that significantly extend and expand the reach of certain PHMSA integrity management requirements (i.e., periodic assessments, leak detection and repairs), regardless of the pipeline's proximity to a high consequence area. The final rule also imposes new reporting requirements for certain unregulated pipelines, including all hazardous liquid gathering lines.

        States are largely preempted by federal law from regulating pipeline safety for interstate lines but most are certified by the DOT to assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. States may adopt stricter standards for intrastate pipelines than those imposed by the federal government for interstate lines; however, states vary considerably in their authority and capacity to address pipeline safety. State standards may include requirements for facility design and management in addition to requirements for pipelines. Antero Midstream does not anticipate any significant difficulty in complying with applicable state laws and regulations. Antero Midstream's pipelines have continuous inspection and compliance programs designed to keep the facilities in compliance with pipeline safety and pollution control requirements.

        Antero Midstream has incorporated all existing requirements into its programs by the required regulatory deadlines, and is continually incorporating the new requirements into procedures and budgets. Antero Midstream expects to incur increasing regulatory compliance costs, based on the intensification of the regulatory environment and upcoming changes to regulations as outlined above. In addition to regulatory changes, costs may be incurred when there is an accidental release of a commodity transported by Antero Midstream's system, or a regulatory inspection identifies a deficiency in its required programs.

Regulation of Environmental and Occupational Safety and Health Matters

General

        Antero Midstream's natural gas gathering and compression and water handling and treatment activities are subject to stringent and complex federal, state and local laws and regulations relating to the protection of the environment. As an owner or operator of these facilities, Antero Midstream must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact Antero Midstream's business activities in many ways, such as:

  •
  the installation of pollution-control equipment, imposing emission or discharge limits or otherwise restricting the way Antero Midstream operates resulting in additional costs to its operations;

  •
  limiting or prohibiting construction activities in areas, such as air quality nonattainment areas, wetlands, coastal regions or areas inhabited by endangered or threatened species;

  •
  delaying system modification or upgrades during review of permit applications and revisions;

  •
  requiring investigatory and remedial actions to mitigate discharges, releases or pollution conditions associated with our operations or attributable to former operations; and

  •
  enjoining the operations of facilities deemed to be in non-compliance with permits issued pursuant to or regulatory requirements imposed by such environmental laws and regulations.

        Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties and natural resource damages. Certain environmental statutes impose strict joint and several liability for costs required to clean up and restore sites where hazardous substances, hydrocarbons or solid wastes have been disposed or otherwise released. Moreover, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or solid waste into the environment.

        The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment and thus, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation and actual future expenditures may be different from the amounts we currently anticipate. As with the midstream industry in general, complying with current and anticipated environmental laws and regulations can increase Antero Midstream's capital costs to construct, maintain and operate equipment and facilities. While these laws and regulations affect Antero Midstream's maintenance capital expenditures and net income, Antero Midstream does not believe they will have a material adverse effect on its business, financial position or results of operations or cash flows, nor does Antero Midstream believe that they will affect its competitive position since the operations of Antero Midstream's competitors are generally similarly affected. In addition, Antero Midstream believes that the various activities in which it is presently engaged that are subject to environmental laws and regulations are not expected to materially interrupt or diminish its operational ability to gather natural gas and provide water handling and treatment services. Antero Midstream cannot assure you, however, that future events, such as changes in existing laws or enforcement policies, the promulgation of new laws or regulations, or the development or discovery of new facts or conditions will not cause Antero Midstream to incur significant costs. Below is a discussion of the material environmental laws and regulations that relate to its business. Antero Midstream believes that it is in substantial compliance with all of these environmental laws and regulations.

Hydraulic Fracturing Activities

        Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand, and chemicals under pressure through a cased and cemented wellbore into targeted subsurface formations to fracture the surrounding rock and stimulate production. Antero Midstream's only customer, Antero Resources, uses hydraulic fracturing as part of its completion operations as does most of the U.S. onshore oil and natural gas industry. Hydraulic fracturing is typically regulated by state oil and gas commissions and similar agencies; however, in recent years the EPA, has asserted limited authority over hydraulic fracturing and has issued or sought to propose rules related to the control of air emissions, disclosure of chemicals used in the process, and the disposal of flowback and produced water resulting from the process. Some states, including those in which we operate, have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure and/or well construction requirements on hydraulic fracturing operations. In addition, various studies are currently underway by the EPA and other federal agencies concerning the potential environmental impacts of hydraulic fracturing activities. In December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources "under some circumstances," noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. Since the report did not find a direct link between hydraulic fracturing itself and contamination of groundwater resources, this years-long study does not appear to provide any basis for further regulation of hydraulic fracturing at the federal level. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed by some members of Congress to provide for such regulation. Antero Midstream cannot predict whether any such legislation will ever be enacted and if so, what its provisions would be. If additional levels of regulation and permits were required through the adoption of new laws and regulations at the federal or state level, that could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of liquids and natural gas that move through Antero Midstream's gathering systems, which in turn could materially adversely affect Antero Midstream's revenues and results of operations.

Hazardous Waste

        Antero Midstream and Antero Resources' operations generate solid wastes, including some hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act, or RCRA, and comparable state laws, which impose requirements for the handling, storage, treatment and disposal of hazardous waste. RCRA currently exempts many natural gas gathering and field processing wastes from classification as hazardous waste. Specifically, RCRA excludes from the definition of hazardous waste produced waters and other wastes intrinsically associated with the exploration, development, or production of crude oil and natural gas. However, these oil and gas exploration and production wastes may still be regulated under state solid waste laws and regulations, and it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous waste in the future. For example, in December 2016, the EPA and environmental groups entered into a consent decree to address EPA's alleged failure to timely assess its RCRA Subtitle D criteria regulations exempting certain exploration and production related oil and gas wastes from regulation as hazardous wastes under RCRA. The consent decree requires EPA to propose a rulemaking no later than March 15, 2019 for revision of certain Subtitle D criteria regulations pertaining to oil and gas wastes or to sign a determination that revision of the regulations is not necessary. Stricter regulation of wastes generated during Antero Midstream's or its customers' operations could result in increased costs for Antero Midstream's operations or the operations of its customers, which could in turn reduce demand for our services and adversely affect Antero Midstream's business.

Site Remediation

        The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct, on certain classes of persons responsible for the release of hazardous substances into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances at offsite locations, such as landfills. Although petroleum as well as natural gas is excluded from CERCLA's definition of "hazardous substance," in the course of Antero Midstream's ordinary operations, its operations generate wastes that may be designated as hazardous substances. CERCLA authorizes the EPA, states, and, in some cases, third parties to take actions in response to releases or threatened releases of hazardous substances into the environment and to seek to recover from the classes of responsible persons the costs they incur to address the release. Under CERCLA, Antero Midstream could be subject to strict joint and several liability for the costs of cleaning up and restoring sites where hazardous substances have been released into the environment and for damages to natural resources.

        Antero Midstream currently owns or leases, and may have in the past owned or leased, properties that have been used for the gathering and compression of natural gas and the gathering and transportation of oil. Although Antero Midstream typically used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes may have been disposed of or released on or under the properties owned or leased by it or on or under other locations where such substances have been taken for disposal. Such petroleum hydrocarbons or wastes may have migrated to property adjacent to our owned and leased sites or the disposal sites. In addition, some of the properties may have been operated by third parties or by previous owners whose treatment and disposal or release of petroleum hydrocarbons or wastes was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, Antero Midstream could be required to remove previously disposed wastes, including waste disposed of by prior owners or operators; remediate contaminated property, including groundwater contamination, whether from prior owners or operators or other historic activities or spills; or perform remedial operations to prevent future contamination. Antero Midstream is not currently a potentially responsible party in any federal or state Superfund site remediation and there are no current, pending or anticipated Superfund response or remedial activities at or implicating our facilities or operations.

Air Emissions

        The federal Clean Air Act, and comparable state laws, regulate emissions of air pollutants from various industrial sources, including natural gas processing plants and compressor stations, and also impose various emission limits, operational limits and monitoring, reporting and record keeping requirements on air emission sources. Failure to comply with these requirements could result in monetary penalties, injunctions, conditions or restrictions on operations, and potentially criminal enforcement actions. These laws are frequently subject to change. For example, in October 2015, the EPA lowered the National Ambient Air Quality Standard, or NAAQS, for ozone from 75 to 70 parts per billion. State implementation of the revised NAAQS could result in stricter permitting requirements, delay or prohibit our ability to obtain such permits, and result in increased expenditures for pollution control equipment, the costs of which could be significant. Applicable laws and regulations require pre-construction permits for the construction or modification of certain projects or facilities with the potential to emit air emissions above certain thresholds. These pre-construction permits generally require use of best available control technology, or BACT, to limit air emissions. In addition, in June 2016, the EPA finalized rules under the federal Clean Air Act regarding criteria for aggregating multiple sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities (such as tank batteries and compressor stations), on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting requirements, which in turn could result in operational delays or require us to install costly pollution control equipment. Several EPA new source performance standards, or NSPS, and national emission standards for hazardous air pollutants, or NESHAP, also apply to our facilities and operations. These NSPS and NESHAP standards impose emission limits and operational limits as well as detailed testing, recordkeeping and reporting requirements on the "affected facilities" covered by these regulations. Several of our facilities are "major" facilities requiring Title V operating permits which impose semi-annual reporting requirements.

        At the state level, in January 2016, Pennsylvania announced new rules that will require the Pennsylvania Department of Environmental Protection, or PADEP, to develop a new general permit for oil and gas exploration, development, and production facilities and liquids loading activities, requiring best available technology for equipment and processes, enhanced record-keeping, and quarterly monitoring inspections for the control of methane emissions. On December 8, 2016, PADEP announced plans to issue a new general permit containing methane emission requirements for unconventional wells sites, including quarterly leak detection and repair surveys. PADEP also intends to issue new methane regulations for existing oil and gas sources. In addition, the department has also proposed to establish Best Management Practices, including leak detection and repair programs, to reduce fugitive methane emissions from production, gathering, processing, and transmission facilities. We may incur capital expenditures in the future for air pollution control equipment in connection with complying with future proposed rules, or with obtaining or maintaining operating permits and complying with federal, state and local regulations related to air emissions. However, we do not believe that such requirements will have a material adverse effect on our operations.

Water Discharges

        The Federal Water Pollution Control Act, or the Clean Water Act, and comparable state laws impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other oil and natural gas wastes, into federal and state waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. The discharge of dredge and fill material in regulated waters, including wetlands, is also prohibited, unless authorized by a permit issued by the U.S. Army Corps of Engineers. In September 2015, new EPA and U.S. Army Corps of Engineers rules defining the scope of the EPA's and the Corps' jurisdiction became effective. To the extent the rule expands the scope of the CWA's jurisdiction, we could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas. The rule has been challenged in court on the grounds that it unlawfully expands the reach of CWA programs, and implementation of the rule has been stayed pending resolution of the court challenge. The requirement to obtain permits before commencing a regulated activity has the potential to delay the development of natural gas and oil projects. These laws and any implementing regulations provide for administrative, civil and criminal penalties for any unauthorized discharges of oil and other substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages.

        Pursuant to these laws and regulations, Antero Midstream may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water and are required to develop and implement spill prevention, control and countermeasure plans, also referred to as "SPCC plans," in connection with on-site storage of significant quantities of oil. Antero Midstream believes that it maintains all required discharge permits necessary to conduct its operations, and further believe it is in substantial compliance with the terms thereof.

Occupational Safety and Health Act

        Antero Midstream is also subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA's hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that information be maintained about hazardous materials used or produced in Antero Midstream's operations and that this information be provided to employees, state and local government authorities and citizens. Antero Midstream believes that its operations are in substantial compliance with the applicable worker health and safety requirements.

Endangered Species

        The Endangered Species Act, or ESA, and analogous state laws restrict activities that may affect endangered or threatened species or their habitats. The designation of previously unprotected species as threatened or endangered in areas or on property underlying where our operations are conducted could cause Antero Midstream to incur increased costs arising from species protection measures or could result in limitations on Antero Midstream's operating activities that could have an adverse impact on its results of operations.

Climate Change

        The EPA has determined that emissions of GHGs present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth's atmosphere and other climatic changes. Based on these findings, EPA has adopted regulations under existing provisions of the federal Clean Air Act, that establish Prevention of Significant Deterioration, or PSD, pre-construction permits, and Title V operating permits for GHG emissions from certain large stationary sources. Under these regulations, facilities required to obtain PSD permits must meet Best Available Control Technology standards, or BACT, for their GHG emissions established by the states or, in some cases, by the EPA, on a case by case basis. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States, including, among others, certain onshore oil and natural gas processing and fractionating facilities. In June 2016, the EPA finalized new regulations that set emissions standards for methane and volatile organic compounds from new and modified oil and natural gas production and natural gas processing and transmission facilities. The EPA has also announced (but has not yet proposed) methane emission standards for existing sources in addition to new sources. These rules (and any additional regulations) could impose new compliance costs and permitting burdens on natural gas operations. In addition, the United States (along with numerous other nations) agreed to the Paris Agreement on climate change in December 2015, which agreement entered into force in November 2016. Although it is not possible at this time to predict how any new legislation or regulations (including any such matters relating to the Paris Agreement) adopted to address GHG emissions would impact Antero Midstream's business. Any such laws or regulations that limit or otherwise address emissions of GHGs could adversely affect demand for the oil and natural gas that exploration and production operators produce, some of whom are Antero Midstream's customers, which could thereby reduce demand for Antero Midstream's midstream services. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events; if any such effects were to occur, it is uncertain if they would have an adverse effect on Antero Midstream's financial condition and operations.

        Although Antero Midstream has not experienced any material adverse effect from compliance with environmental requirements, there is no assurance that this will continue. Antero Midstream did not have any material capital or other non-recurring expenditures in connection with complying with environmental laws or environmental remediation matters in 2016, nor does Antero Midstream anticipate that such expenditures will be material in 2017.

Antero Midstream's Employees

        Antero Midstream does not have any employees. The officers of AMP GP, who are also officers of Antero Resources manage its operations and activities. As of December 31, 2015, Antero Resources employed approximately 480 people who provided support to Antero Midstream's operations. All of the employees required to conduct and support Antero Midstream's operations are employed by Antero Resources and all of Antero Midstream's direct, full-time personnel are subject to the services agreement with Antero Midstream's general partner and Antero Resources. Antero Resources considers its relations with its employees to be satisfactory. Additionally, Antero Midstream has a secondment agreement whereby Antero Resources provides seconded employees to perform certain operational services with respect to its gathering and compression assets and water handling and treatment assets for a 20-year period.

MANAGEMENT

Our Management and Governance

        Our general partner will manage our operations and activities. Our shareholders are limited partners and will not participate in the management of our operations. As a general partner, our general partner is liable for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. Our general partner has the sole discretion to incur indebtedness or other obligations on our behalf on a non-recourse basis to the general partner.

        We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by Antero Resources. As a result, the services agreement will provide for our payment of an annual fee to Antero Resources for general and administrative services. This fee will initially be $         million per year and will be subject to adjustment on an annual basis, beginning on January 1, 2018, based on the CPI. The fee will also be subject to adjustment if a material event occurs that impacts the general and administrative services provided to us such as acquisitions, entering into new lines of business or changes in laws, regulations, listing requirements or accounting rules. In addition to the general and administrative services provided to us by Antero Resources, we also expect to incur direct annual expenses of approximately $       million per year for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal services, (vi) tax services and (vii) accounting services. We will be responsible for all of these direct expenses, and income taxes payable by us. Please read "Certain Relationships and Related Party Transactions—Services Agreement."

        We expect that all of the officers and a majority of the directors of our general partner will also be officers or directors of Antero Resources and Antero Midstream. Our general partner's executive officers expect to spend the substantial majority of their time managing the business of Antero Midstream and Antero Resources, which benefits us as Antero Midstream's performance will determine our success. We currently anticipate that these officers will spend less than 10% of their time on our business, as distinct from Antero Midstream's and Antero Resources' businesses. The actual time devoted by these officers to managing our business as well as Antero Midstream's and Antero Resources' will fluctuate as a result of the relative activity level between the two entities. The amount of incremental time spent by non-officer directors who serve on both boards will depend to some extent on committee assignments, but our general partner estimates that such directors will spend less than 20% more time by serving on the board of directors of our general partner. Upon completion of the offering, we will have          independent directors as defined by the rules of the NYSE.

        In addition to the fee and expenses described above, we will reimburse Antero Resources for expenses incurred (i) on our behalf; (ii) on behalf of our general partner; or (iii) for any other purpose related to our business and activities or those of our general partner. We will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain our legal existence and good standing. There is no limit on the amount of fees and expenses we may be required to pay to affiliates of our general partner on our behalf pursuant to the services agreement.

        The directors of our general partner will be designated by the Sponsors. For additional information regarding the designation of the directors of our general partner and AMP GP, please read "—Designation of Directors."

Directors and Executive Officers of Our General Partner and Antero Midstream

        The following table sets forth certain information with respect to the executive officers and directors of our general partner. The table also shows certain individuals who serve as directors of the general partner of Antero Midstream who are not currently directors of our general partner. Directors will serve until their successors are duly elected and qualified or until the earlier of their death, resignation, removal or disqualification. Officers serve at the discretion of the board of directors. There are no family relationships among any of the directors or executive officers of our general partner. Ages shown are as of December 31, 2016.

Name	Age	Position With Our General Partner	Position With Antero Midstream's General Partner
Paul M. Rady	63	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer
Glen C. Warren, Jr.	60	Director, President and Secretary	Director, President and Secretary

        Paul M. Rady has served as Chief Executive Officer and Chairman of the Board of Directors of our general partner since January 2017 and has served as Chief Executive Officer and Chairman of the Board of Directors of the general partner of Antero Midstream since February 2014. Mr. Rady has also served as Chief Executive Officer and Chairman of the Board of Directors of Antero Resources since May 2004 and of its predecessor company from its founding in 2002 to its ultimate sale to XTO Energy, Inc. in April 2005. Prior to Antero Resources, Mr. Rady served as President, CEO and Chairman of Pennaco Energy from 1998 until its sale to Marathon in early 2001. Prior to Pennaco, Mr. Rady was with Barrett Resources from 1990 until 1998 where he initially was recruited as Chief Geologist in 1990, then served as Exploration Manager, EVP Exploration, President, COO and Director and ultimately CEO. Mr. Rady began his career with Amoco where he served 10 years as a geologist focused on the Rockies and MidContinent. Mr. Rady holds a B.A. in Geology from Western State College of Colorado and M.Sc. in Geology from Western Washington University.

        Mr. Rady's significant experience as a chief executive of oil and gas companies, together with his training as a geologist and broad industry knowledge, enable Mr. Rady to provide the board with executive counsel on a full range of business, strategic and professional matters.

        Glen C. Warren, Jr.    has served as President and Secretary and as a director of our general partner since January 2017 and has served as President and Secretary and as a director of the general partner of Antero Midstream since January 2016, prior to which he served as President, Chief Financial Officer and Secretary and as a director of the general partner of Antero Midstream beginning in February 2014. Mr. Warren has also served as President, Chief Financial Officer and Secretary and as a director of Antero Resources since May 2004 and of its predecessor company from its founding in 2002 to its ultimate sale to XTO Energy, Inc. in April 2005. Prior to Antero Resources, Mr. Warren served as EVP, CFO and Director of Pennaco Energy from 1998 until its sale to Marathon in early 2001. Mr. Warren spent 10 years as a natural resources investment banker focused on equity and debt financing and M&A advisory with Lehman Brothers, Dillons Read & Co. Inc. and Kidder, Peabody & Co. Mr. Warren began his career as a landman in the Gulf Coast region with Amoco, where he spent six years. Mr. Warren holds a B.A. from the University of Mississippi, a J.D. from the University of Mississippi School of Law and an M.B.A. from the Anderson School of Management at U.C.L.A.

        Mr. Warren's significant experience as a chief financial officer of oil and gas companies, together with his experience as an investment banker and broad industry knowledge, enable Mr. Warren to provide the board with executive counsel on a full range of business, strategic, financial and professional matters.

Designation of Directors

        Our general partner's limited liability company agreement will provide for a board of directors consisting of up to seven members. For so long as each Sponsor, together with its respective affiliates, which we refer to as the "designating parties," owns at least 3% of our outstanding common shares as of a date of determination, such party will be entitled to designate one director to our general partner's board of directors. We refer to this 3% ownership interest requirement for the original designating parties as the "minimum ownership requirement." For purposes of calculating the minimum ownership requirement with respect to a specific Series B Holder as of a date of determination, such party's Series B Units will be treated as if they had vested and been redeemed for our common shares as of such date; however, in calculating the minimum ownership requirement, no effect will be given to any dilution arising from our issuance of new common shares following the completion of this offering. In no event will more than four designating parties be entitled to designate a director to our general partner's board of directors at any point in time. In the event that any designating party's ownership level falls below the minimum ownership requirement, such party will automatically forfeit its designation right and its interest in AMGP GP, and the director then designated by such party will be replaced by a director elected by a majority vote of the remaining designating parties. If only two designating parties whose ownership exceeds the minimum ownership requirement remain, those parties will continue to own AMGP GP on an equal basis and will designate all of the members of our general partner's board of directors until they agree otherwise.

        In addition, three of the remaining members of our general partner's board of directors must be "independent" (as defined in applicable NYSE and SEC rules) and eligible to serve on the audit committee. The independent directors will be designated by majority vote of the designating parties. Because we are a limited partnership, the listing standards of the NYSE do not require that our general partner's board of directors include a majority of independent directors. At least two directors on our general partner's board of directors must meet the criteria for service on a conflicts committee in accordance with our partnership agreement.

        The membership interests in our general partner generally may not be transferred in private (non-exchange) transactions other than in the case of specified permitted transfers. Any other transfers would be subject to transfer restrictions in favor of the other owners of our general partner, including us or our designee.

Our Board Committees

        We expect that the board of directors of our general partner will have an audit committee. We do not expect that we will have a compensation committee, but rather that our board of directors will approve equity grants to directors and Antero Resources employees. The board of directors of our general partner may establish a conflicts committee to review specific matters that the board believes may involve conflicts of interest.

Audit Committee

        Our general partner will establish an audit committee prior to the completion of this offering. Rules implemented by the NYSE and SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to transitional relief during the year following this offering. We expect that                        will be appointed to serve on our audit committee in connection with our listing on the NYSE and that                  will be appointed as the chairman of the audit committee. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors, subject to transitional relief. SEC rules also require that a public company disclose whether or not its audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. Our board of directors believes that                  possesses substantial financial experience based on his extensive experience in technical accounting and auditing matters as                                    . As a result of these qualifications, we believe                  satisfies the definition of "audit committee financial expert."

        This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and NYSE.

Conflicts Committee

        Our general partner may, from time to time, have a conflicts committee to which the board will appoint at least two independent directors and which may be asked to review specific matters that the board believes may involve conflicts of interest and determines to submit to the conflicts committee for review. The conflicts committee will determine if the resolution of the conflict of interest is adverse to the interest of the partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including Antero Midstream and Antero Resources, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements in our partnership agreement. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our shareholders.

Our Long-Term Incentive Plan

        Prior to the completion of this offering, we will adopt the Antero Midstream GP LP Long-Term Incentive Plan (the "2017 LTIP") for employees, consultants, officers and directors who perform services for us or for our benefit. We may issue to eligible individuals long-term equity based awards under the plan, which awards will be intended to compensate such eligible individuals based on the performance of our common shares and their continued service during the vesting period, as well as align their long-term interests with those of our shareholders. We are responsible for the cost of awards granted under the long-term incentive plan.

Eligibility and Administration

        Employees, consultants, officers and directors will be eligible to receive awards under the 2017 LTIP. The 2017 LTIP will be administered by our general partner's board of directors, which may delegate its duties and responsibilities to one or more committees of its directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2017 LTIP, and applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2017 LTIP, to interpret the 2017 LTIP and award agreements and to adopt, amend and repeal rules for the administration of the 2017 LTIP as it deems advisable. The plan administrator also will have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2017 LTIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2017 LTIP.

Common Shares Available for Awards

        An aggregate of        of our common shares will be available for issuance under the 2017 LTIP. If an award under the 2017 LTIP expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, or cancelled without having been fully exercised or forfeited, any unused common shares subject to the award will again be available for new grants under the 2017 LTIP. Awards granted under the 2017 LTIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity's merger or consolidation with us or our acquisition of the entity's property or stock will not reduce the common shares available for grant under the 2017 LTIP, but will count against the maximum number of common shares that may be issued upon the exercise of incentive options.

Awards

        The 2017 LTIP will provide for the grant, from time to time at the discretion of the plan administrator, subject to applicable law, of equity awards, restricted shares, restricted share units, options, including incentive options, or ISOs, and nonqualified options, or NSOs, share appreciation rights, or SARs, distribution equivalent rights and other share- or cash-based awards. The purpose of awards under the 2017 LTIP is to provide additional incentive compensation to individuals providing services to us and our affiliates, and to align the economic interests of such individuals with the interests of our shareholders. Certain awards under the 2017 LTIP may constitute or provide for payment of "nonqualified deferred compensation" under Section 409A of the Internal Revenue Code of 1986, as amended, or the Code. All awards under the 2017 LTIP is will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

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  Options and SARs.  Options provide for the purchase of common shares in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the common shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of an option and SAR will not be less than 100% of the fair market value of the underlying common share on the grant date (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of an option and SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders). If, prior to the end of the term of an option or SAR, the participant is given notice of termination of employment or other relationship by the Company or one of its affiliates for "cause," and the effective date of such employment or other termination is subsequent to the date of the delivery of such notice, the right to exercise the option or SAR, as applicable, shall be suspended from the time of the delivery of such notice until the earlier of (i) such time as it is determined or otherwise agreed that the participant's employment or other relationship shall not be terminated for cause as provided in such notice or (ii) the effective date of such termination of employment or other relationship (in which case the right to exercise the option or SAR, as applicable, shall terminate immediately upon the effective date of such termination of employment or other relationship).

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  Restricted Shares and Restricted Share Units.  A restricted share is a common share that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common share that is not subject to forfeiture. A restricted share unit is a notional share that entitles the grantee to receive a common share upon the vesting of the restricted share unit or on a deferred basis upon specified future dates or events or, in the discretion of the administrator, cash equal to the fair market value of a common share. The administrator of the 2017 LTIP may make grants of restricted shares and restricted share units under the 2017 LTIP that contain such terms, consistent with the 2017 LTIP, as the administrator may determine are appropriate, including the period over which restricted shares or restricted share units will vest. The administrator of the 2017 LTIP may, in its discretion, base vesting on the grantee's completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the 2017 LTIP) or as otherwise described in an award agreement. The plan administrator may provide that the delivery of the common shares underlying restricted share units will be deferred on a mandatory basis or at the election of the participant, in a manner intended to comply with Section 409A of the Code. The terms and conditions applicable to restricted shares and restricted share units will be determined by the plan administrator, subject to the conditions and limitations contained in the 2017 LTIP.

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  Distribution Equivalent Rights.  The administrator of the 2017 LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted shares or restricted share units equal to all or a portion of the cash distributions made on shares during the period an award remains outstanding.

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  Other Share- or Cash-Based Awards.  Other share- or cash-based awards are awards of cash, fully vested common shares and other awards valued wholly or partially by referring to, or otherwise based on, common shares of Antero Midstream or other property. Other share- or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other shares- or cash-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

  Certain Transactions

        In connection with certain corporate transactions and events affecting our common shares, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2017 LTIP to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2017 LTIP and replacing or terminating awards under the 2017 LTIP. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to the 2017 LTIP and outstanding awards as it deems appropriate to reflect the transaction.

  Plan Amendment and Termination

        The plan administrator may amend or terminate the 2017 LTIP at any time; however, shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2017 LTIP will remain in effect for a period of ten years, unless earlier terminated by the plan administrator. No awards may be granted under the 2017 LTIP after its termination.

  Claw-back Provisions; Transferability and Participant Payments

        All awards will be subject to any claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2017 LTIP are generally non-transferrable, except by will or the laws of descent and distribution, or, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2017 LTIP, and exercise price obligations arising in connection with the exercise of share options under the 2017 LTIP, the plan administrator may, in its discretion, accept cash or check, common shares that meet specified conditions, a promissory note, a "market sell order," such other consideration as the plan administrator deems suitable or any combination of the foregoing.

Compensation of Our Officers

        We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by Antero Resources and we will pay Antero Resources an annual fee for general and administrative services. Please read "Certain Relationships and Related Party Transactions—Services Agreement." For information about compensation paid to our named executive officers by Antero Resources, a portion of which is allocated to and borne by Antero Midstream, please read the discussion and tables under the heading "Executive Compensation" below. Our officers are also eligible to receive awards under our 2017 LTIP and have also received awards of Series B Units in IDR LLC. For more information about the Series B Units in IDR LLC, please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of IDR LLC."

Compensation of Our Directors

        Compensation of our independent directors will be set by our general partner's board of directors upon recommendation from our general partner's compensation committee. The cash portion of any such director compensation will be borne by        . Our independent directors will also be eligible to receive awards under our 2017 LTIP.

        Any member-designated directors who serve on both our general partner's board of directors and Antero Midstream's board of directors will be compensated by Antero Midstream and will not receive additional compensation for service on our general partner's board of directors. Our chief executive officer and any other employees of Antero Resources or its affiliates who also serve as our general partner's directors will not receive additional compensation for his or her service as a director.

        We expect that immediately following the consummation of this offering, compensation for our independent directors will initially consist of:

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  an annual cash retainer of $        ;

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  an additional annual cash retainer of $        for service as a member of a standing committee (or, in the case of the Audit Committee, $        ); and

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  an annual award of common shares granted under our 2017 LTIP valued at $        .

        Each director is also reimbursed for out-of-pocket expenses in connection with attending meetings and will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

EXECUTIVE COMPENSATION

Executive Compensation

        Because our only cash-generating assets are our indirect interests in Antero Midstream, we expect that the officers of our general partner, who are also executive officers of Antero Midstream's general partner, will devote more of their time to Antero Midstream's business, as compared to our business. Neither our general partner nor Antero Midstream's general partner directly employ any of the persons responsible for managing its respective business. Rather, Antero Resources employs all of the individuals who service our and Antero Midstream's business, including the executive officers of our general partner and Antero Midstream's general partner, and these individuals devote such portion of their productive time to our and Antero Midstream's business and affairs as is required to manage and conduct our and Antero Midstream's respective operations.

        We expect the amount of time that the officers of our general partner devote to our business as opposed to Antero Midstream's business in future periods will not be substantial unless significant changes are made to the nature of our business. Accordingly, we do not expect that the officers of our general partner will receive any compensation for services rendered to us in addition to the compensation that such officers receive as officers of Antero Midstream's general partner. In addition, aside from certain equity awards granted under the Antero Midstream Partners LP Long-Term Incentive Plan (the "Midstream LTIP"), the Series B Units in IDR LLC and certain equity awards that may be granted under our 2017 Long-Term Incentive Plan (our "2017 LTIP"), the Named Executive Officers currently receive all of their compensation and benefits for services provided to our business from Antero Resources.

        The following discussion relates to the compensation of the officers of Antero Midstream's general partner, as it relates to their services performed for the year ended December 31, 2016. In addition, to provide comprehensive disclosure of our executive compensation, we are also providing information as to the executive compensation of certain executive officers of Antero Midstream's general partner, even though we have not determined whether certain of these individuals will serve as an officer of our general partner. This information is provided to us by Antero Midstream and Antero Resources.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

        The named executive officers of Antero Midstream's general partner (which we refer to below as the "Named Executive Officers") are listed below along with their respective principal positions with Antero Resources.

Name	Principal Position
Paul M. Rady	Chairman of the Board and Chief Executive Officer
Michael N. Kennedy	Senior Vice President—Finance and Chief Financial Officer
Glen C. Warren, Jr.	Director, President and Secretary
Alvyn A. Schopp	Chief Administrative Officer, Regional Senior Vice President and Treasurer
Kevin J. Kilstrom	Senior Vice President—Production
Ward D. McNeilly	Senior Vice President—Reserves, Planning and Midstream

        Although Antero Midstream bears an allocated portion of Antero Resources' costs of providing such compensation and benefits to the Named Executive Officers, we and Antero Midstream have no control over such costs and do not establish or direct the compensation policies or practices of Antero Resources. All decisions regarding compensation are made by the compensation committee of Antero Resources' board of directors (the "Compensation Committee"), except that long-term equity incentive awards under the Midstream LTIP are approved by the board of directors of the general partner of Antero Midstream and long-term equity incentive awards under our 2017 LTIP will be approved by the board of directors of AMGP GP, our general partner.

        The following Compensation Discussion and Analysis (1) provides an overview of compensation policies and programs applicable to the Named Executive Officers; (2) explains compensation objectives, policies and practices with respect to the Named Executive Officers; and (3) identifies the elements of compensation for each of the Named Executive Officers. The elements of compensation and the Compensation Committee's decisions with respect to determination on payments are not subject to approval by us or by Antero Midstream.

        As used in this Compensation Discussion and Analysis (other than in this "Overview"), references to "our," "we," "us," the "Company," and similar terms refer to Antero Resources, references to the "Board" or "Board of Directors" refers to the board of directors of Antero Resources, and references to the "Partnership" refer to Antero Midstream.

Executive Summary

Compensation Philosophy and Objectives of the Compensation Program

        The Company and the Partnership were founded by entrepreneurs whose strategy was to employ high-impact executives who demonstrate differentiated productivity resulting in high performance and low overhead. To achieve these compensation objectives, the Compensation Committee has crafted a compensation program that reflects the unique strategy and culture of our organization. This program provides competitive base salaries and annual cash incentive opportunities, and emphasizes long-term equity-based incentive awards.

        The Company's compensation philosophy has been primarily focused on recruiting individuals who are motivated to help us achieve superior performance and growth. As a result, the executive compensation program is primarily designed to attract, retain and motivate our executives by compensating them with higher proportions of equity relative to cash compensation. The Compensation Committee continues to adopt more robust incentive-based compensation programs that comprise an increasing portion of the Named Executive Officers' overall compensation packages in order to help drive superior performance. The Compensation Committee believes that rewarding the Named Executive Officers for achieving superior performance results in the creation of significant value for our stockholders and aligns the Named Executive Officers with our overall competitive strategy. The Compensation Committee's pay-for-performance philosophy strives to balance the key elements of risk, reward and retention required to provide value and accountability to our stockholders, while simultaneously rewarding the Named Executive Officers for delivering on key performance objectives, in addition to core financial metrics. The Compensation Committee believes that the executive compensation program is appropriately designed to attract and retain top talent in our industry and maintain superior performance relative to our peers.

Compensation Best Practices

        The following table highlights the compensation best practices utilized with respect to the Named Executive Officers' compensation:

What We Do		What We Don't Do
✓	Use a representative and relevant peer group	X	No tax gross ups for executive officers
✓	Apply robust minimum stock ownership guidelines	X	No "single-trigger" change-in-control cash payments
✓	Link annual incentive compensation to the achievement of objective pre-established performance goals tied to operational and strategic objectives	X X	No excessive perquisites No special severance arrangements for Named Executive Officers
✓	Evaluate the risk of the compensation programs	X	No guaranteed bonuses for executive officers
✓	Use and review compensation tally sheets	X	No management contracts
✓	Provide 50% of long-term incentive awards in the form of performance-based equity awards	X	No re-pricing, backdating or underwater cash buy-outs of options or SARs
✓	Use an independent compensation consultant	X	No hedging or pledging of Company stock
		X	No separate benefit plans for Named Executive Officers
		X	No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant

Implementing the Company's Compensation Program Objectives

Role of the Company's Compensation Committee

        The role of the Compensation Committee is to oversee all matters of the executive compensation program. Each year, the Compensation Committee reviews, modifies (if necessary) and approves the peer group, corporate goals and objectives relevant to the compensation of the Chief Executive Officer ("CEO") and other executive officers, and the executive compensation program. In addition, it is responsible for reviewing the performance of the CEO and the President and Secretary of the Partnership ("President/Secretary"), and in consultation with the CEO and President/Secretary, the performance of other executive officers within the framework of the executive compensation goals and objectives. Based on this evaluation, the Compensation Committee sets the compensation of the CEO and President/Secretary, and in consultation with the CEO and President/Secretary, the compensation of the other executive officers.

        In addition to the responsibilities listed above, the Compensation Committee also has the authority to retain an independent executive compensation consultant. For 2016, the Compensation Committee retained Frederic W. Cook & Co., Inc. ("F.W. Cook"). In compliance with the U.S. Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE") disclosure requirements, the Compensation Committee reviewed the independence of F.W. Cook under six independence factors. After its review, the Compensation Committee determined that F.W. Cook was independent.

Role of External Advisors

        In 2016, F.W. Cook:

  •
  Collected and reviewed all relevant information related to the Company and the Partnership, including historical compensation data and our organizational structure;

  •
  With input of management, established a peer group of companies to use for executive compensation comparisons;

  •
  Assessed the compensation program's position relative to market for the Named Executive Officers and stated compensation philosophy;

  •
  Prepared a report of its analysis, findings and recommendations for the executive compensation program; and

  •
  Assisted with other ad hoc assignments such as the design of incentive arrangements and special awards.

        F.W. Cook's reports were provided to the Compensation Committee in 2016. Their report dealing with competitive compensation levels was also utilized by Messrs. Rady and Warren when making their recommendations to the Board for fiscal 2016 compensation decisions.

Role of Executive Officers

        Executive compensation decisions are typically made on an annual basis by the Compensation Committee with input from the CEO and the President/Secretary. Specifically, after reviewing relevant market data and surveys within our industry, Messrs. Rady and Warren typically provide recommendations to the Compensation Committee regarding the compensation levels for our existing Named Executive Officers and the executive compensation program as a whole. Messrs. Rady and Warren attend all Compensation Committee meetings. After considering these recommendations, the Compensation Committee typically meets in executive session and adjusts base salary levels, cash bonus awards and determines the amount of any equity grants for each of the Named Executive Officers. In making executive compensation recommendations, Messrs. Rady and Warren consider each Named Executive Officer's performance during the year, the Company's performance during the year, as well as comparable company compensation levels and independent oil and gas company compensation surveys. While the Compensation Committee gives considerable weight to Messrs. Rady and Warren's recommendations on compensation matters, the Compensation Committee has the final decision-making authority on all executive compensation matters. No other officers have assumed a role in the evaluation, design or administration of the executive officer compensation program.

Competitive Benchmarking

        When assessing the appropriateness of our compensation program, the Compensation Committee compares the pay practices for the Named Executive Officers against the pay practices of other companies. This process recognizes our philosophy that, while our compensation practices should be competitive in the marketplace, marketplace information is only one of the many factors considered in assessing the reasonableness of our executive compensation program.

        Messrs. Rady and Warren used information provided by F.W. Cook to assess the total compensation levels of our top six executives relative to market. In addition, Messrs. Rady and Warren used statistical information from the 2016 Oil and Gas E&P Industry Compensation Survey (the "ECI Survey") prepared by Effective Compensation, Incorporated ("ECI") to supplement F.W. Cook's Peer Group data. Messrs. Rady and Warren considered the results of the F.W. Cook Survey data and ECI Survey data when making their recommendations to the Compensation Committee for fiscal 2017 decisions.

        F.W. Cook Survey Data.    In 2016, F.W. Cook identified a peer group of onshore publicly traded oil and gas companies that are reasonably similar to the Company in terms of size and operations comprised of the following 16 companies (the "F.W. Cook Peer Group"):

• Cabot Oil & Gas Corporation;	• Noble Energy, Inc.;
• Cimarex Energy Co.;	• Pioneer Natural Resources Company;
• Concho Resources Inc.;	• QEP Resources, Inc.;
• Continental Resources Corporation;	• Range Resources Corporation;
• Devon Energy Corporation;	• SM Energy Company;
• Energen Corporation;	• Southwestern Energy Company;
• EQT Corporation;	• Whiting Petroleum Corporation; and
• Newfield Exploration Company;	• WPX Energy, Inc.

        ECI Survey Data.    Data from ECI was used because it is specific to the energy industry and derives its data from direct contributions from a large number of participating companies with which we compete for talent. The ECI Survey was used to compare our executive compensation program against the executive compensation programs at the following 10 companies (collectively, the "Peer Group"):

• Energen Corporation;	• Range Resources Corporation;
• EQT Corporation;	• SM Energy Company;
• Newfield Exploration Company;	• Ultra Petroleum Corporation;
• Oasis Petroleum Inc.;	• Whiting Petroleum Corporation; and
• Pioneer Natural Resources Company;	• WPX Energy, Inc.

        Positioning versus Market.    Due to the broad responsibilities of the Named Executive Officers, applying survey data to them is sometimes difficult. However, as discussed above, the compensation program is designed to be competitive with the peer companies listed above. Therefore, in assessing the competitive positioning of the Named Executive Officers' compensation relative to the market, the Compensation Committee considered the Company's productivity relative to the Peer Group and determined that it was appropriate to target the median of the Peer Group for base salaries and annual cash incentive awards and the 75th percentile of the Peer Group for long-term equity-based incentive awards. The Compensation Committee considered, among other things, publicly available data of peer companies matching the Company's operational profile that measures productivity using various individual employee metrics. These metrics included: EBITDAX per employee, drilling and completion capital per employee, production per employee, proved reserves per employee, and market value per employee. In each case, we ranked either 1st or 2nd amongst the Peer Group in all categories but market value per employee (where we ranked 3rd). Therefore, the Compensation Committee determined that the relative performance of the Named Executive Officers was sufficiently distinguishable from the Peer Group to support a differentiated pay strategy with respect to long-term incentives.

        Actual compensation decisions for individual officers are the result of a subjective analysis of a number of factors, including the individual officer's role within our organization, performance, experience, skills or tenure with us, changes to the individual's position and trends in compensation practices within the Peer Group or industry. Each of the Named Executive Officer's current and prior compensation is considered in setting future compensation. Specifically, the amount of each Named Executive Officer's current compensation is considered as a base against which the Compensation Committee makes determinations as to whether adjustments are necessary to retain the executive in light of competition and in order to provide continuing performance incentives. Thus, the Compensation Committee's determinations regarding compensation are the result of the exercise of judgment based on all reasonably available information and, to that extent, are discretionary.

Assessment of Individual and Company Performance

        The Compensation Committee believes that a balance of individual and company performance criteria should be used in establishing total compensation. Therefore, in determining the level of compensation for each Named Executive Officer, the Compensation Committee subjectively considers our overall financial and operational performance and the relative contribution and performance of each of the Named Executive Officers as described in more detail below.

Elements of Compensation

        The Named Executive Officers' compensation includes the following key components:

  •
  Base salaries;

  •
  Annual cash incentive payments; and

  •
  Long-term equity-based incentive awards.

Base Salaries

        Base salaries are designed to provide a minimum, fixed level of cash compensation for services rendered during the year. Base salaries are generally reviewed annually, but are not systematically increased if the Compensation Committee believes that (1) our executives are currently compensated at proper levels in light of our performance or external market factors, or (2) an increase or addition to other elements of compensation would be more appropriate in light of our stated objectives.

        In addition to providing a base salary that is competitive with other independent oil and gas exploration and production companies, the Compensation Committee also considers pay levels to appropriately align each of the Named Executive Officer's base salary level relative to the base salary levels of our other officers so that it accurately reflects such officer's relative skills, responsibilities, experience and contributions to us and the Partnership. To that end, annual base salary adjustments are based on a subjective analysis of many individual factors, including:

  •
  the responsibilities of the officer;

  •
  the period over which the officer has performed these responsibilities;

  •
  the scope, level of expertise and experience required for the officer's position;

  •
  the strategic impact of the officer's position; and

  •
  the potential future contribution and demonstrated individual performance of the officer.

        In addition to the individual factors listed above, our overall business performance and implementation of company objectives are taken into consideration in connection with determining annual base salaries. While these metrics generally provide context for making salary decisions, base salary decisions do not depend on attainment of specific goals or performance levels and no specific weighting is given to one factor over another.

        The following table provides an overview of the changes in base salary for the Named Executive Officers from 2015 to 2016. These changes reflect market adjustments intended to bring the base salaries of the Named Executive Officers in line with the competitive market. The adjusted base salary amounts were slightly above the median of both the F.W. Cook Peer Group and the ECI Peer Group.

Executive Officer	Base Salary as of March 2015	Base Salary as of March 2016	Percentage Increase
Paul M. Rady	$825,000	$833,000	1%
Glen C. Warren, Jr.	$620,000	$626,000	1%
Alvyn A. Schopp	$415,000	$419,000	1%
Kevin J. Kilstrom	$415,000	$419,000	1%
Ward D. McNeilly	$375,000	$379,000	1%
Michael N. Kennedy	$360,000	$364,000	1%

Annual Cash Incentive Payments

        Annual cash incentive payments, which we also refer to as cash bonuses, are a key component of each Named Executive Officer's annual compensation package. Historically, the Compensation Committee had used an annual discretionary cash bonus; however, based on recommendations from F.W. Cook, the Compensation Committee implemented a new annual incentive plan design beginning in fiscal 2014. This annual incentive plan is based on a balanced scorecard that is used to measure our performance. In connection with the adoption of a more structured bonus program, the Compensation Committee adopted bonus targets for each of the Named Executive Officers. These bonus targets are listed below and were determined based on our strategy to provide bonus compensation that is competitive with the market median.

Executive Officer	2016 Target Bonus (as a% of base salary)
Paul M. Rady	120%
Glen C. Warren, Jr.	100%
Alvyn A. Schopp	85%
Kevin J. Kilstrom	85%
Ward D. McNeilly	85%
Michael N. Kennedy	80%

        With respect to the 2016 fiscal year, the Compensation Committee selected certain financial, operational and other metrics that aligned with our business strategy and would lead to long-term stockholder value. The Compensation Committee then established relative weightings for each category of measure. The level of each weighting was intended to indicate the relative importance of management focus for the year. Following the adoption of the scorecard measures for 2016, the Compensation

Committee then established threshold, target and maximum bonus levels. The table below provides an overview of the performance measures and targets selected for the 2016 annual incentive plan.

Performance Category	Approximate Weighting	Selected Metrics	Targets for 2016 Fiscal Year
Financial	25%	• EBITDAX (YE 2015 Strip) ($ in millions)	$1,432
		• Net Debt to EBITDAX (12/31/2016)	3.6x
Operational	35%	• Net Production vs. Plan (Mcfe/d)	1,694
		• Development Costs ($/Mcfe)	$0.75
		• Cash Production Expense ($/Mcfe)	$1.52
		• G&A ($/Mcfe)	$0.22
		• CAPEX vs. Plan ($ in millions)	$1,870
		• Lost Time Incident Rate (LTIR)	0.10
Strategic	40%	• Succession Planning • Strategic Planning Compliance Activities • Safety Training and Subcontractor Management • Meaningful Environmental Incident Record	Based on achievements within the specific metrics

Total	100%

2016 Year End Scorecard Performance

        In order to determine the appropriate payout levels for the 2016 annual incentive scorecard, the Compensation Committee reviewed our performance against each of the scorecard categories. Management provided information dealing with our performance as well as market context, including changes in assumptions from the beginning of the year to the end of the year. In order for the Named Executive Officers to receive distributions under the Annual Incentive Plan, we had to meet certain financial, operational and strategic metrics. In 2016, we exceeded most of our financial and operational targets. Financially, the Company's EBITDAX was approximately $1.54 billion, exceeding target by 7%. Similarly, we lowered our net debt to EBITDAX Ratio to 3.0x while target was 3.6x, a 17% improvement. Our operational metrics (Net Production, Development Costs, Cash Production Expense, General and Administrative Expense and Capital Expenditures) all exceeded target by an amount ranging from 3% to 19%, except for Lost Time Incident Rate, which missed target by 21%. Our total stockholder return for 2016 was positive at 8.5%.

        The Compensation Committee examined our performance using the quantitative financial measures noted above, along with operational metrics associated with production targets, cost targets, capital expenditure targets and safety targets. These operational metrics are detailed in the table showing the results of the annual incentive program below.

        Lastly, the Compensation Committee evaluated our performance by considering several strategic measures.

Metric	Analysis
Succession Planning	Considers our plans and processes in developing a sound management structure to ensure the success of the current team will continue in the future. The Compensation Committee considers our formal and informal structures of succession in all key strategic management functions.
Strategic Planning
Considers management's ability to identify opportunities and execute on them. The Compensation Committee looks to the overall benefit to our operations and stockholder value when it evaluates management's performance with respect to this factor.
Safety Training and Contractor Management	The Compensation Committee reviews processes we implemented and our execution. It looks to our safety record and an analysis of safety data for all employees and contractors.
No Meaningful Environmental Incidents
The Compensation Committee seeks to uphold our ambition to be a good steward of the environment in the locations in which we operate. The Compensation Committee considers all incidents and their impact on the communities in which we operate.

        The following table shows the results of the annual incentive program.

Performance Category	Approximate Weighting	Compensation Committee Payout Determination	Selected Metric		Minimum	Target		Maximum	Actual	% of Target
Financial	25%	Above Target	EBITDAX (YE 2015 Strip) ($ in millions)		1,330	1,432		1,530	1,536	107%
			Net Debt / EBITDAX		3.8x	3.6x		3.4x	3.0x	117%
Operational	35%	Above Target	Net Production vs. Plan (Mcfe/d)	(1)	1,650	1,694		1,750	1,790	106%
			Development Costs ($/Mcfe)	(2)	$0.80	$0.75		$0.70	$0.63	119%
			Cash Production Expense ($/Mcfe)	(3)	$1.57	$1.52		$1.47	$1.48	103%
			General and Administrative Expense ($/Mcfe)	(4)	$0.24	$0.22		$0.20	$0.20	110%
			Capital Expenditures vs. Plan ($ in millions)	(5)	$1,970	$1,870		$1,770	$1,701	110%
			Lost Time Incident Rate (LTIR)		0.30	0.10		0.08	0.13	79%
Strategic	40%	Target	Succession Planning		NA		(6)	NA		NA
			Strategic Planning		NA		(6)	NA		NA
			Safety Training and Contractor Management		NA		(6)	NA		NA
			No Meaningful Environmental Incidents		NA		(6)	NA		NA

(1)
Represents net daily production (actual production and actual capital expenditures include adjustments for accelerating the completions of wells drilled in 2015 that were planned for completion in 2017).

(2)
Represents well-by-well net capital costs divided by well-by-well net reserves for all Company-operated wells.

(3)
Excludes marketing revenues and expenses.

(4)
Excludes non-cash stock-based compensation.

(5)
Includes drilling and completion, land acquisition, water and midstream capital (actual production and actual capital expenditures include adjustments for accelerating the completions of wells drilled in 2015 that were planned for completion in 2017).

(6)
Target for these items is at the discretion of the Compensation Committee, taking into account specific actions and plans incurred throughout the course of the year. The Compensation Committee determines the amount of progress in each case and considers the actions taken by management and the level of contribution to the overall success of the Company.

Selected Metric	Result	Commentary
Adjusted EBITDAX	Outperformed target by 7%	Adjusted EBITDAX is a non-GAAP financial measure that we define as net income or loss, including noncontrolling interests, before interest expense, interest income, derivative fair value gains or losses, taxes, impairments, depletion, depreciation, amortization, accretion, exploration expense, equity-based compensation, and other miscellaneous gains and losses. Adjusted EBITDAX is an important measure because it allows investors the ability to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure. The outperformance is primarily driven by our advanced completions program, resulting in net production that was 9% higher than our target.
Net Debt / EBITDAX	Outperformed target by 17%
Net Debt / EBITDAX ratio is a metric we use to measure the level of indebtedness we incur relative to the level of cash flow we generate. This measure is important as it provides us with a data point to compare our capital structure with our peers and determine our ability to fund future obligations. The outperformance is a function of both higher EBITDAX than our target and funding of consolidation activity with equity in excess of the total acquisition prices as well as our Pennsylvania acreage divestiture.
Net Production	Outperformed target by 6%
Net production is a measure of the hydrocarbons produced by us, net to our revenue interest. This is an important metric as it drives overall revenue and, ultimately, profits for the business. The outperformance is primarily driven by improved well performance due to our advanced completions program.
Development Costs	Outperformed target by 19%
Development costs are the costs incurred to drill and complete oil and gas wells in order to turn such wells into sales. Development costs are typically measured on a per barrel of oil equivalent (Boe) or per million cubic feet equivalent (Mcfe) basis. This measure is important as it provides the true cost to convert oil and gas reserves to production. The outperformance is primarily driven by our advanced completions program and continued reduction in well costs due to operational efficiencies and service cost reductions throughout the year.
Cash Production Expenses	Outperformed target by 3%
Cash production expenses are the sum of lease operating, gathering, compression, processing and transportation costs and production taxes. This metric is important as it measures the total costs incurred to commercialize production from wellhead production to processing and/or pipeline transportation to final sales. The outperformance is primarily driven by operational effectiveness.
Cash General and Administrative Expenses	Outperformed target by 10%
General and administrative costs include overhead, including payroll and benefits for our staff, costs of maintaining our headquarters, costs of managing our production and development operations, franchise taxes, audit and other professional fees, and legal compliance expenses. Cash general and administrative expense excludes noncash equity-based compensation expense. The outperformance is primarily driven by our advanced completions program resulting in higher production than our target and thus lower cash general and administrative expenses per unit of production.
Consolidated Capital Expenditures	Outperformed target by 10%
Consolidated capital expenditures are the sum of drilling and completion capital, leasehold capital, gathering and compression infrastructure capital and water infrastructure capital. We outperformed target due primarily to a continued reduction in well costs throughout the year.
Lost Time Incident Rate (LTIR)	Missed target by 21%	We missed our overall target LTIR due to LTI's in excess of target from Company contractors. The Company's annual LTIR is affected by injuries to both Company employees and contractor employees.

Selected Metric	Result	Commentary
Succession Planning Strategic Planning Safety Training and Contractor Management No Meaningful Environmental Incidents	Met Target	The Compensation Committee assessed our performance to be strong in delivering results related to key strategic measures in this category, including execution against our strategic plan, key employee succession planning and safety initiatives for preventing and monitoring incidents.

        After deliberations and considering the factors noted above and overall performance, the Compensation Committee determined that a payout of 125% of Target under the annual incentive scorecard was warranted. The Compensation Committee elected to pay 2016 bonuses in March 2017 in the following amounts for the Named Executive Officers without any adjustments for individual performance:

Executive Officer	Base Salary as of December 31, 2016	2016 Target Bonus (as a% of Base Salary)	2016 Target Bonus ($)	Actual 2016 Bonus ($)	Percent of Target Bonus
Paul M. Rady	$833,000	120%	$999,600	$1,249,500	125%
Glen C. Warren, Jr.	$626,000	100%	$626,000	$782,500	125%
Alvyn A. Schopp	$419,000	85%	$356,150	$445,188	125%
Kevin J. Kilstrom	$419,000	85%	$356,150	$445,188	125%
Ward D. McNeilly	$379,000	85%	$322,150	$402,688	125%
Michael N. Kennedy	$364,000	80%	$291,200	$364,000	125%

        We are aware that the current environment in our industry is still depressed. However, we believe our positive financial and operational performance, along with a positive total stockholder return for fiscal year 2016 support the results of our annual incentive program. The Compensation Committee considers the results of this program to have a direct correlation to the actions of our management team. Payments under the annual incentive plan will help us to retain and reward the executive team that is responsible for our success, and we believe that this success is aligned with the interests of our shareholders.

Long-Term Equity-Based Incentive Awards

        For 2016, the Compensation Committee adopted performance-based long-term incentives as part of its ongoing program. We adjusted our approach for equity-based awards to include a combination of performance share units (weighted 50%) and restricted stock units (weighted 50%). The Compensation Committee believes that this allocation strikes the appropriate balance between performance-based equity awards that align executive compensation with our performance- and time-based equity awards that provide a retentive element to attract and retain top executive talent.

        The restricted stock units vest over a period of four years following the date of grant, based on continued employment with us. Performance share unit awards are earned based upon our three-year total shareholder return performance as measured against the group of peer companies shown below. Named Executive Officers are eligible to receive threshold, target and maximum payouts of 50%, 100% and 200%, respectively, of the target amount of performance share units awarded. In order to achieve threshold, target and maximum payouts under the performance share unit awards, our total shareholder return performance relative to the peer group over the performance period must rank at or above the 30th percentile, 55th percentile or 80th percentile, respectively. The number of performance share units earned will ultimately be determined by our total shareholder return performance against the following peer group:

• Cabot Oil & Gas Corporation;	• Pioneer Natural Resources Company;
• Cimarex Energy Co.;	• QEP Resources, Inc.;
• Concho Resources Inc.;	• Range Resources Corporation;
• Energen Corporation;	• SM Energy Company;
• EQT Corporation;	• Southwestern Energy Company;
• Laredo Petroleum, Inc.;	• Whiting Petroleum Corporation; and
• Newfield Exploration Company;	• WPX Energy, Inc.
• Oasis Petroleum Inc.;

        The payout for the performance share units will be determined as follows:

Performance Level	Relative Total Shareholder Return Percentile Ranking	Performance Payout %*
Maximum	80%	200%
Target	55%	100%
Threshold	30%	50%

*
If our total shareholder return is negative for the performance period, in no event will the number of performance share units earned exceed 100% of target. If our relative total shareholder return percentile ranking falls between performance levels, the performance payout percentage is determined by linear interpolation between such performance levels.

One-Time Recognition and Retention Awards

        In addition, as part of our broader equity award program, the Compensation Committee made a one-time recognition and retention equity award to Messrs. Schopp, Kilstrom, and McNeilly in February 2016. The awards were granted to these executives in recognition of their status as senior vice presidents in charge of significant segments of our business and in recognition of the growth in operations in each business segment under their leadership. We consider it in our best interests to retain these key individuals as we strive to meet our growth goals. In deciding to grant these awards, the Compensation Committee considered the extraordinary contributions these executives made to our success and the potential disruption to multiple key operating segments should the executives be recruited by a competitor. These February 2016 awards were delivered 50% in the form of time-vested restricted stock units and 50% in the form of performance share units. The performance share units will be earned based on our stock price attaining specified growth levels over the next 5 years, as described in the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table.

Antero Midstream Phantom Units

        In recognition of the portion of the time the Named Executive Officers spend providing services to the Partnership, the Named Executive Officers are entitled to receive grants of equity-based awards under the Midstream LTIP. In November 2014, each of the Named Executive Officers was granted phantom units under the Midstream LTIP in connection with the Partnership's initial public offering. In April 2016, each of the Named Executive Officers was granted phantom units under the Midstream LTIP as compensation for their additional services provided to the Partnership. Twenty-five percent of the phantom units granted to each of the Named Executive Officers will become vested on each of the first four anniversaries of the grant date so long as the applicable Named Executive Officer remains continuously employed by us from the grant date through the applicable vesting date. For a further discussion of the vesting terms and other restrictions applicable to the phantom units, see the discussion under the heading "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Phantom Unit Awards" below.

Antero IDR Holdings Units

        Antero IDR Holdings LLC ("IDR LLC") was formed to hold 100% of the Partnership's incentive distribution rights. On December 31, 2016, IDR LLC issued Series B Units to Messrs. Rady and Warren. To the extent vested, these awards entitle Messrs. Rady and Warren to receive, subject to the terms and provisions of the limited liability company agreement of IDR LLC (the "IDR LLC Agreement") and the incentive unit award agreements pursuant to which the awards were granted, a portion of any future profits of IDR LLC that result from any distributions on the Partnership's incentive distribution rights that are held by IDR LLC once certain return thresholds have been achieved. For a further discussion of the vesting terms and other restrictions applicable to the Series B Units in IDR LLC, see the discussion under the heading "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Series B Units in IDR LLC" below.

Other Benefits

Health and Welfare Benefits

        The Named Executive Officers are eligible to participate in all of our employee health and welfare benefit arrangements on the same basis as other employees (subject to applicable law). These arrangements include medical, dental and disability insurance, as well as health savings accounts. These benefits are provided in order to ensure that we are able to competitively attract and retain officers and other employees. This is a fixed component of compensation, and these benefits are provided on a non-discriminatory basis to all of our employees.

Retirement Benefits

        We maintain an employee retirement savings plan through which employees may save for retirement or future events on a tax-advantaged basis. Participation in the 401(k) plan is at the discretion of each individual employee, and the Named Executive Officers participate in the plan on the same basis as all other employees. The plan permits us to make discretionary matching and non-elective contributions, and, effective as of January 1, 2014, the plan provides safe harbor matching contributions equal to 100% of employees' pre-tax contributions under the plan, but not as to pre-tax contributions exceeding 4% of their eligible compensation.

Perquisites and Other Personal Benefits

        We believe that the total mix of compensation and benefits provided to the Named Executive Officers is currently competitive and, therefore, perquisites do not play a significant role in the Named Executive Officers' total compensation.

2017 Changes to Base Salaries and Annual Incentive Plan

        In February 2017, after comparing base salary levels to the F.W. Cook Peer Group and the ECI Peer Group (as described in more detail above under "Compensation Discussion and Analysis—Implementing the Company's Objectives—Competitive Benchmarking") and considering the individual and business factors described above, Messrs. Rady and Warren recommended, and the Compensation Committee approved, increases in the base salaries of the Named Executive Officers. The increases are identified in the table below and became effective as of March 1, 2017. The adjusted base salary amounts were slightly above the median of both the F.W. Cook Peer Group and the ECI Peer Group.

Executive Officer	Base Salary as of March 2016	Base Salary as of March 2017	Percentage Increase
Paul M. Rady	$833,000	$858,000	3%
Glen C. Warren, Jr.	$626,000	$645,000	3%
Alvyn A. Schopp	$419,000	$432,000	3%
Kevin J. Kilstrom	$419,000	$432,000	3%
Ward D. McNeilly	$379,000	$391,000	3%
Michael N. Kennedy	$364,000	$375,000	3%

        The following table identifies the performance categories, weighting, and selected metrics that the Compensation Committee selected for the 2017 fiscal year under the annual incentive plan.

Performance Category	Approximate Weighting	Selected Metrics
Financial	25%	• EBITDAX (YE 2016 Strip) ($ in millions) • Net Debt to EBITDAX (12/31/2017)

Operational	35%

•

Net Production vs. Plan (Mcfe/d)

•

Development Costs ($/Mcfe)

•

Cash Production Expense ($/Mcfe)

•

G&A ($/Mcfe)

•

CAPEX vs. Plan

•

Drilling Rate of Return (%) at predrill commodity prices and actual costs

•

Lost Time Incident Rate (LTIR)

Strategic	40%	• Succession Planning • Strategic Planning Compliance Activities • Safety Training and Subcontractor Management • Meaningful Environmental Incident Record

Total	100%

Employment, Severance or Change in Control Agreements

        We do not maintain any employment, severance or change in control agreements with any of the Named Executive Officers.

        As discussed below under "Potential Payments Upon a Termination or a Change in Control," Messrs. Rady, Warren, Schopp, Kilstrom, and McNeilly could be entitled to receive accelerated vesting of his unit awards in Antero Resources Employee Holdings LLC ("Holdings"), restricted stock units in the Company, Series B Units in IDR LLC or phantom units in the Partnership, as applicable, that remain unvested upon his termination of employment with us under certain circumstances or the occurrence of certain corporate events.

Other Matters

Stock Ownership Guidelines and Prohibited Transactions

        Under the Company's stock ownership guidelines adopted in 2013 and the Partnership's unit ownership guidelines adopted in 2014, our executive officers and certain of our non-employee directors are required to own a minimum number of shares of the Company's common stock and common units in the Partnership within five years of the adoption of the guidelines, or within five years of becoming an executive officer or being appointed to the Board or the board of directors of the general partner of the Partnership (the "GP Board"), as applicable. In particular, each of our executive officers is required to own shares of the Company's common stock and common units in the Partnership having an aggregate fair market value equal to at least a designated multiple of the executive officer's base salary based on the executive officer's position. The guidelines for executive officers are set forth in the table below.

Officer Level	Ownership Guideline
Chief Executive Officer, President, and Chief Financial Officer	5x annual base salary
Vice President	3x annual base salary
Other Officers (if applicable)	1x annual base salary

        In addition, each of our non-employee directors other than Messrs. Kagan and Keenan are required to hold shares of the Company's common stock and common units in the Partnership with a fair market value equal to at least five times the amount of the annual cash retainer the Company or the GP Board, as applicable, pays to its non-employee directors. These stock ownership guidelines are designed to align the executive officers' and directors' interests more closely with those of our stockholders and the Partnership's unitholders. Our insider trading policy also prohibits directors, officers or employees from (i) purchasing shares of our common stock on margin, (ii) engaging in short sales of our common stock or (iii) purchasing or selling puts or calls on shares of our common stock.

Tax and Accounting Treatment of Executive Compensation Decisions

        Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a $1 million limit on the amount compensation paid to certain executive officers that a public corporation may deduct for federal income tax purposes in any year unless the compensation qualifies as "performance-based compensation" within the meaning of Section 162(m) of the Code. In our fiscal 2013 proxy, our stockholders approved the material terms of the AR LTIP so that we may grant qualified "performance-based compensation" under the AR LTIP, if determined by the Compensation Committee to be in its best interest and in the best interest of our stockholders. While the Compensation Committee will continue to monitor the compensation programs in light of Section 162(m) of the Code, the Compensation Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of us and our shareholders. As a result, we have not adopted a policy requiring that all compensation be deductible and the Compensation Committee may conclude that paying compensation at levels that are subject to limits under Section 162(m) of the Code is nevertheless in the best interests of the Company and our stockholders.

        Many other Code provisions and accounting rules affect the payment of executive compensation and are generally taken into consideration as the compensation arrangements are developed. The Compensation Committee's goal is to create and maintain compensation arrangement that are efficient, effective and in full compliance with these requirements.

Risk Assessment

        We have reviewed our compensation policies and practices to determine where they create risks that are reasonably likely to have a material adverse effect on the Company or the Partnership. In connection with this risk assessment, the Compensation Committee reviewed the design of our compensation and benefits program and related policies and the potential risks that could be created by the programs and determined that certain features of such programs and corporate governance generally help mitigate risk. Among the factors considered were the mix of cash and equity compensation, the balance between short- and long-term objectives of incentive compensation, the degree to which programs provided for discretion to determine payout amounts and general governance structure.

        The Compensation Committee believes that its approach of evaluating overall business performance and implementation of company objectives assist in mitigating excessive risk-taking that could harm the value of the Company or the Partnership or reward poor judgment by our executives. Several features of our compensation programs reflect sound risk management practices. The Compensation Committee believes the overall compensation program provides a reasonable balance between short- and long-term objectives, which helps mitigate the risk of excessive risk-taking in the short term. Further, with respect to our incentive compensation programs, the metrics that determine ultimate value are associated with total company value and avoid an environment that might cause pressure to meet specific financial or individual performance goals. In addition, the performance criteria reviewed by the Compensation Committee in determining cash bonuses are based on overall individual performance relative to continually evolving company objectives, and the Compensation Committee uses its subjective judgment in setting bonus levels for our officers. This is based on the Compensation Committee's belief that applying company-wide objectives encourages decision making that is in the best long-term interests of the Company and our stockholders as a whole. The multi-year vesting of equity awards for executive compensation discourages excessive risk-taking and properly accounts for the time horizon of risk. Accordingly, the Compensation Committee concluded that the compensation policies and practices for all employees, including the Named Executive Officers, do not create policies that are reasonably likely to have a material adverse effect on the Company or the Partnership.

Hedging Prohibitions

        Our Insider Trading Policy prohibits the Named Executive Officers from engaging in speculative transactions involving our common stock, including buying or selling puts or calls, short sales, purchases of securities on margin or otherwise hedging the risk of ownership of our common stock.

Clawback Policy

        The Company and the Partnership have each adopted a general clawback policy covering long-term incentive award plans and arrangements. The clawback policies apply to our current Named Executive Officers as well as certain of our former named executive officers. Generally, recoupment of compensation is triggered under the policies in the event of a financial restatement caused by fraud or intentional misconduct. In the event of such misconduct, we or the Partnership, as applicable, may recoup unvested, performance-based equity compensation that was earned based on the period in which such misconduct took place. The clawback policies also give the respective policy administrators discretion to determine whether a clawback of compensation should be initiated in any given case as well as the discretion to make other determinations under the policies, including whether a covered individual's conduct meets a specified standard, the amount of compensation to be clawed back, and the form of reimbursement to the Company or the Partnership, as applicable.

        In order to comply with applicable law, the clawback policies may be updated or modified once the Securities and Exchange Commission adopts final clawback rules pursuant to The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. In addition, each of the AR LTIP and Midstream LTIP generally provide that to the extent required by applicable law or any applicable securities exchange listing standards, or as otherwise determined by the Compensation Committee, all awards under the AR LTIP or Midstream LTIP shall be subject to the provisions of any clawback policy implemented by us or the Partnership, as applicable.

Summary Compensation Table

        The following table summarizes, with respect to the Named Executive Officers, information relating to the compensation earned for services rendered in all capacities during the fiscal years ended December 31, 2016, 2015 and 2014.

Summary Compensation Table for the Years Ended December 31, 2016, 2015 and 2014

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)		All Other Compensation ($)(4)	Total ($)
Paul M. Rady	2016	$831,667	$1,249,500	$8,185,133	$—	(5)	$10,600	$10,276,900
(Chairman of the Board of	2015	$820,833	$990,000	$6,000,009	$1,474,000	(6)	$10,600	$9,295,442
Directors and Chief	2014	$800,000	$960,000	$25,567,995	$—		$6,677	$27,334,672
Executive Officer)
Glen C. Warren, Jr.	2016	$625,000	$782,500	$5,456,802	$—	(5)	$10,600	$6,874,903
(Director, President and	2015	$616,667	$620,000	$3,999,992	$982,672	(6)	$10,600	$6,229,931
Chief Financial Officer	2014	$600,000	$600,000	$17,051,968	$—		$10,400	$18,262,368
and Secretary)
Alvyn A. Schopp	2016	$418,333	$445,188	$12,805,262	$—		$10,600	$13,679,383
(Chief Administrative	2015	$412,500	$352,750	$1,500,013	$368,500	(6)	$10,600	$2,644,363
Officer and Sr. Regional	2014	$400,000	$340,000	$9,392,024	$—		$10,400	$10,142,424
Vice President)
Kevin J. Kilstrom	2016	$418,333	$445,188	$6,739,263	$—		$10,600	$7,613,384
(Sr. Vice President—	2015	$412,500	$352,750	$1,500,013	$368,500	(6)	$10,600	$2,644,363
Production)	2014	$400,000	$340,000	$9,392,024	$—		$10,400	$10,142,424
Ward D. McNeilly	2016	$378,333	$402,688	$6,739,263	$—		$10,600	$7,530,884
(Sr. Vice President—	2015	$372,500	$300,000	$1,349,995	$331,650	(6)	$10,600	$2,364,745
Reserves, Planning and	2014	$360,000	$288,000	$7,391,986	$—		$10,400	$8,050,386
Midstream)
Michael N. Kennedy	2016	$363,333	$364,000	$2,021,264	$—		$9,680	$2,758,277
(Sr. Vice President—	2015	$358,333	$288,000	$3,439,439	$368,500	(6)	$10,600	$4,464,872
Finance, and Chief	2014	$350,000	$262,500	$5,218,012	$—		$10,400	$5,840,912
Financial Officer of the
Partnership)

(1)
The amounts reflected in this column may differ from those reported above under "Compensation Discussion and Analysis—Elements of Compensation—Base Salaries" due to the fact that adjustments to the base salaries of the Named Executive Officers for the 2016 fiscal year took effect on March 1, 2016.

(2)
Represents the aggregate amount of the annual discretionary cash bonuses paid to each Named Executive Officer.

(3)
The amounts reflected in this column represent the grant date fair value of (i) restricted stock unit awards and performance share unit awards granted to the Named Executive Officers pursuant to the AR LTIP and (ii) phantom units (which include tandem distribution equivalent rights) granted to the Named Executive Officers pursuant to the Midstream LTIP, each as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 718. See Note 6 to our consolidated financial statements for additional detail regarding assumptions underlying the value of these equity awards.

(4)
The amounts reflected in this column represent the amount of the Company's 401(k) match for fiscal 2014, 2015 and 2016 for each participating Named Executive Officer.

(5)
In December 2016, Messrs. Rady and Warren were each issued Series B Units in IDR LLC, all of which were unvested as of December 31, 2016. As discussed below under the heading "Payments Upon Termination or Change in Control-Series B Units in IDR LLC," the Series B Units in IDR LLC are intended to constitute "profits interests" for federal tax purposes. Accordingly, if IDR LLC had been liquidated as of the date these Series B Units were granted, Messrs. Rady and Warren would not have been entitled to receive any distributions with respect to such Series B Units.

(6)
These amounts reflect the grant date fair value of stock option awards granted to the Named Executive Officers pursuant to the AR LTIP in April 2015, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 718. See Note 6 to our consolidated financial statements for additional detail regarding assumptions underlying the value of these equity awards.

Grants of Plan-Based Awards for Fiscal Year 2016

									Grant Date Fair Value of Stock and Option Awards ($)(2)
		Number of Shares of Stock or Units (#)(1)			Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)
	Grant Date
Name		Threshold #)	Target(#)	Maximum (#)
Paul M. Rady
Restricted Stock Units	4/15/16		111,773		—		$—			$2,999,987
Performance Share Units(3)	4/15/16	55,887	111,773	223,546	—		$—			$3,685,156
Phantom Units	4/15/16		70,621		—		$—			$1,499,990
IDR LLC Units	12/31/16				48,000	$	N/A	(5)	$	N/A	(5)
Glen C. Warren, Jr.
Restricted Stock Units	4/15/16		74,516		—		$—			$2,000,009
Performance Share Units(3)	4/15/16	37,258	74,516	149,032	—		$—			$2,456,793
Phantom Units	4/15/16		47,081		—		$—			$1,000,000
IDR LLC Units	12/31/16				32,000	$	N/A	(5)	$	N/A	(5)
Alvyn A. Schopp
Restricted Stock Units	2/8/16		200,000		—		$—			$5,540,000
Performance Share Units(4)	2/8/16		200,000		—		$—			$5,243,999
Restricted Stock Units	4/15/16		27,943		—		$—			$749,990
Performance Share Units(3)	4/15/16	13,972	27,943	55,886	—		$—			$921,281
Phantom Units	4/15/16		16,478		—		$—			$349,993
Kevin J. Kilstrom
Restricted Stock Units	2/8/16		87,500		—		$—			$2,423,750
Performance Share Units(4)	2/8/16		87,500		—		$—			$2,294,249
Restricted Stock Units	4/15/16		27,943		—		$—			$749,990
Performance Share Units(3)	4/15/16	13,972	27,943	55,886	—		$—			$921,281
Phantom Units	4/15/16		16,478		—		$—			$349,993
Ward D. McNeilly
Restricted Stock Units	2/8/16		87,500		—		$—			$2,423,750
Performance Share Units(4)	2/8/16		87,500		—		$—			$2,294,249
Restricted Stock Units	4/15/16		27,943		—		$—			$749,990
Performance Share Units(3)	4/15/16	13,972	27,943	55,886	—		$—			$921,281
Phantom Units	4/15/16		16,478		—		$—			$349,993
Michael N. Kennedy
Restricted Stock Units	4/15/16		27,943		—		$—			$749,990
Performance Share Units(3)	4/15/16	13,972	27,943	55,886	—		$—			$921,281
Phantom Units	4/15/16		16,478		—		$—			$349,993

(1)
The equity awards that are disclosed in this Grants of Plan-Based Awards for Fiscal Year 2016 table are (i) restricted stock unit awards and performance share units of the Company granted under the AR LTIP on April 15, 2016, (ii) phantom unit awards of the Partnership granted under the Midstream LTIP on April 15, 2016 and (iii) for Messrs. Schopp, Kilstrom, and McNeilly, time-vested restricted stock units and performance share units of the Company granted under the AR LTIP on February 8, 2016.

(2)
The amounts reflected in this column represent the grant date fair value of (i) restricted stock unit awards and performance share unit awards granted to the Named Executive Officers pursuant to the AR LTIP and (ii) phantom units (which include tandem distribution equivalent rights) granted to the Named Executive Officers pursuant to the Midstream LTIP, each as computed in accordance with FASB ASC Topic 718. See Note 6 to our consolidated financial statements for additional detail regarding assumptions underlying the value of these equity awards.

(3)
The performance share unit awards granted in April 2016 are earned based upon our three-year total shareholder return performance as measured against a peer group of comparable E&P companies. Pursuant to these performance share unit awards, the Named Executive Officers are eligible to receive threshold, target and maximum payouts of 50%, 100% and 200%, respectively, of the target amount of performance share units awarded. In order to achieve threshold, target and maximum payouts under the performance share awards, the Company's total shareholder return performance relative to the Company's peer group over the performance period must rank at or above the 30th percentile, 55th percentile or 80th percentile, respectively. If the Company's total shareholder return is negative for the performance period, in no event will the performance share units exceed 100% of target. If the Company's total shareholder return over the performance period ranks below the threshold performance level, all of the performance share units will be forfeited.

(4)
The 2016 performance share units granted as one-time recognition and retention awards to Messrs. Schopp, Kilstrom and McNeilly in February 2016 will become eligible to vest based upon the achievement of the following stock price hurdles: $26.75, $30.00 and $33.25. Accordingly, no threshold or maximum is included for these performance share units.

(5)
The Series B Units in IDR LLC granted to Messrs. Rady and Warren on December 31, 2016 are not traditional options, and, therefore, there is no exercise price associated with them. In addition, as discussed above, the Series B units in IDR LLC issued to Messrs. Rady and Warren are intended to constitute "profits interests" for federal tax purposes, and accordingly, if IDR LLC had been liquidated as of the date these Series B Units were granted, Messrs. Rady and Warren would not have been entitled to receive any distributions with respect to such Series B Units.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

        The following is a discussion of material factors necessary to an understanding of the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards for Fiscal Year 2016 table.

Restricted Stock Unit Awards and Performance Share Units

        The Compensation Committee granted restricted stock unit awards and performance share unit awards under the AR LTIP to each of the Named Executive Officers in April 2016. The restricted stock unit awards granted in 2016 will vest on April 15th of each of 2017, 2018, 2019 and 2020, and the performance share unit awards granted in 2016 are earned based upon our relative three-year total shareholder return, so long as the applicable Named Executive Officer remains continuously employed by us from the grant date through the applicable vesting date. All of the restricted stock units and performance share unit awards will also vest in full upon a termination of a Named Executive Officer's employment due to his death or disability.

        The Compensation Committee granted one-time recognition and retention awards to Messrs. Schopp, Kilstrom and McNeilly in February 2016. These awards were comprised of restricted stock unit awards (50%) and performance share unit awards (50%). One-third of the restricted stock units have vested and the remaining restricted stock units will vest in equal installments on February 8th of each of 2018 and 2019, so long as the applicable Named Executive Officer remains continuously employed by us from the grant date through the applicable vesting date. The performance share unit awards vest based on the achievement of certain stock price hurdles. A hurdle will be considered achieved when the 10-day volume weighted average stock price equals or exceeds the price hurdle. One-third of the performance share unit awards will vest based upon the achievement of the stock price hurdles of $26.75, $30.00 and $33.25. At December 31, 2016, the $26.75 price hurdle had been achieved, and, accordingly, one-third of the performance share unit awards had vested. These units are also subject to a time vesting component in that if the price hurdles are met, the units will vest annually over three years on the anniversary of the grant date. As of February 8, 2017, 33.33% of the performance share unit awards have vested, and the remaining units will vest in installments of 33.34% and 33.33% on February 8th of each of 2018 and 2019, respectively, so long as the applicable Named Executive Officer remains continuously employed by us from the grant date through the applicable vesting date and the applicable stock price hurdles are achieved.

        Vested restricted stock units (less any restricted stock units withheld to satisfy applicable tax withholding obligations) will be settled through the issuance of common stock within 30 days following the applicable vesting date. While a Named Executive Officer holds unvested restricted stock units, he is entitled to receive distribution equivalent right credits (the "AR DERs") equal to cash distributions paid in respect of a share of our common stock. The AR DERs will be paid in cash within 30 days following the vesting of the associated restricted stock units (and will be forfeited at the same time the associated restricted stock units are forfeited). The potential acceleration and forfeiture events related to these restricted stock units are described in greater detail under the heading "Potential Payments Upon Termination or Change in Control" below.

Phantom Unit Awards

        On November 12, 2014 and April 15, 2016, the GP Board granted phantom units under the Midstream LTIP to each of the Named Executive Officers in connection with the annual compensation program and in recognition of each Named Executive Officer's contribution to the operations of the Partnership. For each of these phantom unit awards, twenty-five percent of the phantom units granted to each of the Named Executive Officers will become vested on each of the first four anniversaries of the grant date so long as the applicable Named Executive Officer remains continuously employed by us from the grant date through the applicable vesting date. All of the phantom units granted to the Named Executive Officers will also become fully vested immediately if such Named Executive Officer's employment terminates due to death or disability or the consummation of a change in control (as defined in the Midstream LTIP). Vested phantom units (less any phantom units withheld to satisfy applicable tax withholding obligations) will be settled through the issuance of common units within 30 days following the applicable vesting date. While a Named Executive Officer holds unvested phantom units, he is entitled to receive distribution equivalent right credits (the "Midstream DERs") equal to cash distributions paid in respect of a common unit of the Partnership. The Midstream DERs will be paid in cash within 30 days following the vesting of the associated phantom units (and will be forfeited at the same time the associated phantom units are forfeited). The potential acceleration and forfeiture events relating to these phantom units are described in greater detail under the heading "Potential Payments Upon Termination or Change in Control" below.

Series B Units in IDR LLC

        The Series B Units in IDR LLC issued to Messrs. Rady and Warren on December 31, 2016 will become vested in equal installments over a three-year period beginning on the first anniversary of the grant date, so long as Messrs. Rady and Warren remain continuously employed by us or one of our affiliates through each vesting date. The potential acceleration and forfeiture events relating to these units are described in greater detail under the heading "Potential Payments Upon Termination or Change of Control" below.

Outstanding Equity Awards at 2016 Fiscal Year-End

        The following table provides information concerning equity awards that have not vested for the Named Executive Officers as of December 31, 2016.

	Option Awards(1)
							Stock Awards(9)
	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Number of Securities Underlying Unexercised Options Exercisable (#)(3)
Name			Option Exercise Price ($)		Option Expiration Date		Number of Units That Have Not Vested (#)(10)	Market Value of Units That Have Not Vested ($)(11)
Paul M. Rady
Class A-2 Units	—	113,670	N/A	(8)	N/A	(8)
Class B-2 Units	—	500,000	N/A	(8)	N/A	(8)
Class B-4 Units(4)	625,000	1,875,000	N/A	(8)	N/A	(8)
Restricted Stock Units	—	—	$—		—		486,030	$11,494,615
Phantom Units	—	—	$—		—		166,621	$5,145,256
Stock Options(5)	75,000	25,000	$50.00		4/15/2025
IDR LLC Units(6)	48,000	—	N/A	(8)	N/A	(8)
Glen C. Warren, Jr.
Class A-2 Units	—	75,780	N/A	(8)	N/A	(8)
Class B-2 Units	—	333,333	N/A	(8)	N/A	(8)
Class B-4 Units(4)	416,667	1,250,000	N/A	(8)	N/A	(8)
Restricted Stock Units	—	—	$—		—		324,072	$7,664,309
Phantom Units	—	—	$—		—		111,081	$3,430,181
Stock Options(5)	50,000	16,667	$50.00		4/15/2025
IDR LLC Units(6)	32,000	—	N/A	(8)	N/A	(8)
Alvyn A. Schopp
Class A-2 Units	—	50,000	N/A	(8)	N/A	(8)
Class B-2 Units	—	125,000	N/A	(8)	N/A	(8)
Class B-4 Units(4)	106,250	318,750	N/A	(8)	N/A	(8)
Restricted Stock Units	—	—	$—		—		544,556	$12,878,749
Phantom Units	—	—	$—		—		40,478	$1,249,961
Stock Options(5)	18,750	6,250	$50.00		4/15/2025
Kevin J. Kilstrom
Class A-2 Units	—	200,000	N/A	(8)	N/A	(8)
Class B-2 Units	—	400,000	N/A	(8)	N/A	(8)
Restricted Stock Units	—	—	$—		—		319,556	$7,557,499
Phantom Units	—	—	$—		—		40,478	$1,249,961
Stock Options(5)	18,750	6,250	$50.00		4/15/2025
Ward D. McNeilly
Class A-2 Units	—	50,000	N/A	(8)	N/A	(8)
Class B-2 Units	—	50,000	N/A	(8)	N/A	(8)
Class B-4 Units(4)	10,000	130,000	N/A	(8)	N/A	(8)
Class B-7 Units	—	50,000	N/A	(8)	N/A	(8)
Class B-13 Units(4)	27,500	82,500	N/A	(8)	N/A	(8)
Restricted Stock Units	—	—	$—		—		301,469	$7,129,742
Phantom Units	—	—	$—		—		40,478	$1,249,961
Stock Options(5)	16,875	5,625	$50.00		4/15/2025
Michael N. Kennedy
Class B-15 Units(4)	7,500	22,500	N/A	(8)	N/A	(8)
Restricted Stock Awards	—	—	$—		—		3,750	$88,688
Restricted Stock Units	—	—	$—		—		185,610	$4,389,680
Phantom Units	—	—	$—		—		37,478	$1,157,321
Stock Options(5)	18,750	6,250	$50.00		4/15/2025
Stock Options(7)	15,000	45,000	$54.15		10/16/2023

(1)
The equity awards that are disclosed in this Outstanding Equity Awards at 2016 Fiscal Year-End table under Option Awards are (i) units in Holdings that are intended to constitute profits interests for federal tax purposes rather than traditional option awards, (ii) stock option awards granted under the AR LTIP and (iii) for Messrs. Rady and Warren, Series B Units in IDR LLC that are intended to constitute profits interests for federal tax purposes rather than traditional option awards.

(2)
Awards reflected as "Unexercisable" are Holdings units, Series B Units in IDR LLC and stock option awards that have not yet become vested.

(3)
Awards reflected as "Exercisable" are Holdings units that have become vested, but have not yet been settled.

(4)
The unvested Holdings units reflected in this row will become vested on May 6, 2017 for Messrs. Rady, Warren, Schopp and McNeilly and August 26, 2017 for Mr. Kennedy so long as the applicable Named Executive Officer remains continuously employed by us or one of our affiliates through such date.

(5)
One-third of the unvested stock option awards reflected in this row will become vested and exercisable on each of April 15, 2017, April 15, 2018 and April 15, 2019 so long as the applicable Named Executive Officer remains continuously employed by us or one of our affiliates through each such date.

(6)
One-third of the unvested Series B Units in IDR LLC reflected in this row will become vested and exercisable on each of December 31, 2017, December 31, 2018 and December 31, 2019 so long as the applicable Named Executive Officer remains continuously employed by us or one of our affiliates through each such date.

(7)
The stock option awards reflected in this row were granted on October 16, 2013. The remaining unvested portion of these awards will become vested and exercisable on October 16, 2017 so long as Mr. Kennedy remains continuously employed by us or one of our affiliates through such date.

(8)
These equity awards are not traditional options and, therefore, there is no exercise price or expiration date associated with them.

(9)
The equity awards that are disclosed in this Outstanding Equity Awards at 2016 Fiscal Year-End table under the Stock Awards column consist of the following awards granted under the AR LTIP: (i) restricted stock units, (ii) restricted stock and (iii) performance share units granted as special retention awards to Messrs. Schopp, Kilstrom and McNeilly in February 2016 for which the applicable stock price hurdle has been achieved. This Stock Awards column also includes phantom units granted under the Midstream LTIP.

(10)
Except as otherwise provided in the applicable award agreement, (1) 2016 restricted stock unit awards will vest on April 15 of each of 2017, 2018, 2019 and 2020, (2) 2015 restricted unit awards will vest on April 15 of each of 2017, 2018 and 2019, (3) 2014 restricted unit awards (A) with respect to Messrs. Rady and Warren, will vest on October 22, 2017 or (B) with respect to Messrs. Schopp, Kilstrom, and McNeilly, 50% of the remaining restricted stock units will vest on April 1 of each of 2017 and 2018, (4) phantom units granted in 2016 will vest on April 15 of each of 2017, 2018, 2019 and 2020, (5) 50% of the remaining phantom units granted in 2014 will vest on November 12 of each of 2017 and 2018 and (6) the 2016 performance share units granted as special retention awards to Messrs. Schopp, Kilstrom and McNeilly for which the applicable stock price hurdle has been achieved will vest in increments of 33.33%, 33.34% and 33.33% on February 8 of each of 2017, 2018 and 2019, respectively, in each case, so long as the applicable Named Executive Officer remains continuously employed by us from the grant date through the applicable vesting date.

(11)
The amounts reflected in this column represent the market value of (i) common stock underlying the restricted stock unit awards granted to the Named Executive Officers, computed based on the closing price of our common stock on December 31, 2016, which was $23.65 per share, and (ii) common units of the Partnership underlying the phantom unit awards granted to the Named Executive Officers, computed based on the closing price of the Partnership's common units on December 31, 2016, which was $30.88 per unit.

Option Exercises and Stock Vested in Fiscal Year 2016

        The following table provides information concerning equity awards that vested or were exercised by the Named Executive Officers during the 2016 fiscal year.

	Option Awards(1)		Stock Awards(2)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Paul M. Rady
Restricted Stock Units	—	$—	189,932	$5,042,458
Phantom Units	—	$—	48,000	$1,342,080
Glen C. Warren, Jr.
Restricted Stock Units	—	$—	126,672	$3,362,980
Phantom Units	—	$—	32,000	$894,720
Alvyn A. Schopp
Restricted Stock Units	—	$—	39,801	$1,004,644
Phantom Units	—	$—	12,000	$335,520
Kevin J. Kilstrom
Restricted Stock Units	—	$—	39,801	$1,004,644
Phantom Units	—	$—	12,000	$335,520
Ward D. McNeilly
Restricted Stock Units	—	$—	31,211	$789,992
Phantom Units	—	$—	12,000	$335,520
Michael N. Kennedy
Restricted Stock Units	—	$—	60,327	$1,533,906
Restricted Stock Awards	—	$—	3,750	$103,163
Phantom Units	—	$—	10,500	$293,580

(1)
The units in Holdings are intended to constitute profits interests for federal tax purposes rather than traditional option awards and thus do not have any exercise features associated with them. There were no other stock option exercises during the 2016 fiscal year.

(2)
The equity awards that vested during the 2016 fiscal year disclosed under the Stock Awards columns consist of restricted stock units and restricted stock awards granted under the AR LTIP and phantom units granted under the Midstream LTIP.

(3)
The amounts reflected in this column represent the aggregate market value realized by each Named Executive Officer upon vesting of (i) the restricted stock unit awards and restricted stock awards held by such Named Executive Officer, computed based on the closing price of our common stock on the applicable vesting date, and (ii) the phantom unit awards held by such Named Executive Officer, computed based on the closing price of the Partnership's common units on the applicable vesting date.

Pension Benefits

        We do not provide pension benefits to our employees.

Nonqualified Deferred Compensation

        We do not provide nonqualified deferred compensation benefits to our employees.

Payments Upon Termination or Change in Control

Holdings Units

        As described above, we do not maintain individual employment agreements, severance agreements or change in control agreements with the Named Executive Officers; however, the unvested units in Holdings granted to Messrs. Rady, Warren, Schopp, McNeilly and Kennedy could be affected by the termination of their employment or the occurrence of certain corporate events. The impact of such a termination or corporate event upon the units is governed by the terms of both the restricted unit agreements issued to them in connection with the grant of their unit awards, as well as the limited liability company agreement of Holdings (the "Holdings LLC Agreement").

        The Holdings LLC Agreement provides that upon the termination of a Named Executive Officer's employment with us by reason of death or "disability" (as defined below) or upon the occurrence of an "exit event" (as defined below) while the Named Executive Officer is employed by us, any unvested portion of the Holdings units granted to the Named Executive Officer will become vested; our termination of the Named Executive Officer's employment with or without "cause," as well as the officer's voluntary termination of employment, generally results in the forfeiture of all unvested Holdings units. In addition, a termination for "cause" results in a forfeiture of all vested units. Any unvested portion of the Holdings units granted to a Named Executive Officer may also become immediately vested under such circumstances and at such times as the board of directors of Holdings determines to be appropriate in its discretion. The Holdings LLC Agreement also provides that upon the voluntary resignation of a Named Executive Officer or the occurrence of an exit event, any portion of the Holdings units granted to the officer that have vested as of the time of the applicable event are subject to repurchase, at Holdings' option, at a purchase price equal to the "fair market value" of such units, as determined by the unanimous resolution of the board of directors of Holdings. Such amount may be paid by Holdings in cash or by promissory note. In addition, in lieu of electing to repurchase all or any portion of a Named Executive Officer's vested units in Holdings, the board of directors of Holdings has the right to modify such units so that the aggregate amount that may potentially be distributed with respect to such units is "capped" at the lesser of (a) the aggregate amount that the Named Executive Officer is entitled to receive with respect to such units under the Holdings LLC Agreement or (b) an amount equal to the sum of (x) the fair market value of such units as of the date the Named Executive Officer's employment terminates (the "Termination Value") and (y) an accretion amount with respect to the Termination Value calculated based upon a rate equal to 5% per annum, compounding annually in arrears as of the Termination Date.

        Under the Holdings LLC Agreement, a Named Executive Officer will be considered to have incurred a "disability" if the officer becomes incapacitated by accident, sickness or other circumstance that renders the officer mentally or physically incapable of performing the officer's duties with us on a full time basis for a period of at least 120 days during any 12 month period. A termination for "cause" will occur following an employee's (1) gross negligence or willful misconduct, (2) conviction of a felony or a crime involving theft, fraud or moral turpitude, (3) refusal to perform material duties or responsibilities, (4) willful and material breach of a corporate policy or code of conduct or (5) willful engagement in conduct that damages the integrity, reputation or financial success of the Company or any of its affiliates. Further, an "exit event" generally includes the sale of our Company, in one transaction or a series of related transactions, whether structured as (a) a sale or other transfer of all or substantially all of our equity interests (including by way of merger, consolidation, share exchange, or similar transaction), (b) a sale or other transfer of all or substantially all of our assets promptly followed by a dissolution and liquidation of our Company or (c) a combination of the transactions described in clauses (a) and (b).

Restricted Stock Units, Phantom Units and Stock Options

        As noted above, any unvested restricted stock units, unvested phantom units or unvested stock options granted to the Named Executive Officers will become immediately fully vested (and, in the case of stock options, fully exercisable) if the applicable Named Executive Officer's employment with us terminates due to his death or "disability." For purposes of these awards, a Named Executive Officer will be considered to have incurred a "disability" if he is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

        Effective October 24, 2016, the Board and the GP Board approved amendments to certain outstanding awards granted pursuant to the AR LTIP and the Midstream LTIP (the "Amendments") in order to address the treatment of vesting upon change in control. Prior to these amendments, the treatment of awards was left to the discretion of the Compensation Committee. The Compensation Committee believes that providing clarity regarding the treatment of such awards allows the executives to focus on maximizing the value to our stockholders and the Partnership's unitholders in the event of a corporate transaction (as defined in the AR LTIP or the Midstream LTIP, as applicable). Given that the Named Executive Officers are generally founders of the Company, the Compensation Committee determined that it was appropriate to provide single-trigger vesting for these awards. In addition, given the highly competitive nature of our business in a volatile energy industry environment, the Compensation Committee concluded that providing financial protections in the event of a transaction is a critical retentive element to attract and retain top executive talent. The Amendments allow the Named Executive Officers to focus on the Company's and the Partnership's performance and maximizing value for our stockholders and the Partnership's unitholders, respectively. The Amendments provide for 100% vesting of the service-based vesting conditions with regard to outstanding awards held by the Named Executive Officers upon a change in control, provided that the Named Executive Officer remains continuously employed through the date such change in control occurs.

        As used in the amendment related to the AR LTIP awards, "change in control" generally means, the occurrence of any of the following events:

  •
  A person or group of persons acquires beneficial ownership of 50% or more of either (a) the outstanding shares of our common stock or (b) the combined voting power of our voting securities entitled to vote in the election of directors; provided, however, that (i) any acquisition directly from us, (ii) any acquisition by us or any of our affiliates or (iii) any acquisition by any employee benefit plan sponsored or maintained by us shall not constitute a change in control;

  •
  The incumbent members of the Board cease for any reason to constitute at least a majority of the Board;

  •
  The consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets or an acquisition of assets of another entity (a "Business Combination"), in each case, unless, following such Business Combination, (A) our outstanding common stock immediately prior to such Business Combination represents more than 50% of the outstanding common equity interests and the outstanding voting securities entitled to vote in the election of directors of the surviving entity, (B) no person or group of persons beneficially owns 20% or more of the common equity interests of the surviving entity or the combined voting power of the voting securities entitled to vote generally in the election of directors of such surviving entity, and (C) at least a majority of the members of the board of directors of the surviving entity were members of the incumbent board at the time of the execution of the initial agreement or corporate action providing for such Business Combination; or

  •
  Approval by our stockholders of a complete liquidation or dissolution of the Company.

        As used in the amendment related to the Midstream LTIP awards, "change in control" means the occurrence of any of the following events:

  •
  A person or group of persons, other than certain affiliates of the Partnership, becomes the beneficial owner, by way of merger, acquisition, consolidation, recapitalization, reorganization, or otherwise, of 50% or more of the voting power of the equity interests in the general partner of the Partnership;

  •
  The sale or disposition by either the Partnership or the general partner of the Partnership of all or substantially all of its assets to any person or group of persons;

  •
  The general partner of the Partnership's approval of a complete liquidation or dissolution of the Partnership;

  •
  A transaction resulting in a person or group of persons becoming the general partner of the Partnership; or

  •
  A "Change in Control" as defined in the AR LTIP.

Series B Units in IDR LLC

        The Series B Units in IDR LLC held by Messrs. Rady and Warren will vest upon the consummation of a change of control transaction (as defined in the IDR LLC Agreement) or upon an involuntary termination without cause or due to death or disability. As discussed above, the Series B Units in IDR LLC issued to Messrs. Rady and Warren on December 31, 2016 are intended to constitute "profits interests" for federal tax purposes and are not traditional options.

        As used in the IDR LLC Agreement and the award agreements pursuant to which the Series B Units in IDR LLC were granted, "change of control transaction" means the occurrence of any of the following events:

  •
  Any consolidation, conversion, merger or other business combination involving IDR Holdings or the general partner of the Partnership in which a majority of the outstanding Series A Units of IDR LLC or the general partner of the Partnership's common units are exchanged for or converted into cash, securities of a corporation or other business organization or other property;

  •
  A sale or other disposition of all or a material portion of the assets of IDR LLC;

  •
  A sale or other disposition of all or substantially all of the assets of the general partner of the Partnership followed by a liquidation of the general partner of the Partnership or a distribution to the members of the general partner of the Partnership of all or substantially all of the net proceeds of such disposition after payment of liabilities and other obligations of the general partner of the Partnership;

  •
  The sale by all the members of IDR LLC of all or substantially all of the outstanding IDR LLC membership interests in a single transaction or series of related transactions; or

  •
  The sale of all of the outstanding common units of the general partner of the Partnership in a single transaction or series of related transactions.

        Each of Messrs. Rady and Warren have the right, upon delivery of written notice to IDR LLC, to require IDR LLC to redeem all or a portion of their vested Series B Units for a number of newly-issued common shares in the general partner of the Partnership equal to the quotient determined by dividing (a) the product of (i) the Per Vested B Unit Entitlement (as defined below) and (ii) the number of vested Series B Units being redeemed by (b) the volume weighted average price of a common share of the general partner of the Partnership for the 20 trading days ending on and including the trading day prior to the date of such notice (which we refer to as the "AMGP VWAP Price"); however, in no event will the aggregate number of common shares issued by the general partner of the Partnership pursuant to such redemptions exceed 6% of the aggregate number of issued and outstanding common shares of the general partner of the Partnership. The "Per Vested B Unit Entitlement" will be calculated in accordance with the IDR LLC Agreement from time to time and will equal, as of a date of determination, the quotient obtained by dividing (a) the product of (i) the fair market value of IDR LLC (which for this purpose is based on the equity value of the general partner of the Partnership and which shall be calculated on any date of determination by multiplying the AMGP VWAP Price and the number of then-outstanding common shares of the general partner of the Partnership) as of such date minus $2.0 billion and (ii) the product of (A) 6%, (B) the percentage of authorized Series B Units that are outstanding and (C) the percentage of outstanding Series B Units that have vested by (b) the total number of vested Series B Units outstanding at such time.

        In addition, upon the earliest to occur of (a) December 31, 2026, (b) a change of control transaction of the general partner of the Partnership or of IDR LLC or (c) a liquidation of IDR LLC, the general partner of the Partnership may redeem each outstanding Series B Unit in exchange for common shares of the general partner of the Partnership in accordance with the ratio described above, subject to certain limitations.

        The above mechanisms are subject to customary conversion rate adjustments for equity splits, equity dividends and reclassifications.

Potential Payments Upon Termination or Change in Control Table for Fiscal Year 2016

        Because the right to repurchase vested Holdings units is optional rather than mandatory, none of the Named Executive Officers would have had a right to receive any amounts in respect of their Holdings units on or after a termination of their employment or the occurrence of an exit event as of December 31, 2016. However, if Messrs. Rady, Warren, Schopp, McNeilly and Kennedy's employment with us would have terminated due to the Named Executive Officers' death or disability or if an exit event occurred, the unvested portion of his Holdings units would have become vested. The Holdings units effectively represent an indirect interest in certain shares of our common stock.

        Similarly, if any of the Named Executive Officers' employment with us would have terminated due to the Named Executive Officers' death or disability, the unvested portion of his restricted stock units, phantom units and stock options, as applicable, would have become vested. The restricted stock units (and, if exercised, the stock options) represent a direct interest in shares of our common stock, and the closing price of our common stock on December 31, 2016 was $23.65 per share. The phantom units represent a direct interest in the Partnership's common units, and the closing price of the Partnership's common units on December 31, 2016 was $30.88 per unit.

        The amounts that each of the Named Executive Officers would receive in connection with the accelerated vesting of their equity awards (other than stock options) upon a termination due to their death or disability (assuming such termination occurred on December 31, 2016) are reflected in the last column of the Outstanding Equity Awards at 2016 Fiscal Year-End table above. Because the exercise price of stock options held by the Named Executive Officers exceeded the fair market value of the Company's common stock on December 31, 2016, no value would have been received by the Named Executive Officers with respect to their stock options in connection with the accelerated vesting of these awards.

Quantification of Benefits

        The following table summarizes the compensation and other benefits that would have become payable to each Named Executive Officer assuming that a change in control of the Company and the Partnership occurred on December 31, 2016.

	Potential Payments upon a Change in Control of the Company as of December 31, 2016
Name	Restricted Stock Awards ($)		Restricted Stock Units ($)	Phantom Units ($)	Stock Options ($)(1)	Units in Holdings ($)	Series B Units in IDR LLC ($)			Total ($)
Paul M. Rady	$	N/A	$11,494,615	$5,145,256	$—	$—		$—	(2)	$16,639,871
Glen C. Warren, Jr.	$	N/A	$7,664,309	$3,430,181	$—	$—		$—	(2)	$11,094,490
Alvyn A. Schopp	$	N/A	$12,878,749	$1,249,961	$—	$—	$	N/A		$14,128,710
Kevin J. Kilstrom	$	N/A	$7,557,499	$1,249,961	$—	$—	$	N/A		$8,807,460
Ward D. McNeilly	$	N/A	$7,129,742	$1,249,961	$—	$—	$	N/A		$8,379,703
Michael N. Kennedy		$88,688	$4,389,680	$1,157,321	$—	$—	$	N/A		$5,635,689

(1)
Because the exercise price of stock options held by the Named Executive Officers exceeded the fair market value of the Company's common stock on December 31, 2016, no value would have been received by the Named Executive Officers with respect to their stock options in connection with the accelerated vesting of these awards.

(2)
As discussed above, the Series B Units in IDR LLC held by Messrs. Rady and Warren will vest upon the consummation of a change of control transaction or upon an involuntary termination of Messrs. Rady or Warren without cause or due to death or disability. The Series B Units in IDR LLC are not traditional options. While there is no traditional exercise price associated with the Series B Units in IDR LLC, these awards were out of the money on December 31, 2016, and, therefore, there is no "spread" value associated with these awards. The redemption right described above only applies upon a change of control transaction applicable to the general partner of the Partnership (not a change of control of the Company or the Partnership), and, therefore, the redemption value is not disclosed in this table.

 PRINCIPAL AND SELLING SHAREHOLDERS

Antero Midstream GP LP

        The following tables set forth certain information regarding the beneficial ownership of our common shares following the consummation of this offering and the related transactions by:

  •
  each person who is known to us to beneficially own more than 5% of the common shares (calculated in accordance with Rule 13d-3);

  •
  the named executive officers ("NEOs") of our general partner;

  •
  each of the directors and director nominees of our general partner;

  •
  all of the directors, director nominees and executive officers of our general partner as a group; and

  •
  the selling shareholder.

        The amounts and percentage of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. All information with respect to beneficial ownership has been furnished by the respective directors, director nominees, officers or 5% or more shareholders, as the case may be.

        The following table sets forth, as of February 28, 2017, information relating to the selling shareholder beneficial ownership of our common units and is based on information provided to us by the selling shareholder, which we have not sought to verify. It also sets forth, as of February 28, 2017, the number of common shares owned by each of the named executive officers and directors of our general partner and all directors and executive officers of our general partner as a group. Unless otherwise noted, the address of each beneficial owner named in the chart below is 1615 Wynkoop Street, Denver, Colorado 80202.

				Number of Common Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters' Over-Allotment Option)			Number of Common Shares Beneficially Owned After this Offering (Assuming the Underwriters' Over-Allotment Option is Exercised in Full)
Number of Common Shares Offered (Assuming the Underwriters' Over-Allotment Option is Exercised in Full)(1)
Number of Common Shares Offered (Assuming No Exercise of the Underwriters' Over-Allotment Option)(1)
Percentage of Common Shares Beneficially Owned Before this Offering(1)
Name of Beneficial Owner				Number	Percentage		Number	Percentage
Antero Resources Investment LLC(2)	100%
AMGP GP LLC(3)	—%	—	—			%			%
Paul M. Rady	—%	—	—			%			%
Glen C. Warren, Jr.	—%	—	—			%			%

All Directors and Executive Officers as a group ( persons)	—%	—	—			%			%

(1)
Antero Investment will own 100% of the limited liability company interests in Antero Resources Midstream Management LLC ("ARMM") prior to its conversion from a limited liability company into Antero Midstream GP LP, a limited partnership, in connection with the Reorganization occurring simultaneously with the closing of this offering. Please read "Organizational Structure—Reorganization." All of the common shares being sold in this offering, including common shares sold in connection with the exercise of the underwriters' option to purchase additional common shares, are being offered by Antero Investment as the selling shareholder.

(2)
Under Antero Investment's amended and restated limited liability company agreement, the voting and disposition of any of our common shares held by Antero Investment will be controlled by its board of directors. The board of directors of Antero Investment, which acts by majority approval, comprises Peter R. Kagan, W. Howard Keenan, Jr., Paul M. Rady and Glen C. Warren, Jr. Each of the members of Antero Investment's board of directors disclaims beneficial ownership of any of our securities held by Antero Investment.

(3)
In connection with the Reorganization, AMGP GP will be admitted as the managing member of ARMM. Upon the conversion of ARMM into a limited partnership, AMGP GP's managing member interest in ARMM will be converted to a non-economic general partner interest in us, and AMGP GP will become our general partner. Under our general partner's limited liability company agreement, the voting and disposition of any of our common shares held by our general partner will be controlled by the board of directors of our general partner. The board of directors of our general partner, which acts by majority approval, comprises            . Each of the members of our general partner's board of directors disclaims beneficial ownership of any of our securities held by our general partner.

        The amounts reflected in the table above do not include common shares that may be purchased in the directed share program. Please see "Underwriting—Directed Share Program."

Antero Midstream Partners LP

        The following table sets forth, as of February 28, 2017, the number of common units of Antero Midstream owned by each of the named executive officers and directors of our general partner and all directors and executive officers of our general partner as a group. Unless otherwise noted, the address of each beneficial owner named in the chart below is 1615 Wynkoop Street, Denver, Colorado 80202.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned
Paul M. Rady	129,188	*	%
Glen C. Warren, Jr.	88,518	*	%
All directors and executive officers as a group ( persons)			%

*
Less than 1%.

Antero Resources Corporation

        The following table sets forth, as of February 28, 2017, the number of shares of common stock of Antero Resources owned by each of the named executive officers and directors of our general partner and all directors and executive officers of our general partner as a group. Unless otherwise noted, the address of each beneficial owner named in the chart below is 1615 Wynkoop Street, Denver, Colorado 80202.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Paul M. Rady(1)(2)	15,975,303	5.1%
Glen C. Warren, Jr.(3)(4)(5)	10,302,357	3.3%
All directors and executive officers as a group ( persons)

*
Less than 1%.

(1)
Includes 2,820,806 units held by Salisbury Investment Holdings LLC ("Salisbury") and 2,461,712 units held by Mockingbird Investments LLC ("Mockingbird"). Mr. Rady owns a 95% limited liability company interest in Salisbury and his spouse owns the remaining 5%. Mr. Rady owns a 3.68% limited liability company interest in Mockingbird, and a trust under his control owns the remaining 96.32%. Mr. Rady disclaims beneficial ownership of all units held by Salisbury and Mockingbird except to the extent of his pecuniary interest therein.

(2)
Includes 374,258 units that remain subject to vesting and options to purchase 50,000 units that expire ten years from the date of grant, or April 15, 2025.

(3)
Mr. Warren indirectly owns seven units purchased by a family member, and these units are included because of his relation to the purchaser. Mr. Warren disclaims beneficial ownership of all units reported except to the extent of his pecuniary interest therein.

(4)
Includes 3,847,251 units held by Canton Investment Holdings LLC ("Canton"). Mr. Warren is the sole member of Canton. Mr. Warren disclaims beneficial ownership of all units held by Canton except to the extent of his pecuniary interest therein.

(5)
Includes 249,557 units that remain subject to vesting and options to purchase 33,332 units that expire ten years from the date of grant, or April 15, 2025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Related Party Transactions

Limited Liability Company Agreement of IDR LLC

        On December 31, 2016, our Predecessor entered into the limited liability company agreement of Antero IDR Holdings LLC, pursuant to which IDR LLC created two classes of membership interests, including capital interests referred to as Series A Units and profits interests referred to as Series B Units. Following the closing of this offering, we will continue to own all of the Series A Units and the Series B Holders will continue to own all of the Series B Units.

        The Series B Units are subject to restrictions on transfer and vest in three annual installments in one-third increments upon each anniversary of the vesting commencement date, subject to the holder's continuous service with us and our affiliates through the vesting commencement date. Series B Units will also vest in full upon a change in control of us or Antero Midstream or upon a termination by us or our applicable affiliate of the holder's service with us and our affiliates without cause or due to the holder's death or disability. In the event any Series B Units fail to vest, they will be forfeited to IDR LLC and may not be re-issued.

        The IDR LLC Agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the IDR LLC limited liability company agreement is qualified in its entirety by reference thereto.

  Cash Distributions

        Following the completion of this offering, our sole cash-generating asset will consist of our interest in IDR LLC, which owns all of the IDRs of Antero Midstream. Through our ownership interest in IDR LLC, our shareholders will be entitled to a portion of the cash distributions paid by Antero Midstream on its IDRs. Following the completion of the Reorganization and this offering, we expect to receive at least 94% of the cash distributions paid by Antero Midstream on the IDRs.

        We will pay to our shareholders, on a quarterly basis, distributions equal to the cash we receive from IDR LLC, less distributions paid to or reserved for the Series B Holders, taxes and other expenses, including reserves relating to our general and administrative expenses (including expenses we will incur as the result of being a public company) and reserves that our general partner (on our behalf as the managing member of IDR LLC) believes prudent to pay or provide for payment of existing and projected obligations and to provide a reasonable reserve for working capital and contingencies. We, as the holder of all of the Series A Units, expect to receive an initial aggregate distribution on our Series A Units with respect to such fiscal quarter equal to $7.5 million. If the distribution on the IDRs exceeds such amount, the Series B Holders will receive an aggregate distribution of up to 6% of the excess amount distributed on the IDRs with respect to such fiscal quarter, and we will receive all remaining distributions. The Series B Units are subject to restrictions on transfer and vest ratably over a three-year period upon each anniversary of the vesting commencement date. The Series B Holders are entitled to distributions only with respect to Series B Units that are vested. Any distributions that would otherwise be made with respect to a Series B Unit that is unvested will instead be made to the holders of Series A Units.

        As Series B Units vest, each holder of such vested Series B Units will be entitled to receive a make-whole distribution corresponding to the aggregate amount of distributions such holder would have received on such Series B Units had they been vested on the vesting commencement date prior to IDR LLC making any distributions in respect of the other IDR LLC units. The payment of these make-whole distributions to the holders of the Series B Units will lower the amount of cash paid on the Series A Units until the full amount of the make-whole distribution has been paid. In anticipation of such make-whole distributions, each quarter we expect to retain from the cash distributions we receive on the Series A Units an amount equal to the portion of the future make-whole distributions attributable to that quarter. Accordingly, when IDR LLC pays a make-whole distribution to a holder of newly-vested Series B Units that reduces the amount otherwise payable on our Series A Units, we will supplement the lower distributions we receive with the cash retained in prior periods so that our distributions remain constant.

        In addition, the holders of interests in IDR LLC, including us, will be subject to tax on their proportionate share of any taxable income of IDR LLC and will be allocated their proportionate share of any taxable loss of IDR LLC.

  Redemption Right

        Each of the Series B Holders will have the right, upon delivery of written notice to IDR LLC, to require IDR LLC to redeem all or a portion of such holder's vested Series B Units for a number of our newly-issued common shares equal to the quotient determined by dividing (a) the product of (i) the Per Vested B Unit Entitlement and (ii) the number of vested Series B Units being redeemed by (b) the volume weighted average price of a common share for the 20 trading days ending on and including the trading day prior to the date of such notice, which we refer to as the "AMGP VWAP Price"; provided, however, that, in no event will the aggregate number of common shares issued by us pursuant to such redemptions exceed 6% of the aggregate number of issued and outstanding common shares. The Per Vested B Unit Entitlement will be calculated in accordance with the IDR LLC Agreement from time to time and will equal, as of a date of determination, the quotient obtained by dividing (a) the product of (i) the fair market value of IDR LLC (which for this purpose is based on our equity value and which shall be calculated on any date of determination by multiplying the AMGP VWAP Price and the number of then-outstanding common shares) as of such date minus $2.0 billion and (ii) the product of (A) 6%, (B) the percentage of authorized Series B Units that are outstanding and (C) the percentage of outstanding Series B Units that have vested by (b) the total number of vested Series B Units outstanding at such time.

        In addition, upon the earliest to occur of (a) December 31, 2026, (b) a change of control of us or of IDR LLC or (c) a liquidation of IDR LLC, our general partner (on our behalf in our capacity as the managing member of IDR LLC) may redeem each outstanding Series B Unit in exchange for our common shares in accordance with the ratio described above, subject to certain limitations.

        The above mechanisms are subject to customary conversion rate adjustments for equity splits, equity dividends and reclassifications

Services Agreement

        In connection with the closing of this offering, we, our general partner, IDR LLC and Antero Resources will enter into a services agreement, which will govern, among other things, certain administrative services that Antero Resources will provide to us.

  Administrative Services and Fees

        We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by Antero Resources, and we will pay Antero Resources an annual fee for general and administrative services. This fee will initially be $             million per year and will be subject to adjustment on an annual basis, beginning on January 1, 2018, based on the Consumer Price Index. The fee will also be subject to adjustment if a material event occurs that impacts the general and administrative services provided to us, such as acquisitions, entering into new lines of business or changes in laws, regulations, listing requirements or accounting rules. In addition to the general and administrative services provided to us by Antero Resources, we also expect to incur direct annual expenses of approximately $             million per year for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal services, (vi) tax services and (vii) accounting services. We will be responsible for all of these direct expenses to the extent such expenses and expenditures exceed or are in addition to those contemplated in the above fee, and income taxes payable by us.

        In addition to the fee and expenses described above, we will reimburse Antero Resources for expenses incurred (i) on our behalf, (ii) on behalf of our general partner, or (iii) for any other purpose related to our business and activities or those of our general partner. We will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain our legal existence and good standing. There is no limit on the amount of fees and expenses we may be required to pay to affiliates of our general partner on our behalf pursuant to the services agreement.

  License of Names and Marks

        Pursuant to the services agreement, Antero Midstream has also granted us a license to use the names "Antero Midstream" and any associated or related marks.

Master Reorganization Agreement

        In connection with the closing of this offering, we, our general partner and Antero Investment will enter into a master reorganization agreement pursuant to which, at the closing of this offering, the Reorganization will be completed. The terms of the master reorganization agreement will be determined by the Antero Investment and, with respect to our interests thereunder, will not be the result of arm's-length negotiations.

Registration Rights Agreement

        In connection with the closing of this offering, we will enter into a registration rights agreement with the Sponsors and certain of our affiliates. Pursuant to the registration rights agreement, we have agreed to register the resale of all common shares held by the Sponsors and certain of our affiliates or issuable to them upon the redemption of Series B Units (the "AMGP Registrable Securities") under certain circumstances. Additionally, if necessary, upon the vesting of additional Series B Units held by a Series B Holder, we have agreed to amend the registration rights agreement to include any common shares issuable upon the redemption of vested Series B Units for our common shares as AMGP Registrable Securities, so long as the holder of such units agrees to be bound by the terms and conditions of the registration rights agreement.

  Demand Registration Rights

        At any time after the six month anniversary of the completion of this offering, each Sponsor that, together with its affiliates, owns at least 5% of our outstanding common shares has the right to require us by written notice to register the sale of a number of their AMGP Registrable Securities in an underwritten offering. We are required to provide notice of the request within 10 days following the receipt of such demand request to all additional holders of AMGP Registrable Securities, if any, who may, in certain circumstances, participate in the registration. We are not obligated to effect any demand registration in which the anticipated aggregate offering price included in such offering is less than $50,000,000. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement.

  Piggyback Registration Rights

        If, at any time, we propose to register an offering of our securities (subject to certain exceptions) for our own account, then we must give each holder of AMGP Registrable Securities the opportunity to allow such holder to include a specified number of AMGP Registrable Securities in that registration statement.

  Redemptive Offerings

        We may be required pursuant to the registration rights agreement to undertake a future public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from the holders of AMGP Registrable Securities.

  Conditions and Limitations; Expenses

        The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of AMGP Registrable Securities to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective. The obligations to register AMGP Registrable Securities under the registration rights agreement will terminate when no AMGP Registrable Securities remain outstanding. AMGP Registrable Securities shall cease to be covered by the registration rights agreement when they have (i) been sold pursuant to an effective registration statement under the Securities Act, (ii) been sold in a transaction exempt from registration under the Securities Act (including transactions pursuant to Rule 144), (iii) ceased to be outstanding, (iv) been sold in a private transaction in which Antero's rights under the registration rights agreement are not assigned to the transferee or (v) become eligible for resale pursuant to Rule 144(b) (or any similar rule then in effect under the Securities Act).

Procedures for Review, Approval and Ratification of Transactions with Related Persons

        We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. A "related person" is any director or executive officer of our general partner, any nominee for director, any unitholder known to us to be the beneficial owner of more than 5% of any class of our voting securities and any immediate family member of any such person and a "related person transaction" is generally a transaction in which we are, or our general partner or any of our subsidiaries is, a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of our chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

        If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our shareholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by the conflicts committee.

        Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors of our general partner.

        Please read "Conflicts of Interest and Fiduciary Duties—Conflicts of Interest" for additional information regarding the relevant provisions of our partnership agreement.

        The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result, the transactions described above were not reviewed according to such procedures.

Antero Midstream's Related Party Transactions with Antero Resources

        As of December 31, 2016, Antero Resources owned                    common units and                    subordinated units representing an aggregate approximately        % limited partner interest in Antero Midstream. On February 9, 2017, in connection with the payment of the fourth quarter distribution to Antero Midstream's unitholders of record on February 1, 2017, all of the subordinated units in Antero Midstream converted into common units on a one-for-one basis. Antero Investment owns and controls (and appoints all the directors of) Antero Midstream's general partner, which currently owns a non-economic general partner interest in us and, prior to the Reorganization, the IDRs.

        Antero Midstream has entered into certain agreements with Antero Resources, as described in more detail below.

Registration Rights Agreement

        Pursuant to the registration rights agreement Antero Midstream entered into with Antero Resources in connection with the closing of the Antero Midstream IPO, Antero Midstream may be required to register the sale of Antero Resources' (i) common units issued to it pursuant to the contribution agreement entered into in connection with the Antero Midstream IPO, (ii) subordinated units and (iii) common units issuable upon conversion of subordinated units pursuant to the terms of the Antero Midstream partnership agreement (together, the "AM Registrable Securities") in certain circumstances.

  Demand Registration Rights

        Antero Resources has the right to require Antero Midstream by written notice to register the sale of a number of their Registrable Securities in an underwritten offering. Antero Midstream is required to provide notice of the request within 10 days following the receipt of such demand request to all additional holders of AM Registrable Securities, if any, who may, in certain circumstances, participate in the registration. Antero Midstream is not obligated to effect any demand registration in which the anticipated aggregate offering price included in such offering is less than $50,000,000. While Antero Midstream is eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement.

  Piggyback Registration Rights

        If, at any time, Antero Midstream proposes to register an offering of its securities (subject to certain exceptions) for its own account, then Antero Midstream must give to Antero Resources the opportunity to allow it to include a specified number of AM Registrable Securities in that registration statement.

  Redemptive Offerings

        Antero Midstream may be required pursuant to the registration rights agreement to undertake a future public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from Antero Resources.

  Conditions and Limitations; Expenses

        The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of AM Registrable Securities to be included in a registration and Antero Midstream's right to delay or withdraw a registration statement under certain circumstances. Antero Midstream will generally pay all registration expenses in connection with its obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective. The obligations to register AM Registrable Securities under the registration rights agreement will terminate when no Registrable Securities remain outstanding. AM Registrable Securities shall cease to be covered by the registration rights agreement when they have (i) been sold pursuant to an effective registration statement under the Securities Act, (ii) been sold in a transaction exempt from registration under the Securities Act (including transactions pursuant to Rule 144), (iii) ceased to be outstanding, (iv) been sold in a private transaction in which Antero Resources' rights under the registration rights agreement are not assigned to the transferee or (v) become eligible for resale pursuant to Rule 144(b) (or any similar rule then in effect under the Securities Act).

Services Agreement

        Pursuant to the services agreement Antero Midstream entered into with Antero Resources in connection with the closing of the Antero Midstream IPO, Antero Resources agreed to provide customary operational and management services for Antero Midstream in exchange for reimbursement of its direct expenses and an allocation of its indirect expenses attributable to the provision of such services to Antero Midstream. On September 23, 2015, Antero Resources, the Antero Midstream and its general partner amended and restated the services agreement to remove provisions relating to operational services in support of Antero Midstream's gathering and compression business which is now covered by a secondment agreement and to provide that Antero Resources will perform certain administrative services for Antero Midstream and its subsidiaries, and Antero Midstream will reimburse Antero Resources for expenditures incurred by Antero Resources in the performance of those administrative services.

Gathering and Compression Agreement

        Pursuant to Antero Midstream's gathering and compression agreement with Antero Resources, which was entered into in connection with the Antero Midstream IPO and has an initial term of 20 years, Antero Resources has agreed to dedicate for the initial term all of its current and future acreage in West Virginia, Ohio and Pennsylvania that is not subject to a pre-existing dedication or other third-party commitment to Antero Midstream for gathering and compression services. Antero Resources' production subject to a pre-existing dedication will be dedicated to Antero Midstream at the expiration of such pre-existing dedication. In addition, if Antero Resources acquires any gathering facilities, it is required to offer such gathering facilities to Antero Midstream at its cost.

        Under the gathering and compression agreement, Antero Midstream receives a low pressure gathering fee of $0.31 per Mcf, a high pressure gathering fee of $0.19 per Mcf, a compression fee of $0.19 per Mcf and a condensate gathering fee of $4.17 per Bbl, in each case subject to CPI-based adjustments. If and to the extent Antero Resources requests that Antero Midstream constructs new high pressure lines and compressor stations requested by Antero Resources, the gathering and compression agreement contains minimum volume commitments that require Antero Resources to utilize or pay for 75% and 70%, respectively, of the capacity of such new construction. Additional high pressure lines and compressor stations installed on our own initiative are not subject to such volume commitments. These minimum volume commitments on new infrastructure, as well as price adjustment mechanisms, are intended to support the stability of Antero Midstream's cash flows.

        Antero Midstream also has an option to gather and compress natural gas produced by Antero Resources on any acreage it acquires in the future outside of West Virginia, Ohio and Pennsylvania on the same terms and conditions, subject, however, to any pre-existing dedications at the time Antero Resources acquires such acreage. In the event that Antero Midstream does not exercise this option, Antero Resources will be entitled to obtain gathering and compression services and dedicate production from limited areas to such third-party agreements from third parties.

        In return for Antero Resources' acreage dedication, Antero Midstream has agreed to gather, compress, dehydrate and redeliver all of Antero Resources' dedicated natural gas on a firm commitment, first-priority basis. Antero Midstream may perform all services under the gathering and compression agreement or Antero Midstream may perform such services through third parties. In the event that Antero

Midstream does not perform its obligations under the gathering and compression agreement, Antero Resources will be entitled to certain rights and procedural remedies thereunder.

        Pursuant to the gathering and compression agreement, Antero Midstream has also agreed to build to and connect all of Antero Resources' wells producing dedicated natural gas, subject to certain exceptions, upon 180 days' notice by Antero Resources. In the event of late connections, Antero Resources' natural gas will temporarily not be subject to the dedication. Antero Midstream is entitled to compensation under the gathering and compression agreement for capital costs incurred if a well does not commence production within 30 days following the target completion date for the well set forth in the notice from Antero Resources.

        Antero Midstream has agreed to install compressor stations at Antero Resources' direction, but will not be responsible for inlet pressures or for pressuring natural gas to enter downstream facilities if Antero Resources has not directed Antero Midstream to install sufficient compression. Additionally, Antero Midstream will provide high pressure gathering pursuant to the gathering and compression agreement.

        Upon completion of the initial 20-year term, the gathering and compression agreement will continue in effect from year to year until such time as the agreement is terminated, effective upon an anniversary of the effective date of the agreement, by either Antero Midstream or Antero Resources on or before the 180th day prior to the anniversary of such effective date.

Water Services Agreement

        On September 23, 2015, pursuant to the terms of the Contribution, Conveyance and Assumption Agreement between Antero Midstream, Antero Treatment and Antero Resources, Antero Resources contributed (the "Water Acquisition") (i) all of the outstanding limited liability company interests of Antero Water LLC ("Antero Water") to Antero Midstream and (ii) all of the assets, contracts, rights, permits and properties owned or leased by Antero Resources and used primarily in connection with the construction, ownership, operation, use or maintenance of Antero Resources' advanced wastewater treatment complex to be constructed in Doddridge County, West Virginia, to Antero Treatment (collectively, (i) and (ii) are referred to herein as the "Water Contributed Assets").

        In connection with the Water Acquisition, on September 23, 2015, Antero Midstream entered in a 20-year water services agreement with Antero Resources whereby Antero Midstream has agreed to provide certain water handling services to Antero Resources within an area of dedication in defined service areas in Ohio and West Virginia and Antero Resources agrees to pay monthly fees to Antero Midstream for all water handling services provided by Antero Midstream in accordance with the terms of the water services agreement. The initial term of the water services agreement is twenty years from the date thereof and from year to year thereafter. Under the agreement, Antero Resources pays a fixed fee of $3.69 per barrel in West Virginia and $3.64 per barrel in Ohio and all other locations for fresh water deliveries by pipeline directly to the well site, subject to annual CPI-based adjustments. Antero Resources has committed to pay a fee on a minimum volume of fresh water deliveries in calendar years 2016 through 2019. Antero Resources is obligated to pay a minimum of 90,000 barrels per day in 2016, 100,000 barrels per day in 2017 and 120,000 barrels per day in 2018 and 2019. Antero Resources also agreed to pay Antero Midstream a fixed fee of $4.00 per barrel for wastewater treatment at the advanced wastewater treatment complex and a fee per barrel for wastewater collected in trucks owned by Antero Midstream, in each case subject to annual CPI-based adjustments. Until such time as the advanced wastewater treatment complex is placed into service or Antero Midstream operates its own fleet of trucks for transporting wastewater, Antero Midstream will continue to contract with third parties to provide Antero Resources flow back and produced water services and Antero Resources will reimburse Antero Midstream third-party out-of-pocket costs plus 3%.

        Upon completion of the initial 20-year term, the Water Services Agreement will continue in effect from year to year until such time as the agreement is terminated, effective upon an anniversary of the effective date of the agreement, by either Antero Midstream or Antero Resources on or before the 180th day prior to the anniversary of such effective date.

Secondment Agreement

        In connection with the Water Acquisition, on September 23, 2015, Antero Midstream entered into a secondment agreement with Antero Resources, Antero Midstream's general partner, Midstream Operating, Antero Water and Antero Treatment, whereby Antero Resources has agreed to provide seconded employees to perform certain operational services with respect to its gathering and compression facilities and the Water Contributed Assets, and Antero Midstream has agreed to reimburse Antero Resources for expenditures incurred by Antero Resources in the performance of those operational services. The initial term of the secondment agreement is twenty years from November 10, 2014, and from year to year thereafter.

Right of First Offer Agreement

        On November 10, 2014, Antero Midstream entered into a right of first offer agreement with Antero Resources, pursuant to which Antero Resources agreed, among other things and subject to certain exceptions, not to procure any processing or fractionation services with respect to its production (other than production from acreage subject to a pre-existing dedication or other third-party commitment) without first offering Antero Midstream the right to provide such services. On February 6, 2017, Antero Midstream amended and restated its right of first offer agreement with Antero Resources to, among other things, amend the list of dedications in the agreement to release to the Joint Venture its right to provide certain processing and fractionation services on 195,000 gross acres held by Antero Resources in Ritchie, Tyler and Wetzel Counties in West Virginia.

        Antero Resources' request for offer will describe the production that will be dedicated under the resulting agreement and the capacities of the facilities it desires and, if applicable, details of the facility Antero Resources has acquired or proposes to acquire. Antero Resources is permitted concurrently to seek offers from third parties for the same services on the same terms and conditions, but Antero Midstream has a right to match the fees offered by any third party. Antero Resources will only be permitted to obtain these services from third parties if Antero Midstream either does not make an offer or does not match a competing third-party offer. The process could result in Antero Resources obtaining certain of the required services from Antero Midstream and certain of the required services from a third party. Antero Midstream's right of first offer does not apply to production that is subject to a pre existing dedication. The right of first offer agreement has an initial term of 20 years beginning on November 10, 2014 and is subject to automatic annual renewal after the initial term.

        Pursuant to the procedures provided for in the right of first offer agreement, if Antero Midstream's offer prevails, Antero Resources will enter into a gas processing agreement or other appropriate services agreement with Antero Midstream and, if applicable, transfer the acquired facility to Antero Midstream for the price for which Antero Resources acquired it. Relevant production will be dedicated under such agreement. Antero Midstream will provide the relevant services for the offered fees, subject to CPI-based price adjustments, and Antero Resources will be obligated to deliver minimum daily volumes or pay fees for any deficiencies in deliveries. Antero Midstream may perform all services under the gas processing or other services agreement or may perform such services through third parties. In the event that Antero Midstream does not perform its obligations under the agreement, Antero Resources will be entitled to certain rights and procedural remedies thereunder.

        If pursuant to the foregoing procedures Antero Resources enters into a gas processing agreement with Antero Midstream, Antero Midstream will agree to construct or cause to be constructed a processing plant to process the dedicated natural gas, except to the extent rendered unnecessary if Antero Resources is transferring an acquired facility to Antero Midstream. If Antero Resources requires additional capacity in the future at the plant at which Antero Midstream is providing the services, Antero Midstream will have the option to provide such additional capacity on the same terms and conditions. In the event that Antero Midstream does not exercise this option, Antero Resources will be entitled to obtain proposals from third parties to process such production.

License

        Pursuant to a license agreement with Antero Resources, Antero Midstream has the right to use certain Antero Resources—related names and trademarks in connection with its operation of the midstream business.

Dedication Release

        On September 28, 2016, the board of directors of our Predecessor, in consultation with its conflicts committee, agreed to release approximately 13,800 net acres located in Washington, Greene, West Moreland and Fayette Counties in Pennsylvania from Antero Resources' dedication for gathering and compression services to Antero Midstream under the gathering and compression agreement and from the right of first offer granted by Antero Resources to Antero Midstream under the right of first offer agreement in exchange for $10 million. Antero Resources subsequently sold such acreage to a third party on December 16, 2016.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

        Our existing organizational structure and the relationships among us, Antero Midstream, our respective general partners, Antero Resources, the Sponsors and affiliated entities present the potential for conflicts of interest. Affiliates of our general partner and the Sponsors will not be prohibited from engaging in other businesses or activities that might be in direct competition with us except to the extent they compete using our confidential information. However, if conflicts do arise, the resolution of these conflicts may not always be in our best interest or that of our shareholders. Future conflicts of interest may arise among us and any entities whose general partner or similar interests we or our affiliates acquire or among Antero Midstream and such entities. It is not possible to predict the nature or extent of these potential future conflicts of interest at this time, nor is it possible to determine how we will address and resolve any such future conflicts of interest.

Potential for Conflicts

        Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to our shareholders.

        The amount of cash that is available for distribution to our shareholders is affected by decisions of our general partner regarding such matters as:

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  the expenses associated with being a public traded company, other general and administrative expenses and other operating expenditures, which will not be subject to a cap pursuant to the services agreement;

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  reserves our general partner establishes for the proper conduct of our business, to comply with applicable law or any agreement binding on us or our subsidiaries (exclusive of Antero Midstream and its subsidiaries), which reserves are not subject to a cap pursuant to our partnership agreement;

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  a decision to limit or modify the distributions IDR LLC makes to us; and

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  a decision to limit or modify the distributions Antero Midstream makes on its IDRs.

        In addition, borrowings by us and our affiliates will not constitute a breach of any duty owed by our general partner to our shareholders.

The duties of our general partner's officers and directors may conflict with those of Antero Resources and those of Antero Midstream who act on behalf of our general partner and our general partner's officers and directors may face conflicts of interest in the allocation of administrative time between our business, Antero Resources' business and Antero Midstream's business.

        We anticipate that all of the officers and a majority of the directors of our general partner will also be officers or directors of Antero Resources and Antero Midstream and, as a result, have separate fiduciary or contractual duties that govern their management of Antero Resources' business and Antero Midstream's business, respectively. Consequently, these officers and directors may encounter situations in which their obligations to us, Antero Resources and Antero Midstream, are in conflict. For a description of how these conflicts will be resolved, please read "—Conflicts Resolution." The resolution of these conflicts may not always be in our best interest or that of our shareholders.

        In addition, our general partner's officers who also serve as officers of Antero Resources and Antero Midstream and may face conflicts in allocating their time spent on our behalf, on behalf of Antero Resources and on behalf of Antero Midstream. These time allocations may adversely affect our, Antero

Resources' or Antero Midstream's results of operations, cash flows and financial condition. It is unlikely that these allocations will be the result of arms-length negotiations between our general partner, Antero Resources and Antero Midstream.

We will reimburse our general partner and its affiliates for certain expenses.

        In addition to an annual fee payable to Antero Resources, we will reimburse our general partner and its affiliates for expenses incurred in managing and operating us and our general partner. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. We will also reimburse Antero Resources for expenses incurred (i) on our behalf; (ii) on behalf of our general partner; or (iii) for any other purpose related to our business and activities or those of our general partner. We will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain our legal existence and good standing.

Our general partner intends to limit its liability regarding our obligations.

        Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our common shareholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

        Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to our shareholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

        Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

        Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

Our general partner will determine the terms of any transactions entered into after the sale of the common shares offered in this offering.

        Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common shares are subject to our general partner's call right.

        Our general partner may exercise its right to call and purchase shares as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may act in its sole discretion in exercising this right. As a result, a common shareholder may have its common shares repurchased at an undesirable time or price. Please read "Description of our Partnership Agreement—Limited Call Right."

We may not choose to retain separate counsel for ourselves or for the holders of common shares.

        Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the board of directors (or relevant committee) of our general partner, and may perform services for our general partner and its affiliates. Although we may retain separate counsel for ourselves, or conflicts committee, or the holders of our common shares in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of our common shares, on the other, we do not intend to do so in most cases.

Conflicts Resolution

        The board of directors of AMP GP or its conflicts committee will resolve, on behalf of the public unitholders of Antero Midstream, any material conflicts of interest between Antero Midstream or AMP GP, on the one hand, and IDR LLC, us or our general partner, on the other hand. The board of directors of our general partner or its conflicts committee will have authority on our behalf to resolve, on behalf of our common shareholders, any material conflicts between IDR LLC, us or our general partner on the one hand, and Antero Midstream or its general partner, on the other hand. The resolution of these conflicts may not always be in our best interest or that of our common shareholders. Our partnership agreement contains provisions that define and limit our general partner's duties to our common shareholders. Our partnership agreement also restricts the remedies available to shareholders for actions taken by our general partner that, without those limitations, might be challenged as breaches of fiduciary duty.

        Whenever a conflict arises between Antero Midstream or AMP GP, on the one hand, and IDR LLC, us or our general partner, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by us and all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

  •
  approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval; or

  •
  approved by the holders of a majority of the outstanding common shares, excluding any such shares owned by our general partner or any of its affiliates.

        Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common shares as described above. If our general partner does not seek approval from the conflicts committee or from holders of common shares as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our shareholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be "in good faith" unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interest of the partnership.

Fiduciary Duties of Our General Partner

        The duties owed to shareholders by our general partner are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the duties (including any fiduciary duties) otherwise owed by a general partner to limited partners and the partnership.

        Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and the methods of resolving conflicts of interest. We have adopted modified duties in our partnership agreement to allow our general partner or its affiliates to act (or determine not to act) in ways that might otherwise be limited by state law standards, and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner's board of directors has duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, our general partner's ability to make decisions involving conflicts of interest would be restricted. The modifications of state law standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described above under "—Conflicts Resolution." These modifications may be considered beneficial to the shareholders in that they enable our general partner to attract and retain experienced and capable directors. They may appear detrimental to the shareholders, however, because they restrict the remedies available to shareholders for actions that, without those limitations, might be challenged as breaches of fiduciary or other duties, as described below. The modifications also permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.

        The following is a summary of:

  •
  the fiduciary duties imposed on our general partner by the Delaware Act in the absence of partnership agreement provisions to the contrary;

  •
  the contractual duties of our general partner contained in our partnership agreement that replace such fiduciary duties; and

  •
  certain rights and remedies of shareholders contained in the Delaware Act.

State-law fiduciary duty standards	Fiduciary duties are generally considered to fall into two broad categories: a duty of care and a duty of loyalty. In the absence of a provision in a partnership agreement providing otherwise, the duty of care would generally require that a general partner (i) be attentive and inform itself of all material facts regarding a decision before taking action, (ii) protect the financial and other interests of the partnership and proceed with a critical eye in assessing information and (iii) act for the partnership in the same manner as a prudent person would act on his own behalf. In the absence of a provision in a partnership agreement providing otherwise, the duty of loyalty would generally require that a general partner's actions be motivated solely by the best interests of the partnership and all of its partners as a whole. Hence, in the absence of a provision in the partnership agreement providing otherwise, a general partner would not be permitted to use its position of trust and confidence to further its private interests, but rather would have to act at all times in the best interests of the partnership and all of its partners as a whole.

Partnership Agreement Modified Standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its respective affiliates that might otherwise be challenged under state law standards. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act or proceed in "good faith" and will not, unless another express standard is provided for in our partnership agreement, be subject to any other standard under applicable law. When our partnership agreement requires someone to act in good faith, it requires that the person or persons making a determination or taking or declining to take an action subjectively believe that the determination, or other action or anticipated result thereof, was not adverse to the interest of the partnership and in connection therewith such person or persons may take into account the circumstances and relationships involved (including our short-term or long-term interests and other arrangements or relationships that could be considered favorable or advantageous to us). When our partnership agreement requires someone to act after due inquiry, it requires that the person or persons making such determination or taking or declining to take an action subjectively believe that such person or persons had available adequate information to make such determination or to take or decline to take such action.

In addition, our partnership agreement provides that our directors may act or omit to act as directed by the member that designates the director, so long as the director complies with applicable good faith standards under Delaware law and our partnership agreement.

Rights and Remedies of Shareholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

        By purchasing our common shares, each shareholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This reflects the policy of the Delaware Act, which favors the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

        Our partnership agreement provides that, to the fullest extent permitted by law, in connection with any action or inaction of, or determination made by, our general partner (or its officers, directors and other persons, indemnified under our partnership agreement, which we refer to as the indemnitees) with respect to any matter relating to us, it shall be presumed that the indemnitees acted in a manner that satisfied the contractual standards set forth in our partnership agreement, and in any proceeding brought by any limited partner or by or on behalf of such limited partner or any other limited partner or our partnership challenging any such action or inaction of, or determination made by, the indemnitees, the person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption.

Indemnification Matters

        We must indemnify our general partner and its officers, directors, managers and certain other specified persons (including the Sponsors), to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and, therefore, unenforceable. Please read "Description of Our Partnership Agreement—Indemnification."

        We do not believe we or our limited partners are subject to material risk of liability as a result of our ownership or control of IDR LLC or Antero Midstream's general partner. Our and Antero Midstream's limited partnership agreements provide for broad indemnification to each partnership's general partner and their respective affiliates. Relative to Antero Midstream's limited partnership agreement, this indemnity extends to us as well as to Antero Midstream, IDR LLC and our general partner. As a result of these indemnification arrangements, Antero Midstream is generally required economically to bear the risk of the general partner liability that might otherwise attach pursuant to the Delaware Act.

        In addition to this contractual indemnity, Antero Midstream's organizational structure in combination with the terms of its commercial contracts further protects us and our shareholders from liability associated with ownership or control of Antero Midstream's general partner. First, Antero Midstream is primarily a holding company and substantially all of Antero Midstream's commercial contracts are entered into by subsidiaries who benefit from a limited liability company structure that protects the owners of these entities, including Antero Midstream and us, from direct liability. Second, in the limited circumstances where Antero Midstream is a contractual counter-party (e.g., material debt agreements), the obligations under such contracts have been made expressly non-recourse to AMP GP. For these reasons and the protections afforded by Antero Midstream's limited partnership agreement with respect to indemnification and exculpation of AMP GP and affiliated entities, we believe the likelihood that we or any other entity affiliated with AMP GP could be held individually liable for material obligations is remote.

DESCRIPTION OF OUR COMMON SHARES

        Our common shares represent limited partner interests in us. The holders of our common shares are entitled to exercise the rights or privileges available to limited partners under our partnership agreement, but only holders of our common shares are entitled to participate in our distributions. The Series B Holders will receive any distribution payable to them by our subsidiary IDR LLC. For a description of the rights and preferences of holders of our common shares in and to our distributions, please read "Our Cash Distribution Policy and Restrictions on Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "Description of Our Partnership Agreement."

        We intend to apply to list our common shares on the New York Stock Exchange, under the symbol "AMGP."

Redemption Right

        Each Series B Holder will also have the right to redeem all or a portion of its vested Series B Units in exchange for newly-issued common shares in us with a value equal to its pro rata share of up to 6% of any increase in our equity value (calculated by reference to the 20-day volume weighted average price of our common shares preceding the date of the redemption request) in excess of $2.0 billion.

Transfer of Common Shares

        By transfer of our shares in accordance with our partnership agreement, each transferee of our common shares will be admitted as a shareholder with respect to the class of common shares transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our shares:

  •
  represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

  •
  automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

  •
  gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

        A transferee will become a substituted limited partner for the transferred shares automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

        We may, at our discretion, treat the nominee holder of a common share, as applicable, as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Common shares are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred shares.

        Until a common share has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Transfer Agent and Registrar

Duties

        American Stock Transfer and Trust Company will serve as registrar and transfer agent for our common shares. We will pay all fees charged by the transfer agent for transfers of our shares except the following fees that will be paid by shareholders:

  •
  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

  •
  special charges for services requested by a holder of a share; and

  •
  other similar fees or charges.

        There will be no charge to holders of common shares for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

        The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

 COMPARISON OF RIGHTS OF HOLDERS OF OUR COMMON SHARES AND ANTERO MIDSTREAM'S COMMON UNITS

        It is not likely that our common shares and Antero Midstream's common units will trade in simple relation or proportion to one another. Instead, while the trading prices of our common shares and Antero Midstream's common units may follow similar broad trends, the trading prices may diverge because, among other things:

  •
  with respect to the first $0.1955 of distributable cash flow per Antero Midstream common unit, Antero Midstream's unitholders have a priority over distributions on the IDRs;

  •
  we participate in the IDRs, and Antero Midstream's unitholders do not;

  •
  we expect to pay income taxes Antero Midstream does not; and

  •
  we may enter into other businesses separate from Antero Midstream and its affiliates.

        The following table compares certain features of Antero Midstream's common units and our common shares.

	Our Common Shares	Antero Midstream's Common Units
Taxation of Entity and Entity Owners	We will elect to be treated as a corporation for U.S. federal income tax purposes. Distributions on the common shares will be treated as distributions on corporate stock for U.S. federal income tax purposes. Like distributions on corporate stock, our distributions will only be treated as dividends to the extent of our current or accumulated earnings and profits (as computed for U.S. federal income tax purposes). Distributions not treated as taxable dividends will reduce your tax basis in your common shares, or will be taxable as capital gain to the extent they exceed your tax basis in your common shares.	Antero Midstream is a flow-through entity that is not subject to an entity-level federal income tax. Antero Midstream expects that holders of its common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions.
No Schedule K-1s will be issued with respect to the common shares, but instead holders of common shares will receive a Form 1099 with respect to distributions received on the common shares.

Antero Midstream unitholders will receive Schedule K-1s from Antero Midstream reflecting the unitholders' share of Antero Midstream's items of income, gain, loss and deduction at the end of each fiscal year.

	Our Common Shares	Antero Midstream's Common Units
Distributions and Incentive Distribution Rights

We expect to pay the holders of our common shares quarterly distributions equal to the cash we receive from IDR LLC, less income taxes and any reserves established by our general partner. Our general partner is not entitled to any incentive distributions.

Antero Midstream pays its limited partners and IDR owner quarterly distributions equal to the cash it receives from its operations, less certain reserves for expenses and other uses of cash. IDR LLC owns the IDRs.

Sources of Cash Flow

Our cash-generating assets consist of our interest in the IDRs, and we currently have no independent operations. Accordingly, our financial performance and our ability to pay cash distributions to our shareholders will be completely dependent upon the performance of Antero Midstream and the ability of IDR LLC to distribute cash it receives from Antero Midstream to us.

Antero Midstream currently generates its cash flow from gathering and compression services and water transportation and handling services.
Limitation on Issuance of Additional Securities	We may issue an unlimited number of additional partnership interests and other equity securities without obtaining shareholder approval.	Antero Midstream may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A and will be adopted contemporaneously with the closing of this offering.

        We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

  •
  with regard to distributions of cash available for distribution, please read "Our Cash Distribution Policy and Restrictions on Distributions" and "How We Make Cash Distributions";

  •
  with regard to the rights of holders of common shares, please read "Description of Our Common Shares";

  •
  with regard to the contractual duties of our general partner, please read "Conflicts of Interest and Fiduciary Duties"; and

  •
  with regard to tax matters, please read "Material U.S. Federal Income Tax Consequences to Non-U.S. Holders."

Organization and Duration

        ARMM was organized in September 2013 as a Delaware limited liability company and will convert into Antero Midstream GP LP, a Delaware limited partnership, in connection with the Reorganization. Please read "Organizational Structure—Reorganization." We will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

        Under our partnership agreement, we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

        Although our general partner has the ability to cause us, our affiliates and our subsidiaries to engage in activities other than the indirect ownership of partnership interests (including incentive distribution rights) in Antero Midstream, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our shareholders, including any duty to act in good faith or in the best interest of us or our shareholders. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business, including but not limited to the following:

  •
  the making of expenditures and the incurrence of debt and other obligations;

  •
  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

  •
  the negotiation, execution and performance of contracts;

  •
  the distribution of our cash;

  •
  the purchase, sale or other acquisition or disposition of our partnership securities or the issuance of partnership securities or options or other rights relating thereto;

  •
  any action in connection with our participation and management of Antero Midstream; and

  •
  any action to waive, reduce, limit or modify the IDRs.

Cash Distributions

        Our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to shareholders.

        To the extent our general partner declares a distribution, our partnership agreement specifies the manner in which we will make cash distributions to holders of our common shares and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read "Our Cash Distribution Policy and Restrictions on Distributions" and "How We Make Cash Distributions"

Capital Contributions

        Our shareholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Applicable Law; Forum, Venue and Jurisdiction

        Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

  •
  arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among shareholders or of shareholders to us, or the rights or powers of, or restrictions on, the shareholders or us);

  •
  brought in a derivative manner on our behalf;

  •
  asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner to us or the shareholders;

  •
  asserting a claim arising pursuant to any provision of the Delaware Act; or

  •
  asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common share, a shareholder is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings.

Reimbursement of Partnership Litigation Costs

        Our partnership agreement provides that if a limited partner or any person holding a beneficial interest in us files a claim, suit, action or proceeding against us and does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought in any such claim, suit, action or proceeding, then such partner or person will be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys' fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. By purchasing a common share, a limited partner is irrevocably consenting to these reimbursement obligations as set forth in the partnership agreement.

Limited Liability

        Assuming that a shareholder does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his shares plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the shareholders as a group:

  •
  to remove or replace our general partner,

  •
  to approve certain amendments to our partnership agreement, or

  •
  to take other action under our partnership agreement,

constituted "participation in the control" of our business for the purposes of the Delaware Act, then our shareholders could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business under the reasonable belief that the shareholder is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a shareholder were to lose limited liability through any fault of our general partner. Although this does not mean that a shareholder could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

        Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

        Limitations on the liability of limited partners for the obligations of a limited partner (or in our case, a shareholder) have not been clearly established in many jurisdictions. Although we currently have no operations distinct from Antero Midstream, if in the future, by our ownership in an operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the shareholders as a group to remove or replace our general partner, to approve certain amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the shareholder could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the shareholders.

Limited Voting Rights

        Our general partner will manage and operate us. You will have only limited voting rights on matters affecting our business. You will not have the right to elect our general partner or its directors on an annual or other continuing basis.

        The following is a summary of the shareholder vote required for the matters specified below. On all matters where our shareholders are entitled to vote, the common shares will vote together as a single class and will be entitled to one vote per share. The holders of a majority of the outstanding shares, represented in person or by proxy, will constitute a quorum unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum will be the greater percentage. In voting their shares, our general partner will have no fiduciary duty or obligation whatsoever to us or the shareholders, including any duty to act in good faith or in the best interests of us or the shareholders.

Issuance of additional shares (or other partnership securities)	No approval right.
Amendment of our partnership agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Certain amendments may be made by our general partner without the approval of our shareholders. Other amendments generally require the approval of a majority of our outstanding shares. Please read "—Amendments to Our Partnership Agreement."

Merger of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding shares in certain circumstances. Please read "—Merger, Sale or Other Disposition of Assets."
Dissolution	A majority of our outstanding shares. Please read "—Termination or Dissolution."
Reconstitution upon dissolution	A majority of our outstanding shares. Please read "—Termination or Dissolution."
Withdrawal of our general partner	No approval right. Please read "—Withdrawal or Removal of the General Partner."
Removal of our general partner

For cause with not less than 80% of our outstanding shares, including shares held by our general partner, the Sponsors and their respective affiliates. Please read "—Withdrawal or Removal of the General Partner."

Transfer of the general partner interest	No approval right. Please read "—Transfer of General Partner Interest."

Transfer of Ownership Interests in Our General Partner

        At any time, the owners of our general partner may sell or transfer all or part of their ownership interest in our general partner without the approval of our shareholders.

Issuance of Additional Securities

        Our partnership agreement authorizes us to issue an unlimited number of additional common shares representing limited partner interests, and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of our shareholders.

        Holders of any additional shares we issue will be entitled to share equally with the then-existing shareholders in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of shares in our net assets.

        In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights or distribution rights which are superior to ours and to which the common shares are not entitled.

Amendments to Our Partnership Agreement

General

        Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our shareholders, including any duty to act in the best interests of us or our shareholders. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of our shareholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding shares.

Prohibited Amendments

        No amendment may be made that would:

  (1)
  enlarge the obligations of any shareholder without its consent, unless approved by at least a majority of the type or class of shareholder interests so affected; or

  (2)
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

        The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding shares.

No Shareholder Approval

        Our general partner may generally make amendments to our partnership agreement without the approval of any shareholder or assignee to reflect:

          (1)   any change in our name, the location of our principal place of business, our registered agent or its registered office;

          (2)   the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

          (3)   a change that our general partner determines to be necessary or appropriate to qualify or continue the qualification of our partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state;

          (4)   an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

          (5)   an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership securities;

          (6)   any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

          (7)   an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

          (8)   an amendment that our general partner determines to be necessary or appropriate for the formation by us, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

          (9)   a change in our fiscal year or taxable year and related changes;

          (10) conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance, provided that the sole purpose of such merger is to effect a legal change into a different form of limited liability entity; provided that the sole purpose of such merger is to effect a legal change into a different form of limited liability entity;

          (11) any other amendments substantially similar to any of the matters described in (1) through (10) above.

        In addition, our general partner may make amendments to our partnership agreement without the approval of any shareholder or assignee if those amendments, in the discretion of our general partner:

          (1)   do not adversely affect our shareholders, considered as a whole, or any particular class of holders of partnership interests as compared to any other classes, in any material respect;

          (2)   are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

          (3)   are necessary or appropriate to facilitate the trading of our shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our shares are or will be listed for trading or to make our outstanding shares fungible for tax purposes;

          (4)   are necessary or appropriate for any action taken by our general partner relating to splits or combinations of shares under the provisions of our partnership agreement; or

          (5)   are required to effect the intent of the statements contained in this prospectus and in the provisions of our partnership agreement or as are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Shareholder Approval

        Any amendment described as requiring shareholder approval will require an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our shareholders. Our general partner will not be required to obtain such an opinion of counsel for any of the amendments described above under "—Amendments to Our Partnership Agreement—No Shareholder Approval." In the absence of such an opinion where required, the approval of 90% of the outstanding shares is required for an amendment to become effective.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding shares in relation to other classes of shares will require the approval of at least a majority of the type or class of shares so affected. Also, any amendment that reduces the voting percentage required to take most actions must be approved by the affirmative vote of shareholders whose aggregate outstanding shares constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

        A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

        In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a majority of outstanding shares, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our shareholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our shares will be an identical share of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

        If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly-formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our shareholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination or Dissolution

        We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

          (1)   the election of our general partner to dissolve us, if approved by a majority of our outstanding shares;

          (2)   there being no holders of partnership interests, unless we are continued without dissolution in accordance with applicable Delaware law;

          (3)   the entry of a decree of judicial dissolution of us; or

          (4)   the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

        Upon a dissolution under clause (4) above, the holders of a majority of our outstanding shares may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding shares, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all of the powers of our general partner that the liquidator deems necessary or appropriate, liquidate our assets. The proceeds of the liquidation will be applied as follows:

  •
  first, towards the payment of all of our creditors and the settlement of or creation of a reserve for contingent liabilities; and

  •
  then, to all partners in accordance with the positive balance in the respective capital accounts.

        If the liquidator determines that a sale would be impractical or would cause a loss to our partners, it may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

        Our general partner may withdraw as general partner in compliance with our partnership agreement after giving 90 days' written notice to our shareholders, and that withdrawal will not constitute a violation of our partnership agreement.

        Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding shares may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding shares agree in writing to continue our business and to appoint a successor general partner. Please read "—Termination or Dissolution" above.

        Our general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 80% of our outstanding shares, including shares held by our general partner, the Sponsors and their respective affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding shares. The ownership of more than 20% of our outstanding shares by any person or group would give such persons the practical ability to prevent our general partner's removal. Upon completion of this offering, the Sponsors will own substantially more than 20% of our outstanding shares.

        In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

        Our general partner may transfer all or any of its general partner interest in us without obtaining approval of any shareholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Change of Management Provision

        Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner, the Sponsors and their permitted transferees or their respective affiliates acquires beneficial ownership of 20% or more of any class of our shares, that person or group loses voting rights on all of its shares. This loss of voting rights does not apply to (i) any person or group that acquires the shares directly from us, our general partner, any of the Sponsors, any Qualifying Interest Holder (as defined in our partnership agreement) or their respective affiliates, (ii) any transferees that acquired the shares from a person or group described in clause (i), or (iii) any person or group that acquires 20% of any class of shares with the prior approval of the board of directors of our general partner.

Limited Call Right

        If at any time more than 80% of our outstanding common shares (including common shares issued in connection with the redemption of Series B Units) are owned by our general partner, the Sponsors (or their permitted transferees) or their respective affiliates, our general partner will have the right (which it may assign to us or any other designee), but not the obligation, to acquire all, but not less than all, of the remaining common shares held by public shareholders at a price equal to the greater of (x) the current market price of such shares as of the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner, the Sponsors for such shares during the 90 day period preceding the date such notice is first mailed.

        Upon completion of this offering, the Sponsors will own        % of the common shares.

        As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a shareholder of the exercise of this call right are the same as a sale by that shareholder of his shares in the market. Please read "Summary—The Offering—Material U.S. Federal Income Tax Consequences."

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of shares then outstanding, shareholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. The only matters for which approvals may be solicited will be those matters submitted by our general partner's board of directors. Our shareholders will not be able to submit matters for consideration at any meeting of our shareholders. Common shares that are owned by non-citizen assignees will be voted by our general partner on behalf of non-citizen assignees and our general partner will distribute the votes on those shares in the same ratios as the votes of limited partners on other shares are cast.

        Our general partner does not anticipate that any meeting of shareholders will be called in the foreseeable future. Our shareholders will not be entitled to act by written consent. Meetings of the shareholders may be called by our general partner or by shareholders owning at least 20% of the outstanding shares. Shareholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding shares, represented in person or by proxy, will constitute a quorum unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum will be the greater percentage.

        Each record holder of a share has a vote according to his percentage interest in us, although additional partnership interests having special voting rights could be issued. Please read "—Issuance of Additional Securities" above. However, if at any time any person or group, other than our general partner, the Sponsors and their respective affiliates, or a direct or subsequently approved transferee of our general partner, the Sponsors and their respective affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of shares then outstanding, that person or group will lose voting rights on all of its shares and the shares may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of shareholders, calculating required votes, determining the presence of a quorum or for other similar purposes. For more information on persons and groups to which this loss of voting rights does not apply, please read "—Change of Management Provisions" above. Shares held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

        Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of shares under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

        By transfer of shares in accordance with our partnership agreement, each transferee of shares shall be admitted as a limited partner with respect to the shares transferred when such transfer and admission is reflected in our books and records. Except as described under "—Limited Liability" above, the shares will be fully paid, and shareholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

        If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any shareholder, we may redeem the shares held by the limited partner or assignee at their current market price. To avoid any cancellation or forfeiture, our general partner may require each shareholder or assignee to furnish information about his nationality, citizenship or related status. If a shareholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the shareholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his shares and may not receive distributions in kind upon our liquidation.

Indemnification

        Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

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  our general partner;

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  any departing general partner;

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  the Sponsors;

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  any Qualifying Interest Holders (as defined in our partnership agreement)

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  any person who is or was an affiliate of our general partner, any departing general partner, the Sponsors or any Qualifying Interest Holder;

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  any person who is or was a managing member, manager, general partner, director, officer, fiduciary, agent or trustee of our general partner or any departing general partner or any affiliate of our general partner, any departing general partner or the Sponsors;

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  any person who is or was serving at the request of our general partner or any departing general partner or any affiliate of our general partner, any departing general partner, the Sponsors or a Qualifying Interest Holder as an officer, director, member, partner, fiduciary or trustee of another person; or

  •
  any person designated by our general partner.

        Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

        The services agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our or its business. These expenses include any amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us. In any event, these expenses will include any costs to the general partner of maintaining its existence and good standing in whatever jurisdiction it deems advisable. There is no limit on the amount of fees and expenses we may be required to pay to affiliates of our general partner on our behalf pursuant to the services agreement.

Books and Reports

        Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal reporting and tax reporting purposes, our year ends on December 31 each year.

        We will furnish or make available to record holders of shares, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

Right to Inspect Our Books and Records

        Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

  •
  a current list of the name and last known address of each record holder; and

  •
  copies of our partnership agreement, our certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed.

        Under our partnership agreement, however, our limited partners and other persons who acquire interests in us do not have rights to receive information from us or any of the persons we indemnify as described under "—Indemnification" for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

        Our general partner may, and intends to, keep confidential from our shareholders trade secrets or other information the disclosure of which our general partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law.

ANTERO MIDSTREAM PARTNERS LP'S CASH DISTRIBUTION POLICY

Cash Distribution Policy

General

        Pursuant to Antero Midstream's cash distribution policy, within 60 days after the end of each quarter, Antero Midstream intends to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.17 per unit, or $0.68 on an annualized basis, to the extent Antero Midstream has sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to Antero Midstream's general partner and its affiliates.

        The board of directors of Antero Midstream's general partner may change Antero Midstream's distribution policy at any time and from time to time, and even if its cash distribution policy is not modified or revoked, the amount of distributions paid under Antero Midstream's distribution policy and the decision to make any distribution is determined by its general partner. Antero Midstream's partnership agreement does not contain a requirement for Antero Midstream to pay distributions to its unitholders, and there is no guarantee that it will pay the minimum quarterly distribution, or any distribution, on the units in any quarter.

        In order to pay any distribution on Antero Midstream's subordinated units, Antero Midstream must first make distributions from operating surplus in respect of all of Antero Midstream's outstanding common units of at least the minimum quarterly distribution of $0.17 per unit (plus any arrearages resulting from the failure to pay the minimum quarterly distribution on all of Antero Midstream's common units). Moreover, the subordination period will ordinarily not end until Antero Midstream has made distributions from operating surplus in excess of certain targets and generated sufficient adjusted operating surplus. Adjusted operating surplus is intended to serve as a proxy for the amount of operating surplus that was "earned" (rather than, for example, borrowed) during the relevant distribution period. Distributions from capital surplus will not count toward satisfying the tests to end the subordination period. Finally, holders of Antero Midstream's incentive distribution rights will generally only participate in distributions from operating surplus above certain threshold distribution levels.

        On February 9, 2017, in connection with the payment of the fourth quarter 2016 quarterly distribution, Antero Midstream's subordination period expired and all of the subordinated units in Antero Midstream converted to common units on a one-for-one basis.

Operating Surplus and Capital Surplus

General

        Any distributions Antero Midstream makes will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions that Antero Midstream would make from capital surplus. Operating surplus distributions will be made to Antero Midstream's unitholders and, if Antero Midstream makes quarterly distributions above the first target distribution level described below, to the holder of Antero Midstream's incentive distribution rights.

Definition of Operating Surplus

        Operating surplus is defined as:

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  $75.0 million (as described below); plus

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  all of Antero Midstream's cash receipts after the closing of its initial public offering, excluding cash from interim capital transactions (as defined below) provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

  •
  cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in Antero Midstream's initial public offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the asset commences commercial service and the date that it is abandoned or disposed of; plus

  •
  cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the asset commences commercial service and the date that it is abandoned or disposed of; less

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  all of Antero Midstream's operating expenditures (as defined below) after the closing of the initial public offering; less

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  the amount of cash reserves established by Antero Midstream's general partner to provide funds for future operating expenditures; less

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  all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

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  any cash loss realized on disposition of an investment capital expenditure.

Definition of Capital Surplus

        Capital surplus is defined as any cash distributed in excess of Antero Midstream's operating surplus. Accordingly, capital surplus would generally be generated only by the following:

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  borrowings other than working capital borrowings;

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  sales of our equity interests and long-term borrowings; and

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  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

        Antero Midstream's partnership agreement provides that it treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of Antero Midstream's initial public offering (other than any distributions of proceeds of Antero Midstream's initial public offering) equals the operating surplus from the closing of Antero Midstream's initial public offering. However, operating surplus includes a basket of $75.0 million that will enable Antero Midstream, if it chooses, to distribute as operating surplus cash it receives in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. Antero Midstream's partnership agreement provides that it treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. Antero Midstream does not anticipate that it will make any distributions from capital surplus.

Capital Expenditures

        Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long-term, Antero Midstream's operating capacity or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to connect new wells to maintain gathering and compression volumes to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. Antero Midstream's business, facilities and equipment are currently not subject to major turnaround, overhaul or rebuilds. Cash expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

        Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of Antero Midstream's assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines or compressor stations, in each case to the extent such capital expenditures are expected to expand Antero Midstream's operating capacity or Antero Midstream's operating income. In the future, if Antero Midstream makes acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures. Expenditures made solely for investment purposes will not be considered expansion capital expenditures.

        Investment capital expenditures are those capital expenditures, including transaction expenses, that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of Antero Midstream's operating capacity or revenue, but which are not expected to expand, for more than the short term, operating capacity or revenue.

        As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

        Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by Antero Midstream's general partner.

General Partner Interest

        Antero Midstream's general partner owns a non-economic general partner interest in Antero Midstream, which does not entitle it to receive cash distributions. However, Antero Midstream's general partner may in the future own common units or other equity interests in Antero Midstream and may be entitled to receive distributions on any such interests.

Incentive Distribution Rights

        Incentive distribution rights represent the right to receive increasing percentages (15%, 25% and 50%) of quarterly distributions from Antero Midstream's operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. At the closing of this offering, IDR LLC will continue to own the incentive distribution rights of Antero Midstream.

        If for any quarter:

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  Antero Midstream has distributed cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution; and

  •
  Antero Midstream has distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then Antero Midstream will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

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  first, to all unitholders, pro rata, until each unitholder receives a total of $0.1955 per unit for that quarter (the "first target distribution");

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  second, 85% to all unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.2125 per unit for that quarter (the "second target distribution");

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  third, 75% to all unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.2550 per unit for that quarter (the "third target distribution"); and

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  thereafter, 50% to all unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

IDR LLC's Right to Reset Incentive Distribution Levels

        IDR LLC, our subsidiary, has the right under Antero Midstream's partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to Antero Midstream's general partner would be set. IDR LLC's right to reset the minimum quarterly distribution amount and target distribution levels upon which the incentive distributions payable to the holder of the IDRs are based may be exercised, subject to certain restrictions, without approval of Antero Midstream's unitholders or Antero Midstream's conflicts committee. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the IDRs will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase.

        The holder of the IDRs would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to the general partner.

Effect of Issuance of Additional Units

        Antero Midstream can issue additional common units or other equity securities for consideration and under terms and conditions approved by its general partner in its sole discretion and without the approval of Antero Midstream's unitholders. Antero Midstream may fund acquisitions through the issuance of additional common units or other equity securities.

        Holders of any additional common units that Antero Midstream issues will be entitled to share equally with its then-existing unitholders in distributions of available cash. In addition, the issuance of additional interests may dilute the value of the interests of the then-existing unitholders.

Distributions From Operating Surplus

        If Antero Midstream makes a distribution from operating surplus for any quarter, Antero Midstream's partnership agreement requires that Antero Midstream make the distribution in the following manner:

  •
  first, to the unitholders, pro rata, until Antero Midstream distributes for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters; and

  •
  thereafter, in the manner described in "—Incentive Distribution Rights" above.

Distributions from Capital Surplus

How Distributions From Capital Surplus Will Be Made

        Antero Midstream's partnership agreement requires that it make distributions from capital surplus, if any, in the following manner:

  •
  first, to all unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

  •
  second, to the unitholders, pro rata, until Antero Midstream distributes for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

  •
  thereafter, Antero Midstream will make all distributions from capital surplus as if they were from operating surplus.

  Effect of a Distribution From Capital Surplus

        Antero Midstream's partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from its initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution of capital surplus to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for Antero Midstream's general partner to receive incentive distributions. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

        Once Antero Midstream reduces the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50% is paid to all unitholders, pro rata, and 50% is paid to the holder or holders of incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

        In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if Antero Midstream combines its common units into fewer common units or subdivides its common units into a greater number of common units, Antero Midstream's partnership agreement specifies that the following items will be proportionately adjusted:

  •
  the minimum quarterly distribution;

  •
  the target distribution levels;

  •
  the initial unit price, as described under "—Distribution of Cash Upon Liquidation of Antero Midstream"; and

  •
  the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units.

        For example, if a two-for-one split of Antero Midstream's common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50% of its initial level. Antero Midstream will not make any adjustment by reason of the issuance of additional units for cash or property.

If Antero Midstream Became Subject to Taxation

        If, as a result of a change in law or interpretation thereof, Antero Midstream or any of its subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, Antero Midstream's general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash for that quarter (after deducting Antero Midstream's general partner's estimate of Antero Midstream's additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (1) cash for that quarter, plus (2) Antero Midstream's general partner's estimate of Antero Midstream's additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distribution of Cash Upon Liquidation of Antero Midstream

General

        If Antero Midstream dissolves in accordance with its partnership agreement, Antero Midstream will sell or otherwise dispose of its assets in a process called liquidation. Antero Midstream will first apply the proceeds of liquidation to the payment of its creditors. Antero Midstream will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

        The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by unitholders for their units, which Antero Midstream refers to as the "initial unit price" for each unit. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

        The manner of the adjustment for gain is set forth in Antero Midstream's partnership agreement. Antero Midstream will generally allocate any gain to the partners in the following manner:

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  first, to Antero Midstream's general partner to the extent of certain prior losses specially allocated to Antero Midstream's general partner;

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  second, to the unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which Antero Midstream's liquidation occurs;

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  third, to all unitholders, pro rata, until Antero Midstream allocates under this bullet an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of Antero Midstream's existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that Antero Midstream distributed to the unitholders, pro rata, for each quarter of its existence;

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  fourth, 85% to all unitholders, pro rata, and 15% to the holders of Antero Midstream's incentive distribution rights, until Antero Midstream allocates under this bullet an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of Antero Midstream's existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that Antero Midstream distributed 85% to the unitholders, pro rata, and 15% to the holders of Antero Midstream's incentive distribution rights for each quarter of its existence;

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  fifth, 75% to all unitholders, pro rata, and 25% to the holders of Antero Midstream's incentive distribution rights, until it allocates under this bullet an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of Antero Midstream's existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that Antero Midstream distributed 75% to the unitholders, pro rata, and 25% to the holders of its incentive distribution rights for each quarter of its existence; and

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  thereafter, 50% to all unitholders, pro rata, and 50% to holders of Antero Midstream's incentive distribution rights.

        On February 9, 2017, in connection with the payment of the fourth quarter 2016 quarterly distribution, Antero Midstream's subordination period expired and all of the subordinated units in Antero Midstream converted to common units on a one-for-one basis. Antero Midstream may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

        Antero Midstream will generally allocate any loss to its general partner and the unitholders in the following manner:

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  first, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the unitholders have been reduced to zero; and

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  thereafter, 100% to Antero Midstream's general partner.

        On February 9, 2017, in connection with the payment of the fourth quarter 2016 quarterly distribution, Antero Midstream's subordination period expired and all of the subordinated units in Antero Midstream converted to common units on a one-for-one basis. Antero Midstream may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

        Antero Midstream's partnership agreement requires that Antero Midstream make adjustments to capital accounts upon the issuance of additional units. In this regard, Antero Midstream's partnership agreement specifies that Antero Midstream allocate any unrealized and, for U.S. federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of its incentive distribution rights in the same manner as it allocate gain upon liquidation. In the event that Antero Midstream makes positive adjustments to the capital accounts upon the issuance of additional units, Antero Midstream's partnership agreement requires that Antero Midstream generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon its liquidation in a manner that results, to the extent possible, in the partners' capital account balances equalling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, Antero Midstream generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and the holders of its incentive distribution rights based on their respective percentage ownership of Antero Midstream. If Antero Midstream makes negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in Antero Midstream's unitholders' capital account balances equalling the amounts they would have been if no earlier adjustments for loss had been made.

MATERIAL PROVISIONS OF THE
PARTNERSHIP AGREEMENT OF ANTERO MIDSTREAM PARTNERS LP

        The following is a summary of the material provisions of Antero Midstream's partnership agreement. A discussion of distributions of Antero Midstream's available cash is described under "Antero Midstream Partners LP's Cash Distribution Policy—Cash Distribution Policy."

Organization and Duration

        Antero Midstream was organized in September 2013 as a Delaware limited liability company and converted into a Delaware limited partnership in connection with the completion of its initial public offering in November 2014. Antero Midstream has a perpetual existence unless terminated pursuant to the terms of its partnership agreement.

Purpose

        Antero Midstream's purpose, as set forth in its partnership agreement, is limited to any business activity that is approved by its general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that Antero Midstream's general partner shall not cause Antero Midstream to take any action that the general partner determines would be reasonably likely to cause it to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

        Although Antero Midstream's general partner has the ability to cause Antero Midstream and its subsidiaries to engage in any business activity that lawfully may be conducted by a limited partnership organized under Delaware law, Antero Midstream's general partner may decline to do so free of any duty or obligation whatsoever to Antero Midstream or its limited partners, including any duty to act in good faith or in the best interests of Antero Midstream or its limited partners. Antero Midstream's general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out its purposes and to conduct Antero Midstream's business.

Cash Distributions

        Antero Midstream's partnership agreement does not require Antero Midstream to pay distributions at any time or in any amount. Instead, the board of directors of Antero Midstream's general partner has adopted a cash distribution policy that sets forth Antero Midstream's general partner's intention with respect to the distributions to be made to unitholders.

        Antero Midstream's partnership agreement specifies the manner in which it will make cash distributions to holders of its common units and other partnership securities as well as to Antero Midstream's general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read "Antero Midstream LP's Cash Distribution Policy—Cash Distribution Policy."

Capital Contributions

        Antero Midstream unitholders are not obligated to make additional capital contributions.

Voting Rights

        The following is a summary of the Antero Midstream unitholder vote required for approval of the matters specified below. Matters that require the approval of a "unit majority" require the approval of a majority of the Antero Midstream common units.

        In voting their Antero Midstream common units, Antero Midstream's general partner and its affiliates will have no duty or obligation whatsoever to Antero Midstream or the limited partners, including any duty to act in the best interests of Antero Midstream or the limited partners.

        The IDRs may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right.
Amendment of the partnership agreement

Certain amendments may be made by Antero Midstream's general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of the Antero Midstream Partnership Agreement."

Merger of Antero Midstream or the sale of all or substantially all of Antero Midstream's assets	Unit majority in certain circumstances. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of Antero Midstream	Unit majority. Please read "—Dissolution."
Continuation of Antero Midstream's business upon dissolution	Unit majority. Please read "—Dissolution."
Withdrawal of Antero Midstream's general partner	No approval right. Please read "—Withdrawal or Removal of Antero Midstream's General Partner"
Removal of Antero Midstream's general partner

For cause with not less than 66 2/3% of the outstanding units, voting as a single class, including units held by Antero Midstream's general partner and its affiliates. Please read "—Withdrawal or Removal of Antero Midstream's General Partner."

Transfer of Antero Midstream's general partner interest	No approval right. Please read "—Transfer of General Partner Interest."
Transfer of IDRs	No approval right. Please read "—Transfer of Incentive Distribution Rights."
Transfer of ownership interests in Antero Midstream's general partner	No approval right. Please read "—Transfer of Ownership Interests in the General Partner."

        If any person or group other than Antero Midstream's general partner and its affiliates acquires beneficial ownership of 20% or more of any class of Antero Midstream units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to Antero or to any person or group that acquires the units from Antero Midstream's general partner or its affiliates and any transferees of that person or group approved by Antero Midstream's general partner or to any person or group who acquires the units with the specific prior approval of Antero Midstream's general partner.

Applicable Law; Forum, Venue and Jurisdiction

        Antero Midstream's partnership agreement is governed by Delaware law. Antero Midstream's partnership agreement requires that any claims, suits, actions or proceedings:

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  arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to Antero Midstream, or the rights or powers of, or restrictions on, the limited partners or Antero Midstream);

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  brought in a derivative manner on Antero Midstream's behalf;

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  asserting a claim of breach of a duty owed by any director, officer or other employee of Antero Midstream or Antero Midstream's general partner, or owed by Antero Midstream's general partner, to Antero Midstream or the limited partners;

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  asserting a claim arising pursuant to any provision of the Delaware Act; or

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  asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, each limited partner irrevocably consented to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

Reimbursement of Antero Midstream Litigation Costs

        Antero Midstream's partnership agreement provides that if a limited partner or any person holding a beneficial interest in Antero Midstream files a claim, suit, action or proceeding against Antero Midstream and does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought in any such claim, suit, action or proceeding, then such partner or person will be obligated to reimburse Antero Midstream and its affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys' fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. By purchasing a common unit, each limited partner irrevocably consents to these reimbursement obligations as set forth in the partnership agreement.

Issuance of Additional Interests

        Antero Midstream's partnership agreement authorizes it to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by Antero Midstream's general partner without the approval of the unitholders.

        It is possible that Antero Midstream will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units Antero Midstream issues will be entitled to share equally with the then-existing unitholders in Antero Midstream distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing unitholders in Antero Midstream's net assets.

        In accordance with Delaware law and the provisions of Antero Midstream's partnership agreement, Antero Midstream may also issue additional partnership interests that, as determined by its general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, Antero Midstream's partnership agreement does not prohibit Antero Midstream's subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

        Antero Midstream's general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, Antero Midstream issues partnership interests to persons other than Antero Midstream's general partner and its affiliates, to the extent necessary to maintain the percentage interest of Antero Midstream's general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The Antero Midstream unitholders does not have preemptive rights under Antero Midstream's partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Antero Midstream Partnership Agreement

General

        Amendments to Antero Midstream partnership agreement may be proposed only by Antero Midstream's general partner. However, Antero Midstream's general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to Antero Midstream or the limited partners, including any duty to act in the best interests of Antero Midstream or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, Antero Midstream's general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

        No amendment may be made that would:

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  enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

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  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Antero Midstream to its general partner or any of its affiliates without the consent of Antero Midstream's general partner, which consent may be given or withheld in its sole discretion.

        The provision of Antero Midstream's partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by Antero Midstream's general partner and its affiliates). As of December 31, 2016, the Sponsors collectively own approximately        % of Antero Midstream's outstanding common units.

No Unitholder Approval

        Antero Midstream's general partner may generally make amendments to Antero Midstream's partnership agreement without the approval of any limited partner to reflect:

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  a change in Antero Midstream's name, the location of Antero Midstream's principal place of business, Antero Midstream's registered agent or Antero Midstream's registered office;

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  the admission, substitution, withdrawal or removal of partners in accordance with Antero Midstream's partnership agreement;

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  a change that Antero Midstream's general partner determines to be necessary or appropriate to qualify or continue Antero Midstream's qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither Antero Midstream nor any of Antero Midstream's subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

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  an amendment that is necessary, in the opinion of Antero Midstream's counsel, to prevent Antero Midstream or its general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974 ("ERISA"), whether or not substantially similar to plan asset regulations currently applied or proposed;

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  an amendment that Antero Midstream's general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

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  any amendment expressly permitted in Antero Midstream's partnership agreement to be made by Antero Midstream's general partner acting alone;

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  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of Antero Midstream's partnership agreement;

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  any amendment that Antero Midstream's general partner determines to be necessary or appropriate for the formation by Antero Midstream of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by Antero Midstream's partnership agreement;

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  a change in Antero Midstream's fiscal year or taxable year and related changes;

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  conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

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  any other amendments substantially similar to any of the matters described in the clauses above.

        In addition, Antero Midstream's general partner may make amendments to Antero Midstream's partnership agreement, without the approval of any limited partner, if Antero Midstream's general partner determines that those amendments:

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  do not adversely affect the Antero Midstream's limited partners, considered as a whole, or any particular class of partnership interests as compared to other classes of partnership interests in any material respect;

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  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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  are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

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  are necessary or appropriate for any action taken by Antero Midstream's general partner relating to splits or combinations of units under the provisions of Antero Midstream's partnership agreement; or

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  are required to effect the intent expressed in this prospectus or the intent of the provisions of Antero Midstream's partnership agreement or are otherwise contemplated by Antero Midstream's partnership agreement.

Opinion of Counsel and Unitholder Approval

        Any amendment that Antero Midstream's general partner determines adversely affects in any material respect one or more particular classes of limited partners, and is not permitted to be adopted by Antero Midstream's general partner without limited partner approval, will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that Antero Midstream's general partner determines are not adversely affected in any material respect. Any such amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any such amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any such amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, Antero Midstream's general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for U.S. federal income tax purposes in connection with any of the amendments. No other amendments to Antero Midstream's partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless Antero Midstream first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of Antero Midstream's limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

        A merger, consolidation or conversion of Antero Midstream requires the prior consent of Antero Midstream's general partner. However, Antero Midstream's general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to Antero Midstream or the limited partners, including any duty to act in the best interest of Antero Midstream or the limited partners.

        In addition, Antero Midstream's partnership agreement generally prohibits Antero Midstream's general partner, without the prior approval of the holders of a unit majority, from causing Antero Midstream to sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Antero Midstream's general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of its assets without such approval. Antero Midstream's general partner may also sell all or substantially all of Antero Midstream's assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, Antero Midstream's general partner may consummate any merger without the prior approval of its unitholders if Antero Midstream is the surviving entity in the transaction, Antero Midstream's general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of Antero Midstream's units will be an identical unit of Antero Midstream following the transaction and the partnership interests to be issued do not exceed 20% of Antero

Midstream's outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

        If the conditions specified in Antero Midstream's partnership agreement are satisfied, Antero Midstream's general partner may convert Antero Midstream or any of its subsidiaries into a new limited liability entity or merge Antero Midstream or any of its subsidiaries into, or convey all of Antero Midstream's assets to, a newly-formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in Antero Midstream's legal form into another limited liability entity, Antero Midstream has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and Antero Midstream's general partner with the same rights and obligations as contained in Antero Midstream's partnership agreement. Antero Midstream's unitholders are not entitled to dissenters' rights of appraisal under Antero Midstream's partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

        Antero Midstream will continue as a limited partnership until dissolved under its partnership agreement. Antero Midstream will dissolve upon:

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  the election of Antero Midstream's general partner to dissolve Antero Midstream, if approved by the holders of units representing a unit majority;

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  there being no limited partners, unless Antero Midstream is continued without dissolution in accordance with applicable Delaware law;

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  the entry of a decree of judicial dissolution of Antero Midstream; or

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  the withdrawal or removal of Antero Midstream's general partner or any other event that results in its ceasing to be Antero Midstream's general partner other than by reason of a transfer of its general partner interest in accordance with Antero Midstream's partnership agreement or its withdrawal or removal following the approval and admission of a successor.

        Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue Antero Midstream's business on the same terms and conditions described in Antero Midstream's partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to Antero Midstream's receipt of an opinion of counsel to the effect that:

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  the action would not result in the loss of limited liability under Delaware law of any limited partner; and

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  neither Antero Midstream nor any of its subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

        Upon Antero Midstream's dissolution, unless Antero Midstream's business is continued, the liquidator authorized to wind up Antero Midstream's affairs will, acting with all of the powers of Antero Midstream's general partner that are necessary or appropriate, liquidate Antero Midstream's assets and apply the proceeds of the liquidation as described in "Antero Midstream Partners LP's Cash Distribution—Distribution of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of Antero Midstream's assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to Antero Midstream's partners.

Withdrawal or Removal of Antero Midstream's General Partner

        Antero Midstream's general partner may withdraw as general partner in compliance with Antero Midstream's partnership agreement after giving 90 days' written notice to Antero Midstream's unitholders.

        Upon withdrawal of Antero Midstream's general partner under any circumstances, other than as a result of a transfer by Antero Midstream's general partner of all or a part of its general partner interest in Antero Midstream, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Antero Midstream will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal the holders of a unit majority agree in writing to continue Antero Midstream's business and to appoint a successor general partner. Please read "—Dissolution."

        Antero Midstream's general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by Antero Midstream's general partner and its affiliates, and Antero Midstream receives an opinion of counsel regarding limited liability and tax matters. Any removal of Antero Midstream's general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by Antero Midstream's general partner and its affiliates gives them the ability to prevent Antero Midstream's general partner's removal. As of December 31, 2016, Antero Resources owns approximately    % of Antero Midstream's outstanding limited partner units.

        In the event of the removal of Antero Midstream's general partner or withdrawal of Antero Midstream's general partner where that withdrawal violates Antero Midstream's partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where Antero Midstream's general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and all its and its affiliates' incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

        In addition, Antero Midstream will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for Antero Midstream's benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

        At any time, Antero Midstream's general partner may transfer all or any of its general partner interest to another person without the approval of Antero Midstream's unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of Antero Midstream's general partner, agree to be bound by the provisions of Antero Midstream's partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

        At any time, the owner of Antero Midstream's general partner may sell or transfer all or part of its ownership interests in Antero Midstream's general partner to an affiliate or third party without the approval of Antero Midstream's unitholders.

Transfer of Incentive Distribution Rights

        By transfer of incentive distribution rights in accordance with Antero Midstream's partnership agreement, each transferee of incentive distribution rights will be admitted as a limited partner with respect to the incentive distribution rights transferred when such transfer and admission is reflected in Antero Midstream's books and records. Each transferee:

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  represents that the transferee has the capacity, power and authority to become bound by Antero Midstream's partnership agreement;

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  automatically becomes bound by the terms and conditions of Antero Midstream's partnership agreement; and

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  gives the consents, waivers and approvals contained in Antero Midstream's partnership agreement, such as the approval of all transactions and agreements Antero Midstream entered into in connection with Antero Midstream's formation and initial public offering.

        Antero Midstream's general partner will cause any transfers to be recorded on Antero Midstream's books and records no less frequently than quarterly.

        Antero Midstream may, at its discretion, treat the nominee holder of incentive distribution rights as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred incentive distribution rights.

        Until an incentive distribution right has been transferred on Antero Midstream's books, Antero Midstream and the transfer agent may treat the record holder of the right as the absolute owner for all purposes, except as otherwise required by law.

Change of Management Provisions

        Antero Midstream's partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove AMP GP as Antero Midstream's general partner or from otherwise changing Antero Midstream's management. Please read "—Withdrawal or Removal of Antero Midstream's General Partner" for a discussion of certain consequences of the removal of Antero Midstream's general partner. If any person or group, other than Antero Midstream's general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from Antero Midstream's general partner or its affiliates or any transferees of that person or group who are notified by Antero Midstream's general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of Antero Midstream's general partner. Please read "—Meetings; Voting."

Limited Call Right

        If at any time Antero Midstream's general partner and its affiliates (including Antero Resources) own more than 80% of the then-issued and outstanding limited partner interests of any class, Antero Midstream's general partner will have the right, which it may assign in whole or in part to any of its affiliates or to Antero Midstream, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by Antero Midstream's general partner, on at least 10, but not more than 60, days' notice.

        The purchase price in the event of this purchase is the greater of:

  •
  the highest price paid by Antero Midstream's general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which Antero Midstream's general partner first mails notice of its election to purchase those limited partner interests; and

  •
  the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

        As a result of Antero Midstream's general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Non-Taxpaying Holders; Redemption

        To avoid any adverse effect on the maximum applicable rates chargeable to customers by Antero Midstream or any of its future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, Antero Midstream's partnership agreement provides Antero Midstream's general partner the power to amend Antero Midstream's partnership agreement. If Antero Midstream's general partner, with the advice of counsel, determines that Antero Midstream's not being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of Antero Midstream's limited partners (or their owners, to the extent relevant), has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by Antero Midstream or its subsidiaries, then Antero Midstream's general partner may adopt such amendments to Antero Midstream's partnership agreement as it determines necessary or advisable to:

  •
  obtain proof of the U.S. federal income tax status of Antero Midstream's limited partners (and their owners, to the extent relevant); and

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  permit Antero Midstream to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by Antero Midstream's general partner to obtain proof of such person's U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

        If Antero Midstream's general partner, with the advice of counsel, determines Antero Midstream is subject to federal, state or local laws or regulations that, in the reasonable determination of Antero Midstream's general partner, create a substantial risk of cancellation or forfeiture of any property that

Antero Midstream has an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then Antero Midstream's general partner may adopt such amendments to Antero Midstream's partnership agreement as it determines necessary or advisable to:

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  obtain proof of the nationality, citizenship or other related status of Antero Midstream's limited partners (or their owners, to the extent relevant); and

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  permit Antero Midstream to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of Antero Midstream's limited partners and to act upon matters for which approvals may be solicited.

        Antero Midstream's general partner does not anticipate that any meeting of Antero Midstream's unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by Antero Midstream's general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Antero Midstream's general partner may postpone any meeting of unitholders one or more times for any reason by giving notice to the unitholders entitled to vote at such meeting. Antero Midstream's general partner may also adjourn any meeting of unitholders one or more times for any reason, including the absence of a quorum, without a vote of the unitholders.

        Each record holder of a unit has a vote according to his percentage interest in Antero Midstream, although additional limited partner interests having special voting rights could be issued. Please read "—Issuance of Additional Interests." However, if at any time any person or group, other than Antero Midstream's general partner and its affiliates (including Antero Resources), or a direct or subsequently approved transferee of Antero Midstream's general partner or its affiliates and purchasers specifically approved by Antero Midstream's general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

        Any notice, demand, request, report or proxy material required or permitted to be given or made to record unitholders under Antero Midstream's partnership agreement will be delivered to the record holder by Antero Midstream or by the transfer agent.

Voting Rights of Incentive Distribution Rights

        If a majority of the incentive distribution rights are held by Antero Midstream's general partner and its affiliates, including IDR LLC, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by Antero Midstream's general partner.

        If less than a majority of the incentive distribution rights are held by Antero Midstream's general partner and its affiliates, including IDR LLC, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that Antero Midstream's general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the common units as a single class, and such incentive distribution rights shall be treated in all respects as common units, as applicable, when sending notices of a meeting of Antero Midstream's limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under Antero Midstream's partnership agreement. The relative voting power of the holders of the incentive distribution rights and the common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

        By transfer of common units in accordance with Antero Midstream's partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in Antero Midstream's books and records. The common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

        Under Antero Midstream's partnership agreement, in most circumstances, Antero Midstream will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

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  Antero Midstream's general partner;

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  any departing general partner;

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  any person who is or was an affiliate of Antero Midstream's general partner or any departing general partner;

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  any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of Antero Midstream's partnership, Antero Midstream's subsidiaries, Antero Midstream's general partner, any departing general partner or any of their affiliates;

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  any person who is or was serving as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to Antero Midstream or Antero Midstream's subsidiaries;

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  any person who controls Antero Midstream's general partner or any departing general partner; and

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  any person designated by Antero Midstream's general partner.

        Any indemnification under these provisions will only be out of Antero Midstream's assets. Unless Antero Midstream's general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to Antero Midstream to enable it to effectuate, indemnification. Antero Midstream may purchase insurance against liabilities asserted against and expenses incurred by persons for Antero Midstream's activities, regardless of whether Antero Midstream would have the power to indemnify the person against liabilities under Antero Midstream's partnership agreement.

Reimbursement of Expenses

        Antero Midstream's partnership agreement requires Antero Midstream to reimburse Antero Midstream's general partner for all direct and indirect expenses it incurs or payments it makes on Antero Midstream's behalf and all other expenses allocable to it or otherwise incurred by Antero Midstream's general partner in connection with operating Antero Midstream's business. Antero Midstream's partnership agreement does not set a limit on the amount of expenses for which Antero Midstream's general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for Antero Midstream or on Antero Midstream's behalf and expenses allocated to Antero Midstream's general partner by its affiliates. Antero Midstream's general partner is entitled to determine in good faith the expenses that are allocable to it. Please read "Certain Relationships and Related Transactions—Antero Midstream's Related Party Transactions with Antero Resources—Services Agreement."

Books and Reports

        Antero Midstream's general partner is required to keep appropriate books of Antero Midstream's business at Antero Midstream's principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, Antero Midstream's fiscal year is the calendar year.

        Antero Midstream will furnish or make available to record holders of Antero Midstream's common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by Antero Midstream's independent public accountants. Except for Antero Midstream's fourth quarter, Antero Midstream will also furnish or make available summary financial information within 50 days after the close of each quarter. Antero Midstream will be deemed to have made any such report available if Antero Midstream files such report with the SEC on EDGAR or make the report available on a publicly available website that Antero Midstream maintains.

        Antero Midstream will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Antero Midstream's ability to furnish this summary information to Antero Midstream's unitholders will depend on their cooperation in supplying Antero Midstream with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies Antero Midstream with the necessary information.

Right to Inspect Antero Midstream's Books and Records

        Antero Midstream's partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

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  a current list of the name and last known address of each record holder; and

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  copies of Antero Midstream's partnership agreement, Antero Midstream's certificate of limited partnership, related amendments and powers of attorney under which they have been executed.

        Under Antero Midstream's partnership agreement, however, each of Antero Midstream's limited partners and other persons who acquire interests in Antero Midstream's partnership interests, do not have rights to receive information from Antero Midstream or any of the persons Antero Midstream indemnifies as described above under "—Indemnification" for the purpose of determining whether to pursue litigation or assist in pending litigation against Antero Midstream or those indemnified persons relating to Antero Midstream's affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

        Antero Midstream's general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which Antero Midstream's general partner determines is not in Antero Midstream's best interests or that Antero Midstream is required by law or by agreements with third parties to keep confidential. Antero Midstream's partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law.

Registration Rights

        Under Antero Midstream's partnership agreement, Antero Midstream has agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by Antero Midstream's general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Antero Midstream's general partner. Antero Midstream is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

        Antero Midstream has entered into a registration rights agreement with Antero Resources. Pursuant to the registration rights agreement, Antero Midstream will be required to file a registration statement to register the common units and subordinated units issued to Antero Resources and the common units issuable upon the conversion of the subordinated units upon request of Antero Resources. Pursuant to the registration rights agreement and Antero Midstream's partnership agreement, Antero Midstream may be required to undertake a future public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from them. In addition, the registration rights agreement gives Antero Resources "piggyback" registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of Antero Resources and, in certain circumstances, to third parties. Please read "Certain Relationships and Related Party Transactions—Antero Midstream's Related Party Transactions with Antero Resources—Registration Rights Agreement"

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common shares. Future sales of our common shares in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common shares prevailing from time to time and our ability to raise equity-related capital at a time and price we deem appropriate.

        Upon the closing of this offering, we will have outstanding an aggregate of                common shares. Of these shares, all of the                common shares to be sold in this offering (or                assuming the underwriters exercise the option to purchase additional shares in full will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates" as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below under "—Rule 144."

        In addition, subject to certain limitations and exceptions, each Series B Holder may redeem its Series B Units for common shares in us at a ratio calculated in accordance with the IDR LLC Agreement, subject to customary conversion rate adjustments for equity splits, equity dividends and reclassifications. Please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of IDR LLC." The common shares we issue upon such redemptions would be "restricted securities" as defined in Rule 144, as described below under "—Rule 144." However, the registration rights agreement we will enter into in connection with the closing of this offering will require us to register the resale of those common shares under the Securities Act. Please read "Certain Relationships and Related Party Transactions—Our Related Party Transactions—Registration Rights Agreement."

Rule 144

        The common shares sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common shares owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer and held for one year to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

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  1% of the total number of the securities outstanding; or

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  the average weekly reported trading volume of the common shares for the four calendar weeks prior to the sale.

        Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common shares for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common shares under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted shares for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common shares without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Issuance of Additional Securities

        Our partnership agreement provides that we may issue an unlimited number of limited partner interests and other equity securities without a vote of our shareholders. Any issuance of additional common shares or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common shares then outstanding. Please read "Description of Our Partnership Agreement—Issuance of Additional Securities."

Registration Rights Agreement

        In connection with the closing of this offering, we will enter into the registration rights agreement with the Sponsors. Pursuant to the registration rights agreement, we have agreed to register the resale of all common shares held by the Sponsors or issuable to the Sponsors upon the redemption of Series B Units held by the parties to the registration rights agreement under certain circumstances. Please read "Certain Relationships and Related Party Transactions—Our Related Party Transactions—Registration Rights Agreement."

Lock-Up Agreements

        The selling shareholder, we, the Sponsors, certain of our affiliates and the directors and executive officers of our general partner have agreed, subject to certain exceptions, not to sell any common shares, including any common shares received upon redemption of Series B Units as disclosed above, they beneficially own for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read "Underwriting."

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common shares issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common shares. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common shares.

        This discussion is limited to Non-U.S. Holders that hold our common shares as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income, and does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal estate or gift tax laws. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

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  U.S. expatriates and former citizens or long-term residents of the United States;

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  persons subject to the alternative minimum tax;

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  persons holding our common shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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  banks, insurance companies, and other financial institutions;

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  brokers, dealers or traders in securities;

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  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

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  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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  tax-exempt organizations or governmental organizations;

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  persons deemed to sell our common shares under the constructive sale provisions of the Code;

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  persons who hold or receive our common shares pursuant to the exercise of any employee stock option or otherwise as compensation;

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  tax-qualified retirement plans; and

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  "qualified foreign pension funds" as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

        If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Corporate Status

        Although we are a Delaware limited partnership, we have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, we are subject to tax as a corporation and distributions on our common shares will be treated as distributions on corporate stock for U.S. federal income tax purposes. No Schedule K-1 will be issued with respect to our common shares. Instead holders of common shares will receive a Form 1099 from us with respect to distributions received on our common shares.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our common shares that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

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  an individual who is a citizen or resident of the United States;

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  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

        Distributions of cash or property on our common shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first constitute a non-taxable return of capital and first be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its common shares, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below on effectively connected income, distributions paid to a Non-U.S. Holder of our common shares generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the distributions (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

        If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the

Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above, provided the Non-U.S. Holder claims the exemption by furnishing to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

        Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to United States persons (as defined under the Code). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits, as adjusted for certain items, which will include effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

        A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common shares unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the calendar year of the disposition and certain other requirements are met; or

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  our common shares constitute a United States real property interest ("USRPI") by reason of our status as a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

        Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to United States persons (as defined under the Code). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits, as adjusted for certain items, which will include any effectively connected gain described in the first bullet point above.

        Gain recognized by a Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, a Non-U.S. Holder of our common shares generally will not be subject to U.S. net federal income tax or withholding tax as a result of our being a USRPHC if our common shares are "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our common shares throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period. If our common shares are not considered to be regularly traded on an established securities market, a Non-U.S. Holder (regardless of the percentage of common shares owned) would be subject to net U.S. federal income tax on the gain realized on a disposition of our common shares as a result of our being a USRPHC and generally would be required to file a U.S. federal income tax return. Additionally, a 15% withholding tax would apply to the gross proceeds from such disposition.

        Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Payments of dividends on our common shares will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common shares paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common shares within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common shares paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common shares, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common shares.

 INVESTMENT IN ANTERO MIDSTREAM MANAGEMENT LLC BY EMPLOYEE BENEFIT PLANS

        An investment in our common shares by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the prohibited transaction restrictions imposed by Section 4975 of the Internal Revenue Code and may be subject to provisions under certain federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Internal Revenue Code (collectively, "Similar Laws"). For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, certain simplified employee pension plans and tax deferred annuities or individual retirement accounts ("IRAs") established or maintained by an employer or employee organization.

        This summary is based on the provisions of ERISA and the Internal Revenue Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

        ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of an employee benefit plan that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common shares, among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

  •
  whether, in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

  •
  whether the investment is permitted under the terms of the applicable documents governing the employee benefit plan;

  •
  whether making the investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Internal Revenue Code and any other applicable Similar Laws (please read the discussion under "—Prohibited Transaction Issues" below);

  •
  whether in making the investment, the employee benefit plan will be considered to hold, as plan assets, (1) only the investment in our common shares or (2) an undivided interest in our underlying assets (please read the discussion under "—Plan Asset Issues" below); and

  •
  whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return.

        The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our common shares is authorized by the appropriate governing instruments and is a proper investment for the employee benefit plan or IRA.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and certain IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the employee benefit plan or IRA, unless an exemption is applicable. Therefore, a fiduciary of an employee benefit plan or an IRA accountholder that is considering an investment in our common shares should consider whether the entity's purchase or ownership of such shares would or could result in the occurrence of such a prohibited transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA Plan that engaged in such a prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Internal Revenue Code.

Plan Asset Issues

        In addition to considering whether the purchase of our common shares is or could result in a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our common shares, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its fiduciary standards and prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code and any other applicable Similar Laws.

        The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under certain circumstances. Under these regulations, an entity's underlying assets generally would not be considered to be "plan assets" if, among other things:

  (1)
  the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, "freely transferable" (as defined in the applicable Department of Labor regulations) and either part of a class of securities registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

  (2)
  the entity is an "operating company"—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

  (3)
  there is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition of an equity interest in any entity by an employee benefit plan, less than 25% of the total value of each class of equity interest, disregarding certain interests held by our general partner, its affiliates and certain other persons, is held by the employee benefit plans and IRAs referred to above.

        Plan fiduciaries contemplating a purchase of our common shares should consult with their own counsel regarding the consequences of such purchase under ERISA, the Internal Revenue Code and other Similar Laws in light of the serious penalties, excise taxes and liabilities imposed on persons who engage in prohibited transactions or other violations. Purchasers of our common shares have the exclusive responsibility for ensuring that their acquisition and holding of such common shares comply with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Internal Revenue Code or other applicable Similar Laws. The sale of common shares to an employee benefit plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such employee benefit plan or that such investment is appropriate for any such employee benefit plan.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling shareholder has agreed to sell to them, severally, the number of common shares indicated below:

Name	Number of Common Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC

Total:

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such common shares are taken. However, the underwriters are not required to take or pay for the common shares covered by the underwriters' option to purchase additional shares described below.

        The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per common share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

        The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price and underwriting discounts and commissions, and proceeds before expenses to the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional            common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholder	$	$	$
Proceeds, before expenses, to selling shareholder	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

        We intend to apply to list our common shares on the New York Stock Exchange under the trading symbol "AMGP."

        The selling shareholder, we, certain of our affiliates and the directors and executive officers of our general partner have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares (including any common shares received upon redemption of Series B Units) or any securities convertible into or exercisable or exchangeable for common shares;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any common shares (including any common shares received upon redemption of Series B Units) or any securities convertible into or exercisable or exchangeable for common shares; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares (including any common shares received upon redemption of Series B Units).

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  the sale of common shares to the underwriters; or

  •
  the issuance by us of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  transactions by any person other than us relating to common shares or other securities acquired in open market transactions after the completion of the offering of the common shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common shares or other securities acquired in such open market transactions; or

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares, provided that (i) such plan does not provide for the transfer of common shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the restricted period.

        The representatives, in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We, the selling shareholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations between the selling shareholder and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

        At our request, the underwriters have reserved    % of the common shares offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of our general partner, Sponsors and their respective affiliates. If purchased by these persons, these common shares will be subject to a 180-day lock-up restriction. The number of common shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved common shares. Any reserved common shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other common shares offered by this prospectus.

 LEGAL MATTERS

        The validity of the common shares will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with the common shares offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

        The consolidated financial statements of Antero Resources Midstream Management (our Predecessor) as of December 31, 2015 and 2016, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The combined consolidated financial statements of Antero Midstream Partners LP as of December 31, 2015 and 2016, and for each of the years in the three-year period ended December 31, 2016, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2016 combined consolidated financial statements contains an explanatory paragraph that states that the combined consolidated statements of operations and comprehensive income, partners' capital and cash flows for 2014 and the combined consolidated balance sheets, and the related combined consolidated statements of operations and comprehensive income, partners' capital and cash flows for 2015 have been prepared on a combined basis of accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 regarding the common shares offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common shares offered by this prospectus, you may desire to review the full registration statement, including its exhibits filed under the Securities Act of 1933. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the Securities and Exchange Commission's website on the Internet at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on public reference rooms. We intend to furnish or make available to our shareholders annual reports containing our audited financial statements and quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Antero Resources Midstream Management LLC:

        We have audited the accompanying consolidated balance sheets of Antero Resources Midstream Management LLC and subsidiary (the Company) as of December 31, 2015 and 2016, and the related consolidated statements of operations and comprehensive income, members' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Antero Resources Midstream Management LLC and subsidiary as of December 31, 2015 and 2016, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP
Denver, Colorado March 1, 2017

ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC

Consolidated Balance Sheets

December 31, 2015 and 2016

(In thousands)

	2015	2016
Assets
Current assets:
Cash	$72	$9,609
Accounts receivable-affiliate	—	217

Total current assets	72	9,826

Investment in Antero Midstream Partners LP	969	7,543

Total assets	$1,041	$17,369

Liabilities and members' equity
Current liabilities:
Accrued liabilities	$—	$426
Taxes payable	115	6,674

Total current liabilities	115	7,100

Non-current liabilities:
Deferred income tax liability	368	—

Total liabilities	483	7,100

Members' equity	558	10,269

Total liabilities and members' equity	$1,041	$17,369

See accompanying notes to consolidated financial statements.

ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC

Consolidated Statement of Operations and Comprehensive Income

Years Ended December 31, 2015 and 2016

(In thousands)

	2015	2016
Equity in earnings of Antero Midstream Partners LP	$1,264	$16,944
Interest income	—	1

Total income	1,264	16,945
General and administrative expense	—	815

Income before income taxes	1,264	16,130
Provision for income taxes	(483)	(6,419)

Net income and comprehensive income	$781	$9,711

See accompanying notes to consolidated financial statements.

ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC

Consolidated Statement of Members' Equity

Years Ended December 31, 2015 and 2016

(In thousands)

Members' Equity
Balance at December 31, 2014	$—
Net income and comprehensive income	781
Distributions to members	(223)

Balance at December 31, 2015	558

Net income and comprehensive income	9,711

Balance at December 31, 2016	$10,269

See accompanying notes to consolidated financial statements.

ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC

Consolidated Statement of Cash Flows

Years Ended December 31, 2015 and 2016

(In thousands)

	2015	2016
Cash flows provided by operating activities:
Net income	$781	$9,711
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in earnings of Antero Midstream Partners LP	(1,264)	(16,944)
Distributions received from Antero Midstream Partners LP	295	10,370
Deferred income taxes	368	(368)
Changes in current assets and liabilities:
Accounts receivable-affiliate	—	(217)
Accrued liabilities	—	426
Taxes payable	115	6,559

Net cash provided by operating activities	295	9,537

Cash flows used in investing activities:
Net cash used in investing activities	—	—

Cash flows used in financing activities:
Distributions to member	(223)	—

Net cash used in financing activities	(223)	—

Net increase in cash	72	9,537
Cash, beginning of period	—	72

Cash, end of period	$72	$9,609

See accompanying notes to consolidated financial statements.

ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and 2016

(1) Business and Organization

        Antero Resources Midstream Management LLC ("ARMM") is a Delaware limited liability company that was formed on September 23, 2013 to become the general partner of Antero Midstream Partners LP ("Antero Midstream"), which completed its initial public offering of common units representing limited partnership interests in November 2014 and is traded on the New York Stock Exchange (NYSE: AM). ARMM owns a non-economic general partner interest in Antero Midstream and the incentive distribution rights ("IDRs") entitling ARMM to receive cash distributions from Antero Midstream when distributions exceed certain target amounts. See Note 4—Partnership Distributions.

        Antero Midstream was formed by Antero Resources Corporation ("Antero Resources") (NYSE:AR) to own, operate and develop midstream energy assets to service Antero Resources' oil and gas producing assets. Both Antero Midstream and Antero Resources' assets are located in the Marcellus Shale and Utica Shale located in West Virginia and Ohio. Antero Midstream's assets consist of gathering pipelines, compressor stations, interests in processing and fractionation plants, and water handling and treatment assets, which provide midstream services to Antero Resources under long-term, fixed-fee contracts, as well as a 60,000 Bbl/d water treatment facility that is currently under construction and expected to be placed in service in the fourth quarter of 2017. Antero Midstream has a 20-year dedication for gathering and compression services on Antero Resources' acreage, excluding certain acreage that was subject to previous dedication at the time of formation of Antero Midstream and other third-party commitments. Substantially all of Antero Midstream's revenue is generated from Antero Resources. ARMM's only income results from our equity in earnings of Antero Midstream from holding the IDRs in Antero Midstream.

        In connection with a planned initial public offering ("IPO") ARMM contributed, on December 31, 2016, the IDRs to a newly-formed entity, and a consolidated subsidiary of ARMM, Antero IDR Holdings LLC ("IDR LLC") in exchange for 100% of its Series A Units. IDR LLC also issued Series B Units entitling the holders thereof to receive, each quarter, an aggregate distribution of up to 6% of the amount in excess of $7.5 million distributed in respect of the IDRs by Antero Midstream.

(2) Summary of Significant Accounting Policies

  (a)    Basis of Presentation

        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, the accompanying consolidated financial statements include all adjustments considered necessary to present fairly our financial position, the results of our operations, and our cash flows as of and for the years ended December 31, 2015 and 2016.

        As of the date these consolidated financial statements were filed with the SEC, ARMM completed its evaluation of potential subsequent events for disclosure. See Note 8—Subsequent Events.

  (b)    Investment in Antero Midstream

        We own the IDRs of Antero Midstream, which entitles us to receive cash distributions from Antero Midstream when distributions exceed certain target amounts. We do not own any common units of Antero Midstream. We have no cost basis in our long-term investment in the IDRs. Our share of Antero Midstream's earnings as a result of our ownership of the IDRs is accounted for using the equity method of accounting because we have the ability to exercise significant influence over Antero Midstream. The

ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2016

(2) Summary of Significant Accounting Policies (Continued)

accounts of Antero Midstream, a variable interest entity, are included in the consolidated financial statements of Antero Resources, the primary beneficiary of Antero Midstream for financial reporting purposes. We recognize distributions received from Antero Midstream as "Equity in earnings of Antero Midstream Partners LP" on our statement of operations as they are earned and our long-term interest in IDRs on the balance sheet as "Investment in Antero Midstream Partners LP." The balance in this investment account represents IDR distributions attributable to us by Antero Midstream but not yet paid. Distributions received reduce our equity investment in Antero Midstream. See Note 4—Partnership Distributions.

  (c)    Use of Estimates

        The preparation of the consolidated financial statements and notes in conformity with GAAP requires that management formulate estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  (d)    Income Taxes

        Deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The provision for income taxes is comprised of ARMM's current tax liability and change in deferred income tax assets and liabilities. ARMM regularly reviews its tax positions in each significant taxing jurisdiction in the process of evaluating its tax provision. ARMM makes adjustments to its tax provision when: (i) facts and circumstances regarding a tax position change, causing a change in management's judgment regarding that tax position; and/or (ii) a tax position is effectively settled with a tax authority at a differing amount. See Note 5—Income Taxes.

  (e)    General and Administrative Expenses

        General and administrative costs incurred during 2016 relate to legal and other costs incurred in connection with our initial public offering. No such costs were incurred in 2015.

(3) Long-term Incentive Plan

        As described in Note 1, on December 31, 2016, ARMM contributed the IDRs to IDR LLC in exchange for 100% of its Series A Units. IDR LLC is also authorized to issue 100,000 Series B Units. The Series B Units entitle the holders to receive up to 6% of the amount of each quarterly distribution in excess of $7.5 million in respect of the IDRs by Antero Midstream. The Series B Units are reserved for issuance to officers and employees of Antero Resources Corporation to incentivize the performance of Antero Resources Corporation and therefore the performance of Antero Midstream and its ability to make IDR distributions. The Series B units vest ratably over a three-year period. The last one-third of the award vests on the later of the three-year period and completion of our IPO. After completion of an IPO, the holder of Series B Units has the right to convert the units to common shares with a value equal to its pro rata share of up to 6% of any increase in our equity value in excess of $2.0 billion. In no event will the aggregate number of newly-issued common shares exceed 6% of the total number of our issued and outstanding common shares. Awards for 80,000 of the units were made on December 31, 2016. We will

ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2016

(3) Long-term Incentive Plan (Continued)

recognize expense over the vesting period of the awards. Expense for the final one-third of the award will not be recorded unless the occurrence of our IPO is probable.

(4) Partnership Distributions

        Antero Midstream's partnership agreement provides for a target minimum quarterly distribution of $0.17 per unit for each quarter, or $0.68 per unit on an annualized basis.

        If cash distributions to Antero Midstream's unitholders exceed $0.1955 per common unit and subordinated unit in any quarter, ARMM, as the holder of the IDRs, will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount	Antero Midstream Common and Subordinated Unitholders	IDRs
above $0.1955 up to $0.2125	85%	15%
above $0.2125 up to $0.2550	75%	25%
above $0.2550	50%	50%

        In 2015 through December 31, 2016, Antero Midstream has declared the following distributions per common and subordinated unit and ARMM has received distributions related to our IDRs as follows:

Quarter and Year	Antero Midstream Distribution Amount per Common and Subordinated Unit	Income Attributable to IDRs ($ thousands)
Q1 2015	$0.1800	$—
Q2 2015	$0.1900	$—
Q3 2015	$0.2050	$295
Q4 2015	$0.2200	$969
Q1 2016	$0.2350	$1,850
Q2 2016	$0.2500	$2,731
Q3 2016	$0.2650	$4,820

        See Note 8—Subsequent Events for information on the Q4 2016 distribution.

ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2016

(5) Income Taxes

        ARMM's income before income taxes was earned solely in the United States. The provision for income taxes is comprised of the following for the years ended December 31, 2015 and 2016 (in thousands):

	2015	2016
Current:
Federal	$100	$5,983
State	15	804

Total	115	6,787
Deferred:
Federal	339	(339)
State	29	(29)

Total	368	(368)

Provision for income taxes	$483	$6,419

        A reconciliation of income tax expense at the U.S. federal statutory income tax rate of 35% to the recorded tax provision for the years ended December 31, 2015 and 2016 is as follows (in thousands):

	2015	2016
Tax at statutory rate	$439	$5,646
State income taxes, net	44	479
Non-deductible expenses	—	309
Other	—	(15)

Provision for income taxes	$483	$6,419

(6) Transactions with Affiliates

        In 2015, ARMM paid general and administrative expenses of $0.2 million on behalf of its member owner and accounted for the payment as a distribution to the member. In 2016, ARMM also paid general and administrative expenses of $0.2 million on behalf of its member owner which is accounted for as a receivable from affiliate as of December 31, 2016.

(7) Summarized Financial Information for Antero Midstream

        Summarized financial information for Antero Midstream, our investee accounted for using the equity method of accounting, is included in this note. Antero Midstream's combined consolidated financial statements include the retrospective adjustments necessary to reflect the results of the drop-down of Antero Water LLC and Antero Resources' advanced wastewater treatment complex as of September 23, 2015, because the transaction was between entities under common control ("Water Acquisition"). The following tables present summarized income statement and balance sheet information as of and for the years ended December 31, 2015 and 2016 for Antero Midstream (in thousands).

ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2016

(7) Summarized Financial Information for Antero Midstream (Continued)

Summarized Antero Midstream Income Statement Information

	2015	2016
Revenues	$387,324	$590,211
Operating expenses	220,061	332,100

Operating income	$167,263	$258,111

Net income	159,105	236,703
Pre-Water Acquisition net income attributed to parent	(40,193)	—
General partner interest in net income attributable to IDRs	(1,264)	(16,944)

Limited partners' interest in net income	117,648	219,759

Summarized Antero Midstream Balance Sheet Information

	2015	2016
Current assets	$75,302	$79,950
Non-current assets	1,904,730	2,269,945
Current liabilities	98,614	82,013
Non-current liabilities	798,673	1,045,072
Partners' capital	1,082,745	1,222,810

(8) Subsequent Events

  Antero Midstream Distributions

        Antero Midstream declared a cash distribution of $0.28 per unit for the quarter ended December 31, 2016. Antero Midstream paid this distribution on February 8, 2017 to unitholders of record at February 1, 2017, resulting in an IDR distribution to us of approximately $7.5 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Antero Resources Midstream Management LLC and Unitholders of
Antero Midstream Partners LP:

        We have audited the accompanying combined consolidated balance sheets of Antero Midstream Partners LP ("the Partnership") and its accounting predecessor as of December 31, 2015 and 2016, and the related combined consolidated statements of operations and comprehensive income, partners' capital, and cash flows for each of the years in the three-year period ended December 31, 2016. These combined consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of Antero Midstream Partners LP and its accounting predecessor as of December 31, 2015 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Antero Midstream Partners LP's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2017 expressed an unqualified opinion on the effectiveness of the Partnership's internal control over financial reporting.

        As discussed in Note 2 to the combined consolidated financial statements of Antero Midstream Partners LP, the combined consolidated statements of operations and comprehensive income, partners' capital, and cash flows for 2014 and the combined consolidated balance sheets, and the related combined consolidated statements of operations and comprehensive income, partners' capital, and cash flows for 2015 have been prepared on a combined basis of accounting.

/s/ KPMG LLP

Denver, Colorado
February 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Antero Resources Midstream Management LLC and Unitholders of
Antero Midstream Partners LP:

        We have audited Antero Midstream Partners LP's (the "Partnership") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Antero Midstream Partners LP's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting within Item 9A. Controls and Procedures. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Antero Midstream Partners LP maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined consolidated balance sheets of Antero Midstream Partners LP and its accounting predecessor as of December 31, 2015 and 2016, and the related combined consolidated statements of operations and comprehensive income, partners' capital, and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated February 28, 2017 expressed an unqualified opinion on those combined consolidated financial statements.

/s/ KPMG LLP

Denver, Colorado
February 28, 2017

ANTERO MIDSTREAM PARTNERS LP

Combined Consolidated Balance Sheets

December 31, 2015, and 2016

(In thousands)

	2015	2016
Assets
Current assets:
Cash and cash equivalents	$6,883	$14,042
Accounts receivable—Antero Resources	65,712	64,139
Accounts receivable—third-party	2,707	1,240
Prepaid expenses	—	529

Total current assets	75,302	79,950

Property and equipment:
Gathering and compression systems	1,485,835	1,705,839
Water handling and treatment systems	565,616	744,682

	2,051,451	2,450,521
Less accumulated depreciation	(157,625)	(254,642)

Property and equipment, net	1,893,826	2,195,879

Investment in unconsolidated affiliates	—	68,299
Other assets, net	10,904	5,767

Total assets	$1,980,032	$2,349,895

Liabilities and Partners' Capital
Current liabilities:
Accounts payable	$10,941	$16,979
Accounts payable—Antero Resources	2,138	3,193
Accrued liabilities (Note 5)	85,385	61,641
Other current liabilities	150	200

Total current liabilities	98,614	82,013
Long-term liabilities:
Long-term debt	620,000	849,914
Contingent acquisition consideration	178,049	194,538
Other	624	620

Total liabilities	897,287	1,127,085

Partners' capital:
Common unitholders—public (59,286 units and 70,020 units issued and outstanding at December 31, 2015 and 2016, respectively)	1,351,317	1,458,410
Common unitholder—Antero Resources (40,929 units and 32,929 units issued and outstanding at December 31, 2015 and 2016, respectively)	30,186	26,820
Subordinated unitholder—Antero Resources (75,941 units issued and outstanding at December 31, 2015 and 2016)	(299,727)	(269,963)
General partner	969	7,543

Total partners' capital	1,082,745	1,222,810

Total liabilities and partners' capital	$1,980,032	$2,349,895

See accompanying notes to combined consolidated financial statements.

ANTERO MIDSTREAM PARTNERS LP

Combined Consolidated Statements of Operations and Comprehensive Income

Years Ended December 31, 2014, 2015, and 2016

(In thousands, except unit counts and per unit amounts)

	2014	2015	2016
Revenue:
Gathering and compression—Antero Resources	$95,746	$230,210	$303,250
Water handling and treatment—Antero Resources	162,283	155,954	282,267
Gathering and compression—third-party	—	382	835
Water handling and treatment—third-party	8,245	778	—
Gain on sale of assets	—	—	3,859

Total revenue	266,274	387,324	590,211

Operating expenses:
Direct operating	48,821	78,852	161,587
General and administrative (including $11,618, $22,470 and $26,049 of equity-based compensation in 2014, 2015, and 2016, respectively)	30,366	51,206	54,163
Depreciation	53,029	86,670	99,861
Accretion of contingent acquisition consideration	—	3,333	16,489

Total operating expenses	132,216	220,061	332,100

Operating income	134,058	167,263	258,111

Interest expense, net	(6,183)	(8,158)	(21,893)
Equity in earnings of unconsolidated affiliates	—	—	485

Net income and comprehensive income	127,875	159,105	236,703
Pre-IPO net income attributed to parent	(98,219)	—	—
Pre-Water Acquisition net income attributed to parent	(22,234)	(40,193)	—
General partner interest in net income attributable to incentive distribution rights	—	(1,264)	(16,944)

Limited partners' interest in net income	$7,422	$117,648	$219,759

Net income per limited partner unit:
Basic:
Common units	$0.05	$0.76	$1.24
Subordinated units	$0.05	$0.73	$1.24
Diluted:
Common units	$0.05	$0.76	$1.24
Subordinated units	$0.05	$0.73	$1.24
Weighted average number of limited partner units outstanding:
Basic:
Common units	75,941	82,538	100,706
Subordinated units	75,941	75,941	75,941
Diluted:
Common units	75,941	82,586	100,860
Subordinated units	75,941	75,941	75,941

See accompanying notes to combined consolidated financial statements.

ANTERO MIDSTREAM PARTNERS LP

Combined Consolidated Statements of Partners' Capital

Years Ended December 31, 2014, 2015, and 2016

(In thousands)

	Common Unitholders Public	Common Unitholder Antero Resources	Subordinated Unitholder Antero Resources	General Partner	Parent Net Investment	Total Partners' Capital
Balance at December 31, 2013	$—	$—	$—	$—	$732,061	$732,061

Net income and comprehensive income	—	—	—	—	98,219	98,219
Deemed distribution to Antero Resources, net	—	—	—	—	(5,375)	(5,375)
Equity-based compensation	—	—	—	—	8,696	8,696

Balance at November 10, 2014 (prior to IPO)	—	—	—	—	833,601	833,601

Allocation of net investment to unitholders	—	163,458	414,587	—	(578,045)	—
Net proceeds from IPO	1,087,224	—	—	—	—	1,087,224
Distribution to Antero Resources	—	(94,023)	(238,477)	—	—	(332,500)
Net income and comprehensive income	2,248	1,463	3,711	—	22,234	29,656
Equity-based compensation	565	767	936	—	654	2,922
Balance at December 31, 2014	1,090,037	71,665	180,757	—	278,444	1,620,903

Net income and comprehensive income	37,368	25,053	55,227	1,264	40,193	159,105
Distributions to unitholders	(33,834)	(22,292)	(50,827)	(295)	—	(107,248)
Deemed distribution to Antero Resources, net	—	—	—	—	(52,669)	(52,669)
Equity-based compensation	4,577	7,363	7,086	—	3,444	22,470
Issuance of common units upon vesting of equity-based compensation awards, net of units withheld for income taxes	12,466	(17,272)	—	—	—	(4,806)
Issuance of common units, net of offering costs	240,703	—	—	—	—	240,703
Issuance of common units to Antero Resources in Water Acquisition	—	229,988	—	—	—	229,988
Purchase price in excess of net assets acquired in Water Acquisition	—	(264,319)	(491,970)	—	—	(756,289)
Carrying value of net assets acquired in Water Acquisition	—	—	—	—	(269,412)	(269,412)
Balance at December 31, 2015	$1,351,317	$30,186	$(299,727)	$969	$—	$1,082,745
Net income and comprehensive income	82,424	42,817	94,518	16,944	—	236,703
Distributions to unitholders	(64,712)	(33,701)	(73,663)	(10,370)	—	(182,446)
Equity-based compensation	8,012	9,128	8,909	—	—	26,049
Issuance of common units upon vesting of equity-based compensation awards, net of units withheld for income taxes	9,555	(15,191)	—	—	—	(5,636)
Issuance of common units, net of offering costs	65,395	—	—	—		65,395
Sale of units held by Antero Resources to public	6,419	(6,419)	—	—	—	—

Balance at December 31, 2016	$1,458,410	$26,820	$(269,963)	$7,543	$—	$1,222,810

See accompanying notes to combined consolidated financial statements.

ANTERO MIDSTREAM PARTNERS LP

Combined Consolidated Statements of Cash Flows

Years Ended December 31, 2014, 2015, and 2016

(In thousands)

	2014	2015	2016
Cash flows provided by (used in) operating activities:
Net income	$127,875	$159,105	$236,703
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	53,029	86,670	99,861
Accretion of contingent acquisition consideration	—	3,333	16,489
Equity-based compensation	11,618	22,470	26,049
Equity in earnings of unconsolidated affiliates	—	—	(485)
Distribution of earnings from unconsolidated affiliates	—	—	7,702
Amortization of deferred financing costs	135	1,144	1,814
Gain on sale of assets	—	—	(3,859)
Changes in assets and liabilities:
Accounts receivable—Antero Resources	(29,988)	(35,148)	1,573
Accounts receivable—third-party	(5,574)	2,867	1,467
Prepaid expenses	(518)	518	(529)
Accounts payable	863	2,803	95
Accounts payable—Antero Resources	1,059	475	1,055
Accrued liabilities	10,934	15,441	(9,328)

Net cash provided by operating activities	169,433	259,678	378,607

Cash flows provided by (used in) investing activities:
Additions to gathering and compression systems	(553,582)	(320,002)	(228,100)
Additions to water handling and treatment systems	(200,116)	(132,633)	(188,220)
Amounts paid to Antero Resources for gathering and compression systems	(40,277)	—	—
Investment in unconsolidated affiliates	—	—	(75,516)
Proceeds from sale of assets	—	—	10,000
Change in other assets	(3,530)	7,180	3,673

Net cash used in investing activities	(797,505)	(445,455)	(478,163)

Cash flows provided by (used in) financing activities:
Deemed distribution to Antero Resources, net	(5,375)	(52,669)	—
Distributions to Antero Resources	(332,500)	(620,997)	—
Distributions to unitholders	—	(107,248)	(182,446)
Issuance of senior notes	—	—	650,000
Borrowings (repayments) on bank credit facilities, net	115,000	505,000	(410,000)
Issuance of common units, net of offering costs	1,087,224	240,703	65,395
Payments of deferred financing costs	(4,871)	(2,059)	(10,435)
Employee tax witholding for settlement of equity compensation awards	—	—	(5,636)
Other	(1,214)	(262)	(163)

Net cash provided by (used in) financing activities	858,264	(37,532)	106,715

Net increase (decrease) in cash and cash equivalents	230,192	(223,309)	7,159
Cash and cash equivalents, beginning of period	—	230,192	6,883

Cash and cash equivalents, end of period	$230,192	$6,883	$14,042

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$5,864	$7,765	$13,494
Supplemental disclosure of noncash investing activities:
Increase (decrease) in accrued capital expenditures and accounts payable for property and equipment	$37,596	$4,552	$(8,471)

See accompanying notes to combined consolidated financial statements.

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements

Years Ended December 31, 2014, 2015, and 2016

(1) Business and Organization

        Antero Midstream Partners LP (the "Partnership") is a growth-oriented master limited partnership formed by Antero Resources Corporation ("Antero Resources") to own, operate and develop midstream energy infrastructure primarily to service Antero Resources' rapidly increasing production and completion activity in the Appalachian Basin's Marcellus Shale and Utica Shale located in West Virginia and Ohio. The Partnership's assets consist of gathering pipelines, compressor stations, processing and fractionation plants and water handling and treatment assets, through which the Partnership provides midstream services to Antero Resources under long-term, fixed-fee contracts. The Partnership's combined consolidated financial statements as of December 31, 2016, include the accounts of the Partnership, Antero Midstream LLC ("Midstream Operating"), Antero Water LLC Predecessor ("Antero Water"), Antero Treatment LLC ("Antero Treatment"), and Antero Midstream Finance Corporation ("Finance Corp"), all of which are entities under common control.

        On September 23, 2015, Antero Resources contributed (the "Water Acquisition") (i) all of the outstanding limited liability company interests of Antero Water to the Partnership and (ii) all of the assets, contracts, rights, permits and properties owned or leased by Antero Resources and used primarily in connection with the construction, ownership, operation, use or maintenance of Antero Resources' advanced wastewater treatment complex under construction in Doddridge County, West Virginia, to Antero Treatment (collectively, (i) and (ii) are referred to herein as the "Contributed Assets"). Our results for periods prior to September 23, 2015 have been recast to include the historical results of Antero Water because the transaction was between entities under common control. Antero Water's operations prior to the Water Acquisition consisted entirely of fresh water delivery operations.

        References in these financial statements to "Predecessor," "we," "our," "us" or like terms, when referring to periods prior to November 10, 2014, refer to Antero Resources' gathering, compression and water assets, the Partnership's predecessor for accounting purposes. References to "the Partnership," "we," "our," "us" or like terms, when referring to periods between November 10, 2014 and September 23, 2015 refer to the Partnership's gathering and compression assets and Antero Resources' water handling and treatment assets. References to "the Partnership," "we," "our," "us" or like terms, when referring to periods since September 23, 2015 or when used in the present tense or prospectively, refer to the Partnership.

        The Partnership's gathering and processing assets consist of 8-, 12-, 16-, 20- and 24-inch high and low pressure gathering pipelines, compressor stations and processing and fractionation plants that collect and process natural gas, NGLs and oil from Antero Resources' wells in West Virginia and Ohio. The Partnership's water handling and treatment assets include two independent systems that deliver fresh water from sources including the Ohio River, local reservoirs as well as several regional waterways and other fluid handling assets which includes high rate transfer, wastewater transportation, disposal, and treatment.

(2) Summary of Significant Accounting Policies

(a)   Basis of Presentation

        These combined consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, these statements include all adjustments considered necessary for a fair presentation of the Partnership's financial position as of December 31, 2015 and 2016, and the results of our operations and our cash flows for the years ended December 31, 2014, 2015 and 2016. The combined consolidated statements of

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(2) Summary of Significant Accounting Policies (Continued)

operations and comprehensive income, partners' capital, and cash flows for 2014 and the combined consolidated balance sheets, and the related combined consolidated statements of operations and comprehensive income, partners' capital, and cash flows for 2015 have been prepared on a combined basis of accounting. The Partnership has no items of other comprehensive income or loss; therefore, net income is identical to comprehensive income.

        Certain costs of doing business incurred by Antero Resources on our behalf have been reflected in the accompanying combined consolidated financial statements. These costs include general and administrative expenses attributed to us by Antero Resources in exchange for:

  •
  business services, such as payroll, accounts payable and facilities management;

  •
  corporate services, such as finance and accounting, legal, human resources, investor relations and public and regulatory policy; and

  •
  employee compensation, including equity-based compensation.

        Transactions between us and Antero Resources have been identified in the combined consolidated financial statements (see Note 3—Transactions with Affiliates).

        As of the date these combined consolidated financial statements were filed with the SEC, we completed our evaluation of potential subsequent events for disclosure (see Note 14—Subsequent Events).

(b)   Revenue Recognition

        We provide gathering and compression and water handling and treatment services under fee-based contracts primarily based on throughput or cost plus margin. Under these arrangements, we receive fees for gathering oil and gas products, compression services, and water handling and treatment services. The revenue we earn from these arrangements is directly related to (1) in the case of natural gas gathering and compression, the volumes of metered natural gas that we gather, compress and deliver to natural gas compression sites or other transmission delivery points, (2) in the case of oil and condensate gathering, the volumes of metered oil and condensate that we gather and deliver to other transmission delivery points, (3) in the case of fresh water services, the quantities of fresh water delivered to our customers for use in their well completion operations, or (4) in the case of flowback and produced water, the third-party out-of-pocket costs plus 3%. We recognize revenue when all of the following criteria are met: (1) persuasive evidence of an agreement exists, (2) services have been rendered, (3) prices are fixed or determinable and (4) collectability is reasonably assured.

(c)   Use of Estimates

        The preparation of the combined consolidated financial statements and notes in conformity with GAAP requires that management formulate estimates and assumptions that affect revenues, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Items subject to estimates and assumptions include the useful lives of property and equipment and valuation of accrued liabilities, among others. Although management believes these estimates are reasonable, actual results could differ from these estimates.

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(2) Summary of Significant Accounting Policies (Continued)

(d)   Cash and Cash Equivalents

        Prior to September 23, 2015 Antero Water was owned and funded by Antero Resources. Net amounts funded by Antero Resources are reflected as "Deemed distribution to Antero Resources, net" on the accompanying statements of Combined Consolidated Cash Flows.

        We consider all liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

(e)   Property and Equipment

        Property and equipment primarily consists of gathering pipelines, compressor stations and fresh water delivery pipelines and facilities stated at historical cost less accumulated depreciation. We capitalize construction-related direct labor and material costs. We also capitalize interest on capital costs related to the water treatment facility currently under construction. Maintenance and repair costs are expensed as incurred.

        Depreciation is computed using the straight-line method over the estimated useful lives and salvage values of assets. The depreciation of fixed assets recorded under capital lease agreements is included in depreciation expense. Uncertainties that may impact these estimates of useful lives include, among others, changes in laws and regulations relating to environmental matters, including air and water quality, restoration and abandonment requirements, economic conditions, and supply and demand for our services in the areas in which we operate. When assets are placed into service, management makes estimates with respect to useful lives and salvage values that management believes are reasonable. However, subsequent events could cause a change in estimates, thereby impacting future depreciation amounts.

        Our investment in property and equipment for the periods presented is as follows (in thousands):

	Estimated useful lives	As of December 31, 2015	As of December 31, 2016
Land	n/a	$3,430	$11,338
Fresh water surface pipelines and equipment	5 years	34,402	39,562
Above ground storage tanks	10 years	4,296	4,301
Fresh water permanent buried pipelines and equipment	20 years	410,202	443,453
Gathering and compression systems	20 years	1,291,871	1,551,771
Construction-in-progress	n/a	307,250	400,096

Total property and equipment		2,051,451	2,450,521
Less accumulated depreciation		(157,625)	(254,642)

Property and equipment, net		$1,893,826	$2,195,879

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(2) Summary of Significant Accounting Policies (Continued)

(f)    Impairment of Long-Lived Assets

        We evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying values of the assets may not be recoverable. Generally, the basis for making such assessments are undiscounted future cash flow projections for the unit being assessed. If the carrying values of the assets are deemed not recoverable, the carrying values are reduced to the estimated fair value, which are based on discounted future cash flows or other techniques, as appropriate. No impairments for such assets have been recorded through December 31, 2016.

(g)   Asset Retirement Obligations

        We are under no legal obligations, neither contractually nor under the doctrine of promissory estoppel, to restore or dismantle our gathering pipelines, compressor stations, water delivery pipelines and water treatment facility, currently under construction, upon abandonment. Our gathering pipelines, compressor stations and fresh water delivery pipelines and facilities have an indeterminate life, if properly maintained. Accordingly, we are not able to make a reasonable estimate of when future dismantlement and removal dates of our pipelines, compressor stations and facilities will occur. It has been determined by our operational management team that abandoning all other ancillary equipment, outside of the assets stated above, would require minimal costs. For the reasons stated above, we have not recorded asset retirement obligations at December 31, 2015 or 2016.

(h)   Litigation and Other Contingencies

        An accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome or the minimum amount within a range of possible outcomes. We regularly review contingencies to determine the adequacy of our accruals and related disclosures. The ultimate amount of losses, if any, may differ from these estimates.

        We accrue losses associated with environmental obligations when such losses are probable and can be reasonably estimated. Accruals for estimated environmental losses are recognized no later than at the time a remediation feasibility study, or an evaluation of response options, is complete. These accruals are adjusted as additional information becomes available or as circumstances change. Future environmental expenditures are not discounted to their present value. Recoveries of environmental costs from other parties are recorded separately as assets at their undiscounted value when receipt of such recoveries is probable.

(i)    Equity-Based Compensation

        Our combined consolidated financial statements reflect various equity-based compensation awards granted by Antero Resources, as well as compensation expense associated with our own plan. These awards include profits interests awards, restricted stock, stock options, restricted units, and phantom units. For purposes of these combined consolidated financial statements, we recognized as expense in each period an amount allocated from Antero Resources, with the offset included in partners' capital. See Note 3—Transactions with Affiliates for additional information regarding Antero Resources' allocation of expenses to us.

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(2) Summary of Significant Accounting Policies (Continued)

        In connection with the Initial Public Offering ("IPO"), Antero Resources Midstream Management LLC and its subsidiaries and affiliates (our "general partner"), adopted the Antero Midstream Partners LP Long-Term Incentive Plan ("Midstream LTIP"), pursuant to which certain non-employee directors of our general partner and certain officers, employees and consultants of our general partner and its affiliates are eligible to receive awards representing equity interests in the Partnership. An aggregate of 10,000,000 common units may be delivered pursuant to awards under the Midstream LTIP, subject to customary adjustments. For accounting purposes, these units are treated as if they are distributed from us to Antero Resources. Antero Resources recognizes compensation expense for the units awarded to its employees and a portion of that expense is allocated to us. See Note 6—Equity-Based Compensation.

(j)    Income Taxes

        Our combined consolidated financial statements do not include a provision for income taxes as we are treated as a partnership for federal and state income tax purposes, with each partner being separately taxed on its share of taxable income.

(k)   Fair Value Measures

        The Financial Accounting Standards Board (the "FASB") Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance also relates to all nonfinancial assets and liabilities that are not recognized or disclosed on a recurring basis (e.g., the initial recognition of asset retirement obligations and impairments of long-lived assets). The fair value is the price that we estimate would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy is used to prioritize inputs to valuation techniques used to estimate fair value. An asset or liability subject to the fair value requirements is categorized within the hierarchy based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The highest priority (Level 1) is given to unadjusted quoted market prices in active markets for identical assets or liabilities, and the lowest priority (Level 3) is given to unobservable inputs. Level 2 inputs are data, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

        The carrying values on our balance sheet of our cash and cash equivalents, accounts receivable—Antero Resources, accounts receivable—third-party, prepaid expenses, other assets, accounts payable, accounts payable—Antero Resources, accrued liabilities, other current liabilities, other liabilities and the revolving credit facility approximate fair values due to their short-term maturities.

(l)    Investment in Unconsolidated Entities

        The Partnership uses the equity method to account for its investments in companies if the investment provides the Partnership with the ability to exercise significant influence over the operating and financial policies of the investee. The Partnership's consolidated net income includes the Partnership's proportionate share of the net income or loss of such companies. The Partnership's judgment regarding

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(2) Summary of Significant Accounting Policies (Continued)

the level of influence over each equity method investee includes considering key factors such as the Partnership's ownership interest, representation on the board of directors and participation in policy-making decisions of the investee and material intercompany transactions. See Note 11—Equity Method Investment.

(m)  Recently Adopted Accounting Pronouncement

        On March 30, 2016, the FASB issued ASU No. 2016-09, Stock Compensation—Improvements to Employee Share-Based Payment Accounting. This standard simplifies or clarifies several aspects of the accounting for equity-based payment awards, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Certain of these changes are required to be applied retrospectively, while other changes are required to be applied prospectively. The Partnership has elected to early-adopt the standard as of January 1, 2016.

        As a result of adopting this standard, we have reclassified cash outflows attributable to tax withholdings on the net settlement of equity-classified awards from operating cash flows to financing cash flows.

(3) Transactions with Affiliates

(a)   Revenues

        All revenues earned, except revenues earned from third parties, were earned from Antero Resources, under various agreements for gathering and compression, water handling and treatment services and seconded employees.

(b)   Accounts receivable—Antero Resources, and Accounts payable—Antero Resources

        Accounts receivable—Antero Resources represents amounts due from Antero Resources, primarily related to gathering and compression services and water handling and treatment services. Accounts payable—Antero Resources represents amounts due to Antero Resources for general and administrative and other costs.

(c)   Allocation of Costs

        The employees supporting our operations are employees of Antero Resources. Direct operating expense includes allocated costs of $1.5 million, $3.0 million and $4.0 million during the year ended December 31, 2014, 2015, and 2016, respectively, related to labor charges for Antero Resources employees associated with the operation of our gathering lines and compressor stations. General and administrative expense includes allocated costs of $30.3 million, $44.2 million and $49.6 million during the year ended December 31, 2014, 2015, and 2016, respectively. These costs relate to: (i) various business services, including payroll processing, accounts payable processing and facilities management, (ii) various corporate services, including legal, accounting, treasury, information technology and human resources and (iii) compensation, including equity-based compensation (see Note 6—Equity-Based Compensation for more information). These expenses are charged or allocated to us based on the nature of the expenses and are allocated based on a combination of our proportionate share of Antero Resources' gross property and equipment, capital expenditures and labor costs, as applicable.

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(4) Long-term Debt

        Long-term debt was as follows at December 31, 2015 and 2016 (in thousands):

	December 31,
	2015	2016
Revolving credit facility(a)	$620,000	$210,000
5.375% senior notes due 2024(b)	—	650,000
Net unamortized debt issuance costs	—	(10,086)

	$620,000	$849,914

(a)   Revolving Credit Facility

        We have a secured revolving credit facility with a syndicate of bank lenders. The revolving credit facility provides for lender commitments of $1.5 billion and a letter of credit sublimit of $150 million. The revolving credit facility matures on November 10, 2019.

        The revolving credit facility is ratably secured by mortgages on substantially all of our properties, including the properties of our subsidiaries, and guarantees from our subsidiaries. The revolving credit facility contains certain covenants including restrictions on indebtedness, and requirements with respect to leverage and interest coverage ratios. The revolving credit facility provides that, so long as no event of default exists or would be caused thereby, and only to the extent permitted by our organizational documents, distributions to the holders of our equity interests may be made in accordance with the cash distribution policy adopted by the board of directors of our general partner in connection with the IPO. The Partnership was in compliance with all of the financial covenants under the revolving credit facility as of December 31, 2015 and 2016.

        Principal amounts borrowed are payable on the maturity date with such borrowings bearing interest that is payable quarterly or, in the case of Eurodollar Rate Loans, at the end of the applicable interest period if shorter than three months. Interest is payable at a variable rate based on LIBOR or the base rate, determined by election at the time of borrowing. Commitment fees on the unused portion of the revolving credit facility are due quarterly at rates ranging from 0.25% to 0.375% of the unused facility based on utilization.

        At December 31, 2015 and 2016, we had borrowings under the revolving credit facility of $620 million and $210 million, respectively, with a weighted average interest rate of 1.92% and 2.23%, respectively. No letters of credit were outstanding at December 31, 2015 or 2016.

(b)   5.375% Senior Notes Due 2024

        On September 13, 2016, the Partnership and its wholly owned subsidiary, Finance Corp, as co-issuers, issued $650 million in aggregate principal amount of 5.375% senior notes due September 15, 2024 (the "2024 Notes") at par. The 2024 Notes are unsecured and effectively subordinated to the revolving credit facility to the extent of the value of the collateral securing the revolving credit facility. The 2024 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by the Partnership's wholly owned subsidiaries (other than Finance Corp.) and certain of its future restricted subsidiaries. Interest on the 2024 Notes is payable on March 15 and September 15 of each year. The Partnership may

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(4) Long-term Debt (Continued)

redeem all or part of the 2024 Notes at any time on or after September 15, 2019 at redemption prices ranging from 104.031% on or after September 15, 2019 or 100.00% on or after September 15, 2022. In addition, prior to September 15, 2019, the Partnership may redeem up to 35% of the aggregate principal amount of the 2024 Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 105.375% of the principal amount of the 2024 Notes, plus accrued and unpaid interest. At any time prior to September 15, 2019, the Partnership may also redeem the 2024 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2024 Notes plus "make-whole" premium and accrued and unpaid interest. If the Partnership undergoes a change of control, the holders of the 2024 Notes will have the right to require the Partnership to repurchase all or a portion of the notes at a price equal to 101% of the principal amount of the 2024 Notes, plus accrued and unpaid interest.

(5) Accrued Liabilities

        Accrued liabilities as of December 31, 2015 and 2016 consisted of the following items (in thousands):

	December 31,
	2015	2016
Accrued capital expenditures	$50,022	$35,608
Accrued operating expenses	26,896	14,582
Accrued interest expense	82	10,613
Accrued ad valorem taxes	7,195	—
Other	1,190	838

	$85,385	$61,641

(6) Equity-Based Compensation

        Our general and administrative expenses include equity-based compensation costs allocated to us by Antero Resources for grants made pursuant to Antero Resources' long-term incentive plan and the Midstream LTIP. Equity-based compensation expense allocated to us was $11.6 million, $22.5 million and $26.0 million for the year ended December 31, 2014, 2015 and 2016, respectively. These expenses were allocated to us based on our proportionate share of Antero Resources' labor costs. Antero Resources has unamortized expense totaling approximately $183.5 million as of December 31, 2016 related to its various equity-based compensation plans, which includes the Midstream LTIP. A portion of this will be allocated to us as it is amortized over the remaining service period of the related awards.

Midstream LTIP

        Our general partner manages our operations and activities and Antero Resources employs the personnel who provide support to our operations. In connection with the IPO, our general partner adopted the Midstream LTIP, pursuant to which non-employee directors of our general partner and certain officers, employees and consultants of our general partner and its affiliates are eligible to receive awards representing ownership interests in the Partnership. An aggregate of 10,000,000 common units may be delivered pursuant to awards under the Midstream LTIP, subject to customary adjustments. A total of

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(6) Equity-Based Compensation (Continued)

7,937,930 common units are available for future grant under the Midstream LTIP as of December 31, 2016. Restricted units and phantom units granted under the Midstream LTIP vest subject to the satisfaction of service requirements, upon the completion of which common units in the Partnership are delivered to the holder of the restricted units or phantom units. Compensation related to each restricted unit and phantom unit award is recognized on a straight-line basis over the requisite service period of the entire award. The grant date fair values of these awards are determined based on the closing price of the Partnership's common units on the date of grant. These units are accounted for as if they are distributed by the Partnership to Antero Resources. Antero Resources recognizes compensation expense for the units awarded and a portion of that expense is allocated to the Partnership. Antero Resources allocates equity-based compensation expense to the Partnership based on our proportionate share of Antero Resources' labor costs. The Partnership's portion of the equity-based compensation expense is included in general and administrative expenses, and recorded as a credit to the applicable classes of partners' capital.

        A summary of restricted unit and phantom unit awards activity during the year ended December 31, 2016 is as follows:

	Number of units	Weighted average grant date fair value	Aggregate intrinsic value (in thousands)
Total awarded and unvested—December 31, 2015	1,667,832	$28.97	$38,060
Granted	297,356	$21.41
Vested	(524,659)	$28.95
Forfeited	(108,568)	$28.66

Total awarded and unvested—December 31, 2016	1,331,961	$27.31	$41,131

        Intrinsic values are based on the closing price of the Partnership's common units on the referenced dates. Midstream LTIP unamortized expense of $33.2 million at December 31, 2016 is expected to be recognized over a weighted average period of approximately 2.1 years and our proportionate share will be allocated to us as it is recognized. We paid $5.6 million in minimum statutory tax withholdings for restricted and phantom units that vested during 2016, which is included in the "Issuance of common units upon vesting of equity-based compensation awards, net of units withheld for income taxes" line item in the Combined Consolidated Statements of Partners' Capital.

(7) Partnership Equity and Distributions

Our Minimum Quarterly Distribution

        Our partnership agreement provides for a minimum quarterly distribution of $0.17 per unit for each quarter, or $0.68 per unit on an annualized basis.

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(7) Partnership Equity and Distributions (Continued)

        If cash distributions to our unitholders exceed $0.1955 per common unit in any quarter, our unitholders and the holders of our incentive distribution rights ("IDRs"), will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount	Unitholders	Holders of IDRs
above $0.1955 up to $0.2125	85%	15%
above $0.2125 up to $0.2550	75%	25%
above $0.2550	50%	50%

General Partner Interest

        Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner controls the holder of the IDRs and may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Subordinated Units

        Antero Resources was issued all of our subordinated units in connection with our IPO. The principal difference between our common units and subordinated units was that, for any quarter during the subordination period, holders of the subordinated units were not entitled to receive any distribution from operating surplus until the common units had received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units did not accrue arrearages. Under the terms of our partnership agreement, the subordination period was to end on the first business day after distributions from operating surplus equaled or exceeded $1.02 per unit (150% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units for a four-quarter period immediately preceding that date.

        On January 11, 2017, the board of directors of our general partner declared a cash distribution of $0.28 per unit for the quarter ended December 31, 2016. The distribution was paid on February 8, 2017 to unitholders of record as of February 1, 2017. Upon payment of this distribution, the requirements for the conversion of all subordinated units were satisfied under our partnership agreement. As a result, effective February 9, 2017, the 75,940,957 subordinated units owned by Antero Resources were converted into common units on a one-for-one basis and thereafter will participate on terms equal with all other common units in distributions of available cash. The conversion did not impact the amount of the cash distributions paid by the Partnership or the total units outstanding.

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(7) Partnership Equity and Distributions (Continued)

        The following table details all distributions paid or declared as of the date of this filing (in thousands, except per unit data):

			Distributions
			Limited Partners
Quarter and Year	Record Date	Distribution Date	Common unitholders	Subordinated unitholders	General partner (IDRs)	Total	Distributions per limited partner unit
Q4 2014	February 13, 2015	February 27, 2015	$7,161	$7,161	$—	$14,322		$0.0943
Q1 2015	May 13, 2015	May 27, 2015	$13,669	$13,669	$—	$27,338		$0.1800
Q2 2015	August 13, 2015	August 27, 2015	$14,429	$14,429	$—	$28,858		$0.1900
Q3 2015	November 11, 2015	November 30, 2015	$20,470	$15,568	$295	$36,333		$0.2050
*	November 12, 2015	November 20, 2015	$397	$—	$—	$397	$	*

	Total 2015		$56,126	$50,827	$295	$107,248
Q4 2015	February 15, 2016	February 29, 2016	$22,048	$16,708	$969	$39,725		$0.2200
Q1 2016	May 11, 2016	May 25, 2016	$23,556	$17,846	$1,850	$43,252		$0.2350
Q2 2016	August 10, 2016	August 24, 2016	$25,059	$18,985	$2,731	$46,775		$0.2500
Q3 2016	November 10, 2016	November 24, 2016	$26,901	$20,124	$4,820	$51,845		$0.2650
*	November 12, 2016	November 18, 2016	$849	$—	$—	$849	$	*

	Total 2016		$98,413	$73,663	$10,370	$182,446

*
Distribution equivalent rights on units that vested related to limited partner common units.

        See Note 14—Subsequent Events for information on the Q4 2016 distribution.

(8) Net Income Per Limited Partner Unit

        The Partnership's net income is attributed to the general partner and limited partners, including subordinated unitholders, in accordance with their respective ownership percentages, and when applicable, giving effect to incentive distributions paid to the general partner. Basic and diluted net income per limited partner unit is calculated by dividing limited partners' interest in net income, less general partner incentive distributions, by the weighted average number of outstanding limited partner units during the period.

        We compute earnings per unit using the two-class method for master limited partnerships. Under the two-class method, earnings per unit is calculated as if all of the earnings for the period were distributed under the terms of the partnership agreement, regardless of whether the general partner has discretion over the amount of distributions to be made in any particular period, whether those earnings would actually be distributed during a particular period from an economic or practical perspective, or whether the general partner has other legal or contractual limitations on its ability to pay distributions that would prevent it from distributing all of the earnings for a particular period.

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(8) Net Income Per Limited Partner Unit (Continued)

        We calculate net income available to limited partners based on the distributions pertaining to the current period's net income. After adjusting for the appropriate period's distributions, the remaining undistributed earnings or excess distributions over earnings, if any, are attributed to the general partner and limited partners in accordance with the contractual terms of the partnership agreement under the two-class method.

        Basic earnings per unit is computed by dividing net earnings attributable to unitholders by the weighted average number of units outstanding during each period. Diluted net income per limited partner unit reflects the potential dilution that could occur if agreements to issue common units, such as awards under long-term incentive plans, were exercised, settled or converted into common units. When it is determined that potential common units resulting from an award should be included in the diluted net income per limited partner unit calculation, the impact is reflected by applying the treasury stock method. Earnings per common unit assuming dilution for the year ended December 31, 2016 was calculated based on the diluted weighted average number of units outstanding of 100,860,164, including 153,846 dilutive units attributable to non-vested restricted unit and phantom unit awards. For the year ended December 31, 2016, there were no non-vested phantom unit and restricted unit awards that were anti-dilutive and therefore excluded from the calculation of diluted earnings per unit.

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(8) Net Income Per Limited Partner Unit (Continued)

        The Partnership's calculation of net income per common and subordinated unit for the periods indicated is as follows (in thousands, except per unit data):

	Year Ended December 31,
	2014	2015	2016
Net income	$127,875	$159,105	$236,703
Less:
Pre-IPO net income attributed to parent	(98,219)	—	—
Pre-Water Acquisition net income attributed to parent	(22,234)	(40,193)	—
General partner interest in net income attributable to incentive distribution rights	—	(1,264)	(16,944)

Limited partner interest in net income	$7,422	$117,648	$219,759

Net income allocable to common units—basic and diluted	$3,711	$62,421	$125,241
Net income allocable to subordinated units—basic and diluted	3,711	55,227	94,518

Limited partner interest in net income—basic and diluted	$7,422	$117,648	$219,759

Net income per limited partner unit—basic and diluted
Common units	$0.05	$0.76	$1.24
Subordinated units	$0.05	$0.73	$1.24
Weighted average limited partner units outstanding—basic
Common units	75,941	82,538	100,706
Subordinated units	75,941	75,941	75,941
Weighted average limited partner units outstanding—diluted
Common units	75,941	82,586	100,860
Subordinated units	75,941	75,941	75,941

(9) Sale of Common Units Under Equity Distribution Agreement

        During the third quarter of 2016, the Partnership entered into an Equity Distribution Agreement (the "Distribution Agreement"), pursuant to which the Partnership may sell, from time to time through brokers acting as its sales agents, common units representing distribution limited partner interest having an aggregate offering price of up to $250 million. The program is registered with the SEC on an effective registration statement on Form S-3. Sales of the common units may be made by means of ordinary brokers' transactions on the New York Stock Exchange, at market prices, in block transactions, or as otherwise agreed to between the Partnership and the sales agents. Proceeds are expected to be used for general partnership purposes, which may include repayment of indebtedness and funding working capital or capital expenditures. The Partnership is under no obligation to offer and sell common units under the Distribution Agreement.

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(9) Sale of Common Units Under Equity Distribution Agreement (Continued)

        During the year ended December 31, 2016, the Partnership issued and sold 2,391,595 common units under the Distribution Agreement, resulting in net proceeds of $65.4 million. As of December 31, 2016, the Partnership had the capacity to issue additional common units under the Distribution Agreement up to an aggregate sales price of $183.8 million.

(10) Fair Value Measurement

        In connection with the Water Acquisition, we have agreed to pay Antero Resources (a) $125 million in cash if the Partnership delivers 176,295,000 barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (b) an additional $125 million in cash if the Partnership delivers 219,200,000 barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020. This contingent consideration liability is valued based on Level 3 inputs. The following table provides a reconciliation of changes in Level 3 financial liabilities measured at fair value on a recurring basis for the periods shown below (in thousands):

Contingent acquisition consideration—December 31, 2014	$—
Initial estimate upon acquisition	174,716
Accretion	3,333

Contingent acquisition consideration—December 31, 2015	$178,049
Accretion	16,489

Contingent acquisition consideration—December 31, 2016	$194,538

        We account for contingent consideration in accordance with applicable accounting guidance pertaining to business combinations. We are contractually obligated to pay Antero Resources contingent consideration in connection with the Water Acquisition, and therefore recorded this contingent consideration liability at the time of the Water Acquisition. We update our assumptions each reporting period based on new developments and adjust such amounts to fair value based on revised assumptions, if applicable, until such consideration is satisfied through payment upon achievement of the specified objectives or it is eliminated upon failure to achieve the specified objectives.

        As of December 31, 2016, we expect to pay the entire amount of the contingent consideration amounts in 2019 and 2020. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with future milestone payments was based on the risk adjusted present value of the contingent consideration payout.

(11) Equity Method Investment

        Our combined consolidated net income includes the Partnership's proportionate share of the net income (loss) of equity method investees. When the Partnership records its proportionate share of net income (loss), it increases (decreases) equity income in the combined consolidated statements of operations and comprehensive income and the carrying value of that investment. The Partnership uses the equity method of accounting to account for its investment in Stonewall Gas Gathering LLC ("Stonewall") because it is a limited liability company, which maintains separate capital accounts, and the Partnership exercises significant influence over the entity. Our judgment regarding the level of influence over the

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(11) Equity Method Investment (Continued)

Stonewall investment includes considering key factors such as the Partnership's ownership interest, representation on the board of directors and participation in policy-making decisions of Stonewall.

        The Partnership invested in Stonewall in 2016 and had no investment in Stonewall or related equity in earnings in 2015. The carrying value of the Partnership's investment in Stonewall was $68.3 million, net of distributions received in 2016 of $7.7 million, at December 31, 2016, and is included in the "Investment in unconsolidated affiliates" line item on the condensed combined consolidated balance sheet. The Partnership's share of Stonewall's net income was $0.5 million for the year ended December 31, 2016, and is included in "Equity in earnings of unconsolidated affiliates" on the condensed combined statement of operations and comprehensive income.

(12) Reporting Segments

        The Partnership's operations are located in the United States and are organized into two reporting segments: (1) gathering and processing and (2) water handling and treatment.

  Gathering and Processing

        The gathering and processing segment includes a network of gathering pipelines, compressor stations and processing and fractionation plants that collect and process natural gas, NGLs and oil from Antero Resources' wells in West Virginia and Ohio.

  Water Handling and Treatment

        The Partnership's water handling and treatment segment includes two independent systems that deliver fresh water from sources including the Ohio River, local reservoirs as well as several regional waterways. The water handling and treatment segment also includes other fluid handling services which includes, high rate transfer, wastewater transportation, disposal and treatment. See Note 2—Summary of Significant Accounting Policies, Property and Equipment.

        These segments are monitored separately by management for performance and are consistent with internal financial reporting. These segments have been identified based on the differing products and services, regulatory environment and the expertise required for these operations. We evaluate the

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(12) Reporting Segments (Continued)

performance of the Partnership's business segments based on operating income. Interest expense is primarily managed and evaluated on a consolidated basis.

	Gathering and Processing	Water Handling and Treatment	Consolidated Total
Year Ended December 31, 2014
Revenues:
Revenue—Antero Resources	$95,746	$162,283	$258,029
Revenue—third-party	—	8,245	8,245

Total revenues	$95,746	$170,528	$266,274

Operating expenses:
Direct operating	15,470	33,351	48,821
General and administrative (before equity-based compensation)	13,416	5,332	18,748
Equity-based compensation	8,619	2,999	11,618
Depreciation	36,789	16,240	53,029

Total expenses	74,294	57,922	132,216

Operating income	$21,452	$112,606	$134,058

Total assets	$1,395,121	$421,489	$1,816,610
Additions to property and equipment	$553,582	$200,116	$753,698
Year Ended December 31, 2015
Revenues:
Revenue—Antero Resources	$230,210	$155,954	$386,164
Revenue—third-party	382	778	1,160

Total revenues	230,592	156,732	387,324

Operating expenses:
Direct operating	25,783	53,069	78,852
General and administrative (before equity-based compensation)	22,608	6,128	28,736
Equity-based compensation	17,840	4,630	22,470
Depreciation	60,838	25,832	86,670
Accretion of contingent acquisition consideration	—	3,333	3,333

Total expenses	127,069	92,992	220,061

Operating income	$103,523	$63,740	$167,263

Total assets	$1,428,796	$551,236	$1,980,032
Additions to property and equipment	$320,002	$132,633	$452,635
Year Ended December 31, 2016
Revenues:
Revenue—Antero Resources	$303,250	$282,267	$585,517
Revenue—third-party	835	—	835
Gain on sale of assets	3,859	—	3,859

Total revenues	307,944	282,267	590,211

Operating expenses:
Direct operating	27,289	134,298	161,587
General and administrative (before equity-based compensation)	20,118	7,996	28,114
Equity-based compensation	19,714	6,335	26,049
Depreciation	69,962	29,899	99,861
Accretion of contingent acquisition consideration	—	16,489	16,489

Total expenses	137,083	195,017	332,100

Operating income	$170,861	$87,250	$258,111

Total assets	$1,734,208	$615,687	$2,349,895
Additions to property and equipment	$228,100	$188,220	$416,320

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(13) Quarterly Financial Information (Unaudited)

        The Partnership's combined consolidated financial statements have been retrospectively recast for all periods presented prior to the fourth quarter of 2015 to include the historical results of Antero Water because the Water Acquisition was between entities under common control. See Note 1—Business and Organization.

        Our quarterly financial information for the years ended December 31, 2015 and 2016 is as follows (in thousands, except per unit data):

	First quarter	Second quarter	Third quarter	Forth quarter
	(unaudited)
Year Ended December 31, 2015
Total operating revenues	$85,834	$88,093	$81,704	$131,693
Total operating expenses	51,923	51,333	37,012	79,793
Operating income	33,911	36,760	44,692	51,900
Net income	32,325	35,124	42,648	49,008
Less: Pre-Water Acquisition net income attributed to parent	(16,678)	(15,674)	(7,841)	—
Less: general partner's interest in net income			(295)	(969)

Net income attributable to limited partner units	$15,647	$19,450	$34,512	$48,039
Net income per limited partner unit:
Basic and Diluted:
Common units	$0.10	$0.13	$0.23	$0.27
Subordinated units	$0.10	$0.13	$0.22	$0.27
Year Ended December 31, 2016
Total operating revenues	$136,072	$136,810	$150,475	$166,854
Total operating expenses	89,452	83,503	76,192	82,953
Operating income	46,620	53,307	74,283	83,901
Net income	42,916	49,912	70,524	73,351
Less: general partner's interest in net income	(1,850)	(2,731)	(4,806)	(7,557)

Net income attributable to limited partner units	$41,066	$47,181	$65,718	$65,794
Net income per limited partner unit:
Basic and Diluted:
Common units	$0.23	$0.27	$0.37	$0.37
Subordinated units	$0.23	$0.27	$0.37	$0.37

(14) Subsequent Events

  Antero Midstream Distributions

        On January 11, 2017, the board of directors of our general partner declared a cash distribution of $0.28 per unit for the quarter ended December 31, 2016. The distribution was paid on February 8, 2017 to unitholders of record as of February 1, 2017. Upon payment of this distribution, the requirements for the conversion of all subordinated units were satisfied under our partnership agreement. As a result, effective February 9, 2017, the 75,940,957 subordinated units owned by Antero Resources were converted into

ANTERO MIDSTREAM PARTNERS LP

Notes to Combined Consolidated Financial Statements (Continued)

Years Ended December 31, 2014, 2015, and 2016

(14) Subsequent Events (Continued)

common units on a one-for-one basis and thereafter will participate on terms equal with all other common units in distributions of available cash. The conversion did not impact the amount of the cash distributions paid by the Partnership or the total units outstanding.

  Joint Venture—Sherwood Processing Facility

        On February 6, 2017, we formed a joint venture to develop processing and fractionation assets in Appalachia (the "Joint Venture") with MarkWest Energy Partners, L.P. ("MarkWest"), a wholly owned subsidiary of MPLX, LP. We and MarkWest each own a 50% interest in the Joint Venture and MarkWest will operate the Joint Venture assets. The Joint Venture assets will consist of processing plants in West Virginia, and C3+ fractionation capacity in Ohio. The Joint Venture will own a one third interest in a recently commissioned MarkWest fractionator in Ohio. We contributed approximately $155 million to the Joint Venture in connection with its formation.

        In conjunction with the Joint Venture, on February 10, 2017 we issued we issued 6,900,000 common units, including the underwriters' purchase option, resulting in net proceeds of approximately $223 million (the "Offering"). We used the proceeds from the Offering to repay outstanding borrowings under our revolving credit facility incurred to fund the investment in the Joint Venture, and for general partnership purposes.

APPENDIX A

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
ANTERO MIDSTREAM GP LP

[To come.]

A-1

APPENDIX B

GLOSSARY OF SELECTED TERMS

        Bbl or barrel:    One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil, NGLs or other liquid hydrocarbons.

        Bbl/d:    Bbl per day.

        Bcfe:    One billion cubic feet of natural gas equivalent with one barrel of oil, condensate or NGLs converted to six thousand cubic feet of natural gas.

        Bcfe/d:    Bcfe per day.

        Btu:    British thermal units.

        Compound annual growth rate or CAGR:    The annual growth rate of a metric over a specified period of time longer than a year, calculated by dividing the value of the metric at the end of the period in question by its value at the beginning of that period, raising the result to the power of one divided by the period length, and then subtracting one from the subsequent result. A calculation of the average compounded growth rate assumes that the growth rate derived from the calculation is even across the periods covered by the calculation and does not take into account any fluctuations for any periods other than the periods used to calculate the CAGR. Accordingly, the use of a CAGR may have limitations particularly in situations where there are substantial fluctuations in production during periods between the periods used to make the calculation.

        CPI:    Consumer Price Index.

        DOT:    Department of Transportation.

        dry gas:    A natural gas containing insufficient quantities of hydrocarbons heavier than methane to allow their commercial extraction or to require their removal in order to render the gas suitable for fuel use.

        EPA:    Environmental Protection Agency.

        Estimated ultimate recovery or EUR.    The sum of reserves remaining as of a given date and cumulative production as of that date.

        expansion capital expenditures:    Cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput.

        FERC:    Federal Energy Regulatory Commission.

        field:    The general area encompassed by one or more oil or gas reservoirs or pools that are located on a single geologic feature, that are otherwise closely related to the same geologic feature (either structural or stratigraphic).

        highly rich gas/condensate:    Gas having a heat content between 1275 BTU and 1350 BTU in the Marcellus Shale and 1225 BTU and 1250 BTU in the Utica Shale.

        highly rich gas:    Gas having a heat content between 1200 BTU and 1275 BTU in the Marcellus Shale and 1200 BTU and 1225 BTU in the Utica Shale.

B-1

        high pressure pipelines:    Pipelines gathering or transporting natural gas that has been dehydrated and compressed to the pressure of the downstream pipelines or processing plants.

        hydrocarbon:    An organic compound containing only carbon and hydrogen.

        low pressure pipelines:    Pipelines gathering natural gas at or near wellhead pressure that has yet to be compressed (other than by well pad gas lift compression or dedicated well pad compressors) and dehydrated.

        maintenance capital expenditures:    Cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long-term, our operating capacity or revenue.

        MBbl:    One thousand Bbls.

        MBbl/d:    One thousand Bbls per day.

        Mcf:    One thousand cubic feet of natural gas.

        MMBtu:    One million British thermal units.

        MMcf:    One million cubic feet of natural gas.

        MMcfe:    One million cubic feet equivalent, determined using a ratio of six Mcf of natural gas to one Bbls of crude oil, condensate or natural gas liquids.

        MMcf/d:    One million cubic feet per day.

        MMcfe/d:    One million cubic feet equivalent per day.

        natural gas:    Hydrocarbon gas found in the earth, composed of methane, ethane, butane, propane and other gases.

        NGLs:    Natural gas liquids, which consist primarily of ethane, propane, isobutane, normal butane and natural gasoline.

        oil:    Crude oil and condensate.

        SEC:    United States Securities and Exchange Commission.

        Tcfe:    One Tcf equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

        throughput:    The volume of product transported or passing through a pipeline, plant, terminal or other facility.

        WTI:    West Texas Intermediate

B-2

[Logo]

Common Shares
Representing Limited Partner Interests

Prospectus

                   , 2017

Morgan Stanley

Barclays

J.P. Morgan

Until                       , 2017 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13.    Other Expenses of Issuance and Distribution.

        Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$		*
FINRA filing fee		15,500
NYSE listing fee			*
Printing and engraving expenses			*
Fees and expenses of legal counsel			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous			*

Total	$		*

*
To be filed by amendment

Item 14.    Indemnification of our General Partner's Officers and Directors.

        The section of the prospectus entitled "Description of Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which we and our general partner will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

        To the extent that the indemnification provisions of our partnership agreement purport to exclude indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

        In connection with the Reorganization and the completion of this offering, Antero Resources Midstream Management, LLC will convert into Antero Midstream GP LP, and we expect to issue (i) the non-economic general partner interest in us to AMGP GP LLC for no consideration and (ii) the 100% limited partner interest in us to the ARI Members. Such issuances were exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16.    Exhibits.

        See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on                        , 2017.

ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC
By:
Name:
Title:

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints                ,                 and                as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 or otherwise) and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

	(principal executive officer)	, 2017
	(principal financial officer)	, 2017
	(principal accounting officer)	, 2017
	Director	, 2017
	Director	, 2017

EXHIBIT INDEX

Exhibit Number			Description
1.1	**	—	Form of Underwriting Agreement.

3.1	**	—	Certificate of Limited Partnership of Antero Midstream GP LP.

3.2	**	—	Amended and Restated Limited Partnership Agreement of Antero Midstream GP LP (included as Appendix A in the prospectus included in this Registration Statement).

3.3	**	—	Certificate of Formation of AMGP GP LLC.

3.4	**	—	Limited Liability Company Agreement of AMGP GP LLC.

3.5		—	Agreement of Limited Partnership of Antero Midstream Partners LP dated as of November 10, 2014 (incorporated by reference to Exhibit 3.1 to Antero Midstream Partners LP's Current Report on Form 8-K filed November 17, 2014).

3.6		—	Amendment No. 1 dated February 23, 2016 to the Agreement of Limited Partnership of Antero Midstream Partners LP (incorporated by reference to Exhibit 3.4 to Antero Midstream Partners LP's Current Report on Form 10-K filed February 24, 2016).

3.8	**	—	Limited Liability Company Agreement of Antero IDR Holdings LLC dated December 31, 2016.

4.1		—	Indenture, dated as of September 13, 2016, by and among Antero Midstream Partners LP, Antero Midstream Finance Corporation, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Antero Midstream's Current Report on Form 8-K (Commission File No. 001-36719) filed on September 13, 2016).

4.2		—	Form of 5.375% Senior Note due 2024 (incorporated by reference to Exhibit 4.2 to Antero Midstream's Current Report on Form 8-K (Commission File No. 001-36719) filed on September 13, 2016).

4.3		—	Registration Rights Agreement, dated as of November 10, 2014, by and among Antero Midstream Partners LP and Antero Resources Corporation (incorporated by reference to Exhibit 10.5 to Antero Midstream's Current Report on Form 8-K (Commission File No. 001-36719) filed on November 17, 2014).

4.4		—	Registration Rights Agreement, dated as of September 13, 2016, by and among Antero Midstream Partners LP, Antero Midstream Finance Corporation, the subsidiary guarantors named therein and J.P. Morgan Securities LLC as representative of the initial purchasers named therein (incorporated by reference to Exhibit 4.3 to Antero Midstream's Current Report on Form 8-K (Commission File No. 001-36719) filed on September 13, 2016).

4.5	**	—	Form of Registration Rights Agreement.

5.1	**	—	Opinion of Latham & Watkins LLP as to the legality of the securities being registered.

8.1	**	—	Opinion of Latham & Watkins LLP relating to tax matters.

Exhibit Number			Description
10.1		—	Gathering and Compression Agreement, dated as of November 10, 2014, by and between Antero Resources Corporation and Antero Midstream LLC (incorporated by reference to Exhibit 10.2 to Antero Midstream Partners LP's Current Report on Form 8-K (Commission File No. 001-36719) filed on November 17, 2014).

10.2		—	Water Services Agreement, dated as of September 23, 2015, by and between Antero Resources Corporation and Antero Water LLC (incorporated by reference to Exhibit 10.5 to Antero Midstream Partners LP's Quarterly Report on Form 10-Q (Commission File No. 001-36719) filed on October 28, 2015).

10.3		—	Credit Agreement, dated as of November 10, 2014, among Antero Midstream Partners LP and certain of its subsidiaries, certain lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, l/c issuer and swingline lender and the other parties thereto (incorporated by reference to Exhibit 10.6 to Antero Midstream Partners LP's Current Report on Form 8-K (Commission File No. 001-36719) filed on November 17, 2014).

10.4		—	Amended and Restated Contribution Agreement, dated as of November 10, 2014, by and between Antero Resources Corporation and Antero Midstream Partners LP (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36719) filed on November 17, 2014).

10.5	†	—	Form of Antero Midstream Partners LP Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to Antero Resources Midstream LLC's Registration Statement on Form S-1, filed on July 11, 2014, File No. 333-193798).

10.6		—	Common Unit Purchase Agreement, dated as of September 17, 2015, by and among Antero Midstream Partners LP and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to Antero Midstream Partners LP's Current Report on Form 8-K (Commission File No. 001-36719) filed on September 18, 2015).

10.7		—	Secondment Agreement, dated as of September 23, 2015, by and between Antero Midstream Partners LP, Antero Resources Midstream Management LLC, Antero Midstream LLC, Antero Water LLC, Antero Treatment LLC and Antero Resources Corporation (incorporated by reference to Exhibit 10.1 to Antero Midstream Partners LP's Current Report on Form 8-K (Commission File No. 001-36719) filed on September 24, 2015).

10.8		—	Amended and Restated Services Agreement, dated as of September 23, 2015, by and among Antero Midstream Partners LP, Antero Resources Midstream Management LLC and Antero Resources Corporation (incorporated by reference to Exhibit 10.2 to Antero Midstream Partners LP's Current Report on Form 8-K (Commission File No. 001-36719) filed on September 24, 2015).

10.9		—	License Agreement, dated as of November 10, 2014, by and between Antero Resources Corporation and Antero Midstream Partners LP (incorporated by reference to Exhibit 10.4 to Antero Midstream Partners LP's Current Report on Form 8-K (Commission File No. 001-36719) filed on November 17, 2014).

10.10	**†	—	Form of Antero Midstream GP LP Long-Term Incentive Plan.

10.11	**	—	Form of Services Agreement.

10.12	**	—	Form of Master Reorganization Agreement.

Exhibit Number			Description
10.13		—	First Amended and Restated Right of First Offer Agreement, dated as of February 6, 2017, but effective as of January 1, 2017, by and between Antero Resources Corporation and Antero Midstream LLC (incorporated by reference to Exhibit 10.1 to Antero Midstream Partners LP's Current Report on Form 8-K (Commission File No. 001-36719) filed on February 6, 2017).

21.1	**	—	List of Subsidiaries of Antero Midstream GP LP.

23.1	**	—	Consent of KPMG LLP (Antero Resources Midstream Management LLC).

23.2	**	—	Consent of KPMG LLP (Antero Midstream Partners LP).

23.3	**	—	Consent of Latham & Watkins LLP (contained in Exhibit 5.1).

23.4	**	—	Consent of Latham & Watkins LLP (contained in Exhibit 8.1).

23.5	**	—	Consent of Wood Mackenzie.

23.6	**	—	Consent of RigData.

24.1	**	—	Power of Attorney (included on the signature page of this registration statement).

*
Filed herewith.

**
To be filed by amendment.

†
Management compensatory plan or arrangement.